Filed Pursuant to Rule 424(b)(4)
Registration No. 333-232551

Prospectus

2,900,000 Shares

KURA SUSHI USA, INC.

CLASS A COMMON STOCK

$14.00 Per Share

This is the initial public offering of our Class A common stock. We are offering 2,900,000 shares of our Class A common stock. The initial public offering price is $14.00 per share.

Prior to this offering, there has been no public market for our Class A common stock. Our Class A common stock has been approved for listing on the Nasdaq Global Market under the symbol “KRUS.”

Following this offering, we will have two classes of outstanding common stock, Class A common stock and Class B common stock. Holders of our Class A common stock are entitled to one vote per share while holders of our Class B common stock are entitled to 10 votes per share, and all such holders will vote together as a single class except as otherwise required by applicable law. Each share of Class B common stock is convertible into one share of Class A common stock at the option of the holder, upon transfer or in certain specified circumstances. The beneficial owner of 100% of our Class B common stock is our parent company, Kura Sushi, Inc. Upon completion of this offering, we will be controlled by Kura Sushi, Inc., which will hold approximately 82.8% of the combined voting power of our outstanding Class A common stock and Class B common stock.

We are an emerging growth company as that term is used in the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”), and as such, we have elected to take advantage of certain reduced public company reporting requirements for this prospectus and future filings. In addition, following this offering, we will be a “controlled company” within the meaning of the corporate governance rules of the Nasdaq Stock Market.

Investing in our Class A common stock involves a high degree of risk. See Risk Factors beginning on page 17 of this prospectus.

	Per Share	Total

Initial public offering price	$14.00	$40,600,000

Underwriting discount(1)	$0.98	$2,842,000

Proceeds, before expenses, to Kura Sushi USA, Inc.	$13.02	$37,758,000

(1)	The underwriters will also be reimbursed for certain expenses incurred in the offering. “Underwriting” contains additional information regarding underwriter compensation.

To the extent that the underwriters sell more than 2,900,000 shares of Class A common stock, the underwriters have the option for a period of 30 days to purchase up to an additional 435,000 shares of Class A common stock from us at the initial public offering price less the underwriting discount.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed on the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the shares of Class A common stock on August 5, 2019.

BMO Capital Markets	Stephens Inc.

BTIG	Roth Capital Partners

Maxim Group LLC

Prospectus dated July 31, 2019

REVOLVING SUSHI BAR

CALIFORNIA

- Brea
- Cerritos
- Cupertino
- Cypress
- Irvine
- Los Angeles (Little Tokyo)
- Los Angeles (Sawtelle)
- Pleasanton
- Rancho Cucamonga
- Sacramento
- San Diego
- Torrance

TEXAS

- Austin
- Carrollton
- Frisco
- Houston (Midtown)
- Houston (Westheimer)
- Plano
- Sugar Land

GEORGIA

- Doraville

ILLINOIS

- Schaumburg

NEVADA

- Las Vegas

11
12
13
14

鮨 KURA
REVOLVING SUSHI BAR

BIKKURA PON
TUNA
SHRIMP
SUSHI BLOCK
TAMAGO
IKURA
Bikkura Pon!
Please take the entire item from the belt.

Sushi Menu
KURA
REVOLVING SUSHI BAR
Salmon Skin (Soy Paper)
Sushi Donut*
Ishizawa Dressing Marinated Salmon*
Ishizawa Dressing Marinated Tuna*
Salmon Jalapeño*
Tuna Jalapeño*
Yuzu Marinated Albacore*
Seared Shrimp with Yuzu Salt*
Amberjack (Kanpachi)*
1PC
Salmon*
Tuna*
Eel
Yellowtail*
Hokkaido Scallop*
Sweet Shrimp (Red Shrimp)*
Toro*
1PC
Conch*
Tamago
Shrimp
Squid*
Octopus
Snow Crab
1PC
Seared Salmon Japanese Mayo*
Seared Scallop Japanese Mayo*
Seared Beef with Yakiniku Sauce
Umami Oil Seared Beef
Garlic Tuna Steak*
Premium American Beef*
Garlic Ponzu Salmon*
Umami Oil Salmon*
Soy Sake Marinated Tuna*
Soy Sake Marinated Salmon*
Garlic Ponzu Tuna*
Red Snapper with Yuzu Pepper*
Spanish Mackerel (Aji)*
Salmon Skin
Blue Crab California Roll
Golden Crunchy Roll
Spicy Popcorn Shrimp Roll*
Philadelphia Roll*
Shrimp Avocado Roll
Rainbow Roll*
Kura Roll*
Salmon Skin Roll
Caterpillar Roll
Eel California Roll
Spicy Tuna Roll*
Spicy Salmon Roll*
Tekka Maki*
Kappa Maki
Salmon Skin
Spicy Tuna*
Spicy Salmon*
Spicy Yellowtail*
Spicy Scallop*
Blue Crab California
Cucumber
Avocado
Vegetable
Negitoro*
Eel
Spider
Spicy Tuna Crunchy*
Spicy Salmon Crunchy*
Crunchy
Spicy Tuna (Soy Paper)*
Spicy Salmon (Soy Paper)*
Spicy Yellowtail (Soy Paper)*
Spicy Scallop (Soy Paper)*
Blue Crab California (Soy Paper)
Cucumber (Soy Paper)
Avocado (Soy Paper)
Vegetable (Soy Paper)
Negitoro (Soy Paper)*
Eel (Soy Paper)
Spider (Soy Paper)
Spicy Tuna Crunchy (Soy Paper)*
Spicy Salmon Crunchy (Soy Paper)*
Crunchy (Soy Paper)
Sea Urchin*
1PC
Negitoro*
Ikura (Salmon Roe)*
Masago (Capelin's Egg)*
Real Crab Meat
Tuna Yukhoe*
Salmon Yukhoe*
Inari
Premium American Beef*
Garlic Tuna Steak*
【Hot Roll】
Baked Crab Cheese Roll
Baked Eel Avocado Roll
Volcano Roll
Seaweed
Spicy Garlic
Seaweed Popcorn Shrimp Roll*
Seaweed Tempura Philadelphia Roll*
Spicy Garlic Popcorn Shrimp Roll*
Spicy Garlic Tempura Philadelphia Roll*
Spicy Crunchy Taco
Tempura Philadelphia Roll*
【Mini Sushi Cup】
Mini Salmon Cup*
Mini Eel Cup
Mini Crab Cup*
Photographs are images. Some items are not available at certain locations. Wheat, soy, peanuts, and other food allergens are present at our restaurant.
Due to the design of our operations and shared cooking equipment, we cannot guarantee that any of our dishes are allergen free.
Please visit [https://kurausa.com/allergy.pdf] for allergy information. Consuming raw or undercooked meats, poultry, seafood, shellfish, or eggs may increase your risk of foodborne illness.*

[Soy Paper Hand Roll] menu 12 menu 13

Here comes a healthier option!

Salmon Skin
Vegetable
Blue Crab California

Spicy Tuna*	Negitoro*	Spider
Spicy Salmon*	Cucumber	Crunchy
Spicy Yellowtail*	Avocado	Spicy Tuna Crunchy*
Spicy Scallop*	Eel	Spicy Salmon Crunchy*

Also available with regular seaweed.

[Side Menu] menu 3 menu 4

Scallop Carpaccio*
Red Snapper Carpaccio*
Yellowtail Carpaccio*
Tuna Carpaccio*
Salmon Carpaccio*
Shrimp Tempura
Softshell Crab Tempura
Yellowtail Cheek
Crispy Squid
Crispy Chicken
Crispy Teriyaki Salmon Cheek
Chicken Gyoza Dumpling
Salmon Cheek
Crispy Rice with Crab Mayo
Crispy Rice with Spicy Salmon*
Crispy Rice with Spicy Tuna*
Shrimp Stuffed Baked Avocado
Garlic Ponzu Sashimi*
Edamame
Sunomono
Fried Takoyaki

[Furikake Roll] menu 8

Try our popular rolls with two different furikake seasonings!

Seaweed
Spicy Garlic
Seaweed Popcorn Shrimp Roll*
Seaweed Tempura Philadelphia Roll*
Spicy Garlic Popcorn Shrimp Roll*
Spicy Garlic Tempura Philadelphia Roll*

[Ramen] menu 1

Miso Ramen
Tantanmen
Shoyu Ramen
Tonkotsu Ramen

[Udon & Soup] menu 1 menu 3

Kitsune Udon
Miso Soup
Beef Udon
Shrimp Tempura Udon

[Ojyu] menu 1

Beef Ojyu
Japanese Poke*
Vegetable Ten Jyu
Ten Jyu

[Dessert] menu 16 menu 17

Sesame Ball
Watermelon
Warabimochi
Hokkaido Milk Creamy Tart
NY Cheesecake
Vanilla Ice Cream
Japanese Style Soy Milk Donuts
Cream Anmitsu
Mochi Ice Cream (Strawberry, Mango, Green Tea)

You should rely only on the information contained in this prospectus and any free writing prospectus we may authorize to be delivered or made available to you. We have not, and the underwriters have not, authorized anyone to provide you with additional or different information from that contained in this prospectus and any free writing prospectus we have authorized. We and the underwriters take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. We are offering to sell, and seeking offers to buy, shares of Class A common stock only in jurisdictions where offers and sales are permitted. The information in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of the Class A common stock. Our business, financial condition, results of operations and prospects may have changed since that date.

This prospectus contains forward-looking statements that are subject to a number of risks and uncertainties, many of which are beyond our control. “Risk Factors” and “Special Note Regarding Forward-Looking Statements” contain additional information regarding these risks.

For investors outside the United States: We have not, and the underwriters have not, done anything that would permit this offering, or possession or distribution of this prospectus, in any jurisdiction where action for that purpose is required, other than in the United States. Persons outside the United States who come into possession of this prospectus must inform themselves about, and observe any restrictions relating to, the offering of the shares of Class A common stock and the distribution of this prospectus outside of the United States. See “Underwriting.”

(i)

DEALER PROSPECTUS DELIVERY OBLIGATION

Through and including August 25, 2019 (the 25th day after the date of the prospectus), all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as an underwriter and with respect to their unsold allotments or subscriptions.

MARKET AND INDUSTRY DATA

Unless otherwise indicated, information contained in this prospectus concerning our industry and the markets in which we operate is based on information from independent industry and research organizations, other third-party sources (including industry publications, surveys and forecasts), and management estimates. Management estimates are derived from publicly available information released by independent industry analysts and third-party sources, as well data from internal research, and are based on assumptions made by us upon reviewing such data and our knowledge of such industry and markets which we believe to be reasonable. Although we believe the data from these third-party sources are reliable as of their respective dates, neither we nor the underwriters have independently verified the accuracy or completeness of this information. In addition, projections, assumptions and estimates of the future performance of the industry in which we operate and our future performance are necessarily subject to uncertainty and risk due to a variety of factors, including those described in “Risk Factors” and “Special Note Regarding Forward-Looking Statements.” These and other factors could cause results to differ materially from those expressed in the estimates made by the independent parties and by us. In addition, certain market and industry data has been derived from research and “whitespace” modeling prepared for us in January 2019 by Buxton Company, a leading real estate analytics firm, which we refer to herein as “Buxton.” We engaged Buxton to prepare a “whitespace” analysis to identify the Company’s potential new unit expansion opportunity in the continental United States, which excludes Alaska and Hawaii.

TRADEMARKS, SERVICE MARKS AND TRADE NAMES

We own or have rights to various trademarks, service marks and trade names that we use in connection with the operation of our business. This prospectus may also contain trademarks, service marks and trade names of third parties, which are the property of their respective owners. Our use or display of third parties’ trademarks, service marks, trade names or food products in this prospectus is not intended to imply a relationship with, or endorsement or sponsorship by, these other parties. Solely for convenience, the trademarks, service marks and trade names referred to in this prospectus may appear without the ®, TM or SM symbols, but such references are not intended to indicate, in any way, that we will not assert, to the fullest extent under applicable law, our rights or the rights of the applicable licensor to these trademarks, service marks and trade names.

BASIS OF PRESENTATION

Certain monetary amounts, percentages and other figures included in this prospectus have been subject to rounding adjustments. Accordingly, figures shown as totals in certain tables may not be the arithmetic aggregation of the figures that precede them, and figures expressed as percentages in the text may not total 100% or, as applicable, when aggregated may not be the arithmetic aggregation of the percentages that precede them.

In this prospectus, “Kura Sushi USA,” “Kura Sushi,” “Kura,” “we,” “us,” “our,” “our company” and the “Company” refer to Kura Sushi USA, Inc. unless expressly indicated or the context otherwise requires. “Kura Japan,” “parent company” and “Parent” refer to Kura Sushi, Inc., our parent company and sole holder of all outstanding Class A common stock and Class B common stock. Kura Sushi, Inc. was formerly known as Kura Corporation prior to effecting a name change to Kura Sushi, Inc. on May 1, 2019. We refer to our Class A

(ii)

common stock as “common stock,” unless the context otherwise requires. We sometimes refer to our Class A common stock and Class B common stock as “equity interests” when described on an aggregate basis. On all matters to be voted on by stockholders, holders of our Class A common stock are entitled to one vote per share while holders of our Class B common stock are entitled to 10 votes per share. Each share of Class B common stock is convertible into one share of Class A common stock at the option of the holder, upon transfer or in certain specified circumstances. With the exception of voting rights and conversion rights, holders of Class A and Class B common stock will have identical rights. The terms “yen” and “¥” refers to Japanese Yen, the lawful currency of Japan, and the terms “dollar” or “$” refer to U.S. dollars, the lawful currency of the United States. Unless otherwise indicated, U.S. dollar translations of yen amounts presented in this prospectus are translated using the rate of 111.00 yen to $1.00, based on the central rate as reported by the Bank of Japan on August 31, 2018.

The Company’s fiscal year begins on September 1 and ends on August 31. We refer to our fiscal years as “fiscal year 2016,” “fiscal year 2017” and “fiscal year 2018.” Our financial statements are prepared in U.S. dollars and in accordance with accounting principles generally accepted in the United States (“GAAP”).

NON-GAAP FINANCIAL MEASURES

Certain financial measures presented in this prospectus, such as EBITDA, Adjusted EBITDA, Restaurant-level Contribution and Restaurant-level Contribution margin are not recognized under GAAP. We define these terms as follows:

•	“EBITDA” is defined as net income before interest, income taxes and depreciation and amortization.

•

“Adjusted EBITDA” is defined as EBITDA plus stock-based compensation expense, pre-opening rent expense, pre-opening costs, non-cash rent expense and asset disposals, closure costs and restaurant impairments.

•

“Restaurant-level Contribution” is defined as operating income plus depreciation and amortization, stock-based compensation expense, pre-opening rent expense, pre-opening costs, non-cash rent expense, asset disposals, closure costs and restaurant impairments, general and administrative expenses, less corporate-level stock-based compensation expense. “Restaurant-level Contribution margin” is defined as Restaurant-level Contribution divided by sales.

EBITDA, Adjusted EBITDA, Restaurant-level Contribution and Restaurant-level Contribution margin are intended as supplemental measures of our performance that are neither required by, nor presented in accordance with, GAAP. We are presenting EBITDA, Adjusted EBITDA, Restaurant-level Contribution and Restaurant-level Contribution margin because we believe that they provide useful information to management and investors regarding certain financial and business trends relating to our financial condition and operating results. Additionally, we present Restaurant-level Contribution because it excludes the impact of general and administrative expenses which are not incurred at the restaurant-level. We also use Restaurant-level Contribution to measure operating performance and returns from opening new restaurants.

We believe that the use of EBITDA, Adjusted EBITDA, Restaurant-level Contribution and Restaurant-level Contribution margin provides an additional tool for investors to use in evaluating ongoing operating results and trends and in comparing the Company’s financial measures with those of comparable companies, which may present similar non-GAAP financial measures to investors. However, you should be aware that Restaurant-level Contribution and Restaurant-level Contribution margin are financial measures which are not indicative of overall results for the Company, and Restaurant-level Contribution and Restaurant-level Contribution margin do not accrue directly to the benefit of stockholders because of corporate-level expenses excluded from such measures. In addition, you should be aware when evaluating EBITDA, Adjusted EBITDA, Restaurant-level Contribution and

(iii)

Restaurant-level Contribution margin that in the future we may incur expenses similar to those excluded when calculating these measures. Our presentation of these measures should not be construed as an inference that our future results will be unaffected by unusual or non-recurring items. Our computation of EBITDA, Adjusted EBITDA, Restaurant-level Contribution and Restaurant-level Contribution margin may not be comparable to other similarly titled measures computed by other companies, because all companies may not calculate EBITDA, Adjusted EBITDA, Restaurant-level Contribution and Restaurant-level Contribution margin in the same fashion.

Because of these limitations, EBITDA, Adjusted EBITDA, Restaurant-level Contribution and Restaurant-level Contribution margin should not be considered in isolation or as a substitute for performance measures calculated in accordance with GAAP. We compensate for these limitations by relying primarily on our GAAP results and using EBITDA, Adjusted EBITDA, Restaurant-level Contribution and Restaurant-level Contribution margin on a supplemental basis. For a reconciliation of net income to EBITDA and Adjusted EBITDA and a reconciliation of operating income to Restaurant-level Contribution, see “Summary Historical Financial and Operating Data.”

ADDITIONAL FINANCIAL MEASURES AND OTHER DATA

•

“Average Unit Volumes” or “AUVs” consist of the average annual sales of all restaurants that have been open for 18 months or longer at the end of the fiscal year presented. AUVs are calculated by dividing (x) annual sales for the fiscal year presented for all such restaurants by (y) the total number of restaurants in that base. We make fractional adjustments to sales for restaurants that were not open for the entire fiscal year presented (e.g., a restaurant is closed for renovation) to annualize sales for such period of time. This measurement allows management to assess changes in consumer spending patterns at our restaurants and the overall performance of our restaurant base. The AUVs measure is calculated excluding the Laguna Hills, California restaurant, which closed in fiscal year 2018. Since AUVs are calculated based on annual sales for the fiscal year presented, they are not presented in this prospectus on an interim basis for the nine-months ended May 31, 2018 and 2019.

Typically, our new restaurants experience a “honeymoon” period of higher sales upon opening. For restaurants that opened in fiscal year 2017, the “honeymoon” period of higher sales upon opening ranged up to six months. In new markets, the length of time before average sales for new restaurants stabilize is less predictable as a result of our limited knowledge of these markets and consumers’ limited awareness of our brand. We assess the “honeymoon” period of newly opened restaurants by comparing year-over-year monthly sales to determine when in the prior year (i.e., the first twelve months after a restaurant opens) the “honeymoon” period ended. While the “honeymoon” period for our three restaurant openings in fiscal year 2017 ranged up to six months, our four restaurant openings in fiscal year 2018 have not operated for a sufficient period to allow us to determine the “honeymoon” period for such restaurants.

•

“Comparable restaurant sales growth” refers to the change in year-over-year sales for the comparable restaurant base. We include restaurants in the comparable restaurant base that have been in operation for at least 18 months prior to the start of the accounting period presented, including those temporarily closed for renovations during the year. For restaurants that were temporarily closed for renovations during the year, we make fractional adjustments to sales such that sales are annualized in the associated period. Growth in comparable restaurant sales represents the percent change in sales from the same period in the prior year for the comparable restaurant base. For the fiscal years ended August 31, 2017 and August 31, 2018, there were six and eight restaurants, respectively, in our comparable restaurant base. For the nine months ended May 31, 2018 and May 31, 2019, there were seven and ten restaurants, respectively, in our comparable restaurant base. This measure highlights performance of these mature restaurants, as the impact of new restaurant openings is excluded. The small number of restaurants in our comparable restaurant base may cause this measure to fluctuate and be unpredictable. The comparable restaurant sales growth measure is calculated excluding the Laguna Hills, California restaurant, which closed in fiscal year 2018.

(iv)

•

“Number of restaurant openings” reflects the number of restaurants opened during a particular reporting period. Before we open new restaurants, we incur pre-opening costs. New restaurants may not be profitable, and their sales performance may not follow historical patterns. The number and timing of restaurant openings has had, and is expected to continue to have, an impact on our results of operations.

•

“Average check” is defined as (x) dine-in sales, divided by (y) restaurant guest count for a given period of time. This is an indicator which management uses to analyze the dollars spent per guest in our restaurants and aids management in identifying trends in guest preferences and the effectiveness of menu changes and price increases.

(v)

PROSPECTUS SUMMARY

This summary highlights certain information contained elsewhere in this prospectus and is qualified in its entirety by the more detailed information and financial statements and related notes included elsewhere in this prospectus. This summary does not contain all of the information you should consider before investing in our Class A common stock. You should read this entire prospectus carefully, especially the matters set forth under the “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” sections of this prospectus and our financial statements and related notes appearing elsewhere in this prospectus, before making an investment decision. All figures are in U.S. dollars, unless otherwise stated.

Overview of Kura Sushi USA

Kura Revolving Sushi Bar is a fast-growing technology-enabled Japanese restaurant concept. We offer a distinctive dining experience which we refer to as the “Kura Experience.” Kura Sushi USA was established in 2008 as a subsidiary of Kura Japan, a Japan-based revolving sushi chain with over 400 restaurants. Kura Sushi USA opened its first restaurant in Irvine, California in 2009, and we believe we are the largest revolving sushi chain in the United States. We were ranked #15 based on sales growth in Restaurant Business Online’s Future 50 list in 2018.

The Kura Experience is built on the combination of our authentic Japanese cuisine and engaging revolving sushi service model. We offer our guests a small plates menu featuring over 140 freshly prepared items rooted in our philosophy of using old-world techniques and ingredients that are free from artificial seasonings, sweeteners, colorings, and preservatives. We believe our revolving sushi service model delights our guests by creating an exciting atmosphere where guests feel a sense of discovery and by allowing them to control the variety, portioning, check size and pace of their dining experience.

Our guest booths and bar seats share common elements that help deliver the Kura Experience: access to the revolving and express conveyor belts, on-demand ordering screen, plate slot, and the Bikkura-Pon rewards machine. Guests can begin their dining experience as soon as they are seated by selecting plates, which feature a spiral green design, from the revolving conveyor belt. The revolving conveyor belt carries a curated selection of beautifully crafted plates that include sushi rolls, nigiri, and desserts. To deliver a fresh and safe experience for our guests, all of the food on the revolving conveyor belt is protected by the proprietary Mr. Fresh dome, which pops open when a guest lifts the plate. To simplify the guest experience, all plates on the revolving conveyor belt are the same price within a restaurant and are priced below $3.00. Guests can also place orders through the tableside on-demand ordering screen which provides guests access to our full food menu, including items such as gyoza, tempura, soups, ramen, ojyu boxes, and desserts. On-demand orders are delivered directly from our kitchen to the guests’ table via the express belt. Items on the on-demand ordering menu range from $2.25 to $6.90. For every five spiral green plates placed into the plate slot, the tableside touch screen plays a short anime video, and for every 15 plates, our proprietary tableside Bikkura-Pon rewards machine dispenses a toy to reward our guests’ dining achievement. We believe the Kura Experience delivers a highly differentiated dining experience to our guests.

In addition to the guest-facing technology, we employ technology throughout our restaurants to drive efficiencies in operations and costs. Our use of conveyor belts to serve our guests allows us to minimize the number of servers in our restaurants. In our kitchens, we use automated equipment and systems such as sushi robots, RFID readers, robotic arms, and food replenishment algorithms to reduce labor and food costs. The technology in our kitchens has been honed over the course of our parent company’s 35-year history of operating revolving sushi restaurants.

The success of our restaurants demonstrates that the Kura Experience resonates with our guests. Based on our initial success, we have expanded to new markets and, as of July 22, 2019, we operate 22 high-volume restaurants in California, Texas, Georgia, Illinois, and Nevada. Based on a whitespace analysis prepared for us by Buxton, we believe we have a long-term total restaurant potential in the United States for over 290 restaurants, and we aim to achieve a 20% average annual restaurant growth rate over the next five years. See “Business—Our Growth Strategies” and “Business—Site Development and Expansion” for additional information regarding our growth strategies.

Our success has resulted in strong financial results as illustrated by the following:

•

From fiscal year 2017 to fiscal year 2018, our sales grew 38.9% to $51.7 million, operating income grew 81.5% to $1.9 million, and net income grew 146.4% to $1.7 million. Comparing the nine months ended May 31, 2018 to the nine months ended May 31, 2019, our sales grew 22.6% to $45.5 million, operating income decreased 9.1% to $0.7 million, and net income decreased 29.0% to $0.5 million;

•

From fiscal year 2017 to fiscal year 2018, our Restaurant-level Contribution grew 60.4% to $10.4 million and Adjusted EBITDA grew 45.0% to $4.5 million. Comparing the nine months ended May 31, 2018 to the nine months ended May 31, 2019, our Restaurant-level Contribution grew 23.7% to $8.7 million and Adjusted EBITDA grew 31.6% to $3.4 million. For a reconciliation of net income to Adjusted EBITDA and a reconciliation of operating income to Restaurant-level Contribution, see “Summary Historical Financial and Operating Data”;

•

In fiscal year 2018, we generated AUVs of approximately $3.5 million, operating profit margin of 3.6%, and Restaurant-level Contribution margin of 20.1%. For the nine months ended May 31, 2019, we generated operating profit margin of 1.5% and Restaurant-level Contribution margin of 19.2%; and

•	We have achieved positive comparable restaurant sales growth in ten out of the last eleven quarters ending in the third fiscal quarter of 2019.

Our Corporate Mission

Our corporate mission is to encourage healthy lifestyles by serving freshly prepared authentic Japanese cuisine using high-quality ingredients that are free from artificial seasonings, sweeteners, colorings, and preservatives. Our commitment to our mission extends beyond our main ingredients of seafood and vegetables, and includes soy sauce, wasabi, and all other food ingredients. We aim to make quality Japanese cuisine accessible to our guests across the United States through affordable prices and an inviting atmosphere.

Our Strengths

Authentic Japanese Cuisine—A Tribute to Our Roots. We provide our guests with an experience that is uniquely Japanese and is based on the legacy built by our Japanese parent company, Kura Japan. Kura Japan opened its first revolving sushi restaurant in 1984 and was among the pioneers of the revolving sushi restaurant model, transforming what was previously a luxury item into an accessible everyday option. To this day, all plates at Kura Japan’s Japan-based restaurants are priced at ¥100 (approximately $0.90). Kura Japan’s commitment to traditional recipes, high-quality ingredients, consistent innovation, and putting the guest at the core of its mission allowed it to successfully expand to over 400 restaurants.

At Kura Sushi USA, we are proud to continue our parent company’s tradition by bringing the Kura Experience to the United States, which we believe distinguishes us within the marketplace. Our various sushi items are made fresh using high-quality fish and certified 100% organic rice. Our vinegar, made using old-world methods, is sourced from Japan. Our broths are made in-house daily using ingredients that impart complex umami flavors. To complement our sushi selection, we offer a variety of side dishes and desserts including gyoza, tempura, soups, ramen, ojyu boxes, mochi, and cheesecake. In our commitment to our Japanese heritage and traditional cooking methods, we have prepared our food without artificial sweeteners, seasonings, colorings, or preservatives since our formation.

“Revolutionary” and Engaging Dining Experience. The Kura Experience is a multi-sensory experience for our guests. We believe the sight of our beautifully crafted cuisine weaving through our restaurants, the motion of dishes zipping by tables on the express belt, the sound of anime videos playing on tableside touch screens, the thrill of being rewarded for achieving dining milestones, and the flavor of authentic Japanese dishes create a highly entertaining and engaging environment for our guests. Our revolving conveyor belt service model offers a steady stream of dishes and continuous service which we believe builds anticipation and a sense of discovery among our guests. In addition, items ordered on our on-demand screen arrive on the express belt in a theatrical fashion, which we believe our guests find entertaining and also adds to the sense of constant motion in our restaurants. Our menu of small plates allows our guests to sample a variety of dishes, and with over 140 items on our menu, there is always something new to enjoy when our guests return. We also seek to delight and reward our guests for achieving dining milestones with short anime videos and a rotating selection of small toys from our Bikkura-Pon rewards machines. We have signed licensing agreements with VIZ Media, LLC (Naruto Shippuden) and tokidoki to use their popular characters and brands in our Bikkura-Pon rewards machines and will continue to seek licensing agreements with other iconic brands in the future. We believe our Bikkura-Pon rewards machines encourage guests to consume a greater quantity of plates as they work towards achieving the next dining milestone. Our continuous service model creates an atmosphere of active participation where food is at the center of the conversation, and we believe it also creates a memorable and shareable experience for our guests.

Compelling Value Proposition with Broad Appeal. Our service model allows our guests to control their dining experience, from food variety to time spent on a meal, and from portions to check size. With instant access to food on the revolving conveyor belt, our guests can drop in for a quick meal or stay longer for a more relaxed dining experience. Our guests can enjoy over 140 high-quality dishes at affordable prices as a result of our efficient kitchen operations and low front-of-house labor needs. The majority of our menu items is priced below $3.00, which appeals to guests with appetites and budgets both large and small, and our average check was $18.37 in fiscal year 2018 and $19.14 for the nine months ended May 31, 2019. We believe that our authentic approach to a popular cuisine and unique and flexible dining experience appeal to a wide range of demographics. In addition, we believe our commitment to high-quality and non-artificial ingredients in our food is at the forefront of current dining trends as consumers continue to seek healthy and natural food options.

Highly Attractive Restaurant-Level Economics. At Kura Sushi USA, we leverage the disciplined operational expertise honed over the 35-year history of Kura Japan to help us achieve strong restaurant-level economics. We believe our results are driven by our high-volume restaurants, intelligent and efficient operations, and flexible real estate model:

•

High-Volume Restaurants: We believe the combination of authentic Japanese cuisine at an accessible price point and a service model that promotes discovery, fun, and optionality for guests creates a highly differentiated dining experience that drives traffic and robust sales in our restaurants;

•

Intelligent and Efficient Operations: Our revolving conveyor belt, express belt, and touch screen menu enable self-service dining and reduce our need for service staff. In addition, our use of sushi robots, vinegar mixing machines, and automatic rice washers in our kitchens eliminates the need for highly trained and expensive sushi chefs. The proprietary technology deployed in our kitchens allows us to collect real-time data on food consumption and guest preferences which we analyze to further optimize our restaurants and enhance the dining experience; and

•

Flexible Real Estate: We have a flexible restaurant model which has allowed us to open restaurants as small as 1,600 square feet and as large as 5,600 square feet. We believe this allows us to maximize our sales per square foot.

For fiscal year 2018, our operating income was $1.9 million and our net income was $1.7 million. For the nine months ended May 31, 2019, our operating income was $0.7 million and our net income was $0.5 million. In the same period, we had an operating profit margin of 1.5% and Restaurant-level Contribution margin of 19.2% of sales. On average, we estimate that our restaurants require a cash build-out cost of approximately $1.5 million per restaurant.

Experienced Management Team Dedicated to Kura’s Values and Growth. Our team is led by experienced and passionate senior management who are committed to our mission. Our President and Chief Executive Officer and our operational leaders have an average tenure of 18 years in the restaurant industry and with our parent company. We are led by our President and Chief Executive Officer, Hajime “Jimmy” Uba. Mr. Uba joined Kura Japan in 2000 as a store manager candidate. He was promoted to Kura Japan’s corporate headquarters and helped grow the business from approximately 30 restaurants to 180 restaurants in Japan. During his tenure with our parent company, Mr. Uba led various strategic initiatives including concept development, real estate selection, and menu development and pricing. Mr. Uba was selected by Kura Japan to lead the business’ expansion into the United States. Our Chief Operating Officer, Manabu Kamei, has been with the Kura brand for 21 years, including his time at Kura Japan where he is also currently a Board Member. Mr. Kamei played an instrumental role in establishing processes at Kura Japan to accelerate the pace of new restaurant development and streamline restaurant operations. Mssrs. Uba and Kamei lead a team of talented professionals with deep financial, operational, culinary, and real estate experience.

Our Growth Strategies

Pursue New Restaurant Development. We have pursued a disciplined new unit growth strategy during our 11 years of operation in the United States. Having expanded our concept and operating model across varying restaurant sizes and geographies, we plan to leverage our expertise opening new restaurants to fill in existing markets and expand into new geographies with the same careful planning as we have demonstrated in the past. The overall Asian restaurant landscape in the United States is highly fragmented, with the top five concepts estimated to have a market share of approximately 7.0% in 2017 according to Technomic, Inc. (“Technomic”), a national consulting and market research firm. Based on an analysis by Buxton, we estimate that we have the potential to become a national Japanese restaurant brand, with a long-term total restaurant potential in the United States for over 290 restaurants, and we aim to achieve a 20% average annual restaurant growth rate over the next five years. We opened three new restaurants in fiscal year 2017 and four new restaurants in fiscal year 2018. As of July 22, 2019, we have opened all five planned new restaurants in fiscal year 2019 and plan to open six to seven new restaurants in fiscal year 2020. While we currently aim to achieve a 20% average annual unit growth rate over the next five years, we cannot predict the time period of which we can achieve any level of restaurant growth or whether we will achieve this level of growth at all. Our ability to achieve new restaurant growth is impacted by a number of risks and uncertainties beyond our control, including those described under the caption “Risk Factors.” In particular, see “Risk Factors—Our long-term success is highly dependent on our ability to successfully identify and secure appropriate sites and timely develop and expand our operations in existing and new markets” for specific risks that could impede our ability to achieve new restaurant growth in the future.

Our current real estate strategy focuses on high-traffic retail centers in markets with a diverse population and above-average household income. Our flexible physical footprint, which has allowed us to open restaurants ranging in size from 1,600 to 5,600 square feet, provides us the ability to open in-line and end-cap restaurants at strip malls and shopping centers. We believe there is a significant opportunity to employ this strategy to open additional restaurants in our existing markets and in new markets with similar demographics and retail environments.

Deliver Consistent Comparable Restaurant Sales Growth. We have achieved positive comparable restaurant sales growth in ten out of the last eleven quarters ending in the third fiscal quarter of 2019. We believe we will be able to generate future comparable restaurant sales growth by growing traffic through increased brand awareness, consistent delivery of a unique and engaging dining experience, new menu offerings, and restaurant renovations. We will continue to manage our menu and pricing as part of our overall strategy to drive traffic and increase average check. We are also exploring initiatives to grow sales of alcoholic beverages at our restaurants. Sales of alcoholic beverages accounted for approximately 2.3% of sales in fiscal year 2018 and approximately 2.2% of sales for the nine months ended May 31, 2019. In addition to the strategies stated above, we are currently evaluating additional growth initiatives including increasing off-premises sales, piloting a rewards program, and improving our mobile application. We are piloting a rewards program at selected restaurants that tracks participants’ spending and provides a discount voucher if a spending threshold is achieved. To participate, guests sign up with their email addresses, download a virtual rewards card which is stored on their phones, and display the rewards card in the restaurant when paying the bill. Based on the performance of the pilot program, we may roll out the program across our entire restaurant base.

Increase Profitability. During our U.S. expansion, we have invested in our infrastructure and personnel, which we believe positions us to continue to scale our business operations. As we continue to grow, we expect to drive higher profitability both at a restaurant-level and corporate-level by taking advantage of our increasing buying power with suppliers and leveraging our existing support infrastructure. Additionally, we believe we will be able to optimize labor costs at existing restaurants as our restaurant base matures and AUVs increase. We believe that as our restaurant base grows, our general and administrative costs will increase at a slower rate than our sales.

Heighten Brand Awareness. We intend to continue to pursue targeted local marketing efforts and plan to increase our investment in advertising while managing margins. We intend to continue to promote limited time offerings through our monthly “Japan Fair” to build guest loyalty and brand awareness. See “Business—Marketing and Advertising—Japan Fair” for more information on our Japan Fair.

Corporate Overview

In November 2008, our parent company, Kura Japan, organized our predecessor, Kula West Irvine, Inc., a California corporation, or “Kula West,” as a wholly-owned subsidiary of Kura Japan, through which Kura Japan conducted its U.S. operations. Kura Japan owned all 10,000 shares of Kula West common stock. In June 2011, Kula West changed its name to Kula Sushi USA, Inc., or “Kula Sushi.”

Corporate Reorganization. In October 2017, Kura Japan reorganized its U.S. operations in order to effect the reincorporation of its U.S. subsidiary in Delaware and to change its name. Kura Japan effected this reorganization by forming Kura Sushi USA, Inc. on October 4, 2017 as a wholly-owned Delaware subsidiary with a dual class structure and issuing to Kura Japan 100 shares of our Class B common stock. Thereafter, on October 10, 2017, Kula Sushi merged with us, with Kura Sushi USA, Inc. as the surviving corporation (the “Merger”). By virtue of the Merger, each share of common stock of Kula Sushi held by Kura Japan was automatically cancelled and converted into 1,000 shares of Class B common stock of Kura Sushi USA, resulting in Kura Japan holding a total of 10,000,100 shares of our Class B common stock immediately following the Merger. As of August 31, 2018, there were 20,000,000 authorized shares of Class A common stock, with zero shares issued and outstanding and 10,000,100 authorized shares of Class B common stock, all of which were issued and outstanding and held by Kura Japan, representing 100% of our issued and outstanding capital stock.

On January 25, 2019, the Company entered into a Share Exchange Agreement (the “Share Exchange Agreement”) with Kura Japan to exchange 4,000,000 shares of the Company’s Class B common stock for 4,000,000 shares of the Company’s Class A common stock on a post-split basis.

On July 18, 2019, the Company’s board of directors approved a 1-for-2 reverse stock split of our Class A common stock and Class B common stock. The reverse stock split will occur upon the effectiveness of our amended and restated certification of incorporation, which will be effective in connection with the completion of this offering. For the purposes of presenting our historical financial data in this prospectus, we have given retroactive effect to the Merger, the share exchange provided for in the Share Exchange Agreement and the reverse stock split by reflecting Kura Japan as having held 4,000,000 shares of Class A common stock and 1,000,000 shares of Class B common stock as of September 1, 2016, notwithstanding that the Merger and the Share Exchange Agreement did not occur until October 10, 2017 and January 25, 2019, respectively. See Note 1 to our audited financial statements included in this prospectus, and the reverse stock split will not occur until the completion of this offering.

Relationship with Kura Japan. Following the closing of this offering and after giving effect to the reverse stock split of 1-for 2 of our shares of Class A common stock and Class B common stock that will occur immediately prior to this offering, Kura Japan will own all of our Class B common stock and 4,000,000 shares of our Class A common stock, representing approximately 82.8% of the combined voting power of our outstanding capital stock or 80.8% if the underwriters exercise their option to purchase additional shares of our Class A common stock. See “Principal Stockholders.” As a result, we will be a “controlled company” within the meaning of the corporate governance rules of the Nasdaq Stock Market, and Kura Japan will be able to exert significant voting influence over fundamental and significant corporate matters and transactions and may have interests that differ from yours. See “Risk Factors—Risks Related to Our Organizational Structure.”

In connection with this offering, we and Kura Japan will enter into an amended and restated exclusive license agreement with respect to our use of certain intellectual property owned by Kura Japan, as well as a shared services agreement to provide a framework for our continuing relationship. For a description of such agreements, see “Certain Relationships and Related Party Transactions—Relationship with Kura Japan.”

On all matters to be voted on by stockholders, holders of our Class A common stock are entitled to one vote per share while holders of our Class B common stock are entitled to 10 votes per share. Each share of Class B common stock is convertible into one share of Class A common stock at the option of the holder, upon transfer or in certain specified circumstances. With the exception of voting rights and conversion rights, holders of Class A and Class B common stock will have identical rights. We do not intend to list Class B common stock on any stock exchange.

Corporate and other information. Our principal executive offices are located at 17932 Sky Park Circle, Suite H, Irvine, California 92614, and our telephone number at that address is (949) 748-1786. Our website is located at www.kurausa.com. We expect to make our periodic reports and other information filed with or furnished to the Securities and Exchange Commission, or the SEC, available free of charge through our website as soon as reasonably practicable after those reports and other information are electronically filed with or furnished to the SEC. Information on, or otherwise accessible through, our website or any other website is not incorporated by reference herein and does not constitute a part of this prospectus.

Risk Factors Summary

Investing in our Class A common stock involves significant risks. You should carefully consider the risks described in “Risk Factors” before making a decision to invest in our Class A common stock. If any of these risks actually occur, our business, financial condition and results of operations would likely be materially adversely affected. In such case, the trading price of our Class A common stock would likely decline, and you may lose all or part of your investment. In reviewing this prospectus, we stress that past experience is no indication of future performance, and “Special Note Regarding Forward-Looking Statements” contains a discussion of what types of statements are forward-looking statements, as well as the significance of such statements in the context of this prospectus. Below is a summary of some of the significant risks we face:

•

We may not be able to successfully implement our growth strategy if we are unable to identify appropriate sites for restaurant locations, expand in existing and new markets, obtain favorable lease terms, attract guests to our restaurants or hire and retain personnel;

•	We may not be able to maintain or improve our comparable restaurant sales growth;

•

We may no longer receive strategic, operational and financial support from Kura Japan at the same levels as in the past, and we may face difficulties replacing certain services, supplies and financial assistance that Kura Japan has historically provided to us;

•	The restaurant industry is a highly competitive industry with many competitors;

•	We may face negative publicity or damage to our reputation, which could arise from concerns regarding food safety and foodborne illness or other matters;

•	Minimum wage increases and mandated employee benefits could cause a significant increase in our labor costs;

•

Events or circumstances could cause the termination or limitation of our rights to certain intellectual property critical to our business that is licensed from Kura Japan, or we could face infringements on our intellectual property rights and be unable to protect our brand name, trademarks and other intellectual property rights;

•

Challenging economic conditions may affect our business by adversely impacting numerous items that include, but are not limited to: consumer confidence and discretionary spending, the availability of credit presently arranged from our existing non-revolving line of credit, inclusive of any amounts converted to be payable on a term loan basis, under that certain Business Loan Agreement, dated January 31, 2019 (the “Credit Facility”), the future cost and availability of credit and the operations of our third-party vendors and other service providers;

•	We may fail to secure guests’ confidential, personally identifiable, debit card or credit card information or other private data relating to our employees or us;

•	Our information technology or automated equipment, including our revolving and express conveyor belts, may fail or be unreliable;

•	We will face increased costs as a result of being a public company; and

•

We have previously identified a material weakness in our internal control over financial reporting, and if we fail to develop and maintain an effective system of internal controls over financial reporting, we may not be able to accurately report our financial results in a timely manner.

Emerging Growth Company Status

We are an “emerging growth company” as defined in the JOBS Act. For as long as we are an emerging growth company, unlike other public companies that do not meet those qualifications, we are not required to:

•

provide an auditor’s attestation report on management’s assessment of the effectiveness of our system of internal control over financial reporting pursuant to Section 404(b) of Sarbanes-Oxley Act of 2002, as amended, or the Sarbanes-Oxley Act;

•	provide more than two years of audited financial statements and related management’s discussion and analysis of financial condition and results of operations in a registration statement on Form S-1;

•

comply with any new requirements adopted by the Public Company Accounting Oversight Board, or the PCAOB, requiring mandatory audit firm rotation or a supplement to the auditor’s report in which the auditor would be required to provide additional information about the audit and the financial statements of the issuer;

•

provide certain disclosure regarding executive compensation required of larger public companies or hold shareholder advisory votes on executive compensation required by the Dodd-Frank Wall Street Reform and Consumer Protection Act, or the Dodd-Frank Act; or

•	obtain shareholder approval of any golden parachute payments not previously approved.

We will cease to be an “emerging growth company” upon the earliest of:

•	the last day of the fiscal year in which we have $1.07 billion or more in annual gross revenues;

•

the date on which we become a “large accelerated filer” (which means the year-end at which the total market value of our common equity securities held by non-affiliates is $700 million or more as of the last business day of our most recently completed second fiscal quarter);

•	the date on which we have issued more than $1 billion of non-convertible debt securities over a three-year period; and

•	the last day of the fiscal year following the fifth anniversary of our initial public offering.

In addition, Section 107 of the JOBS Act provides that an emerging growth company can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act of 1933, as amended (the “Securities Act”), for complying with new or revised accounting standards, but we have irrevocably opted out of the extended transition period and, as a result, we will adopt new or revised accounting standards on the relevant dates in which adoption of such standards is required for other public companies.

THE OFFERING

Class A common stock offered by Kura Sushi USA, Inc.	2,900,000 shares (or 3,335,000 shares, if the underwriters exercise in full their option to purchase additional shares).

Class A common stock outstanding after the offering	6,900,000 shares (or 7,335,000 shares, if the underwriters exercise in full their option to purchase additional shares).

Class B common stock outstanding after the offering(1)	1,000,050 shares.

Over-allotment option	We have granted the underwriters a 30 day option to purchase up to an aggregate of 435,000 additional shares of our Class A common stock.

Use of proceeds	We expect to receive approximately $33.6 million of the net proceeds from this offering from the sale of the Class A common stock offered by us (or approximately $39.2 million if the underwriters exercise in full their option to purchase additional shares) after deducting underwriter discounts and commissions and estimated offering expenses payable by us.

We intend to use the net proceeds from this offering for working capital, to fund new unit growth and for other general corporate purposes, including a portion to repay all outstanding indebtedness, which is approximately $3.1 million in term loan indebtedness. See “Use of Proceeds” for additional information regarding our intended use of proceeds from this offering.

Voting rights	Each share of Class A common stock will entitle its holder to one vote on all matters to be voted on by stockholders generally.

Kura Japan, our parent company, will hold all of the outstanding shares of our Class B common stock and will also hold shares of our Class A common stock on a post-reverse split basis. Each share of Class B common stock will entitle its holder to 10 votes on all matters to be voted on by stockholders generally. Upon completion of this offering, we will be controlled by Kura Japan, which will hold approximately 82.8% of the combined voting power of our outstanding Class A common stock and Class B common stock, or approximately 80.8% if the underwriters exercise their option to purchase additional shares of our Class A common stock.

(1)

Following this offering, we will have two classes of outstanding common stock, Class A common stock and Class B common stock. With the exception of voting rights and conversion rights, the rights of the holders of Class A common stock and Class B common stock are identical.

Holders of our Class A common stock and Class B common stock will generally vote together as a single class, unless otherwise required by applicable law or our amended and restated certificate of incorporation. See “Description of Capital Stock” for more information.

Conversion rights	Our Class B common stock is convertible as follows:

•

at such time as any shares of Class B common stock cease to be beneficially owned by Kura Japan, such shares of Class B common stock will be automatically converted into shares of Class A common stock on a one-for-one basis;

•

all of the Class B common stock will automatically convert into Class A common stock on a one-for-one basis on such date when the number of shares of Class A and Class B common stock beneficially owned by Kura Japan represents less than 20.0% of the total number of shares of Class A and Class B common stock outstanding; and

•	at the election of the holder of Class B common stock, any share of Class B common stock may be converted into one share of Class A common stock.

Controlled company	Following this offering we will be a “controlled company” within the meaning of the corporate governance rules of the Nasdaq Stock Market. See “Risk Factors—Risks Related to Our Organizational Structure” and “Management—Controlled Company.”

Dividend policy	We do not anticipate paying any cash dividends to holders of our Class A common stock or Class B common stock in the foreseeable future. See “Dividend Policy” for additional information.

Risk factors	See “Risk Factors” for a discussion of factors that you should consider carefully before deciding whether to purchase shares of our Class A common stock.

Nasdaq Global Market trading symbol	“KRUS”

The number of Class A common stock and Class B common stock to be outstanding after this offering is based on 4,000,000 shares of Class A common stock and 1,000,050 shares of Class B common stock outstanding as of July 22, 2019.

Except as otherwise indicated, the number of Class A common stock and Class B common stock to be outstanding after this offering referred to above and all other information in this prospectus:

•	gives effect to a reverse stock split of 1-for-2 of our shares of Class A common stock and our shares of Class B common stock, effective immediately prior to the completion of this offering;

•

assumes the effectiveness of our amended and restated certificate of incorporation and amended and restated bylaws included as exhibits to the registration statement of which this prospectus forms a part, which we will adopt prior to the completion of this offering;

•

excludes (i) 409,278 shares of our Class A common stock issuable upon the exercise of stock options outstanding as of May 31, 2019 at a weighted average exercise price of $4.47 and (ii) 290,722 shares of our common stock reserved for future grants under the 2018 Incentive Compensation Plan. See “Executive Compensation”; and

•

assumes (i) no exercise by the underwriters of their option to purchase up to 435,000 additional shares of Class A common stock from us, and (ii) no exercise of the outstanding stock options described above.

SUMMARY HISTORICAL FINANCIAL AND OPERATING DATA

The following table summarizes our historical financial and operating data for the periods and as of the dates indicated. The statements of income data for the fiscal years ended August 31, 2017 and August 31, 2018 and the balance sheet data as of August 31, 2017 and August 31, 2018 have been derived from our audited financial statements included elsewhere in this prospectus and reflects the effects of the immaterial correction of errors to the fiscal year ended August 31, 2017, as discussed in Note 9, Immaterial Correction of Previously Reported Expenses, to the audited financial statements included in this prospectus. The statements of income data for the nine months ended May 31, 2018 and May 31, 2019 and the balance sheet data as of May 31, 2019 have been derived from our unaudited interim financial statements included elsewhere in this prospectus. The financial data presented includes all normal and recurring adjustments that we consider necessary for a fair presentation of the financial position and results of operations for such periods.

The historical results presented below are not necessarily indicative of the results to be expected for any future period. This information should be read in conjunction with “Risk Factors,” “Selected Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our audited financial statements and unaudited interim financial statements and the related notes included elsewhere in this prospectus.

	Fiscal Years Ended August 31,		Nine Months Ended May 31,
	2017	2018	2018	2019
	(amounts in thousands, except share and per share data)
Statements of Income Data:
Sales	$37,251	$51,744	$37,099	$45,492
Restaurant operating costs:
Food and beverage costs	13,389	17,594	12,772	14,880
Labor and related costs	12,117	15,994	11,711	14,286
Occupancy and related expenses	2,077	3,013	2,330	3,292
Depreciation and amortization expenses	1,345	1,624	1,133	1,457
Other costs	3,907	5,404	3,911	5,102

Total restaurant operating costs	32,835	43,629	31,857	39,017

General and administrative expenses	3,364	5,965	4,437	5,699

Depreciation and amortization expenses	25	51	38	80
Impairment of long-lived asset	—	236	—	—

Total operating expenses	36,224	49,881	36,332	44,796

Operating income	1,027	1,863	767	696

Other expense (income):
Interest expense	85	128	97	126
Interest income	(5)	(12)	(6)	(11)

Income before income taxes	947	1,747	676	581

Income tax expense (benefit)	240	5	(86)	41

Net income	$707	$1,742	$762	$540

Net income attributable to Class A and Class B common stockholder
- basic and diluted	$707	$1,742	$762	$540

Net income per share attributable to Class A and Class B common stockholder
Basic	$0.14	$0.35	$0.15	$0.11

Diluted	$0.14	$0.34	$0.15	$0.10

	Fiscal Years Ended August 31,		Nine Months Ended May 31,
	2017	2018	2018	2019
	(amounts in thousands, except share and per share data)
Weighted average shares used to compute net income per share attributable to Class A and Class B common stockholder
Basic	5,000,000	5,000,046	5,000,044	5,000,050

Diluted	5,000,000	5,050,288	5,000,044	5,151,164

	As of August 31,		As of May 31,
	2017	2018	2019
	(amounts in thousands)
Balance Sheet Data:
Cash and cash equivalents	$2,882	$5,711	$1,265
Total assets	23,160	32,069	37,638
Total liabilities	8,502	10,564	15,117
Total stockholder’s equity	14,658	21,505	22,521

	Fiscal Years Ended August 31,		Nine Months Ended May 31,
	2017	2018	2018	2019
	(dollar amounts in thousands)
Key Financial and Operational Metrics:
Restaurants at the end of period	14	17	18	21
Average unit volumes(1)	$3,358	$3,457	N/A	N/A
Comparable restaurant sales growth(2)	34.8%	2.9%	9.5%	4.9%
EBITDA(3)	$2,397	$3,538	$1,938	$2,233
Adjusted EBITDA(3)	$3,107	$4,506	$2,608	$3,431
as a percentage of sales	8.3%	8.7%	7.0%	7.5%
Operating income	$1,027	$1,863	$767	$696
Operating profit margin	2.8%	3.6%	2.1%	1.5%
Restaurant-level Contribution(3)	$6,471	$10,380	$7,045	$8,716
Restaurant-level Contribution margin(3)	17.4%	20.1%	19.0%	19.2%

(1)

Average Unit Volumes (AUVs) consist of the average annual sales of all restaurants that have been open for 18 months or longer at the end of the fiscal year presented. The AUVs measure is calculated excluding the Laguna Hills, California restaurant, which closed in fiscal year 2018, and has also been adjusted for restaurants that were not open for the entire fiscal year presented (such as a restaurant closed for renovation) to annualize sales for such period of time. Since AUVs are calculated based on annual sales for the fiscal year presented, they are not shown on an interim basis for the nine-months ended May 31, 2018 and 2019. See “Additional Financial Measures and Other Data” for the definition of AUVs.

(2)

Comparable restaurant sales growth represents the change in year-over-year sales for restaurants open for at least 18 months prior to the start of the accounting period presented, including those temporarily closed for renovations during the year. The comparable restaurant sales growth measure is calculated excluding the Laguna Hills, California restaurant, which closed in fiscal year 2018.

(3)

EBITDA, Adjusted EBITDA, Restaurant-level Contribution and Restaurant-level Contribution margin are intended as supplemental measures of our performance that are neither required by, nor presented in accordance with, GAAP. We are presenting EBITDA, Adjusted EBITDA, Restaurant-level Contribution and Restaurant-level Contribution margin because we believe that they provide useful information to management and investors regarding certain financial and business trends relating to our financial condition and operating results. Additionally, we present Restaurant-level Contribution because it excludes the impact of general and administrative expenses which are not incurred at the restaurant-level. We also use Restaurant-level Contribution to measure operating performance and returns from opening new restaurants.

EBITDA is calculated as net income before interest expense, provision (benefit) for income taxes and depreciation and amortization. Adjusted EBITDA further adjusts EBITDA to reflect the additions and eliminations described in the table below. Restaurant-level Contribution represents operating income plus depreciation and amortization, stock-based compensation expense, pre-opening rent expense, pre-opening costs, non-cash rent expense, asset disposals, closure costs and restaurant impairments, general and administrative expenses, less corporate-level stock-based compensation expense. Restaurant-level Contribution margin is defined as Restaurant-level Contribution divided by sales.

We believe that the use of EBITDA, Adjusted EBITDA, Restaurant-level Contribution and Restaurant-level Contribution margin provides an additional tool for investors to use in evaluating ongoing operating results and trends and in comparing the Company’s financial measures with those of comparable companies, which may present similar non-GAAP financial measures to investors. However, you should be aware that Restaurant-level Contribution and Restaurant-level Contribution margin are financial measures which are not indicative of overall results for the Company, and Restaurant-level Contribution and Restaurant-level Contribution margin do not accrue directly to the benefit of stockholders because of corporate-level expenses excluded from such measures. In addition, you should be aware when evaluating EBITDA, Adjusted EBITDA, Restaurant-level Contribution and Restaurant-level Contribution margin that in the future we may incur expenses similar to those excluded when calculating these measures. Our presentation of these measures should not be construed as an inference that our future results will be unaffected by unusual or non-recurring items. Our computation of EBITDA, Adjusted EBITDA, Restaurant-level Contribution and Restaurant-level Contribution margin may not be comparable to other similarly titled measures computed by other companies, because all companies may not calculate EBITDA, Adjusted EBITDA, Restaurant-level Contribution and Restaurant-level Contribution margin in the same fashion.

Because of these limitations, EBITDA, Adjusted EBITDA, Restaurant-level Contribution and Restaurant-level Contribution margin should not be considered in isolation or as a substitute for performance measures calculated in accordance with GAAP. We compensate for these limitations by relying primarily on our GAAP results and using EBITDA, Adjusted EBITDA, Restaurant-level Contribution and Restaurant-level Contribution margin on a supplemental basis. Our management recognizes that EBITDA, Adjusted EBITDA, Restaurant-level Contribution and Restaurant-level Contribution margin have limitations as analytical financial measures, including the following:

•	EBITDA, Adjusted EBITDA, Restaurant-level Contribution and Restaurant-level Contribution margin do not reflect our capital expenditures or future requirements for capital expenditures;

•

EBITDA, Adjusted EBITDA, Restaurant-level Contribution and Restaurant-level Contribution margin do not reflect interest expense or the cash requirements necessary to service interest or principal payments associated with our indebtedness;

•

EBITDA, Adjusted EBITDA, Restaurant-level Contribution and Restaurant-level Contribution margin do not reflect depreciation and amortization, which are non-cash charges, although the assets being depreciated and amortized will likely have to be replaced in the future, and do not reflect cash requirements for such replacements;

•

Adjusted EBITDA, Restaurant-level Contribution and Restaurant-level Contribution margin do not reflect the costs of stock-based compensation expense, pre-opening rent expense, pre-opening costs, non-cash rent expense, and asset disposals, closure costs and restaurant impairments;

•	Adjusted EBITDA, Restaurant-level Contribution and Restaurant-level Contribution margin do not reflect changes in, or cash requirements for, our working capital needs; and

•	other companies in our industry may calculate these measures differently, limiting their usefulness as comparative measures.

The following table presents a reconciliation of net income to EBITDA and Adjusted EBITDA:

	Fiscal Years Ended August 31,		Nine Months Ended May 31,
	2017	2018	2018	2019
	(amounts in thousands)
Net income, as reported	$707	$1,742	$762	$540
Interest, net	80	116	91	115
Taxes	240	5	(86)	41
Depreciation and amortization	1,370	1,675	1,171	1,537

EBITDA	2,397	3,538	1,938	2,233
Stock-based compensation expense(a)	—	105	—	476
Pre-opening rent expense(b)	203	197	288	219
Pre-opening costs(c)	341	77	77	152
Non-cash rent expense(d)	166	353	305	351
Asset disposals, closure costs and restaurant impairments(e)	—	236	—	—

Adjusted EBITDA	$3,107	$4,506	$2,608	$3,431

(a)

Stock-based compensation expense includes non-cash stock-based compensation, which is comprised of restaurant-level stock-based compensation included in other costs in the statements of income and of corporate-level stock-based compensation included in general and administrative expenses in the statements of income. In fiscal year 2018, restaurant-level stock-based compensation was $13,884 and corporate-level stock-based compensation was $91,435. For the nine months ended May 31, 2019, restaurant-level stock-based compensation was $62,568 and corporate-level stock-based compensation was $413,649.

(b)	Pre-opening rent expense includes rent expenses incurred between date of possession and opening month of our restaurants.
(c)	Pre-opening costs represent labor costs for new employees (trainees) and includes hourly wages, payroll taxes and benefits, travel expenses for trainees and trainers and recruitment fees.
(d)	Non-cash rent expense includes rent expense after the opening month of our restaurants that did not require cash outlay in the respective periods.
(e)	Asset disposals, closure costs and restaurant impairments include losses incurred due to impairment of property and equipment.

The following table presents a reconciliation of operating income to Restaurant-level Contribution:

	Fiscal Years Ended August 31,		Nine Months Ended May 31,
	2017	2018	2018	2019
	(amounts in thousands)
Operating income, as reported	$1,027	$1,863	$767	$696
Depreciation and amortization	1,370	1,675	1,171	1,537
Stock-based compensation expense(a)	—	105	—	476
Pre-opening rent expense(b)	203	197	288	219
Pre-opening costs(c)	341	77	77	152
Non-cash rent expense(d)	166	353	305	351
Asset disposals, closure costs and restaurant impairments(e)	—	236	—	—
General and administrative expenses	3,364	5,965	4,437	5,699
Corporate-level stock-based compensation included in General and administrative expenses	—	(91)	—	(414)

Restaurant-level Contribution	$6,471	$10,380	$7,045	$8,716

(a)

Stock-based compensation expense includes non-cash stock-based compensation, which is comprised of restaurant-level stock-based compensation included in other costs in the statements of income and of corporate-level stock-based compensation included in general and administrative expenses in the statements of income. In fiscal year 2018, restaurant-level stock-based compensation was $13,884 and corporate-level stock-based compensation was $91,435. For the nine months ended May 31, 2019, restaurant-level stock-based compensation was $62,568 and corporate-level stock-based compensation was $413,649.

(b)	Pre-opening rent expense includes rent expenses incurred between date of possession and opening month of our restaurants.
(c)	Pre-opening costs represent labor costs for new employees (trainees) and includes hourly wages, payroll taxes and benefits, travel expenses for trainees and trainers and recruitment fees.
(d)	Non-cash rent expense includes rent expense after the opening month of our restaurants that did not require cash outlay in the respective periods.
(e)	Asset disposals, closure costs and restaurant impairments include losses incurred due to impairment of property and equipment.

RISK FACTORS

An investment in our Class A common stock, which we refer to in this prospectus as our “common stock,” involves a high degree of risk. You should carefully consider the risks and uncertainties described below before deciding whether to purchase shares of our Class A common stock. In assessing these risks, you should also refer to the other information contained in this prospectus, including our financial statements and related notes. If any of the risks described below actually occur, our business, financial condition or results of operations could be materially adversely affected. In any such case, the trading price of our Class A common stock could decline and you could lose all or part of your investment. The risks below are not the only risks we face. Additional risks and uncertainties not currently known to us or those we currently view to be immaterial also may materially and adversely affect our business, properties, operating results or financial condition.

Risks Related to Our Business and Industry

Our long-term success is highly dependent on our ability to successfully identify and secure appropriate sites and timely develop and expand our operations in existing and new markets.

One of the key means of achieving our growth strategies will be through opening and operating new restaurants on a profitable basis for the foreseeable future. We opened three new restaurants in fiscal year 2017 and four new restaurants in fiscal year 2018. We have opened all five planned new restaurants in fiscal year 2019 and plan to open six to seven new restaurants in fiscal year 2020. We identify target markets where we can enter or expand, taking into account numerous factors such as the locations of our current restaurants, demographics, traffic patterns and information gathered from various sources. We may not be able to open our planned new restaurants within budget or on a timely basis, if at all, given the uncertainty of these factors, which could adversely affect our business, financial condition and results of operations. As we operate more restaurants, our rate of expansion relative to the size of our restaurant base will eventually decline.

The number and timing of new restaurants opened during any given period may be negatively impacted by a number of factors including, without limitation:

•

identification and availability of locations with the appropriate size, traffic patterns, local retail and business attractions and infrastructure that will drive high levels of guest traffic and sales per unit;

•	competition in existing and new markets, including competition for restaurant sites;

•	the ability to negotiate suitable lease terms;

•	the lack of development and overall decrease in commercial real estate due to a macroeconomic downturn;

•	recruitment and training of qualified personnel in the local market;

•	our ability to obtain all required governmental permits, including zonal approvals, on a timely basis;

•	our ability to control construction and development costs of new restaurants;

•	landlord delays;

•	the proximity of potential sites to an existing restaurant, and the impact of cannibalization on future growth;

•	anticipated commercial, residential and infrastructure development near our new restaurants; and

•	the cost and availability of capital to fund construction costs and pre-opening costs.

Accordingly, we cannot assure you that we will be able to successfully expand as we may not correctly analyze the suitability of a location or anticipate all of the challenges imposed by expanding our operations. Our growth strategy, and the substantial investment associated with the development of each new restaurant, may cause our operating results to fluctuate and be unpredictable or adversely affect our business, financial condition or results of operations. If we are unable to expand in existing markets or penetrate new markets, our ability to increase our sales and profitability may be materially harmed or we may face losses.

In addition, our restaurant count potential based on our current whitespace analysis by Buxton may change in the future, or we may conduct future analyses that yield results inconsistent with our earlier analysis.

Our restaurant base is geographically concentrated in California and Texas, and we could be negatively affected by conditions specific to these states.

Approximately 90% of our restaurants are located in California and Texas. Adverse changes in demographic, unemployment, economic, regulatory or weather conditions in California and Texas have had, and may continue to have, material adverse effects on our business, financial condition or results of operations. As a result of our concentration in these markets, we have been, and in the future may be, disproportionately affected by adverse conditions in either of these markets compared to other chain restaurants with a national footprint.

Our expansion into new markets may present increased risks due in part to our unfamiliarity with the areas and also due to consumer unfamiliarity with our revolving sushi bar concept and may make our future results unpredictable.

As of July 22, 2019, we operate our restaurants in five states: California, Texas, Georgia, Illinois, and Nevada. As of July 22, 2019, we have opened all five planned new restaurants in fiscal year 2019, and we plan to continue to increase the number of our restaurants in the next several years as part of our expansion strategy. We may in the future open restaurants in markets where we have little or no operating experience. This growth strategy and the substantial investment associated with the development of each new restaurant may cause our operating results to fluctuate and be unpredictable or adversely affect our business, financial condition or results of operations. Restaurants we open in new markets may take longer to reach expected sales and profit levels on a consistent basis and may have higher construction, occupancy or operating costs than restaurants we open in existing markets, thereby affecting our overall profitability. New markets may have competitive conditions, consumer tastes and discretionary spending patterns that are more difficult to predict or satisfy than our existing markets and there may be little or no market awareness of our brand or revolving sushi bar concept in these new markets. We may need to make greater investments than we originally planned in advertising and promotional activity in new markets to build brand awareness. We also may find it more difficult in new markets to hire, motivate and keep qualified employees who share our vision, passion and business culture. If we do not successfully execute our plans to enter new markets, our business, financial condition or results of operations could be materially adversely affected.

New restaurants, once opened, may not be profitable, and the increases in average restaurant sales and comparable restaurant sales that we have experienced in the past may not be indicative of future results.

Our new restaurants have historically opened with above-average volumes, which then decline after the initial sales surge that comes with interest in a new restaurant opening. For restaurants that opened in fiscal year 2017, the “honeymoon” period of higher sales upon opening ranged up to six months. In new markets, the length of time before average sales for new restaurants stabilize is less predictable as a result of our limited knowledge of these markets and consumers’ limited awareness of our brand. We assess the “honeymoon” period of newly opened restaurants by comparing year-over-year monthly sales to determine when in the prior year (i.e., the first twelve months after a restaurant opens) the “honeymoon” period ended. While the “honeymoon” period for our three restaurant openings in fiscal year 2017 ranged up to six months, our four restaurant openings in fiscal year 2018 have not operated for a sufficient period to allow us to determine the “honeymoon” period for such restaurants. New restaurants may not be profitable and their sales performance may not follow historical patterns. In addition, our average restaurant sales and comparable restaurant sales may not increase at the rates achieved over the past several years. Our ability to operate new restaurants profitably and increase average restaurant sales and comparable restaurant sales will depend on many factors, some of which are beyond our control, including:

•	consumer awareness and understanding of our brand and our revolving sushi bar concept;

•	general economic conditions, which can affect restaurant traffic, local labor costs and prices we pay for the food products and other supplies we use;

•	changes in consumer preferences and discretionary spending;

•	competition, either from our competitors in the restaurant industry or our own restaurants;

•	temporary and permanent site characteristics of new restaurants; and

•	changes in government regulation.

If our new restaurants do not perform as planned, our business and future prospects could be harmed. In addition, if we are unable to achieve our expected average restaurant sales, our business, financial condition or results of operations could be adversely affected.

Our sales and profit growth could be adversely affected if comparable restaurant sales are less than we expect.

The level of comparable restaurant sales growth, which represents the change in year-over-year sales for restaurants open for at least 18 months, could affect our sales growth. Our ability to increase comparable restaurant sales depends in part on our ability to successfully implement our initiatives to build sales. It is possible such initiatives will not be successful, that we will not achieve our target comparable restaurant sales growth or that the change in comparable restaurant sales could be negative, which may cause a decrease in our profitability and would materially adversely affect our business, financial condition or results of operations. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Comparable Restaurant Sales Growth.”

Our failure to manage our growth effectively could harm our business and operating results.

Our growth plan includes opening new restaurants. Our existing restaurant management systems, financial and management controls and information systems may be inadequate to support our planned expansion. Managing our growth effectively will require us to continue to enhance these systems, procedures and controls and to hire, train and retain managers and team members. We may not respond quickly enough to the changing demands that our expansion will impose on our management, restaurant teams and existing infrastructure which could harm our business, financial condition or results of operations.

Our limited number of restaurants, the significant expense associated with opening new restaurants, and the unit volumes of our new restaurants makes us susceptible to significant fluctuations in our results of operations.

As of July 22, 2019, we operate 22 restaurants. We opened three new restaurants in fiscal year 2017 and four new restaurants in fiscal year 2018. As of July 22, 2019, we have opened all five planned new restaurants in fiscal year 2019 and plan to open six to seven new restaurants in fiscal year 2020. The capital resources required to develop each new restaurant are significant. On average, we estimate that our restaurants require a cash build-out cost of approximately $1.5 million per restaurant, net of landlord tenant improvement allowances and pre-opening costs and assuming that we do not purchase the underlying real estate. Actual costs may vary significantly depending upon a variety of factors, including the site and size of the restaurant and conditions in the local real estate and labor markets. The combination of our relatively small number of existing restaurants, the significant investment associated with each new restaurant, variance in the operating results in any one restaurant, or a delay or cancellation in the planned opening of a restaurant could materially affect our business, financial condition or results of operations.

A decline in visitors to any of the retail centers, shopping malls, lifestyle centers, or entertainment centers where our restaurants are located could negatively affect our restaurant sales.

Our restaurants are primarily located in high-activity areas such as retail centers, shopping malls, lifestyle centers, and entertainment centers. We depend on high visitor rates at these centers to attract guests to our restaurants. Factors that may result in declining visitor rates include economic or political conditions, anchor tenants closing in retail centers or shopping malls in which we operate, changes in consumer preferences or shopping patterns, changes in discretionary consumer spending, increasing petroleum prices, or other factors, which may adversely affect our business, financial condition or results of operations.

We have historically received strategic, operational and financial support from Kura Japan, and as we increase our independence from Kura Japan, we may face difficulties replacing certain services, supplies and financial assistance Kura Japan has provided to us.

We have been a subsidiary of Kura Japan since 2008 and have benefited from our relationship as a consolidated and wholly-owned subsidiary. Being a wholly-owned subsidiary of Kura Japan has affected the way we operate and manage our business and we are dependent on Kura Japan for certain strategic, operational and financial support. Because we have no independent operating history, our historical results may not be indicative of our future performance. Our future results depend on various factors, including those identified in these risk factors.

For example, Kura Japan provides us from time to time with employees from its operations in Japan to assist us with meeting our workforce requirements and opening new restaurants. Our President and Chief Executive Officer was previously employed by Kura Japan, our Chief Operating Officer is currently employed by Kura Japan and both were appointed to their respective positions by Kura Japan to lead the operation of our business in the United States. We also benefit from our relationship with Kura Japan and the intellectual property that we license from Kura Japan in the operation of our business. Following this offering, we expect that Kura Japan will own approximately 82.8% of the combined voting power of our equity interests. Kura Japan is not subject to any contractual obligation to maintain its ownership position in our shares, except that it has agreed not to sell or otherwise dispose of any of our equity interests for a period ending 180 days after the date of the final prospectus without the prior written consent of the representatives of the underwriters as described in “—Risks Related to Our Organizational Structure—Future sales of our shares by Kura Japan could depress our Class A common stock price.” If Kura Japan’s ownership interest in our company declines significantly in the future, this may affect our ongoing relationship. In connection with this offering, we intend to enter into one or more agreements with Kura Japan, including a shared services agreement and an amended and restated exclusive license agreement, to clarify and memorialize our existing business relationship. Although we expect Kura Japan to continue providing services to us, Kura Japan does not have any contractual obligation to provide strategic, operational or other support to us except as required under our shared services agreement and amended and restated exclusive license agreement with them. See “Certain Relationships and Related Party Transactions—Relationship with Kura Japan” for additional information.

As an additional example, we from time to time purchase certain supplies, parts and equipment for use in our restaurants from Kura Japan. While we are not certain, we believe that Kura Japan obtains these supplies, parts and equipment at a discounted price due to Kura Japan’s higher purchasing power with suppliers. If Kura Japan’s ownership interest in our company declines significantly in the future, this may also affect their provision of supplies, parts and equipment to us. Kura Japan has no contractual obligation to continue providing us with such supplies, parts and equipment except as required under our shared services agreement with them. See “Certain Relationships and Related Party Transactions—Relationship with Kura Japan” for additional information.

As a final example, historically, we have relied on financial support from Kura Japan, including capital contributions by Kura Japan of $5.0 million to the Company in each of fiscal years 2017 and 2018. After the completion of this offering, we do not expect to receive any additional capital contributions from Kura Japan.

We depend on our senior management team and other key employees, and the loss of one or more key personnel or an inability to attract, hire, integrate and retain highly skilled personnel could have an adverse effect on our business, financial condition or results of operations.

Our success depends largely upon the continued services of our key executives. We also rely on our leadership team in setting our strategic direction, operating our business, identifying, recruiting and training key personnel, identifying expansion opportunities, arranging necessary financing, and for general and administrative functions. From time to time, there may be changes in our executive management team resulting from the hiring or departure of executives, which could disrupt our business. In addition, a small portion of our workforce is Japanese expatriates whose services we have secured from Kura Japan as our parent company, including our Chief Operating Officer, who is currently employed by Kura Japan and who was appointed to his position by Kura Japan to assist in the operation of our business in the United States. Our Chief Operating Officer may be recalled to Kura Japan at any time at Kura Japan’s option. The loss or replacement of one or more of our executive officers or other key employees could have a serious adverse effect on our business, financial condition or results of operations.

To continue to execute our growth strategy, we also must identify, hire and retain highly skilled personnel, which may include the services of personnel who are Japanese expatriates whose services we secure due to our relationship with Kura Japan. We might not be successful in continuing to attract and retain qualified personnel. Failure to identify, hire and retain necessary key personnel could have a material adverse effect on our business, financial condition or results of operations.

Opening new restaurants in existing markets may negatively affect sales at our existing restaurants.

The consumer target area of our restaurants varies by location, depending on a number of factors, including population density, other local retail and business attractions, area demographics and geography. As a result, the opening of a new restaurant in or near markets in which we already have restaurants could adversely affect the sales of these existing restaurants and thereby adversely affect our business, financial condition or results of operations. Existing restaurants could also make it more difficult to build our consumer base for a new restaurant in the same market. Our core business strategy does not entail opening new restaurants that we believe will materially affect sales at our existing restaurants, but we may selectively open new restaurants in and around areas of existing restaurants that are operating at or near capacity to effectively serve our guests. Sales cannibalization between our restaurants may become significant in the future as we continue to expand our operations and could affect our sales growth, which could, in turn, materially adversely affect our business, financial condition or results of operations.

Operating results at our restaurants could be significantly affected by competition in the restaurant industry in general and, in particular, within the dining segments of the restaurant industry in which we compete.

We face significant competition from a variety of restaurants offering both Asian and non-Asian cuisine, as well as takeout offerings from grocery stores and other outlets where Asian food is sold. These segments are highly competitive with respect to, among other things, product quality, dining experience, ambience, location, convenience, value perception, and price. Our competition continues to intensify as competitors increase the breadth and depth of their product offerings and open new locations. These competitors may have, among other things, chefs who are widely known to the public that may generate more notoriety for those competitors as compared to our brand. We also compete with many restaurant and retail establishments for site locations and restaurant-level employees.

Several of our competitors offering Asian and related choices may look to compete with us on price, quality and service. Any of these competitive factors may materially adversely affect our business, financial condition or results of operations.

Negative publicity relating to one of our restaurants could reduce sales at some or all of our other restaurants.

Our success is dependent in part upon our ability to maintain and enhance the value of our brand and consumers’ connection to our brand. We may, from time to time, be faced with negative publicity relating to food quality, restaurant facilities, guest complaints or litigation alleging illness or injury, health inspection scores, integrity of our or our suppliers’ food processing, employee relationships or other matters, regardless of whether the allegations are valid or whether we are held to be responsible. The negative impact of adverse publicity relating to one restaurant may extend far beyond the restaurant involved to affect some or all of our other restaurants, thereby causing an adverse effect on our business, financial condition or results of operations. A similar risk exists with respect to unrelated food service businesses, if consumers associate those businesses with our own operations.

The considerable expansion in the use of social media over recent years can further amplify any negative publicity that could be generated by such incidents. Many social media platforms immediately publish the content their subscribers and participants post, often without filters or checks on accuracy of the content posted. Information posted on such platforms may be adverse to our interests and/or may be inaccurate. The dissemination of inaccurate or irresponsible information online could harm our business, reputation, prospects, financial condition, or results of operations, regardless of the information’s accuracy. The damage may be immediate without affording us an opportunity for redress or correction.

Additionally, employee claims against us based on, among other things, wage and hour violations, discrimination, harassment or wrongful termination may also create negative publicity that could adversely affect us and divert our financial and management resources that would otherwise be used to benefit the future performance of our operations. A significant increase in the number of these claims or an increase in the number of successful claims could materially adversely affect our business, financial condition or results of operations. Consumer demand for our restaurants and our brand’s value could diminish significantly if any such incidents or other matters create negative publicity or otherwise erode consumer confidence in us or our restaurants, which would likely result in lower sales and could materially adversely affect our business, financial condition or results of operations.

Food safety and foodborne illness concerns could have an adverse effect on our business, financial condition or results of operations.

We cannot guarantee that our internal controls and training will be fully effective in preventing all food safety issues at our restaurants, including any occurrences of foodborne illnesses such as salmonella, E. coli and hepatitis A. In addition, there is no guarantee that our restaurant locations will maintain the high levels of internal controls and training we require at our restaurants. Furthermore, we rely on third-party vendors, making it difficult to monitor food safety compliance and increasing the risk that foodborne illness would affect multiple locations rather than a single restaurant. Some foodborne illness incidents could be caused by third-party vendors and transporters outside of our control. New illnesses resistant to our current precautions may develop in the future, or diseases with long incubation periods could arise, that could give rise to claims or allegations on a retroactive basis. One or more instances of foodborne illness in any of our restaurants or markets or related to food products we sell could negatively affect our restaurant sales nationwide if highly publicized on national media outlets or through social media. This risk exists even if it were later determined that the illness was wrongly attributed to us or one of our restaurants. A number of other restaurant chains have experienced incidents related to foodborne illnesses that have had a material adverse effect on their operations. The occurrence of a similar incident at one or more of our restaurants, or negative publicity or public speculation about an incident, could materially adversely affect our business, financial condition or results of operations.

Governmental regulation may adversely affect our ability to open new restaurants or otherwise adversely affect our business, financial condition or results of operations.

We are subject to various federal, state and local regulations. Our restaurants are subject to state and local licensing and regulation by health, alcoholic beverage, sanitation, food and occupational safety and other agencies. We may experience material difficulties or failures in obtaining the necessary licenses, approvals or permits for our restaurants, which could delay planned restaurant openings or affect the operations at our existing restaurants. In addition, stringent and varied requirements of local regulators with respect to zoning, land use and environmental factors could delay or prevent development of new restaurants in particular locations.

We are subject to the U.S. Americans with Disabilities Act and similar state laws that give civil rights protections to individuals with disabilities in the context of employment, public accommodations and other areas, including our restaurants. We may in the future have to modify restaurants, for example, by adding access ramps or redesigning certain architectural fixtures, to provide service to or make reasonable accommodations for disabled persons. The expenses associated with these modifications could be material.

Our operations are also subject to the U.S. Occupational Safety and Health Act, which governs worker health and safety, the U.S. Fair Labor Standards Act, which governs such matters as minimum wages and overtime, and a variety of similar federal, state and local laws that govern these and other employment law matters. In addition, federal, state and local proposals related to paid sick leave or similar matters could, if implemented, materially adversely affect our business, financial condition or results of operations.

We rely significantly on certain vendors and suppliers, which could adversely affect our business, financial condition or results of operations.

Our ability to maintain consistent price and quality throughout our restaurants depends in part upon our ability to acquire specified food products and supplies in sufficient quantities from third-party vendors and suppliers at a reasonable cost. In addition, we are dependent upon a few suppliers for certain specialized equipment utilized in our restaurants, such as our conveyor belts and other parts of our proprietary system. We rely on JFC International Inc. (“JFC”), a subsidiary of Kikkoman Corporation, as one of our primary suppliers. JFC provided us with food products and supplies equaling approximately 29.0% and 47.4% of our total food and beverage costs in fiscal years 2017 and 2018, respectively, and approximately 54.5% of our total food and beverage costs for the nine months ended May 31, 2019. We also rely on Wismettac Asian Foods, Inc. (formerly Nishimoto Trading Co., Ltd.) (“Wismettac”), a subsidiary of Nishimoto Co., Ltd., which provided us with food products and supplies equaling approximately 15.1% and 28.0% of our total food and beverage costs for fiscal years 2017 and 2018, respectively, and 27.9% of our total food and beverage costs for the nine months ended May 31, 2019. We do not control the businesses of our vendors and suppliers and our efforts to specify and monitor the standards under which they perform may not be successful. Furthermore, certain food items are perishable, and we have limited control over whether these items will be delivered to us in appropriate condition for use in our restaurants. If any of our vendors or other suppliers are unable to fulfill their obligations to our standards, or if we are unable to find replacement providers in the event of a supply or service disruption, we could encounter supply shortages and incur higher costs to secure adequate supplies, which could materially adversely affect our business, financial condition or results of operations.

In addition, we use various third-party vendors to provide, support and maintain most of our management information systems. We also outsource certain accounting, payroll and human resource functions to business process service providers. The failure of such vendors to fulfill their obligations could disrupt our operations. Additionally, any changes we may make to the services we obtain from our vendors, or new vendors we employ, may disrupt our operations. These disruptions could materially adversely affect our business, financial condition or results of operations.

Changes in food and supply costs could adversely affect our business, financial condition or results of operations.

Our profitability depends in part on our ability to anticipate and react to changes in food and supply costs. Shortages or interruptions in the availability of certain supplies caused by unanticipated demand, problems in production or distribution, food contamination, inclement weather or other conditions could adversely affect the availability, quality and cost of our ingredients, which could harm our operations. Any increase in the prices of the food products most critical to our menu, such as rice, fish and other seafood, as well as fresh vegetables, could adversely affect our business, financial condition or results from operations. Although we try to manage the impact that these fluctuations have on our operating results, we remain susceptible to increases in food costs as a result of factors beyond our control, such as general economic conditions, seasonal fluctuations, weather conditions, demand, food safety concerns, generalized infectious diseases, product recalls and government regulations.

If any of our distributors or suppliers performs inadequately, or our distribution or supply relationships are disrupted for any reason, our business, financial condition, results of operations or cash flows could be adversely affected. If we cannot replace or engage distributors or suppliers who meet our specifications in a short period of time, that could increase our expenses and cause shortages of food and other items at our restaurants, which could cause a restaurant to remove items from its menu. If that were to happen, affected restaurants could experience significant reductions in sales during the shortage or thereafter, if guests change their dining habits as a result. In addition, because we provide moderately priced food, we may choose not to, or may be unable to, pass along commodity price increases to consumers. These potential changes in food and supply costs could materially adversely affect our business, financial condition or results of operations.

Failure to receive frequent deliveries of fresh food ingredients and other supplies could harm our business, financial condition or results of operations.

Our ability to maintain our menu depends in part on our ability to acquire ingredients that meet our specifications from reliable suppliers, including, but not limited to, rice vinegar from our parent company, Kura Japan, which owns the recipe of such rice vinegar and is our sole supplier of rice vinegar. Shortages or interruptions in the supply of ingredients caused by unanticipated demand, problems in production or distribution, food contamination, inclement weather or other conditions could adversely affect the availability, quality and cost of our ingredients, which could harm our business, financial condition or results of operations. If any of our distributors or suppliers performs inadequately, or our distribution or supply relationships are disrupted for any reason, our business, financial condition or results of operations could be adversely affected. If we cannot replace or engage distributors or suppliers who meet our specifications in a short period of time, that could increase our expenses and cause shortages of food and other items at our restaurants, which could cause a restaurant to remove items from its menu. If that were to happen, affected restaurants could experience significant reductions in sales during the shortage or thereafter, if guests change their dining habits as a result. This reduction in sales could materially adversely affect our business, financial condition or results of operations.

In addition, our approach to competing in the restaurant industry depends in large part on our continued ability to provide authentic and traditional Japanese cuisine that is free from artificial ingredients. As we increase our use of these ingredients, the ability of our suppliers to expand output or otherwise increase their supplies to meet our needs may be constrained. We could face difficulties to obtain a sufficient and consistent supply of these ingredients on a cost-effective basis.

Labor disputes may disrupt our operations and affect our profitability, thereby causing a material adverse effect on our business, financial condition or results of operations.

As an employer, we are presently, and may in the future be, subject to various employment-related claims, such as individual or class actions or government enforcement actions relating to alleged employment discrimination, employee classification and related withholding, wage-hour, labor standards or healthcare and benefit issues. On May 31, 2019, a putative class action complaint was filed in Los Angeles County Superior Court, alleging violations of California wage and hour laws. This action, or any future actions if brought against us and successful in whole or in part, may affect our ability to compete or could materially adversely affect our business, financial condition or results of operations.

The minimum wage, particularly in California, continues to increase and is subject to factors outside of our control.

We have a substantial number of hourly employees who are paid wage rates based on the applicable federal or state minimum wage. Since January 1, 2019, the State of California has a minimum wage of $12.00 per hour.

Moreover, municipalities may set minimum wages above the applicable state standards. The federal minimum wage has been $7.25 per hour since July 24, 2009. Any of federally-mandated, state-mandated or municipality-mandated minimum wages may be raised in the future which could have a materially adverse effect on our business, financial condition or results of operations. If menu prices are increased by us to cover increased labor costs, the higher prices could adversely affect sales and thereby reduce our margins and adversely affect our business, financial condition or results of operations.

Changes in employment laws may adversely affect our business, financial condition, results of operations or cash flow.

Various federal and state labor laws govern the relationship with our employees and affect operating costs. These laws include employee classification as exempt/non-exempt for overtime and other purposes, minimum wage requirements, tips and gratuity payments, unemployment tax rates, workers’ compensation rates, immigration status and other wage and benefit requirements. Significant additional government-imposed increases in the following areas could materially affect our business, financial condition, operating results or cash flow:

•	minimum wages;

•	tips and gratuities;

•	mandatory health benefits;

•	vacation accruals;

•	paid leaves of absence, including paid sick leave; and

•	tax reporting.

If we face labor shortages, increased labor costs or unionization activities, our growth, business, financial condition and operating results could be adversely affected.

Labor is a primary component in the cost of operating our restaurants. If we face labor shortages or increased labor costs because of increased competition for employees, higher employee turnover rates, increases in federal, state or local minimum wage rates or other employee benefits costs (including costs associated with health insurance coverage), our operating expenses could increase and our growth could be adversely affected. In addition, our success depends in part upon our ability to attract, motivate and retain a sufficient number of well-qualified restaurant operators and management personnel, as well as a sufficient number of other qualified employees, to keep pace with our expansion schedule. Qualified individuals needed to fill these positions are in short supply in some geographic areas. In addition, restaurants have traditionally experienced relatively high employee turnover rates. Although we have not yet experienced significant problems in recruiting or retaining employees, our ability to recruit and retain such individuals may delay the planned openings of new restaurants or result in higher employee turnover in existing restaurants, which could have a material adverse effect on our business, financial condition or results of operations.

If we are unable to continue to recruit and retain sufficiently qualified individuals, our business and our growth could be adversely affected, thereby adversely affecting or business, financial condition or results of operations. Competition for these employees could require us to pay higher wages, which could result in higher labor costs. In addition, increases in the minimum wage would increase our labor costs. Additionally, costs associated with workers’ compensation are rising, and these costs may continue to rise in the future. We may be unable to increase our menu prices in order to pass these increased labor costs on to consumers, in which case our margins would be negatively affected, which could materially adversely affect our business, financial condition or results of operations.

Although none of our employees are currently covered under collective bargaining agreements, our employees may elect to be represented by labor unions in the future. If a significant number of our employees were to become unionized and collective bargaining agreement terms were significantly different from our current compensation arrangements, it could adversely affect our business, financial condition or results of operations.

Our business could be adversely affected by a failure to obtain visas or work permits or to properly verify the employment eligibility of our employees.

Some of our corporate employees’ ability to work in the United States depends on obtaining and maintaining necessary visas and work permits. On certain occasions we have been, and in the future we may be, unable to obtain visas or work permits to bring necessary employees to the United States for any number of reasons including, among others, limits set by the U.S. Department of Homeland Security or the U.S. Department of State.

Although we require all workers to provide us with government-specified documentation evidencing their employment eligibility, some of our employees may, without our knowledge, be unauthorized workers. We currently participate in the “E-Verify” program, an Internet-based, free program run by the U.S. government to verify employment eligibility, in states in which participation is required, and we plan to introduce its use across all our restaurants. However, use of the “E-Verify” program does not guarantee that we will properly identify all applicants who are ineligible for employment. Unauthorized workers are subject to deportation and may subject us to fines or penalties, and if any of our workers are found to be unauthorized, we could experience adverse publicity that may negatively impact our brand and may make it more difficult to hire and keep qualified employees. Termination of a significant number of employees who are unauthorized employees may disrupt our operations, cause temporary increases in our labor costs as we train new employees and result in adverse publicity. We could also become subject to fines, penalties and other costs related to claims that we did not fully comply with all recordkeeping obligations of federal and state immigration compliance laws. These factors could materially adversely affect our business, financial condition or results of operations.

Compliance with environmental laws may negatively affect our business.

We are subject to federal, state and local laws and regulations concerning waste disposal, pollution, protection of the environment, and the presence, discharge, storage, handling, release and disposal of, and exposure to, hazardous or toxic substances. These environmental laws provide for significant fines and penalties for noncompliance and liabilities for remediation, sometimes without regard to whether the owner or operator of the property knew of, or was responsible for, the release or presence of hazardous toxic substances. Third parties may also make claims against owners or operators of properties for personal injuries and property damage associated with releases of, or actual or alleged exposure to, such hazardous or toxic substances at, on or from our restaurants. Environmental conditions relating to releases of hazardous substances at prior, existing or future restaurant sites could materially adversely affect our business, financial condition or results of operations. Further, environmental laws, and the administration, interpretation and enforcement thereof, are subject to change and may become more stringent in the future, each of which could materially adversely affect our business, financial condition or results of operations.

Changes in economic conditions could materially affect our ability to maintain or increase sales at our restaurants or open new restaurants.

The restaurant industry depends on consumer discretionary spending. The United States in general or the specific markets in which we operate may suffer from depressed economic activity, recessionary economic cycles, higher fuel or energy costs, low consumer confidence, high levels of unemployment, reduced home values, increases in home foreclosures, investment losses, personal bankruptcies, reduced access to credit or other economic factors that may affect consumers’ discretionary spending. Sales in our restaurants could decline if consumers choose to dine out less frequently or reduce the amount they spend on meals while dining out. Negative economic conditions might cause consumers to make long-term changes to their discretionary spending behavior, including dining out less frequently on a permanent basis. If restaurant sales decrease, our profitability could decline as we spread fixed costs across a lower level of sales. Reductions in staff levels, asset impairment charges and potential restaurant closures could result from prolonged negative restaurant sales, which could materially adversely affect our business, financial condition or results of operations.

New information or attitudes regarding diet and health could result in changes in regulations and consumer consumption habits that could adversely affect our business, financial condition or results of operations.

Changes in attitudes regarding diet and health or new information regarding the adverse health effects of consuming certain foods could result in changes in government regulation and consumer eating habits that may impact our business, financial condition or results of operations. These changes have resulted in, and may continue to result in, laws and regulations requiring us to disclose the nutritional content of our food offerings, and they have resulted in, and may continue to result in, laws and regulations affecting permissible ingredients and menu offerings. For example, a number of jurisdictions have enacted menu labeling laws requiring multi-unit restaurant operators to disclose to consumers certain nutritional information, or have enacted legislation restricting the use of certain types of ingredients in restaurants. These requirements may be different or inconsistent with requirements we are subject to under the Patient Protection and Affordable Care Act of 2010, as amended by the Health Care and Education Reconciliation Act, collectively, the “ACA,” which establishes a uniform, federal requirement for certain restaurants to post nutritional information on their menus. Specifically, the ACA requires chain restaurants with 20 or more locations operating under the same name and offering substantially the same menus to publish the total number of calories of standard menu items on menus and menu boards, along with a statement that puts this calorie information in the context of a total daily calorie intake. The ACA also requires covered restaurants to provide to consumers, upon request, a written summary of detailed nutritional information for each standard menu item, and to provide a statement on menus and menu boards about the availability of this information upon request. Unfavorable publicity about, or guests’ reactions to, our menu ingredients, the size of our portions or the nutritional content of our menu items could negatively influence the demand for our offerings, thereby adversely affecting our business, financial condition or results of operations.

Compliance with current and future laws and regulations regarding the ingredients and nutritional content of our menu items may be costly and time-consuming. Additionally, if consumer health regulations or consumer eating habits change significantly, we may be required to modify or discontinue certain menu items, and we may experience higher costs associated with the implementation of those changes, as well as adversely affect the attractiveness of our restaurants to new or returning guests. We cannot predict the impact of any new nutrition labeling requirements. The risks and costs associated with nutritional disclosures on our menus could also impact our operations, particularly given differences among applicable legal requirements and practices within the restaurant industry with respect to testing and disclosure, ordinary variations in food preparation among our own restaurants, and the need to rely on the accuracy and completeness of nutritional information obtained from third-party suppliers.

We may not be able to effectively respond to changes in consumer health perceptions or successfully implement the nutrient content disclosure requirements and to adapt our menu offerings to trends in eating habits. The imposition of menu labeling laws and an inability to keep up with consumer eating habits could materially adversely affect our business, financial condition or results of operations, as well as our position within the restaurant industry in general.

Failure to comply with antibribery or anticorruption laws could adversely affect our reputation, business, financial condition or results of operations.

The U.S. Foreign Corrupt Practices Act and other similar applicable laws prohibiting bribery of government officials and other corrupt practices are the subject of increasing emphasis and enforcement around the world. Although we have implemented policies and procedures designed to promote compliance with these laws, there can be no assurance that our employees, contractors, agents, or other third parties will not take actions in violation of our policies or applicable law. Any such violations or suspected violations could subject us to civil or criminal penalties, including substantial fines and significant investigation costs, and could also materially damage our reputation, brands, international expansion efforts and growth prospects, business, financial condition and results of operations. Publicity relating to any noncompliance or alleged noncompliance could also harm our reputation and adversely affect our business, financial condition or results of operations.

Our ability to use our net operating loss carryforwards and certain other tax attributes may be limited.

As of August 31, 2018, we had federal net operating loss carryforwards of $4.1 million and federal tax credit carryover of $1.4 million. Under Sections 382 and 383 of the Internal Revenue Code of 1986, as amended (the “Code”), if a corporation undergoes an “ownership change,” the corporation’s ability to use its pre-change net operating loss carryforwards and other pre-change tax attributes to offset its post-change income may be limited. In general, an “ownership change” generally occurs if there is a cumulative change in our ownership by “5-percent shareholders” that exceeds 50 percentage points over a rolling three-year period. Similar rules may apply under state tax laws. We do not believe that we will experience an ownership change as a result of this issuance. However, we may have experienced an ownership change in the past and may experience ownership changes in the future as a result of this issuance and future transactions in our stock, some of which may be outside our control. As a result, if we earn net taxable income, our ability to use our pre-change net operating loss carryforwards, or other pre-change tax attributes, to offset U.S. federal and state taxable income may be subject to significant limitations. Those net operating loss carryforwards and general business tax credits resulted in a tax effected deferred tax asset of $2.2 million at August 31, 2018.

Our indebtedness may limit our ability to invest in the ongoing needs of our business and if we are unable to comply with our financial covenants, our liquidity and results of operations could be adversely affected.

Our existing Credit Facility is comprised of an equipment purchase facility and a tenant improvements subfacility, on a non-revolving basis, in the aggregate principal amount of up to $5.0 million and is collateralized by a first-priority interest in, among other things, our inventory, equipment, accounts, general intangibles and fixtures. As of May 31, 2019, we had $1.1 million available under our Credit Facility. During May and June of 2019, we converted a portion of the outstanding indebtedness under our Credit Facility into term loan indebtedness with the same financial institution, and memorialized that indebtedness in the form of promissory notes with associated commercial security agreements. As of May 31, 2019, we had approximately $1.0 million of outstanding indebtedness under the line of credit under our Credit Facility and $2.1 million of outstanding indebtedness payable on a term loan basis. We intend to use a portion of the net proceeds from this offering to repay the entire amount of our outstanding indebtedness. In the future, we may, from time to time, incur additional indebtedness under our Credit Facility, up to the aggregate principal amount of $5.0 million (of which $1.1 million was available as of May 31, 2019), and any amounts exceeding $300,000 under the Credit Facility will be converted into term loans upon such terms as established between us and our Credit Facility bank.

Our Credit Facility places certain limitations on our ability to incur additional senior indebtedness. The Credit Facility also places certain limitations on, among other things, our ability to create any encumbrance other than permitted encumbrances, make capital expenditures not in the ordinary course of business or transfer or sell certain assets or merge or consolidate with or into or acquire any other business organization. Failure to comply with certain covenants could result in the acceleration of our obligations under the Credit Facility, which would have an adverse effect on our liquidity, capital resources and results of operations. Our Credit Facility also requires us to comply with certain financial covenants regarding our liquidity, fixed charge coverage ratio and tangible net worth ratio. Our failure to comply with or perform any term, obligation or covenant under our Credit Facility is also a default under our term loans. Changes in our financial condition causing a breach of any of these financial covenants could result in a default and an acceleration of our obligations under the Credit Facility or term loans, which could have an adverse effect on our liquidity, capital resources and results of operations.

We may need capital in the future, and we may not be able to raise that capital on favorable terms.

Developing our business will require significant capital in the future. Historically, we have relied on financial support from Kura Japan, including capital contributions by Kura Japan of $5.0 million to the Company in each of fiscal years 2017 and 2018. After the completion of this offering, we do not expect to receive any additional capital contributions from Kura Japan. To meet our capital needs, we expect to rely on our borrowings under our existing Credit Facility for equipment financing and facility improvements, cash flows from operations, the proceeds from this offering, future offerings and other third-party financing. Third-party financing in the future may not, however, be available on terms favorable to us, or at all. Our ability to obtain additional funding will be subject to various factors, including market conditions, our operating performance, lender sentiment and our ability to incur additional debt in compliance with other contractual restrictions such as financial covenants under our Credit Facility, term loans or other debt documents. These factors may make the timing, amount, or terms and conditions of additional financings unattractive. Our inability to raise capital could impede our growth and could materially adversely affect our business, financial condition or results of operations.

We are subject to all of the risks associated with leasing space subject to long-term non-cancelable leases.

We do not own any real property. Payments under our operating leases account for a significant portion of our operating expenses and we expect the new restaurants we open in the future will similarly be leased. The majority of our operating leases have lease terms of twenty years, inclusive of customary extensions which are at the option of the Company. Most of our leases require a fixed annual rent which generally increases each year, and some require the payment of additional rent if restaurant sales exceed a negotiated amount. Generally, our leases are “net” leases, which require us to pay all of the cost of insurance, taxes, maintenance and utilities. We generally cannot cancel these leases. Additional sites that we lease are likely to be subject to similar long-term non-cancelable leases. If an existing or future restaurant is not profitable, and we decide to close it, we may nonetheless be committed to perform our obligations under the applicable lease including, among other things, paying the base rent for the balance of the lease term. In addition, as each of our leases expires, we may fail to negotiate renewals, either on commercially acceptable terms or at all, which could cause us to pay increased occupancy costs or to close restaurants in desirable locations. If we fail to negotiate renewals, we may have to dispose of assets at such restaurant locations and incur closure costs as well as impairment of property and equipment. Furthermore, if we fail to negotiate renewals, we may incur additional costs associated with moving transferable furniture, fixtures and equipment. These potential increased occupancy and moving costs, as well as closures of restaurants, could materially adversely affect our business, financial condition or results of operations.

Macroeconomic conditions, including economic downturns, may cause landlords of our leases to be unable to obtain financing or remain in good standing under their existing financing arrangements, resulting in failures to pay required tenant improvement allowances or satisfy other lease covenants to us. In addition, tenants at shopping centers in which we are located or have executed leases, or to which our locations are near, may fail to open or may cease operations. Decreases in total tenant occupancy in shopping centers in which we are located, or to which our locations are near, may affect traffic at our restaurants. All of these factors could have a material adverse impact on our business, financial condition or results of operations.

We have licensed certain intellectual property critical to our business from our parent company, Kura Japan. Any events or circumstances that result in the termination or limitation of our rights under our agreement between us and Kura Japan of our intellectual property could have a material adverse effect on our business, financial condition or results of operations.

The intellectual property that is critical to our business has been licensed to us by our parent company, Kura Japan, which following this offering we expect will own approximately 82.8% of the combined voting power of our equity interests. Any termination or limitation of, or loss of exclusivity under, our exclusive license agreement with Kura Japan would have a material adverse effect on our business, financial condition or results of operations. In connection with this offering, we intend to enter into an amended and restated exclusive license agreement with regard to the intellectual property we license from Kura Japan. See “Certain Relationships and Related Party Transactions—Relationship with Kura Japan” for additional information.

We may become involved in lawsuits involving Kura Japan as the owner of intellectual property, or us as a licensee of intellectual property from Kura Japan, to protect or enforce intellectual property rights, which could be expensive, time consuming, and unsuccessful.

Third parties may sue Kura Japan or us for alleged infringement of their proprietary rights. The party claiming infringement might have greater resources than we do to pursue its claims, and we could be forced to incur substantial costs and devote significant management resources to defend against such litigation, even if the claims are meritless and even if we ultimately prevail. If the party claiming infringement were to prevail, we could be forced to pay significant damages, or enter into expensive royalty or licensing arrangements with the prevailing party. In addition, any payments we are required to make, and any injunction we are required to comply with as a result of such infringement, could harm our reputation and our business, financial condition or results of operations.

Infringements on Kura Japan’s intellectual property rights, including Kura Japan’s service marks and trade secrets, could result in additional expense and could devalue our brand equity, as well as substantially affect our business, financial condition or results of operations.

Other parties may infringe on our intellectual property rights, including those which we develop or otherwise license to use, and may thereby dilute our brand in the marketplace. Any such infringement of our intellectual property rights would also likely result in a commitment of our time and resources to protect these rights through litigation or otherwise.

Our business prospects depend in part on our ability to develop favorable consumer recognition of the Kura Sushi name. Although “Kura Sushi” and “Kura Revolving Sushi Bar” are federally registered service marks owned by Kura Japan, such marks could be imitated in ways that we or Kura Japan cannot prevent. Alternatively, third parties may attempt to cause us to change our name or not operate in a certain geographic region if our name is confusingly similar to their name. In addition, we rely on trade secrets, proprietary know-how, concepts, and recipes, some of which we license from Kura Japan. Our methods or Kura Japan’s methods of protecting this information may not be adequate. Moreover, we or Kura Japan may face claims of misappropriation or infringement of third parties’ rights that could interfere with our use of this information. Defending these claims may be costly and, if unsuccessful, may prevent us from continuing to use this proprietary information in the future, and may result in a judgment or monetary damages. We do not maintain confidentiality and non-competition agreements with all of our executives, key personnel, or suppliers. If competitors independently develop or otherwise obtain access to the trade secrets, proprietary know-how, concepts, or recipes we rely upon to operate our restaurants, some of which we license from Kura Japan, the appeal of our restaurants could be significantly reduced and our business, financial condition or results of operations could be adversely affected.

A breach of security of confidential consumer information related to our electronic processing of credit and debit card transactions, as well as a breach of security of our employee information, could substantially affect our reputation, business, financial condition of results of operations.

The majority of our restaurant sales are by credit or debit cards. Other restaurants and retailers have experienced security breaches in which credit and debit card information has been stolen. We may in the future become subject to claims for purportedly fraudulent transactions arising out of the actual or alleged theft of credit or debit card information, and we may also be subject to lawsuits or other proceedings relating to these types of incidents. We may ultimately be held liable for the unauthorized use of a cardholder’s card number in an illegal activity and be required by card issuers to pay charge-back fees. In addition, most states have enacted legislation requiring notification of security breaches involving personal information, including credit and debit card information. Any such claim or proceeding could cause us to incur significant unplanned expenses, which could have an adverse impact on our business, financial condition or results of operations. Further, adverse publicity resulting from these allegations may have a material adverse effect on us and could substantially affect our reputation and business, financial condition or results of operations.

In addition, our business requires the collection, transmission and retention of large volumes of guest and employee data, including personally identifiable information, in various information technology systems that we maintain and in those maintained by third parties with whom we contract to provide services. The collection and use of such information is regulated at the federal and state levels, as well as at the international level, in which regulatory requirements have been increasing. As our environment continues to evolve in the digital age and reliance upon new technologies becomes more prevalent, it is imperative we secure the privacy and sensitive information we collect. Failure to do so, whether through fault of our own information systems or those of outsourced third-party providers, could not only cause us to fail to comply with these laws and regulations, but also could cause us to face litigation and penalties that could adversely affect our business, financial condition or results of operations. Our brand’s reputation and image as an employer could also be harmed by these types of security breaches or regulatory violations.

We rely significantly on the operation of our revolving and express conveyor belts, sushi robots and other automated equipment, and any mechanical failure could prevent us from effectively operating our restaurants.

The operation of our restaurants relies on technology and equipment such as our revolving and express conveyor belts, the Bikkura-Pon rewards machine and touch screen menus. In our kitchens, we use automated equipment and systems such as sushi robots, RFID readers, robotic arms, vinegar mixing machines, rice washers and dishwashers. Our ability to safely, efficiently and effectively manage our restaurants depends significantly on the reliability and capacity of these systems. Mechanical failures and our inability to service such equipment in a timely manner could result in delays in customer service and reduce efficiency of our restaurant operations, including a loss of sales. Remediation of such problems could result in significant, unplanned capital investments and any equipment failure may have an adverse effect on our business, financial condition or results of operations due to our reliance on such equipment.

We rely significantly on information technology, and any material failure, weakness, interruption or breach of security could prevent us from effectively operating our business.

We rely significantly on information systems, including point-of-sale processing in our restaurants for management of our supply chain, payment of obligations, collection of cash, credit and debit card transactions and other processes and procedures. We also operate tableside access to touch screen ordering systems to allow guests to place special orders. Our ability to efficiently and effectively manage our business depends significantly on the reliability and capacity of these systems. Failures of these systems to operate effectively, maintenance problems, upgrading or transitioning to new platforms, or a breach in security of these systems could result in delays in customer service and reduce efficiency in our operations. Remediation of such problems could result in significant, unplanned capital investments.

Our marketing programs may not be successful, and our new menu items, advertising campaigns and restaurant designs and remodels may not generate increased sales or profits.

We incur costs and expend other resources in our marketing efforts on new menu items, advertising campaigns and restaurant designs and remodels to raise brand awareness and attract and retain guests. These initiatives may not be successful, resulting in expenses incurred without the benefit of higher sales. Additionally, some of our competitors have greater financial resources, which enable them to spend significantly more on marketing and advertising and other initiatives than we are able to. Should our competitors increase spending on marketing and advertising and other initiatives or our marketing funds decrease for any reason, or should our advertising, promotions, new menu items and restaurant designs and remodels be less effective than our competitors, there could be a material adverse effect on our business, financial condition or results of operations.

Our inability or failure to recognize, respond to and effectively manage the accelerated impact of social media could materially adversely impact our business, financial condition or results of operations.

Our marketing efforts rely heavily on the use of social media. In recent years, there has been a marked increase in the use of social media platforms, including weblogs (blogs), mini-blogs, chat platforms, social media websites, and other forms of Internet-based communications which allow individuals access to a broad audience of consumers and other interested persons. Many of our competitors are expanding their use of social media, and new social media platforms are rapidly being developed, potentially making more traditional social media platforms obsolete. As a result, we need to continuously innovate and develop our social media strategies in order to maintain broad appeal with guests and brand relevance. We also continue to invest in other digital marketing initiatives that allow us to reach our guests across multiple digital channels and build their awareness of, engagement with, and loyalty to our brand. These initiatives may not be successful, resulting in expenses incurred without the benefit of higher sales or increased brand recognition.

We could be party to litigation that could adversely affect us by distracting management, increasing our expenses or subjecting us to material money damages and other remedies.

Our guests occasionally file complaints or lawsuits against us alleging we caused an illness or injury they suffered at or after a visit to our restaurants, or that we have problems with food quality or operations. We are also subject to a variety of other claims arising in the ordinary course of our business, including personal injury claims, contract claims and claims alleging violations of federal and state law regarding workplace and employment matters, equal opportunity, discrimination and similar matters, and we are presently subject to class action and other lawsuits with regard to certain of these matters and could become subject to additional class action or other lawsuits related to these or different matters in the future. Regardless of whether any claims against us are valid, or whether we are ultimately held liable, claims may be expensive to defend and may divert time and money away from our operations and hurt our performance. A judgment in excess of our insurance coverage for any claims could materially and adversely affect our business, financial condition or results of operations. Any adverse publicity resulting from these allegations may also materially and adversely affect our reputation or prospects, which in turn could materially adversely affect our business, financial condition or results of operations.

We are subject to state and local “dram shop” statutes, which may subject us to uninsured liabilities. These statutes generally allow a person injured by an intoxicated person to recover damages from an establishment that wrongfully served alcoholic beverages to the intoxicated person. Because a plaintiff may seek punitive damages, which may not be fully covered by insurance, this type of action could have an adverse impact on our business, financial condition or results of operations. A judgment in such an action significantly in excess of, or not covered by, our insurance coverage could adversely affect our business, financial condition or results of operations. Further, adverse publicity resulting from any such allegations may adversely affect our business, financial condition or results of operations.

Our current insurance may not provide adequate levels of coverage against claims.

There are types of losses we may incur that cannot be insured against or that we believe are not economically reasonable to insure. Such losses could have a material adverse effect on our business, financial condition or results of operations. In addition, our current insurance policies may not be adequate to protect us from liabilities that we incur in our business in areas such as workers’ compensation, general liability, auto and property. In the future, our insurance premiums may increase, and we may not be able to obtain similar levels of insurance on reasonable terms, or at all. Any substantial inadequacy of, or inability to obtain, insurance coverage could materially adversely affect our business, financial condition and results of operations. As a public company, we intend to adjust our existing directors’ and officers’ insurance. While we expect to obtain such coverage, we may not be able to obtain such coverage at all or at a reasonable cost now or in the future. Failure to obtain and maintain adequate directors’ and officers’ insurance would likely adversely affect our ability to attract and retain qualified officers and directors.

Failure to obtain and maintain required licenses and permits or to comply with alcoholic beverage or food control regulations could lead to the loss of our liquor and food service licenses and, thereby, harm our business, financial condition or results of operations.

The restaurant industry is subject to various federal, state and local government regulations, including those relating to the sale of food and alcoholic beverages. Such regulations are subject to change from time to time. The failure to obtain and maintain licenses, permits and approvals relating to such regulations could adversely affect our business, financial condition or results of operations. Typically, licenses must be renewed annually and may be revoked, suspended or denied renewal for cause at any time if governmental authorities determine that our conduct violates applicable regulations. Difficulties or failure to maintain or obtain the required licenses and approvals could adversely affect our existing restaurants and delay or result in our decision to cancel the opening of new restaurants, which would adversely affect our business, financial condition or results of operations.

Alcoholic beverage control regulations generally require our restaurants to apply to a state authority and, in certain locations, county or municipal authorities for a license that must be renewed annually and may be revoked or suspended for cause at any time. Alcoholic beverage control regulations relate to numerous aspects of daily operations of our restaurants, including minimum age of patrons and employees, hours of operation, advertising, trade practices, wholesale purchasing, other relationships with alcohol manufacturers, wholesalers and distributors, inventory control and handling, storage and dispensing of alcoholic beverages. Any future failure to comply with these regulations and obtain or retain liquor licenses could adversely affect our business, financial condition or results of operations.

We have identified a material weakness in our internal control over financial reporting for fiscal year 2017. If we fail to develop and maintain an effective system of internal control over financial reporting, we may not be able to accurately report our financial results in a timely manner, which may adversely affect investor confidence in our company.

In connection with the audit of our financial statements for fiscal year 2017, our management identified a material weakness in our internal control over financial reporting, as defined in the standards established by the PCAOB, but a material weakness in our internal controls over financial reporting was not identified for fiscal year 2018. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis. The material weakness identified for fiscal year 2017 resulted from a lack of sufficient segregation of duties within the Company’s financial recording and reporting IT systems.

In addition, in fiscal year 2019, the Company identified an error related to the classification of labor and related costs, occupancy and related expenses, other costs, and general and administrative expenses that impacted the Company’s previously issued financial statements, including interim periods during fiscal year 2017. As a result, the Company adjusted the fiscal year 2017 financial data presented in this prospectus to correctly reclassify such costs and expenses. See Note 9 to our audited financial statements included in this prospectus.

Although we have initiated remedial measures, we cannot be certain that any such measures are sufficient to address the material weakness or that other material weaknesses and control deficiencies will not be discovered in the future. If our remediation efforts are not successful or other material weaknesses or control deficiencies occur in the future, we may be unable to report our financial results accurately on a timely basis, which could cause our reported financial results to be materially misstated and result in the loss of investor confidence or delisting and cause the market price of our common stock to decline.

We have not performed an evaluation of our internal control over financial reporting, such as required by Section 404 of the Sarbanes-Oxley Act, nor have we engaged our independent registered public accounting firm to perform an audit of our internal control over financial reporting as of any balance sheet date or for any period reported in our financial statements.

Changes to accounting rules or regulations may adversely affect our business, financial condition or results of operations.

Changes to existing accounting rules or regulations may impact our business, financial condition or results of operations. Other new accounting rules or regulations and varying interpretations of existing accounting rules or regulations have occurred and may occur in the future. For instance, accounting regulatory authorities have recently issued new accounting rules which require lessees to capitalize operating leases in their financial statements in the next few years. When adopted, such change would require us to record significant operating lease obligations on our balance sheet and make other changes to our financial statements. This and other future changes to accounting rules or regulations could materially adversely affect our business, financial condition or results of operations.

We will incur increased costs as a result of being a public company.

As a public company, we expect to incur significant legal, accounting and other expenses that we did not incur as a private company, particularly after we are no longer an “emerging growth company” as defined under the JOBS Act. In addition, new and changing laws, regulations and standards relating to corporate governance and public disclosure, including the Dodd-Frank Act and the rules and regulations promulgated and to be promulgated thereunder, as well as under the Sarbanes-Oxley Act and the JOBS Act, have created uncertainty for public companies and increased costs and time that boards of directors and management must devote to complying with these rules and regulations. The Sarbanes-Oxley Act and related rules of the SEC and the Nasdaq Stock Market regulate corporate governance practices of public companies. We expect compliance with these rules and regulations to increase our legal and financial compliance costs and lead to a diversion of management time and attention from sales-generating activities. For example, we will be required to adopt new internal controls and disclosure controls and procedures. In addition, we will incur additional expenses associated with our SEC reporting requirements and increased compensation for our management team. We cannot predict or estimate the amount of additional costs we will incur as a public company or the specific timing of such costs.

We are an “emerging growth company,” and we cannot be certain if the reduced reporting and disclosure requirements applicable to emerging growth companies will make our common stock less attractive to investors.

For as long as we remain an “emerging growth company” as defined in the JOBS Act, we may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not “emerging growth companies.” These exceptions provide for, but are not limited to, relief from the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, less extensive disclosure obligations regarding executive compensation in our periodic reports and proxy statements, exemptions from the requirements to hold a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved and an extended transition period for complying with new or revised accounting standards. We may take advantage of these reporting exemptions until we are no longer an “emerging growth company.” We will remain an “emerging growth company” until the earliest of: (i) the last day of the fiscal year in which we have $1.07 billion or more in annual gross revenues; (ii) the date on which we become a “large accelerated filer” (which means the year-end at which the total market value of our common equity securities held by non-affiliates is $700 million or more as of the last business day of our most recently completed second fiscal quarter); (iii) the date on which we have issued more than $1 billion of non-convertible debt securities over a three-year period; and (iv) the last day of the fiscal year following the fifth anniversary of our initial public offering. We cannot predict if investors will find our common stock less attractive because we may rely on these exemptions. If some investors find our common stock to be less attractive as a result, there may be a less active trading market for our common stock and the market price of our common stock may be more volatile.

Our management does not have experience managing a U.S. public company and our current resources may not be sufficient to fulfill our public company obligations.

Following the closing of this offering, we will be subject to various regulatory requirements, including those of the SEC and Nasdaq Stock Market. These requirements include recordkeeping, financial reporting and corporate governance rules and regulations. Our management team does not have experience in managing a U.S. public company and, historically, has not had the resources typically found in a public company. Our internal infrastructure may not be adequate to support our increased reporting obligations and we may be unable to hire, train or retain necessary staff and may be reliant on engaging outside consultants or professionals to overcome our lack of experience or employees. Our business, financial condition or results of operations could be adversely affected if our internal infrastructure is inadequate, including if we are unable to engage outside consultants or are otherwise unable to fulfill our public company obligations.

Pursuant to the JOBS Act, our independent registered public accounting firm will not be required to attest to the effectiveness of our internal control over financial reporting pursuant to Section 404 of the Sarbanes-Oxley Act for so long as we are an “emerging growth company.”

Section 404 of the Sarbanes-Oxley Act requires annual management assessments of the effectiveness of our internal control over financial reporting, starting with the second annual report that we file with the SEC as a public company, and generally requires in the same report a report by our independent registered public accounting firm on the effectiveness of our internal control over financial reporting. However, under the JOBS Act, our independent registered public accounting firm will not be required to attest to the effectiveness of our internal control over financial reporting pursuant to Section 404 of the Sarbanes-Oxley Act until we are no longer an “emerging growth company.” We will be an “emerging growth company” until the earliest of: (i) the last day of the fiscal year in which we have $1.07 billion or more in annual gross revenues; (ii) the date on which we become a “large accelerated filer” (which means the year-end at which the total market value of our common equity securities held by non-affiliates is $700 million or more as of the last business day of our most recently completed second fiscal quarter); (iii) the date on which we have issued more than $1 billion of non-convertible debt securities over a three-year period; and (iv) the last day of the fiscal year following the fifth anniversary of our initial public offering.

In addition, Section 107 of the JOBS Act also provides that an “emerging growth company” can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. An “emerging growth company” can therefore delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. However, we are choosing to “opt out” of such extended transition period and, as a result, we will comply with new or revised accounting standards on the relevant dates on which adoption of such standards is required for non-emerging growth companies. Section 107 of the JOBS Act provides that our decision to opt out of the extended transition period for complying with new or revised accounting standards is irrevocable.

Risks Related to Ownership of Our Class A Common Stock

There may be an adverse effect on the value and liquidity of our Class A common stock due to the disparate voting rights of our Class A common stock and our Class B common stock.

With the exception of voting rights and certain conversion rights for the Class B common stock, holders of our Class A common stock and Class B common stock have identical rights. On all matters to be voted on by stockholders, holders of our Class A common stock are entitled to one vote per share while holders of our

Class B common stock are entitled to 10 votes per share. The difference in the voting rights of our Class A common stock and Class B common stock could adversely affect the value of the Class A common stock to the extent that any investor or potential future purchaser of our Class A common stock ascribes value to the superior voting rights of our Class B common stock. The existence of two separate classes of common stock could result in less liquidity for our Class A common stock than if there were only one class of our common stock. In addition, if we issue additional shares of Class B common stock in the future, there will be further dilution to investors or potential future purchasers of our Class A common stock. See “Description of Capital Stock” for a description of our Class A common stock and Class B common stock and the rights associated with them.

There is no existing market for our common stock and we do not know if one will develop. Even if a market does develop, the stock prices in the market may not exceed the offering price.

Prior to this offering, there has not been a public market for our common stock or any of our equity interests. We cannot predict the extent to which investor interest in our company will lead to the development of an active trading market on the Nasdaq Global Market, or how liquid that market may become. An active public market for our common stock may not develop or be sustained after the offering. If an active trading market does not develop or is not sustained, you may have difficulty selling any shares that you buy.

The initial public offering price for the common stock will be determined by negotiations among us, Kura Japan and the representatives of the underwriters and may not be indicative of prices that will prevail in the open market following this offering. Consequently, you may not be able to sell shares of our common stock at prices equal to or greater than the price you pay in this offering.

Our quarterly operating results may fluctuate significantly and could fall below the expectations of securities analysts and investors due to seasonality and other factors, some of which are beyond our control, resulting in a decline in our stock price.

Our quarterly operating results may fluctuate significantly because of several factors, including:

•	the timing of new restaurant openings and related expense;

•	restaurant operating costs for our newly-opened restaurants, which are often materially greater during the first several months of operation than thereafter;

•	labor availability and costs for hourly and management personnel;

•	profitability of our restaurants, especially in new markets;

•	changes in interest rates;

•	increases and decreases in Average Unit Volumes and comparable restaurant sales;

•	impairment of long-lived assets and any loss on restaurant closures;

•	macroeconomic conditions, both nationally and locally;

•	negative publicity relating to the consumption of seafood or other food products we serve;

•	changes in consumer preferences and competitive conditions;

•	expansion in existing and new markets;

•	increases in infrastructure costs; and

•	fluctuations in commodity prices.

Seasonal factors and the timing of holidays also cause our sales to fluctuate from quarter to quarter. As a result of these factors, our quarterly and annual operating results and comparable restaurant sales may fluctuate significantly. Accordingly, results for any one quarter are not necessarily indicative of results to be expected for any other quarter or for any year and comparable restaurant sales for any particular future period may decrease. In addition, as we expand by opening more restaurants in cold weather climates, the seasonality of our business may be amplified. In the future, operating results may fall below the expectations of securities analysts and investors. In that event, the price of our common stock could be adversely impacted.

The price of our common stock may be volatile and you may lose all or part of your investment.

The market price of our common stock could fluctuate significantly, and you may not be able to resell your shares at or above the offering price. Those fluctuations could be based on various factors in addition to those otherwise described in this prospectus, including those described under “—Risks Related to Our Business and Industry” and the following:

•	our operating performance and the performance of our competitors or restaurant companies in general;

•	the public’s reaction to our press releases, our other public announcements and our filings with the SEC;

•	changes in earnings estimates or recommendations by research analysts who follow us or other companies in our industry;

•	global, national or local economic, legal and regulatory factors unrelated to our performance;

•	the number of shares to be publicly traded after this offering;

•	future sales of our common stock or our equity interests by our officers, directors and significant stockholders;

•	the arrival or departure of key personnel; and

•	other developments affecting us, our industry or our competitors.

In addition, in recent years the stock market has experienced significant price and volume fluctuations. These fluctuations may be unrelated to the operating performance of particular companies. These broad market fluctuations may cause declines in the market price of our common stock. The price of our common stock could fluctuate based upon factors that have little or nothing to do with our business, financial condition or results of operations, and those fluctuations could adversely impact our common stock price.

Future sales of our common stock, or the perception that such sales may occur, could depress our common stock price.

Sales of a substantial number of shares of our common stock in the public market, or the perception that such sales may occur, following this offering could depress the market price of our common stock. This would include sales by Kura Japan, as detailed below under “—Risks Related to Our Organizational Structure—Future sales of our shares by Kura Japan could depress our Class A common stock price.” Our executive officers and directors and holders of all of our options and equity interests, including Kura Japan, have agreed with the underwriters not to offer, sell, dispose of or hedge any shares of common stock or securities convertible into or exchangeable for shares of common stock (including shares of our Class B common stock), subject to specified limited exceptions and extensions described elsewhere in this prospectus, during the period ending 180 days after the date of the final prospectus, except with the prior written consent of the representatives of the underwriters. See “Underwriting.”

Our amended and restated certificate of incorporation will authorize us to issue up to 50,000,000 shares of Class A common stock and 10,000,100 shares of Class B common stock, of which, as of the date of this prospectus, 4,000,000 shares of Class A common stock and 1,000,050 shares of Class B common stock are outstanding, and 409,278 shares of Class A common stock will be issuable upon the exercise of outstanding stock options. The shares of Class A common stock offered in this offering will be freely tradable without restriction under the Securities Act, except for any shares of our common stock that may be held or acquired by our directors, executive officers and other affiliates, as that term is defined in the Securities Act, which will be restricted securities under the Securities Act. Restricted securities may not be sold in the public market unless the sale is registered under the Securities Act or an exemption from registration is available.

After the expiration of the lock-up agreements, shares of our Class A common stock and Class B common stock held by our affiliates will continue to be subject to the volume and other restrictions of Rule 144 under the Securities Act. The representatives of the underwriters may, in its sole discretion and at any time without notice, release all or any portion of the shares subject to the lock-up. See “Underwriting.”

In addition, immediately following this offering, we intend to file a registration statement registering under the Securities Act the shares of Class A common stock reserved for issuance under our 2018 Incentive Compensation Plan. See the information under the heading “Shares Eligible for Future Sale” for a more detailed description of the shares that will be available for future sales upon completion of this offering.

If you purchase shares of our common stock sold in this offering, you will incur immediate and substantial dilution.

If you purchase shares of our common stock in this offering, you will incur immediate and substantial dilution in the amount of $7.37 per share because the initial public offering price of $14.00 per share is substantially higher than the pro forma net tangible book value per share of our outstanding common stock. This dilution is due in large part to the fact that our earlier investors paid substantially less than the initial public offering price when they purchased their shares. In addition, you may also experience additional dilution upon future equity issuances or the exercise of stock options to purchase common stock granted to our employees and non-employees, including directors, under our 2018 Incentive Compensation Plan. See “Dilution.”

If securities or industry analysts do not publish research or publish inaccurate or unfavorable research about our business, our stock price and trading volume could decline.

The trading market for our common stock will depend in part on the research and reports that securities or industry analysts publish about us or our business. We do not currently have and may never obtain research coverage by securities and industry analysts. If no securities or industry analysts commence coverage of our company, the trading price for our common stock would be negatively impacted. If we obtain securities or industry analyst coverage and if one or more of the analysts who cover us downgrades our common stock or publishes inaccurate or unfavorable research about our business, our stock price would likely decline. If one or more of these analysts ceases coverage of us or fails to publish reports on us regularly, demand for our common stock could decrease, which could cause our stock prices and trading volume to decline.

We do not intend to pay dividends for the foreseeable future.

We may retain future earnings, if any, for future operations, expansion and debt repayment and have no current plans to pay any cash dividends for the foreseeable future. Any future determination to declare and pay cash dividends will be at the discretion of our board of directors and will depend on, among other things, our financial condition, results of operations, cash requirements, contractual restrictions and such other factors as our board of directors deems relevant. Our ability to pay dividends may also be limited by covenants under our Credit Facility, terms loans or of any future outstanding indebtedness we, our subsidiaries or affiliates (including Kura Japan) incur. As a result, you may not receive any return on an investment in our common stock unless you sell our common stock for a price greater than that which you paid for it. See “Dividend Policy.”

Provisions in our charter documents and Delaware law may delay or prevent our acquisition by a third party.

Our amended and restated certificate of incorporation and amended and restated bylaws, and Delaware law, contain several provisions that may make it more difficult for a third party to acquire control of us without the approval of our board of directors. These provisions may make it more difficult or expensive for a third party to acquire a majority of our outstanding equity interests. These provisions also may delay, prevent or deter a merger, acquisition, tender offer, proxy contest or other transaction that might otherwise result in our stockholders receiving a premium over the market price for their common stock. See “Description of Capital Stock.”

Our amended and restated certificate of incorporation and amended and restated bylaws, each to be effective in connection with the completion of this offering, will each contain an exclusive forum provision, which could limit a stockholder’s ability to obtain a favorable judicial forum for disputes with us or our directors, officers or other employees.

Our amended and restated certificate of incorporation and amended and restated bylaws, each to be effective in connection with the completion of this offering, will each contain an exclusive forum provision providing that the Court of Chancery of the State of Delaware will be the sole and exclusive forum for: (i) any derivative action or proceeding brought on our behalf, (ii) any action asserting a claim of breach of a fiduciary duty owed by, or other wrongdoing by, any of our directors, officers, employees, agents or stockholders, (iii) any action asserting a claim arising pursuant to any provision of the Delaware General Corporation Law, our amended and restated certificate of incorporation or our amended and restated bylaws, or (iv) any action asserting a claim that is governed by the internal affairs doctrine. However, Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder. As a result, the exclusive forum provision will not apply to suits brought to enforce any duty or liability created by the Exchange Act or any other claim for which the federal courts have exclusive jurisdiction. In addition, Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. As a result, the exclusive forum provisions will not apply to suits brought to enforce any duty or liability created by the Securities Act or any other claim for which the federal and state courts have concurrent jurisdiction, and our stockholders will not be deemed to have waived our compliance with the federal securities laws and the rules and regulations thereunder.

Any person purchasing or otherwise acquiring any interest in any shares of our capital stock shall be deemed to have notice of and to have consented to this provision of our amended and restated certificate of incorporation and our amended and restated bylaws which we will adopt prior to the completion of this offering. The exclusive forum provisions, if enforced, may limit a stockholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with us or our directors, officers or other employees, which may discourage such lawsuits. Alternatively, if a court were to find the exclusive forum provisions to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving such action in other jurisdictions, which could have a material adverse effect on our business, financial condition, results of operations and growth prospects. For example, the Court of Chancery of the State of Delaware recently determined that a provision stating that U.S. federal district courts are the exclusive forum for resolving any complaint asserting a cause of action arising under the Securities Act is not enforceable.

Risks Related to Our Organizational Structure

We are controlled by Kura Japan, whose interests may differ from those of our other stockholders.

Immediately following this offering and the application of net proceeds from this offering, Kura Japan will control approximately 82.8% of the combined voting power of our equity interests through their ownership of both Class A common stock and Class B common stock. Kura Japan will, for the foreseeable future, have significant influence over corporate management and affairs, and will be able to control virtually all matters requiring stockholder approval so long as Kura Japan owns a majority of the combined voting power of our outstanding equity interests. Following this offering, if Kura Japan continues to own 1,000,050 shares of Class B common stock on a post-split basis, Kura Japan will own a majority of the combined voting power of our outstanding equity interests, and effectively control the outcome of matters submitted to stockholders that require a majority vote assuming 6,900,000 shares of Class A common stock and 1,000,050 shares of Class B common stock outstanding as of the completion of this offering. Kura Japan is able to, subject to applicable law, elect a majority of the members of our board of directors and control actions to be taken by us and our board of directors, including amendments to our certificate of incorporation and bylaws and approval of significant corporate transactions, including, among other matters, mergers and sales of substantially all of our assets, as well as incurrence of indebtedness by us. The directors so elected will have the authority, subject to the terms of our indebtedness and applicable rules and regulations, to issue additional stock, implement stock repurchase programs, declare dividends and make other decisions. It is possible that the interests of Kura Japan may in some circumstances conflict with our interests and the interests of our other stockholders, including you. For example, Kura Japan may have different tax positions from us that could influence their decisions regarding whether and when to dispose of assets and whether and when to incur new or refinance existing indebtedness. Such indebtedness could contain covenants that prevent us from declaring dividends to stockholders. In addition, the determination of future tax reporting positions and the structuring of future transactions may take into consideration Kura Japan’s tax or other considerations, which may differ from our considerations or our other stockholders. For additional information about our relationships with Kura Japan, you should read the information under the headings “Principal Stockholders” and “Certain Relationships and Related Party Transactions—Relationship with Kura Japan.”

We are a “controlled company” within the meaning of the Nasdaq listing standards and, as a result, will qualify for, and intend to rely on, exemptions from certain corporate governance requirements. You will not have the same protections afforded to stockholders of companies that are subject to such requirements.

Immediately following this offering and the application of net proceeds from this offering, Kura Japan will control approximately 82.8% of the combined voting power of our equity interests through their ownership of both Class A common stock and Class B common stock. Because of the voting power of Kura Japan, we are considered a “controlled company” for the purposes of the Nasdaq Stock Market. As such, we are exempt from certain corporate governance requirements of the Nasdaq Stock Market, including (i) the requirement that a majority of the board of directors consist of independent directors, (ii) the requirement that we have a Nominating and Corporate Governance Committee that is composed entirely of independent directors and (iii) the requirement that we have a Compensation Committee that is composed entirely of independent directors. Following this offering, we intend to rely on some or all of these exemptions. As a result, we will not have a majority of independent directors, we will not have a Nominating and Corporate Governance Committee and our Compensation Committee may not consist entirely of independent directors so long as we are considered a “controlled company” under the Nasdaq Stock Market requirements. Accordingly, you will not have the same protections afforded to stockholders of companies that are subject to all of the corporate governance requirements of the Nasdaq Stock Market.

The interests of Kura Japan may conflict with ours or yours in the future.

Various conflicts of interest between Kura Japan and us could arise. Ownership interests of directors or officers of Kura Japan in our common stock, or a person’s service as either a director or officer of both companies, could create or appear to create potential conflicts of interest when those directors and officers are faced with decisions that could have different implications for Kura Japan and Kura Sushi USA. These decisions could, for example, relate to:

•	disagreement over corporate opportunities;

•	management stock ownership;

•	employee retention or recruiting;

•	our dividend policy; and

•	the services and arrangements from which we benefit as a result of its relationship with Kura Japan.

Potential conflicts of interest could also arise if we enter into any new commercial arrangements with Kura Japan in the future. Our directors and officers who have interests in both Kura Japan and us may also face conflicts of interest with regard to the allocation of their time between Kura Japan and Kura Sushi USA.

The corporate opportunity provisions in our amended and restated certificate of incorporation could enable Kura Japan to benefit from corporate opportunities that might otherwise be available to Kura Sushi USA.

Our amended and restated certificate of incorporation will contain provisions related to corporate opportunities that may be of interest to both Kura Japan and us. It will provide that if a corporate opportunity is offered to:

•

one of our officers or employees who is also a director (but not an officer or employee) of Kura Japan, that opportunity will belong to us unless expressly offered to that person primarily in his or her capacity as a director of Kura Japan, in which case it will belong to Kura Japan;

•

one of our directors who is also an officer or employee of Kura Japan, that opportunity will belong to Kura Japan unless expressly offered to that person primarily in his or her capacity as our director, in which case it will belong to us; and

•

any person who is either (1) an officer or employee of both us and Kura Japan or (2) a director of both us and Kura Japan (but not an officer or employee of either one), that opportunity will belong to Kura Japan unless expressly offered to that person primarily in his or her capacity as our director, in which case such opportunity shall belong to us.

Upon the completion of this offering, Manabu Kamei, our Chief Operating Officer and a member of our board of directors, will also be a member of the board of directors and an employee of Kura Japan, but none of our other officers, employees or directors will also be an officer, employee or director of Kura Japan. Accordingly, upon the completion of this offering, there will be no officers or employees of the Company who would fit the description of the first bullet above, and only Mr. Kamei would fit the description of personnel described in the second and third bullets above given his roles at our company and Kura Japan.

In following these procedures, any person who is offered a corporate opportunity will have satisfied his or her fiduciary duties to our stockholders and us. In addition, our amended and restated certificate of incorporation will provide that any corporate opportunity that belongs to Kura Japan or to us, as the case may be, may not be pursued by the other, unless and until the party to whom the opportunity belongs determines not to pursue the opportunity and so informs the other party. Furthermore, so long as the material facts of any transaction between us and Kura Japan have been disclosed to or are known by our board of directors or relevant board committee, and the board or such committee (which may, for quorum purposes, include directors who are directors or officers of Kura Japan) authorizes the transaction by an affirmative vote of a majority of the disinterested directors, then Kura Japan will have satisfied its fiduciary duties and will not be liable to us or our stockholders for any breach of fiduciary duty or duty of loyalty relating to that transaction. These provisions create the possibility that a corporate opportunity that may be pertinent to us may be used for the benefit of Kura Japan.

Future sales of our shares by Kura Japan could depress our Class A common stock price.

After this offering, and subject to the lock-up period described below, Kura Japan may sell all or a portion of the shares of our Class A common stock and Class B common stock that it owns (which shares of Class B common stock would be converted automatically into Class A shares in connection with any sale). Sales by Kura Japan in the public market could depress our Class A common stock price. Kura Japan is not subject to any contractual obligation to maintain its ownership position in our shares, except that it has agreed not to sell or otherwise dispose of any of our equity interests for a period ending 180 days after the date of the final prospectus without the prior written consent of the representatives of the underwriters, subject to specified limited exceptions and extensions described in “Underwriting.” Consequently, Kura Japan may decide not to maintain its ownership of our equity interests once the lock-up period expires.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements that involve risks and uncertainties. The forward-looking statements are contained principally in “Prospectus Summary,” “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business.” In some cases, you can identify forward-looking statements by terms such as “target,” “may,” “might,” “will,” “objective,” “intend,” “should,” “could,” “can,” “would,” “expect,” “believe,” “design,” “estimate,” “continue,” “predict,” “potential,” “plan,” “anticipate” or the negative of these terms, and similar expressions intended to identify forward-looking statements. These statements reflect our current views with respect to future events and are based on assumptions and subject to risks and uncertainties. Given these assumptions, risks and uncertainties, you should not place undue reliance on these forward-looking statements. All forward-looking statements are subject to risks and uncertainties that may cause actual results to differ materially from those that we expected, including:

•	our ability to successfully maintain increases in our comparable restaurant sales and AUVs;

•	our ability to successfully execute our growth strategy and open new restaurants that are profitable;

•	our ability to expand in existing and new markets;

•	our projected growth in the number of our restaurants;

•	macroeconomic conditions and other economic factors;

•	our ability to compete with many other restaurants;

•	our reliance on vendors, suppliers and distributors, including Kura Japan;

•	concerns regarding food safety and foodborne illness;

•	changes in consumer preferences and the level of acceptance of our restaurant concept in new markets;

•	minimum wage increases and mandated employee benefits that could cause a significant increase in our labor costs;

•	the failure of our automated equipment or information technology systems or the breach of our network security;

•	the loss of key members of our management team;

•	the impact of governmental laws and regulations; and

•	volatility in the price of our common stock.

We discuss many of these risks in this prospectus in greater detail under the heading “Risk Factors.” Also, these forward-looking statements represent our estimates and assumptions only as of the date of this prospectus. Unless required by United States federal securities laws, we do not intend to update any of these forward-looking statements to reflect circumstances or events that occur after the statement is made.

The market data and certain other statistical information used throughout this prospectus are based on independent industry publications, governmental publications, reports by market research firms or other independent sources. Some data are also based on our good faith estimates. Although we believe these third-party sources are reliable, we have not independently verified the information attributed to these third-party sources and cannot guarantee its accuracy and completeness. Similarly, our estimates have not been verified by any independent source.

You should read this prospectus and the documents that we reference in this prospectus and have filed as exhibits to the registration statement, of which this prospectus is a part, completely and with the understanding that our actual future results may be materially different from what we expect. We qualify all of our forward-looking statements by these cautionary statements.

USE OF PROCEEDS

We estimate that the net proceeds we will receive from this offering will be approximately $33.6 million after deducting the underwriting discounts and commissions and estimated offering expenses payable by us. If the underwriters’ option to purchase additional shares in this offering from us is exercised in full, our net proceeds will be approximately $39.2 million after deducting the underwriting discounts and commissions and estimated offering expenses payable by us. We intend to use the net proceeds we receive from this offering for working capital, to fund new unit growth and for other general corporate purposes, including a portion to repay all outstanding indebtedness under our Credit Facility, comprised of approximately $3.1 million under our term loans.

We intend to use approximately $3.1 million of the net proceeds we receive from this offering to repay the entire amount outstanding under our term loans. The term loans have scheduled maturities in May 2022 for approximately $2.1 million of indebtedness and June 2022 for approximately $1.0 million of indebtedness. Borrowings under our term loans are pursuant to promissory notes entered into for the foregoing referenced amounts, and bear interest at a variable interest rate based on one-month LIBOR, plus one and one-half percent (1.5%).

Our expected use of net proceeds from this offering represents our current intentions based upon our present plans and business condition. As of the date of this prospectus, we cannot predict with certainty all of the particular uses for the net proceeds to be received upon the completion of this offering or the amounts that we will actually spend. The amounts and timing of our actual use of net proceeds will vary depending on numerous factors. As a result, our management will have broad discretion in the application of the net proceeds of this offering, and investors will be relying on our judgment regarding the application of the net proceeds.

Pending use of the net proceeds from this offering as described above, we may invest the net proceeds in short-and intermediate-term interest-bearing obligations, investment-grade instruments, certificates of deposit or direct or guaranteed obligations of the United States government.

DIVIDEND POLICY

No dividends have been declared or paid on our shares of equity interests. We do not anticipate paying any cash dividends on shares of our Class A common stock or Class B common stock in the foreseeable future. We currently intend to retain any earnings to finance the development and expansion of our business. Any future determination to pay dividends will be at the discretion of our board of directors and will be dependent upon then-existing conditions, including our earnings, capital requirements, results of operations, financial condition, business prospects and other factors that our board of directors considers relevant. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Certain Relationships and Related Party Transactions” for additional information regarding our financial condition.

CAPITALIZATION

The following table sets forth our cash and cash equivalents and capitalization as of May 31, 2019:

•

on an actual basis, except to the extent it has been adjusted to give effect to a reverse stock split of 1-for-2 of our shares of Class A common stock and our shares of Class B common stock, effective immediately prior to the completion of this offering; and

•

on an as adjusted basis, which assumes the effectiveness of our amended and restated certificate of incorporation included as an exhibit to the registration statement of which this prospectus forms a part that will be effective in connection with the completion of this offering, and to give effect to the sale of 2,900,000 shares of Class A common stock in this offering at the initial public offering price of $14.00 after deducting estimated underwriting discounts and estimated offering expenses payable by us, and the application of the net proceeds thereof.

You should read the following table in conjunction with the sections entitled “Use of Proceeds,” “Selected Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our financial statements and related notes included in this prospectus.

	As of May 31, 2019
	Actual	As Adjusted(1)
	(in thousands, except share and per share data)
Cash and cash equivalents	$1,265	$31,772

Debt (current and non-current):
Credit Facility(2)	3,055	—

Stockholder’s Equity:
Class A common stock, $0.001 par value per share (20,000,000 shares authorized, 4,000,000 shares issued and outstanding, actual; 50,000,000 shares authorized, 6,900,000 shares issued and outstanding, as adjusted)	4	7
Class B common stock, $0.001 par value per share (10,000,100 shares authorized, 1,000,050 shares issued and outstanding, actual; 10,000,100 shares authorized, 1,000,050 shares issued and outstanding, as adjusted)(3)	1	1
Additional paid-in capital	20,701	54,260
Retained earnings	1,815	1,815

Total stockholder’s equity	22,521	56,083

Total capitalization	$25,576	56,083

(1)

Excludes (i) 409,278 shares of our Class A common stock issuable upon the exercise of stock options outstanding as of May 31, 2019 at a weighted average exercise price of $4.47 and (ii) 290,722 shares of our common stock reserved for future grants under the 2018 Incentive Compensation Plan. See “Executive Compensation.” Also assumes no exercise by the underwriters of their option to purchase up to 435,000 additional shares of Class A common stock from us.

(2)

We intend to use approximately $3.1 million of the net proceeds we receive from this offering to repay the entire amount outstanding under our term loans, which was originally drawn down under the line of credit under the Credit Facility but converted to be payable on a term loan basis. The Credit Facility is scheduled to mature on July 31, 2020 and had no outstanding balance as of July 22, 2019. The term loans have scheduled maturities in May 2022 for approximately $2.1 million of indebtedness and June 2022 for approximately $1.0 million of indebtedness. See “Use of Proceeds.”

(3)

On all matters to be voted on by stockholders, holders of our Class A common stock are entitled to one vote per share while holders of our Class B common stock are entitled to 10 votes per share. Upon completion of this offering and the adoption of our amended and restated certificate of incorporation, the Class B common stock will be convertible as follows: (i) at such time as any shares of Class B common stock cease to be beneficially owned by Kura Japan; such shares of Class B common stock will be automatically converted into shares of Class A common stock on a one-for-one basis, (ii) all of the Class B common stock will automatically convert into Class A common stock on a one-for-one basis on such date when the number of shares of Class A and Class B common stock beneficially owned by Kura Japan represents less than 20.0% of the total number of shares of Class A and Class B common stock outstanding, and (iii) at the election of the holder of Class B common stock, any share of Class B common stock may be converted into one share of Class A common stock. With the exception of voting rights and conversion rights, holders of Class A and Class B common stock will have identical rights. See “Description of Capital Stock.”

DILUTION

Currently we have, and upon completion of this offering we will have, two classes of equity interests issued and outstanding: Class A common stock, which is being sold in this offering and to which we refer in this prospectus as “common stock,” and Class B common stock. Dilution is the amount by which the initial public offering price paid by purchasers of shares of our equity interests exceeds the net tangible book value per share of our equity interests immediately following the completion of the offering. Net tangible book value represents the amount of our total tangible assets reduced by our total liabilities. Net tangible book value per share represents our net tangible book value divided by the number of shares of our equity interests outstanding. The Company defines total tangible assets as total assets less intangible assets (including deferred tax assets and deferred offering costs). As of May 31, 2019, prior to giving effect to the offering, our net tangible book value was $18.8 million and our net tangible book value per share was $3.76.

After giving effect to the issuance and sale of the 2,900,000 shares of Class A common stock offered in this offering and the application of the estimated net proceeds of the offering received by us, as described in “Use of Proceeds,” our net tangible book value as of May 31, 2019 would have been approximately $52.3 million, or $6.63 per share of equity interest. This represents an immediate increase in net tangible book value to our existing stockholder, Kura Japan, of $2.87 per share and an immediate dilution to new investors in this offering of $7.37 per share. The following table illustrates this per share dilution net tangible book value to new investors after giving effect to this offering:

Initial public offering price per share		$14.00
Net tangible book value per share as of May 31, 2019	$3.76
Increase in net tangible book value per share attributable to new investors	$2.87

Adjusted net tangible book value per share after this offering		$6.63

Dilution per share to new investors		$7.37

If the underwriters exercise their over-allotment option in full, the net tangible book value per share of our Class A common stock after giving effect to this offering would be $6.96 per share, which amount represents an immediate increase in net tangible book value of $3.20 per share to Kura Japan and the immediate dilution in net tangible book value per share to new investors in this offering of $7.04 per share.

The following table presents, as of May 31, 2019, the differences between the number of shares purchased from us, the total consideration paid to us, and the average price per share paid by Kura Japan and by new investors purchasing Class A common stock at the initial offering price of $14.00 per share, before deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

	Shares Purchased		Total Consideration		Average Price Per Share
	Number	Percent	Amount	Percent
Kura Japan	5,000,050	63.3%	$20,114,510	33.1%	$4.02
New investors	2,900,000	36.7	40,600,000	66.9	14.00

Total	7,900,050	100.0%	$60,714,510	100.0%	$7.69

If the underwriters were to fully exercise their option to purchase 435,000 additional shares of our Class A common stock, the percentage of shares of our Class A common stock held by Kura Japan after this offering would be 54.5%, and the percentage of shares of our Class A common stock held by new investors after this offering would be 45.5%.

The foregoing table does not reflect options outstanding under our 2018 Incentive Compensation Plan or stock options to be granted after the offering. As of May 31, 2019, there were 409,278 options outstanding with a weighted average exercise price of $4.47 per share. To the extent any outstanding options or other equity awards are exercised or become vested or any additional options or other equity awards are granted and exercised or become vested or other issuances of shares of our common stock are made, there may be further economic dilution to new investors.

SELECTED FINANCIAL DATA

The following table summarizes our historical financial and operating data for the periods and as of the dates indicated. The statements of income data for the fiscal years ended August 31, 2017 and August 31, 2018 and the balance sheet data as of August 31, 2017 and August 31, 2018 have been derived from our audited financial statements included elsewhere in this prospectus and reflects the effects of the immaterial correction of errors to the fiscal year ended August 31, 2017, as discussed in Note 9, Immaterial Correction of Previously Reported Expenses, to the audited financial statements included in this prospectus. We have derived the statements of income data for the nine months ended May 31, 2018 and May 31, 2019 and the balance sheet data as of May 31, 2019 from our unaudited interim financial statements included elsewhere in this prospectus. The financial data presented includes all normal and recurring adjustments that we consider necessary for a fair presentation of the financial position and results of operations for such periods.

The historical results presented below are not necessarily indicative of the results to be expected for any future period. This information should be read in conjunction with “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our audited financial statements and unaudited interim financial statements and the related notes included elsewhere in this prospectus.

	Fiscal Years Ended August 31,		Nine Months Ended May 31,
	2017	2018	2018	2019
	(amounts in thousands, except share and per share data)
Statements of Income Data:
Sales	$37,251	$51,744	$37,099	$45,492
Restaurant operating costs:
Food and beverage costs	13,389	17,594	12,772	14,880
Labor and related costs	12,117	15,994	11,711	14,286
Occupancy and related expenses	2,077	3,013	2,330	3,292
Depreciation and amortization expenses	1,345	1,624	1,133	1,457
Other costs	3,907	5,404	3,911	5,102

Total restaurant operating costs	32,835	43,629	31,857	39,017

General and administrative expenses	3,364	5,965	4,437	5,699
Depreciation and amortization expenses	25	51	38	80
Impairment of long-lived asset	—	236	—	—

Total operating expenses	36,224	49,881	36,332	44,796

Operating income	1,027	1,863	767	696

Other expense (income):
Interest expense	85	128	97	126
Interest income	(5)	(12)	(6)	(11)

Income before income taxes	947	1,747	676	581

Income tax (benefit) expense	240	5	(86)	41

Net income	$707	$1,742	$762	$540

Net income attributable to Class A and Class B common stockholder
- basic and diluted	$707	$1,742	$762	$540

Net income per share attributable to Class A and Class B common stockholder
Basic	$0.14	$0.35	$0.15	$0.11

Diluted	$0.14	$0.34	$0.15	$0.10

Weighted average shares used to compute net income per share attributable to Class A and Class B common stockholder
Basic	5,000,000	5,000,046	5,000,044	5,000,050

Diluted	5,000,000	5,050,288	5,000,044	5,151,164

	As of August 31,		As of May 31,
	2017	2018	2019
	(amounts in thousands)
Balance Sheet Data:
Cash and cash equivalents	$2,882	$5,711	$1,265
Total assets	23,160	32,069	37,638
Total liabilities	8,502	10,564	15,117
Total stockholder’s equity	14,658	21,505	22,521

	Fiscal Years Ended August 31,		Nine Months Ended May 31,
	2017	2018	2018	2019
	(dollar amounts in thousands)
Key Financial and Operational Metrics:
Restaurants at the end of period	14	17	18	21
Average Unit Volumes(1)	$3,358	$3,457	N/A	N/A
Comparable restaurant sales growth(2)	34.8%	2.9%	9.5%	4.9%
EBITDA(3)	$2,397	$3,538	$1,938	$2,233
Adjusted EBITDA(3)	$3,107	$4,506	$2,608	$3,431
as a percentage of sales	8.3%	8.7%	7.0%	7.5%
Operating income	$1,027	$1,863	$767	$696
Operating profit margin	2.8%	3.6%	2.1%	1.5%
Restaurant-level Contribution(3)	$6,471	$10,380	$7,045	$8,716
Restaurant-level Contribution margin(3)	17.4%	20.1%	19.0%	19.2%

(1)

Average Unit Volumes (AUVs) consist of the average annual sales of all restaurants that have been open for 18 months or longer at the end of the fiscal year presented. The AUVs measure is calculated excluding the Laguna Hills, California restaurant, which closed in fiscal year 2018, and has also been adjusted for restaurants that were not open for the entire fiscal year presented (such as a restaurant closed for renovation) to annualize sales for such period of time. Since AUVs are calculated based on annual sales for the fiscal year presented, they are not shown on an interim basis for the nine-months ended May 31, 2018 and 2019. See “Additional Financial Measures and Other Data” for the definition of AUVs.

(2)

Comparable restaurant sales growth represents the change in year-over-year sales for restaurants open for at least 18 months prior to the start of the accounting period presented, including those temporarily closed for renovations during the year. The comparable restaurant sales growth measure is calculated excluding the Laguna Hills, California restaurant, which closed in fiscal year 2018.

(3)

EBITDA, Adjusted EBITDA, Restaurant-level Contribution and Restaurant-level Contribution margin are intended as supplemental measures of our performance that are neither required by, nor presented in accordance with, GAAP. We are presenting EBITDA, Adjusted EBITDA, Restaurant-level Contribution and Restaurant-level Contribution margin because we believe that they provide useful information to management and investors regarding certain financial and business trends relating to our financial condition and operating results. Additionally, we present Restaurant-level Contribution because it excludes the impact of general and administrative expenses which are not incurred at the restaurant-level. We also use Restaurant-level Contribution to measure operating performance and returns from opening new restaurants.

EBITDA is calculated as net income before interest expense, provision (benefit) for income taxes and depreciation and amortization. Adjusted EBITDA further adjusts EBITDA to reflect the additions and eliminations described in the table below. Restaurant-level Contribution represents operating income plus depreciation and amortization, stock-based compensation expense, pre-opening rent expense, pre-opening costs, non-cash rent expense, asset disposals, closure costs and restaurant impairments, general and administrative expenses, less corporate-level stock-based compensation expense. Restaurant-level Contribution margin is defined as Restaurant-level Contribution divided by sales.

We believe that the use of EBITDA, Adjusted EBITDA, Restaurant-level Contribution and Restaurant-level Contribution margin provides an additional tool for investors to use in evaluating ongoing operating results and trends and in comparing the Company’s financial measures with those of comparable companies, which may present similar non-GAAP financial measures to investors. However, you should be aware that Restaurant-level Contribution and Restaurant-level Contribution margin are financial measures which are not indicative of overall results for the Company, and Restaurant-level Contribution and Restaurant-level Contribution margin do not accrue directly to the benefit of stockholders because of corporate-level expenses excluded from such measures. In addition, you should be aware when evaluating EBITDA, Adjusted EBITDA, Restaurant-level Contribution and Restaurant-level Contribution margin that in the future we may incur expenses similar to those excluded when calculating these measures. Our presentation of these measures should not be construed as an inference that our future results will be unaffected by unusual or non-recurring items. Our computation of EBITDA, Adjusted EBITDA, Restaurant-level Contribution and Restaurant-level Contribution margin may not be comparable to other similarly titled measures computed by other companies, because all companies may not calculate EBITDA, Adjusted EBITDA, Restaurant-level Contribution and Restaurant-level Contribution margin in the same fashion.

Because of these limitations, EBITDA, Adjusted EBITDA, Restaurant-level Contribution and Restaurant-level Contribution margin should not be considered in isolation or as a substitute for performance measures calculated in accordance with GAAP. We compensate for these limitations by relying primarily on our GAAP results and using EBITDA, Adjusted EBITDA, Restaurant-level Contribution and Restaurant-level Contribution margin on a supplemental basis. Our management recognizes that EBITDA, Adjusted EBITDA, Restaurant-level Contribution and Restaurant-level Contribution margin have limitations as analytical financial measures, including the following:

•	EBITDA, Adjusted EBITDA, Restaurant-level Contribution and Restaurant-level Contribution margin do not reflect our capital expenditures or future requirements for capital expenditures;

•

EBITDA, Adjusted EBITDA, Restaurant-level Contribution and Restaurant-level Contribution margin do not reflect interest expense or the cash requirements necessary to service interest or principal payments associated with our indebtedness;

•

EBITDA, Adjusted EBITDA, Restaurant-level Contribution and Restaurant-level Contribution margin do not reflect depreciation and amortization, which are non-cash charges, although the assets being depreciated and amortized will likely have to be replaced in the future, and do not reflect cash requirements for such replacements;

•

Adjusted EBITDA, Restaurant-level Contribution and Restaurant-level Contribution margin do not reflect the costs of stock-based compensation expense, pre-opening rent expense, pre-opening costs, non-cash rent expense, and asset disposals, closure costs and restaurant impairments;

•	Adjusted EBITDA, Restaurant-level Contribution and Restaurant-level Contribution margin do not reflect changes in, or cash requirements for, our working capital needs; and

•	other companies in our industry may calculate these measures differently, limiting their usefulness as comparative measures.

A reconciliation of net income to EBITDA and Adjusted EBITDA is provided below:

	Fiscal Years Ended August 31,		Nine Months Ended May 31,
	2017	2018	2018	2019
	(amounts in thousands)
Net income, as reported	$707	$1,742	$762	$540
Interest, net	80	116	91	115
Taxes	240	5	(86)	41
Depreciation and amortization	1,370	1,675	1,171	1,537

EBITDA	2,397	3,538	1,938	2,233
Stock-based compensation expense(a)	—	105	—	476
Pre-opening rent expense(b)	203	197	288	219
Pre-opening costs(c)	341	77	77	152
Non-cash rent expense(d)	166	353	305	351
Asset disposals, closure costs and restaurant impairments(e)	—	236	—	—

Adjusted EBITDA	$3,107	$4,506	$2,608	$3,431

(a)

Stock-based compensation expense includes non-cash stock-based compensation, which is comprised of restaurant-level stock-based compensation included in other costs in the statements of income and of corporate-level stock-based compensation included in general and administrative expenses in the statements of income. In fiscal year 2018, restaurant-level stock-based compensation was $13,884 and corporate-level stock-based compensation was $91,435. For the nine months ended May 31, 2019, restaurant-level stock-based compensation was $62,568 and corporate-level stock-based compensation was $413,649.

(b)	Pre-opening rent expense includes rent expenses incurred between date of possession and opening month of our restaurants.
(c)	Pre-opening costs represent labor costs for new employees (trainees) and includes hourly wages, payroll taxes and benefits, travel expenses for trainees and trainers and recruitment fees.
(d)	Non-cash rent expense includes rent expense after the opening month of our restaurants that did not require cash outlay in the respective periods.
(e)	Asset disposals, closure costs and restaurant impairments include losses incurred due to impairment of property and equipment.

A reconciliation of operating income to Restaurant-level Contribution is provided below:

	Fiscal Years Ended August 31,		Nine Months Ended May 31,
	2017	2018	2018	2019
	(amounts in thousands)
Operating income, as reported	$1,027	$1,863	$767	$696
Depreciation and amortization	1,370	1,675	1,171	1,537
Stock-based compensation expense(a)	—	105	—	476
Pre-opening rent expense(b)	203	197	288	219
Pre-opening costs(c)	341	77	77	152
Non-cash rent expense(d)	166	353	305	351
Asset disposals, closure costs and restaurant impairments(e)	—	236	—	—
General and administrative expenses(f)	3,364	5,965	4,437	5,699
Corporate-level stock-based compensation included in General and administrative expenses	—	(91)	—	(414)

Restaurant-level Contribution(f)	$6,471	$10,380	$7,045	$8,716

(a)

Stock-based compensation expense includes non-cash stock-based compensation, which is comprised of restaurant-level stock-based compensation included in other costs in the statements of income and of corporate-level stock-based compensation included in general and administrative expenses in the statements of income. In fiscal year 2018, restaurant-level stock-based compensation was $13,884 and corporate-level stock-based compensation was $91,435. For the nine months ended May 31, 2019, restaurant-level stock-based compensation was $62,568 and corporate-level stock-based compensation was $413,649.

(b)	Pre-opening rent expense includes rent expenses incurred between date of possession and opening month of our restaurants.
(c)	Pre-opening costs represent labor costs for new employees (trainees) and includes hourly wages, payroll taxes and benefits, travel expenses for trainees and trainers and recruitment fees.
(d)	Non-cash rent expense includes rent expense after the opening month of our restaurants that did not require cash outlay in the respective periods.
(e)	Asset disposals, closure costs and restaurant impairments include losses incurred due to impairment of property and equipment.
(f)

Amounts related to the fiscal year ended August 31, 2017 have been restated from those previously reported to give effect to the immaterial correction of errors as discussed in Note 9, Immaterial Correction of Previously Reported Expenses, to the audited financial statements included in this prospectus. General and administrative expenses and Restaurant-level Contribution as previously reported of $2,635 and $5,742, respectively, have each been increased in the amount of $729, to the amounts as restated of $3,364 and $6,471, respectively, which has resulted in an increase in Restaurant-level Contribution margin of 2%.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of our financial condition and results of operations together with the “Selected Financial Data” and our financial statements and the related notes and other financial information included elsewhere in this prospectus. The following information reflects the effects of the immaterial correction of errors in the fiscal year ended August 31, 2017, as discussed in Note 9, Immaterial Correction of Previously Reported Expenses, to the audited financial statements included in this prospectus. Some of the information contained in this discussion and analysis or set forth elsewhere in this prospectus, including information with respect to our plans and strategy for our business, includes forward-looking statements that involve risks and uncertainties. You should review the “Special Note Regarding Forward-Looking Statements” and “Risk Factors” sections of this prospectus for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

Overview

Kura Revolving Sushi Bar is a fast-growing technology-enabled Japanese restaurant concept. We offer a distinctive dining experience which we refer to as the “Kura Experience.” The Kura Experience is built on the combination of our authentic Japanese cuisine and engaging revolving sushi service model. Kura Sushi USA was established in 2008 as a subsidiary of Kura Japan, a Japan-based revolving sushi chain with over 400 restaurants. Kura Sushi USA opened its first restaurant in Irvine, California in 2009, and we believe we are the largest revolving sushi chain in the United States. The success of our restaurants demonstrates that the Kura Experience resonates with our guests. Based on our initial success, we have expanded to new markets and, as of July 22, 2019, we operate 22 high-volume restaurants in California, Texas, Georgia, Illinois, and Nevada.

We offer our guests a small plates menu featuring over 140 freshly prepared items rooted in our philosophy of using old-world techniques and ingredients that are free from artificial seasonings, sweeteners, colorings, and preservatives. We believe our revolving sushi service model delights our guests by creating an exciting atmosphere where guests feel a sense of discovery, and by allowing them to control the variety, portioning, check size and pace of their dining experience.

Our restaurant model and disciplined growth strategy has driven strong performance in our business. As a result, for the fiscal year ended August 31, 2018, our sales grew 38.9% to $51.7 million, operating income grew 81.5% to $1.9 million, net income grew 146.4% to $1.7 million, and Restaurant-level Contribution grew 60.4% to $10.4 million. Our sales for the nine months ended May 31, 2019 increased by 22.6% to $45.5 million from $37.1 million for the nine months ended May 31, 2018. For the same period, operating income decreased 9.1% to $0.7 million, net income decreased 29.0% to $0.5 million, and Restaurant-level Contribution grew 23.7% to $8.7 million. The decrease in operating income and net income for the nine months ended May 31, 2019 was primarily driven by a $1.3 million increase in general and administrative expenses. The increase in general and administrative expenses is primarily due to an increase in costs associated with outside administrative, legal and professional fees, stock-based compensation, and other general corporate expenses associated with preparing to become a public company. Upon completion of our initial public offering, we expect that we will continue to incur significant legal, accounting and other expenses associated with being public, including additional expenses associated with our ongoing SEC reporting requirements as well as increased compensation for our management team. See “Risk Factors—We will incur increased costs as a result of being a public company.”

For a reconciliation of operating income to Restaurant-level Contribution, a non-GAAP measure, see “Key Performance Indicators”.

Business Trends

Changes in customer preferences, general economic conditions, discretionary spending priorities, demographic trends, traffic patterns and the type, number and location of competing restaurants affect the restaurant industry. Our success depends to a significant extent on consumer confidence, which is influenced by general economic conditions, local and regional economic conditions in the markets in which we operate, and discretionary income levels. Our sales may decline during economic downturns, which can be caused by various economic factors during periods of uncertainty. Any material decline in consumer confidence spending could cause our sales, operating results, business or financial condition to decline.

In addition, as further discussed below, our new restaurants historically open with above-average volumes, which then decline after the initial sales surge that comes with interest in a new restaurant opening, which is our “honeymoon period” for new restaurants. In new markets, the length of time before average sales for new restaurants stabilize is less predictable as a result of our limited knowledge of these markets and consumers’ limited awareness of our brand. We assess the “honeymoon” period of newly opened restaurants by comparing year-over-year monthly sales to determine when in the prior year (i.e., the first twelve months after a restaurant opens) the “honeymoon” period ended. While the “honeymoon” period for our three restaurant openings in fiscal year 2017 ranged up to six months, our four restaurant openings in fiscal year 2018 have not operated for a sufficient period to allow us to determine the “honeymoon” period for such restaurants. New restaurants may not be profitable and their sales performance may not follow historical patterns. Since opening new restaurants is a significant component of our plans for sales growth, comparable restaurant sales growth is one key measure we use to evaluate performance, which measurement is subject to a variety of factors, including overall economic trends, particularly those related to consumer spending, our ability to operate restaurants effectively and efficiently to meet consumer expectations, pricing, guest traffic, per-guest spend and average check, marketing and promotional efforts, local competition, and opening of new restaurants in the vicinity of existing locations.

Our sales in future periods will continue to be subject to these and other factors that are beyond our control and, as a result, are likely to fluctuate.

Growth Strategies and Outlook

We plan to execute the following strategies to continue to increase our sales and improve profitability:

•	open new restaurant locations;

•	deliver consistent comparable restaurant sales growth;

•	improve our profitability by leveraging scale and/or infrastructure; and

•	increase brand awareness.

We have expanded our restaurant base from eight restaurants in California as of the beginning of fiscal year 2016 to 17 restaurants in three states as of the end of fiscal year 2018. We opened three restaurants in fiscal year 2017 and four restaurants in fiscal year 2018. As of July 22, 2019, we operate 22 restaurants within the United States. We expect to double our restaurant base within the next four years. To increase comparable restaurant sales, we plan to increase existing guest frequency, increase average check and increase brand awareness to drive new guest traffic to our restaurants. We believe we are well-positioned for future growth with our current infrastructure capable of supporting a larger restaurant base. The financial results provided herein reflect the fact that, to date, we have been a private company and as such have not incurred costs typically found in publicly traded companies. While we expect our selling, general and administrative expenses will increase, similar to other companies who complete an initial public offering, we believe we have an opportunity to optimize costs and enhance our profitability as we benefit from economies of scale.

Key Performance Indicators

In assessing the performance of our business, we consider a variety of financial and performance measures. The key measures for determining how our business is performing include sales, EBITDA, Adjusted EBITDA, Restaurant-level Contribution, Restaurant-level Contribution margin, Average Unit Volumes (AUVs), comparable restaurant sales growth, and number of restaurant openings.

Sales

Sales represents sales of food and beverages in restaurants, as shown on our statements of income. Several factors affect our restaurant sales in any given period including the number of restaurants in operation, guest traffic and average check.

EBITDA and Adjusted EBITDA

EBITDA is defined as net income before interest, income taxes and depreciation and amortization. Adjusted EBITDA is defined as EBITDA plus stock-based compensation expense, pre-opening rent expense, pre-opening costs, non-cash rent expense and asset disposals, closure costs and restaurant impairments. Adjusted EBITDA is intended as a supplemental measure of our performance that is neither required by, nor presented in accordance with, GAAP. We believe that EBITDA and Adjusted EBITDA provide useful information to management and investors regarding certain financial and business trends relating to our financial condition and operating results.

We believe that the use of EBITDA and Adjusted EBITDA provides an additional tool for investors to use in evaluating ongoing operating results and trends and in comparing the Company’s financial measures with those of comparable companies, which may present similar non-GAAP financial measures to investors. However, you should be aware when evaluating EBITDA and Adjusted EBITDA that in the future we may incur expenses similar to those excluded when calculating these measures. In addition, our presentation of these measures should not be construed as an inference that our future results will be unaffected by unusual or non-recurring items. Our computation of Adjusted EBITDA may not be comparable to other similarly titled measures computed by other companies, because all companies may not calculate Adjusted EBITDA in the same fashion.

Because of these limitations, EBITDA and Adjusted EBITDA should not be considered in isolation or as a substitute for performance measures calculated in accordance with GAAP. We compensate for these limitations by relying primarily on our GAAP results and using EBITDA and Adjusted EBITDA on a supplemental basis. You should review the reconciliation of net income to EBITDA and Adjusted EBITDA below and not rely on any single financial measure to evaluate our business.

The following table reconciles net income to EBITDA and Adjusted EBITDA for the fiscal years ended August 31, 2017 and August 31, 2018, and for the nine months ended May 31, 2018 and May 31, 2019, respectively:

	Fiscal Years Ended August 31,		Nine Months Ended May 31,
	2017	2018	2018	2019
	(amounts in thousands)
Net income, as reported	$707	$1,742	$762	$540
Interest, net	80	116	91	115
Taxes	240	5	(86)	41
Depreciation and amortization	1,370	1,675	1,171	1,537

EBITDA	2,397	3,538	1,938	2,233
Stock-based compensation expense(a)	—	105	—	476
Pre-opening rent expense(b)	203	197	288	219
Pre-opening costs(c)	341	77	77	152
Non-cash rent expense(d)	166	353	305	351
Asset disposals, closure costs and restaurant impairments(e)	—	236	—	—

Adjusted EBITDA	$3,107	$4,506	$2,608	$3,431

(a)	Stock-based compensation expense includes non-cash stock-based compensation, which is comprised of restaurant-level stock-based compensation included in other costs in the statements of income and of corporate-level stock-based compensation included in general and administrative expenses in the statements of income. In fiscal year 2018, restaurant-level stock-based compensation was $13,884 and corporate-level stock-based compensation was $91,435. For the nine months ended May 31, 2019, restaurant-level stock-based compensation was $62,568 and corporate-level stock-based compensation was $413,649.
(b)	Pre-opening rent expense includes rent expenses incurred between date of possession and opening month of our restaurants
(c)

Pre-opening costs represent labor costs for new employees (trainees) and includes hourly wages, payroll taxes and benefits, travel expenses for trainees and trainers and recruitment fees for the training period

(d)	Non-cash rent expense includes rent expense after the opening month of our restaurants that did not require cash outlay in the respective periods
(e)	Asset disposals, closure costs and restaurant impairments include losses incurred due to impairment of property and equipment

Restaurant-level Contribution and Restaurant-level Contribution Margin

Restaurant-level Contribution is defined as operating income plus depreciation and amortization, stock-based compensation expense, pre-opening rent expense, pre-opening costs, non-cash rent expense, asset disposals, closure costs and restaurant impairments, general and administrative expenses, less corporate-level stock-based compensation expense. Restaurant-level Contribution margin is defined as Restaurant-level Contribution divided by sales. Restaurant-level Contribution and Restaurant-level Contribution margin are intended as supplemental measures of our performance that are neither required by, nor presented in accordance with, GAAP. We believe that Restaurant-level Contribution and Restaurant-level Contribution margin provide useful information to management and investors regarding certain financial and business trends relating to our financial condition and operating results. We expect Restaurant-level Contribution to increase in proportion to the number of new restaurants we open and our comparable restaurant sales growth.

We present Restaurant-level Contribution because it excludes the impact of general and administrative expenses, which are not incurred at the restaurant-level. We also use Restaurant-level Contribution to measure operating performance and returns from opening new restaurants. Restaurant-level Contribution margin allows us to evaluate the level of Restaurant-level Contribution generated from sales.

However, you should be aware that Restaurant-level Contribution and Restaurant-level Contribution margin are financial measures which are not indicative of overall results for the Company, and Restaurant-level Contribution and Restaurant-level Contribution margin do not accrue directly to the benefit of stockholders because of corporate-level expenses excluded from such measures.

In addition, when evaluating Restaurant-level Contribution and Restaurant-level Contribution margin, you should be aware that in the future we may incur expenses similar to those excluded when calculating these measures. Our presentation of these measures should not be construed as an inference that our future results will be unaffected by unusual or non-recurring items. Our computation of Restaurant-level Contribution and Restaurant-level Contribution margin may not be comparable to other similarly titled measures computed by other companies, because all companies may not calculate Restaurant-level Contribution and Restaurant-level Contribution margin in the same fashion. Restaurant-level Contribution and Restaurant-level Contribution margin have limitations as analytical tools, and you should not consider it in isolation or as a substitute for analysis of our results as reported under GAAP. The following table reconciles operating income to Restaurant-level Contribution and Restaurant-level Contribution margin for the fiscal years ended August 31, 2017 and August 31, 2018 and for the nine months ended May 31, 2018 and May 31, 2019, respectively:

	Fiscal Years Ended August 31,		Nine Months Ended May 31,
	2017	2018	2018	2019
	(amounts in thousands)
Operating income, as reported	$1,027	$1,863	$767	$696
Depreciation and amortization	1,370	1,675	1,171	1,537
Stock-based compensation expense(a)	—	105	—	476
Pre-opening rent expense(b)	203	197	288	219
Pre-opening costs(c)	341	77	77	152
Non-cash rent expense(d)	166	353	305	351
Asset disposals, closure costs and restaurant impairments(e)	—	236	—	—
General and administrative expenses(f)	3,364	5,965	4,437	5,699
Corporate-level stock-based compensation included in General and administrative expenses	—	(91)	—	(414)

Restaurant-level Contribution(f)	$6,471	$10,380	$7,045	$8,716

Operating profit margin	2.8%	3.6%	2.1%	1.5%
Restaurant-level Contribution margin(f)	17.4%	20.1%	19.0%	19.2%

(a)

Stock-based compensation expense includes non-cash stock-based compensation, which is comprised of restaurant-level stock-based compensation included in other costs in the statements of income and of corporate-level stock-based compensation included in general and administrative expenses in the statements of income. In fiscal year 2018, restaurant-level stock-based compensation was $13,884 and corporate-level stock-based compensation was $91,435. For the nine months ended May 31, 2019, restaurant-level stock-based compensation was $62,568 and corporate-level stock-based compensation was $413,649.

(b)	Pre-opening rent expense includes rent expenses incurred between date of possession and opening month of our restaurants.
(c)

Pre-opening costs represent labor costs for new employees (trainees) and includes hourly wages, payroll taxes and benefits, travel expenses for trainees and trainers and recruitment fees for the training period.

(d)	Non-cash rent expense includes rent expense after the opening month of our restaurants that did not require cash outlay in the respective periods.
(e)	Asset disposals, closure costs and restaurant impairments include losses incurred due to impairment of property and equipment.
(f)

Amounts related to the fiscal year ended August 31, 2017 have been restated from those previously reported to give effect to the immaterial correction of errors as discussed in Note 9, Immaterial Correction of Previously Reported Expenses, to the audited financial statements included in this prospectus. General and administrative expenses and Restaurant-level Contribution as previously reported of $2,635 and $5,742, respectively, have each been increased in the amount of $729, to the amounts as restated of $3,364 and $6,471, respectively, which has resulted in an increase in Restaurant-level Contribution margin of 2%.

Average Unit Volumes (AUVs)

“Average Unit Volumes” or “AUVs” consist of the average annual sales of all restaurants that have been open for 18 months or longer at the end of the fiscal year presented. AUVs are calculated by dividing (x) annual sales for the fiscal year presented for all such restaurants by (y) the total number of restaurants in that base. We make fractional adjustments to sales for restaurants that were not open for the entire fiscal year presented (such as a restaurant closed for renovation) to annualize sales for such period of time. This measurement allows management to assess changes in consumer spending patterns at our restaurants and the overall performance of our restaurant base. The AUVs measure is calculated excluding the Laguna Hills, California restaurant, which closed in fiscal year 2018. Since AUVs are calculated based on annual sales for the fiscal year presented, they are not presented in this prospectus on an interim basis for the nine-months ended May 31, 2018 and 2019.

Typically, our new restaurants experience a “honeymoon” period of higher sales upon opening. The “honeymoon” period for our three restaurant openings in fiscal year 2017 ranged up to six months. In new markets, the length of time before average sales for new restaurants stabilize is less predictable as a result of our limited knowledge of these markets and consumers’ limited awareness of our brand. We assess the “honeymoon” period of newly opened restaurants by comparing year-over-year monthly sales to determine when in the prior year (i.e., the first twelve months after a restaurant opens) the “honeymoon” period ended. While the “honeymoon” period for our three restaurant openings in fiscal year 2017 ranged up to six months, our four restaurant openings in fiscal year 2018 have not operated for a sufficient period to allow us to determine the “honeymoon” period for such restaurants.

The following table shows the AUVs for the fiscal years ended August 31, 2017 and August 31, 2018 respectively:

	Fiscal Years Ended August 31,
	2017	2018
	(in thousands)
Average Unit Volumes	$3,358	$3,457

Comparable Restaurant Sales Growth

Comparable restaurant sales growth refers to the change in year-over-year sales for the comparable restaurant base. We include restaurants in the comparable restaurant base that have been in operation for at least 18 months prior to the start of the accounting period presented, including those temporarily closed for renovations during the year. For restaurants that were temporarily closed for renovations during the year, we make fractional adjustments to sales such that sales are annualized in the associated period. Growth in comparable restaurant sales represents the percent change in sales from the same period in the prior year for the comparable restaurant base. For the fiscal years ended August 31, 2017 and August 31, 2018, there were six and eight restaurants, respectively, in our comparable restaurant base. For the nine months ended May 31, 2018 and May 31, 2019, there were seven and ten restaurants, respectively, in our comparable restaurant base. This measure highlights performance of existing restaurants, as the impact of new restaurant openings is excluded. The comparable restaurant sales growth measure is calculated excluding the Laguna Hills, California restaurant, which closed in fiscal year 2018.

Measuring our comparable restaurant sales growth allows us to evaluate the performance of our existing restaurant base. Various factors impact comparable restaurant sales, including:

•	consumer recognition of our brand and our ability to respond to changing consumer preferences;

•	overall economic trends, particularly those related to consumer spending;

•	our ability to operate restaurants effectively and efficiently to meet consumer expectations;

•	pricing;

•	guest traffic;

•	per-guest spend and average check;

•	marketing and promotional efforts;

•	local competition; and

•	opening of new restaurants in the vicinity of existing locations.

Since opening new restaurants will be a significant component of our sales growth, comparable restaurant sales growth is only one measure of how we evaluate our performance. The following table shows the comparable restaurant sales growth for the fiscal years ended August 31, 2017 and August 31, 2018 and for the nine months ended May 31, 2018 and May 31, 2019, respectively:

	Fiscal Years Ended August 31,		Nine Months Ended May 31,
	2017	2018	2018	2019
Comparable restaurant sales growth (%)	34.8%	2.9%	9.5%	4.9%
Comparable restaurant base	6	8	7	10

We typically experience a 120% - 150% increase in sales at renovated restaurants from increased traffic and higher average check size. For renovated restaurants, the degree of the increase in sales at renovated restaurants, the length of time the restaurant is closed for renovation, the number of restaurants that underwent renovations in our comparable restaurant base and the timing of reopening renovated restaurants can impact our comparable restaurant sales growth.

For fiscal year 2017, our comparable restaurant sales grew 34.8% and were impacted by the timing of reopening three renovated restaurants in the latter part of fiscal year 2016 and two renovated restaurants in fiscal year 2017. For fiscal year 2018, our comparable restaurant sales grew 2.9% and were impacted by the timing of reopening three renovated restaurants in 2016 and two renovated restaurants in 2017. The three restaurants that opened in fiscal year 2016 maintained their post-renovation sales level in fiscal year 2018. Additionally, the comparable restaurant base increased to eight restaurants during fiscal year 2018, and the increased sales of the two restaurants that underwent renovations in 2017 had a proportionately smaller effect on comparable restaurant sales growth in fiscal year 2018.

The difference between the comparable restaurant sales growth of 9.5% during the nine months ended May 31, 2018, and the comparable restaurant sales growth of 4.9% during the nine months ended May 31, 2019, was due to similar reasons as the changes from fiscal year 2017 to fiscal year 2018.

Renovated Restaurants	Renovation Start Date	Fiscal Quarter for Re-opening of Restaurant
Torrance	2/22/2016	Q3’2016
Sawtelle	6/1/2016	Q4’2016
Brea	6/20/2016	Q4’2016
Irvine	12/19/2016	Q3’2017
Little Tokyo	9/19/2016	Q1’2017
Rancho Cucamonga	5/14/2018	Q3’2018

Number of Restaurant Openings

The number of restaurant openings reflects the number of restaurants opened during a particular reporting period. Before we open new restaurants, we incur pre-opening costs. New restaurants may not be profitable, and their sales performance may not follow historical patterns. The number and timing of restaurant openings has had, and is expected to continue to have, an impact on our results of operations. The following table shows the growth in our restaurant base for the fiscal years ended August 31, 2016, August 31, 2017 and August 31, 2018 and for the nine months ended May 31, 2018 and May 31, 2019, respectively:

	Fiscal Years Ended August 31,			Nine Months Ended May 31,
	2016	2017	2018	2018	2019
Restaurant activity:
Beginning of period	8	11	14	14	17
Openings	3	3	4	4	4
Closing	—	—	(1)	—	—

End of period	11	14	17	18	21

Key Financial Definitions

Sales. Sales represent sales of food and beverages in restaurants. Restaurant sales in a given period are directly impacted by the number of restaurants we operate and comparable restaurant sales growth.

Food and beverage costs. Food and beverage costs are variable in nature, change with sales volume and are influenced by menu mix and subject to increases or decreases based on fluctuations in commodity costs. Other important factors causing fluctuations in food and beverage costs include seasonality and restaurant-level management of food waste. Food and beverage costs are a substantial expense and are expected to grow proportionally as our sales grows.

Labor and related expenses. Labor and related expenses include all restaurant-level management and hourly labor costs, including wages, employee benefits and payroll taxes. Similar to the food and beverage costs that we incur, labor and related expenses are expected to grow proportionally as our sales grows. Factors that influence fluctuations in our labor and related expenses include minimum wage and payroll tax legislation, the frequency and severity of workers’ compensation claims, healthcare costs and the performance of our restaurants.

Occupancy and related expenses. Occupancy and related expenses include rent for all restaurant locations and related taxes.

Depreciation and amortization expenses. Depreciation and amortization expenses are periodic non-cash charges that consist of depreciation of fixed assets, including equipment and capitalized leasehold improvements. Depreciation is determined using the straight-line method over the assets’ estimated useful lives, ranging from three to 20 years.

Other costs. Other costs include utilities, repairs and maintenance, credit card fees, royalty payments to Kura Japan, stock-based compensation expenses for restaurant-level employees and other restaurant-level expenses.

General and administrative expenses. General and administrative expenses include expenses associated with corporate and regional supervision functions that support the operations of existing restaurants and development of new restaurants, including compensation and benefits, travel expenses, stock-based compensation expenses for corporate-level employees, legal and professional fees, marketing costs, information systems, corporate office rent and other related corporate costs. General and administrative expenses are expected to grow as our sales grows, including incremental legal, accounting, insurance and other expenses incurred as a public company.

Interest expense. Interest expense includes non-cash charges related to our capital lease obligations.

Interest income. Interest income includes income earned on our investments.

Income tax expense (benefit). Provision for income taxes represents federal, state and local current and deferred income tax expense.

Results of Operations

Nine months ended May 31, 2019 Compared to Nine months ended May 31, 2018

The following table presents selected comparative results of operations from our unaudited financial statements for the nine months ended May 31, 2019 compared to nine months ended May 31, 2018. Our financial results for these periods are not necessarily indicative of the financial results that we will achieve in future periods. Certain totals for the table below may not sum to 100% due to rounding. As reflected in the table below, we experienced a decrease in operating income and net income for the nine months ended May 31, 2019 as compared to the nine months ended May 31, 2018, which was primarily driven by a $1.3 million increase in general and administrative expenses. The increase in general and administrative expenses is primarily due to an increase in costs associated with outside administrative, legal and professional fees, stock-based compensation, and other general corporate expenses associated with preparing to become a public company.

	Nine Months Ended May 31,		Increase / (Decrease)
	2018	2019	Dollars	Percentage
	(dollar amounts in thousands)
Statements of Income Data:
Sales	$37,099	$45,492	$8,393	22.6%
Restaurant operating costs:
Food and beverage costs	12,772	14,880	2,108	16.5
Labor and related costs	11,711	14,286	2,575	22.0
Occupancy and related expenses	2,330	3,292	962	41.3
Depreciation and amortization expenses	1,133	1,457	324	28.6
Other costs	3,911	5,102	1,191	30.5

Total restaurant operating costs	31,857	39,017	7,160	22.5

General and administrative expenses	4,437	5,699	1,262	28.4
Depreciation and amortization expenses	38	80	42	110.5

Total operating expenses	36,332	44,796	8,464	23.3

Operating income	767	696	(71)	(9.3)
Other expense (income):
Interest expense	97	126	29	29.9
Interest income	(6)	(11)	(5)	83.3

Income before income taxes	676	581	(95)	(14.1)

Income tax expense (benefit)	(86)	41	127	(147.7)

Net income	$762	$540	$(222)	(29.1)%

	Nine Months Ended May 31,
	2018	2019
	(as a percentage of sales)
Statements of Income Data:
Sales	100.0%	100.0%
Restaurant operating costs:
Food and beverage costs	34.4	32.7
Labor and related costs	31.6	31.4
Occupancy and related expenses	6.3	7.2
Depreciation and amortization expenses	3.1	3.2
Other costs	10.5	11.2

Total restaurant operating costs	85.9	85.8

General and administrative expenses	11.9	12.5
Depreciation and amortization expenses	0.1	0.2

Total operating expenses	97.9	98.5

Operating income	2.1	1.5
Other expense (income):
Interest expense	0.3	0.3
Interest income	0.0	0.0

Income before income taxes	1.8	1.3

Income tax (benefit) expense	(0.2)	0.1

Net income	2.1%	1.2%

Sales. Sales were $45.5 million for the nine months ended May 31, 2019 compared to $37.1 million for the nine months ended May 31, 2018, representing an increase of approximately $8.4 million, or 22.6%. The increase in sales for the nine months ended May 31, 2019 was primarily driven by $8.5 million in sales from four new restaurants opened during fiscal year 2019 and the four new restaurants that opened in the second and third quarter of fiscal year 2018. Restaurants included in the comparable restaurant base accounted for a $1.6 million increase in sales primarily due to increases in our menu prices, including side dish and per plate prices. The increase in sales was partially offset by the stabilizing of sales from mature restaurants and the loss of sales from the closure of the Laguna Hills restaurant in the last month of fiscal year 2018.

Food and beverage costs. Food and beverage costs were $14.9 million for the nine months ended May 31, 2019 compared to $12.8 million for the nine months ended May 31, 2018, representing an increase of approximately $2.1 million, or 16.5%. The increase in food and beverage costs for the nine months ended May 31, 2019 was primarily driven by sales from four new restaurants opened during fiscal year 2019 and the four new restaurants that opened in the second and third quarter of fiscal year 2018. As a percentage of sales, food and beverage costs decreased to 32.7% in the nine months ended May 31, 2019 compared to 34.4% in the nine months ended May 31, 2018. The decrease in food and beverage costs as a percentage of sales was primarily driven by the increases in our menu prices which resulted in an increase in sales.

Labor and related costs. Labor and related costs were $14.3 million for the nine months ended May 31, 2019 compared to $11.7 million for the nine months ended May 31, 2018, representing an increase of approximately $2.6 million, or 22.0%. The increase in labor and related costs was driven by additional labor costs incurred for the nine months ended May 31, 2019 with respect to four new restaurants opened during fiscal year 2019 and the four new restaurants that opened in the second and third quarter of fiscal year 2018. As a percentage of sales, labor and related costs remained relatively consistent at 31.4% and 31.6% for the nine months ended May 31, 2019 and May 31, 2018, respectively.

Occupancy and related expenses. Occupancy and related expenses were $3.3 million for the nine months ended May 31, 2019 compared to $2.3 million for the nine months ended May 31, 2018, representing an increase of approximately $1.0 million, or 41.3%. The increase was primarily a result of an additional $1.0 million of occupancy expenses incurred with respect to four new restaurants opened during fiscal year 2019 and the four new restaurants that opened in the second and third quarter of fiscal year 2018. As a percentage of sales, occupancy and related expenses increased to 7.2% in the nine months ended May 31, 2019, compared to 6.3% for the nine months ended May 31, 2018.

Depreciation and amortization expenses. Depreciation and amortization expenses incurred as part of restaurant operating costs were $1.5 million for the nine months ended May 31, 2019 compared to $1.1 million for the nine months ended May 31, 2018, representing an increase of approximately $0.3 million, or 28.6%. The increase was primarily due to depreciation of property and equipment related to the four new restaurants opened during fiscal year 2019 and the four new restaurants that opened in the second and third quarter of fiscal year 2018. As a percentage of sales, depreciation and amortization expenses at the restaurant-level remained relatively consistent at 3.2% and 3.1% for the nine months ended May 31, 2019 and May 31, 2018, respectively. Depreciation and amortization expenses incurred at the corporate-level were immaterial for the nine months ending May 31, 2019 and May 31, 2018, and as a percentage of sales remained relatively consistent at 0.2% and 0.1%, respectively.

Other costs. Other costs were $5.1 million for the nine months ended May 31, 2019 compared to $3.9 million for the nine months ended May 31, 2018, representing an increase in approximately $1.2 million, or 30.5%. The increase was primarily due to an increase of $0.2 million in small tools and equipment, $0.2 million in credit card fees as a result of higher sales, $0.2 million in advertising and promotions and $0.3 million in repairs and maintenance. The remaining year-over-year increase is due to individually insignificant items. As a percentage of sales, other costs increased to 11.2% in the nine months ended May 31, 2019 from 10.5% in the nine months ended May 31, 2018, primarily due to an increase in small tools, office supplies, and other restaurant expenses incurred for four new restaurants opened during the nine months ended May 31, 2019.

General and administrative expenses. General and administrative expenses were $5.7 million for the nine months ended May 31, 2019 compared to $4.4 million for the nine months ended May 31, 2018, representing an increase of approximately $1.3 million, or 28.4%. This increase in general and administrative expenses was primarily due to $1.0 million in higher salary and employee compensation-related expenses associated with the hiring of additional executives and administrative employees to support our growth in operations. The remaining year-over-year increase is due to increases in professional services, travel expenses and corporate-level recruiting costs to support our growth plans and the opening of our new restaurants, as well as costs associated with outside administrative, legal and professional fees and other general corporate expenses associated with preparing to become a public company. As a percentage of sales, general and administrative expenses increased to 12.5% in the nine months ended May 31, 2019 from 11.9% in the nine months ended May 31, 2018 primarily due to the increase in the expenses mentioned above.

Interest expense. Interest expense increased approximately $29 thousand, or 29.9%, in the nine months ended May 31, 2019. The increase in interest expense was primarily due to interest incurred from additional capital leases as a result of restaurants opening after May 31, 2018.

Income tax (benefit) expense. Income tax expense was immaterial for the nine months ended May 31, 2019. In comparison to the income tax benefit of $0.1 million for the nine months ended May 31, 2018, the year-over-year change represents an increase in expense of approximately $0.1 million or 147.7%. This increase in income tax expense was primarily due to certain discrete tax benefits recorded for the nine months ended May 31, 2018 related to the changes enacted by the Tax Cuts and Jobs Act.

Results of Operations

Fiscal Year Ended August 31, 2018 Compared to Fiscal Year Ended August 31, 2017

The following table presents selected comparative results of operations from our audited financial statements for the fiscal year ended August 31, 2018 compared to the fiscal year ended August 31, 2017. Our financial results for these periods are not necessarily indicative of the financial results that we will achieve in future periods. Certain totals for the table below may not sum to 100% due to rounding.

	Fiscal Years Ended August 31,		Increase / (Decrease)
	2017	2018	Dollars	Percentage
	(dollar amounts in thousands)
Statements of Income Data:
Sales	$37,251	$51,744	$14,493	38.9%
Restaurant operating costs:
Food and beverage costs	13,389	17,594	4,205	31.4
Labor and related costs	12,117	15,994	3,877	32.0
Occupancy and related expenses	2,077	3,013	936	45.1
Depreciation and amortization expenses	1,345	1,624	279	20.7
Other costs	3,907	5,404	1,497	38.3

Total restaurant operating costs	32,835	43,629	10,794	32.9

General and administrative expenses	3,364	5,965	2,601	77.3
Depreciation and amortization expenses	25	51	26	103.8
Impairment of long-lived asset	—	236	236	*

Total operating expenses	36,224	49,881	13,657	37.7

Operating income	1,027	1,863	836	81.5
Other expense (income):
Interest expense	85	128	43	50.5
Interest income	(5)	(12)	(7)	144.6

Income before income taxes	947	1,747	800	84.5

Income tax expense	240	5	(235)	(98.0)

Net income	$707	$1,742	$1,035	146.4%

*	Percentage not meaningful

	Fiscal Years Ended August 31,
	2017	2018
	(as a percentage of sales)
Statements of Income Data:
Sales	100.0%	100.0%
Restaurant operating costs:
Food and beverage costs	35.9	34.0
Labor and related costs	32.5	30.9
Occupancy and related expenses	5.6	5.8
Depreciation and amortization expenses	3.6	3.1
Other costs	10.5	10.4

Total restaurant operating costs	88.1	84.2

General and administrative expenses	9.0	11.5
Depreciation and amortization expenses	0.1	0.1
Impairment of long-lived asset	0.0	0.5

Total operating expenses	97.2	96.3

Operating income	2.8	3.6
Other expense (income):
Interest expense	0.2	0.2
Interest income	0.0	0.0

Income before income taxes	2.5	3.4

Income tax expense	0.6	0.0

Net income	1.9%	3.4%

Sales. Sales were $51.7 million for fiscal year 2018 compared to $37.3 million for fiscal year 2017, representing an increase of approximately $14.5 million, or 38.9%. The increase in sales was primarily driven by $12.8 million from four new restaurants that opened during fiscal year 2018 and the three new restaurants that opened in the last two quarters of fiscal year 2017. Additionally, restaurants included in the comparable restaurant base contributed $1.7 million to the increase in sales during fiscal year 2018.

Food and beverage costs. Food and beverage costs were $17.6 million for fiscal year 2018 compared to $13.4 million for fiscal year 2017, representing an increase of approximately $4.2 million, or 31.4%. The increase in food and beverage costs was primarily driven by sales from the four new restaurants opened during fiscal year 2018 and the three new restaurants that were opened in the last two quarters of fiscal year 2017. As a percentage of sales, food and beverage costs decreased to 34.0% in fiscal year 2018, compared to 35.9% in fiscal year 2017.

Labor and related costs. Labor and related costs were $16.0 million for fiscal year 2018 compared to $12.1 million for fiscal year 2017, representing an increase of approximately $3.9 million, or 32.0%. The increase in labor and related costs was driven by additional labor costs incurred with respect to the four new restaurants opened during fiscal year 2018 and the three new restaurants that were opened in the last two quarters of fiscal year 2017. As a percentage of sales, labor and related costs decreased to 30.9% in fiscal year 2018, compared to 32.5% in fiscal year 2017. The decrease was primarily due to opening three new restaurants in fiscal year 2018 and three new restaurants in the last two quarters in fiscal year 2017 in states with lower wage rates.

Occupancy and related expenses. Occupancy and related expenses were $3.0 million for fiscal year 2018 compared to $2.1 million for fiscal year 2017, representing an increase of approximately $0.9 million, or 45.1%. The increase was primarily a result of an additional $0.6 million of rental costs incurred with respect to four new restaurants opened during fiscal year 2018, and an additional $0.2 million for the three restaurants that opened in the last two quarters of fiscal year 2017. As a percentage of sales, occupancy and other operating expenses increased to 5.8% in fiscal year 2018, compared to 5.6% for fiscal year 2017.

Depreciation and amortization expenses. Depreciation and amortization expenses incurred as part of restaurant operating costs were $1.6 million for fiscal year 2018 compared to $1.3 million for fiscal year 2017, representing an increase of approximately $0.3 million, or 20.8%. The increase was primarily due to depreciation of property and equipment related to the opening of four new restaurants. As a percentage of sales, depreciation and amortization expenses at the restaurant-level decreased to 3.1% in fiscal year 2018 from 3.6% in fiscal year 2017, primarily due to higher sales from the four new restaurants that opened during fiscal year 2018 and the three new restaurants that opened in the last two quarters of fiscal year 2017. Depreciation and amortization expenses incurred at the corporate-level were immaterial for fiscal years 2017 and 2018, and as a percentage of sales remained relatively consistent at 0.1%.

Other costs. Other costs were $5.4 million for fiscal year 2018 compared to $3.9 million for fiscal year 2017, representing an increase in approximately $1.5 million, or 38.3%. The increase was primarily due to an increase of $0.4 million in credit card fees as a result of higher sales, as well as $0.3 million in royalty payments to the Parent as a result of executing a licensing agreement with the Parent in fiscal year 2018. The remaining year-over-year increase is due to individually insignificant items. As a percentage of sales, other costs decreased to 10.4% in fiscal year 2018 from 10.5% in fiscal year 2017, primarily due to the increase in sales year-over-year. Additional information on royalty payments is set forth in Note 5 to our audited financial statements included in this prospectus.

General and administrative expenses. General and administrative expenses were $6.0 million for fiscal year 2018 compared to $3.4 million for fiscal year 2017, representing an increase of approximately $2.6 million, or 77.3%. This increase in general and administrative expenses was primarily due to $1.8 million in higher salary and employee compensation-related expenses associated with the hiring of additional executives and administrative employees to support our growth in operations. The remaining year-over-year increase is due to increases in professional services, travel expenses and corporate-level recruiting costs to support our growth plans and the opening of our new restaurants. As a percentage of sales, general and administrative expenses increased to 11.5% in fiscal year 2018 from 9.0% in fiscal year 2017, primarily due to the increase in the expenses mentioned above.

Interest expense. Interest expense increased approximately $0.1 million, or 50.5%, in fiscal year 2018. The increase in interest expense was primarily due to interest incurred from additional capital leases as a result of restaurant openings during fiscal year 2018.

Income tax expense. Income tax expense was insignificant in fiscal year 2018 compared to $0.2 million in fiscal year 2017, representing a decrease of approximately $0.2 million or 98.0%. This decrease in income tax expense was primarily due to income tax benefits from the increase in general business credits.

Quarterly Results of Operations

The following tables summarize our selected unaudited quarterly statements of operations data for each of the eleven fiscal quarters in the period ended May 31, 2019 and reflects the effects of the immaterial correction of errors to the quarters in the fiscal year ended August 31, 2017, as discussed in Note 9, Immaterial Correction of Previously Reported Expenses, to the audited financial statements included in this prospectus. The information for each of these fiscal quarters has been prepared on a basis consistent with our audited financial statements and, in the opinion of management, includes all adjustments of a normal, recurring nature that are necessary for the fair statement of the results of operations for these periods in accordance with GAAP. The data should be read in conjunction with our audited financial statements included elsewhere in this prospectus. Our historical results are not necessarily indicative of the results that may be expected for a full year or in any future period.

	Three Months Ended
	Nov. 30, 2016	Feb. 29, 2017	May 31, 2017	Aug. 31, 2017	Nov. 30, 2017	Feb. 28, 2018	May 31, 2018	Aug. 31, 2018	Nov. 30, 2018	Feb. 28, 2019	May 31, 2019

	(amounts in thousands)
Sales	$8,009	$7,780	$9,804	$11,658	$11,695	$11,748	$13,656	$14,645	$13,420	$15,117	$16,955
Restaurant operating costs:
Food and beverage costs	2,964	2,824	3,505	4,096	4,120	4,021	4,631	4,822	4,518	4,853	5,509
Labor and related costs	2,534	2,651	3,190	3,742	3,731	3,767	4,213	4,283	4,138	4,869	5,279
Occupancy and related expenses	472	496	517	592	709	757	864	683	920	1,075	1,297
Depreciation and amortization expenses	283	301	332	429	328	364	441	491	448	492	517
Other costs	803	844	980	1,280	1,255	1,227	1,429	1,493	1,645	1,701	1,756

Total restaurant operating costs	7,056	7,116	8,524	10,139	10,143	10,136	11,578	11,772	11,669	12,990	14,358

General and administrative expenses	689	903	991	781	1,446	1,484	1,508	1,527	2,148	1,817	1,734
Depreciation and amortization expenses	1	3	14	7	9	15	13	14	23	28	29
Impairment of long-lived asset	—	—	—	—	—	—	—	236	—	—	—

Total operating expenses	7,746	8,022	9,529	10,927	11,598	11,635	13,099	13,549	13,840	14,835	16,121

Operating income (loss)	263	(242)	275	731	97	113	557	1,096	(420)	282	834
Other expense (income):
Interest expense	16	19	21	29	31	30	36	31	41	40	45
Interest income	—	(1)	(3)	(1)	(1)	—	(5)	(6)	(5)	(5)	(1)

Income (loss) before income taxes	247	(260)	257	703	67	83	526	1,071	(456)	247	790

Income tax expense (benefit)	62	(66)	66	178	5	(213)	122	91	(65)	35	71

Net income (loss)	$185	$(194)	$191	$525	$62	$296	$404	$980	$(391)	$212	$719

The following table sets forth our unaudited quarterly results of operations data for each of the periods indicated as a percentage of sales:

	Three Months Ended
	Nov. 30, 2016	Feb. 29, 2017	May 31, 2017	Aug. 31, 2017	Nov. 30, 2017	Feb. 28, 2018	May 31, 2018	Aug. 31, 2018	Nov. 30, 2018	Feb. 28, 2019	May 31, 2019

Sales	100%	100%	100%	100%	100%	100%	100%	100%	100%	100%	100%
Restaurant operating costs:
Food and beverage costs	37.0	36.3	35.8	35.1	35.2	34.2	33.9	32.9	33.7	32.1	32.5
Labor and related costs	31.6	34.1	32.5	32.1	31.9	32.1	30.9	29.2	30.8	32.2	31.1
Occupancy and related expenses	5.9	6.4	5.3	5.1	6.1	6.4	6.3	4.7	6.9	7.1	7.6
Depreciation and amortization expenses	3.5	3.9	3.4	3.7	2.8	3.1	3.2	3.4	3.3	3.3	3.0
Other costs	10.0	10.8	10.0	11.0	10.7	10.4	10.5	10.2	12.3	11.3	10.4

Total restaurant operating costs	88.1	91.5	86.9	87.0	86.7	86.3	84.8	80.4	87.0	85.9	84.7

General and administrative expenses	8.6	11.6	10.1	6.7	12.4	12.6	11.0	10.4	16.0	12.0	10.2
Depreciation and amortization expenses	0.0	0.0	0.1	0.1	0.1	0.1	0.1	0.1	0.2	0.2	0.2
Impairment of long-lived asset	0.0	0.0	0.0	0.0	0.0	0.0	0.0	1.6	0.0	0.0	0.0

Total operating expenses	96.7	103.1	97.2	93.7	99.2	99.0	95.9	92.5	103.1	98.1	95.1

Operating income (loss)	3.3	(3.1)	2.8	6.3	0.8	1.0	4.1	7.5	(3.1)	1.9	4.9
Other expense (income):
Interest expense	0.2	0.2	0.2	0.2	0.3	0.3	0.3	0.2	0.3	0.3	0.3
Interest income	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.00	0.0	0.0	0.0

Income (loss) before income taxes	3.1	(3.3)	2.6	6.0	0.6	0.7	3.9	7.3	(3.4)	1.6	4.7

Income tax expense (benefit)	0.8	(0.8)	0.7	1.5	0.0	(1.8)	0.9	0.6	(0.5)	0.2	0.4

Net income (loss)	2.3%	(2.5)%	1.9%	4.5%	0.5%	2.5%	3.0%	6.7%	(2.9)%	1.4%	4.2%

Quarterly Sales Trends

Over the periods presented, we have experienced growth in total sales. Our overall sales growth is primarily driven by sales from the opening of new restaurants, an increase in comparable restaurant sales, and increased brand awareness. Changes in comparable restaurant sales are driven by variations in guest traffic, as well as average check. We have opened restaurants in new markets throughout the United States, including Georgia, Illinois, and Nevada, and have opened additional restaurants in existing markets, including California and Texas.

Quarterly Restaurant Operating Expense Trends

Our total quarterly operating restaurant expenses increased over the periods presented primarily due to the expansion of our restaurant base. Increased overall restaurant-level costs have generally grown at a rate consistent with sales. Labor and related costs have decreased as a percentage of total sales as a result of expanding into markets outside of California and Texas, where the marginal cost of labor is cheaper. Additionally, food and beverage costs have decreased as a percentage of sales as a result of an increasing price and menu mix strategy.

Quarterly General and Administrative Trends

The overall increase in general and administrative expenses over the course of the periods presented, with the exception of the three months ended August 31, 2017, was primarily the result of an increase in higher salary and employee compensation-related expenses associated with the hiring of additional executives and administrative employees to support our growth strategy and in preparation to become a public company.

Quarterly Depreciation and Amortization Trends

Depreciation and amortization expenses increased sequentially over the quarters presented, primarily due to an increase in purchases of property and equipment for the openings of new restaurants.

Liquidity and Capital Resources

Our primary uses of cash are for operational expenditures and capital investments, including new restaurants, costs incurred for restaurant remodels and restaurant fixtures. Historically, our main sources of liquidity have been cash flows from operations and annual capital contributions from our parent company Kura Japan. Kura Japan made capital contributions to us of $5.0 million in each of fiscal years 2017 and 2018. After the completion of this offering, we do not expect to receive any additional capital contributions from Kura Japan and will otherwise look to other available sources of liquidity as further described below.

The significant components of our working capital are liquid assets such as cash, cash equivalents and receivables, reduced by accounts payable and accrued expenses. Our working capital position benefits from the fact that we generally collect cash from sales to guests the same day or, in the case of credit or debit card transactions, within several days of the related sale, while we typically have longer payment terms with our vendors.

We believe that expected cash flow from operations and the establishment of our Credit Facility will be adequate to fund operating lease obligations, capital expenditures and working capital obligations for at least the next 12 months. However, our ability to continue to meet these requirements and obligations will depend on, among other things, our ability to achieve anticipated levels of sales and cash flow and our ability to manage costs and working capital successfully. See “Risk Factors—Risks Related to Our Business and Industry—We may need capital in the future, and we may not be able to raise that capital on favorable terms.”

Summary of Cash Flows

Our primary sources of liquidity and cash flows are operating cash flows and cash on hand. We use this to fund investing expenditures for new restaurant openings, reinvest in our existing restaurants, and increase our working capital. Our working capital position benefits from the fact that we generally collect cash from sales to guests the same day, or in the case of credit or debit card transactions, within several days of the related sale, and we typically have at least 30 days to pay our vendors.

The following table summarizes our cash flows for the periods presented:

	Fiscal Years Ended August 31,		Nine Months Ended May 31,
	2017	2018	2018	2019
	(amounts in thousands)
Statement of Cash Flow Data:
Net cash provided by operating activities	$2,936	$5,243	$3,086	$3,438
Net cash used in investing activities	(6,042)	(6,590)	(5,914)	(7,708)
Net cash provided by (used in) financing activities	4,595	4,176	4,284	(176)

Cash Flows Provided by Operating Activities

Net cash provided by operating activities during the nine months ended May 31, 2018 was $3.1 million, which resulted from net income of $0.8 million, non-cash charges of $1.2 million for depreciation and amortization, and net cash inflows of $1.1 million from changes in operating assets and liabilities. The net cash inflows from changes in operating assets and liabilities were primarily the result of increases of $0.6 million in accounts payable, $0.6 million in deferred rent and tenant allowances and $0.2 million in salary and wages payable, partially offset by increases of $0.3 million in accounts receivable and $0.2 million in prepaid expenses and other current assets. The increase in deferred rent and tenant allowances, salary and wages payable, accounts receivable and prepaid expenses and other current assets were primarily due to the opening of four new restaurants during the nine months ended May 31, 2018. The increase in accounts payable was primarily due to the timing of cash payments.

Net cash provided by operating activities during the nine months ended May 31, 2019 was $3.4 million, which resulted from net income of $0.5 million, non-cash charges of $1.5 million for depreciation and amortization, $0.5 million for stock-based compensation, and net cash inflows of $0.9 million from changes in operating assets and liabilities. The net cash inflows from changes in operating assets and liabilities were primarily the result of increases of $1.0 million for deferred rent and tenant allowances and $0.4 million for salary and wages payable, partially offset by an increase of $0.4 million in prepaid expenses and other current assets and $0.2 million in deposits and other assets. The increase in the above-mentioned items was primarily due to the four new restaurants opened during the nine months ended May 31, 2019.

Net cash provided by operating activities during the fiscal year 2017 was $2.9 million, which resulted from net income of $0.7 million, non-cash charges of $1.4 million for depreciation and amortization, $0.2 million for deferred income taxes, and net cash inflows of $0.7 million from changes in operating assets and liabilities. The net cash inflows from changes in operating assets and liabilities were primarily the result of increases of $0.5 million in accounts payable and $0.5 million in deferred rent and tenant allowances, partially offset by an increase of $0.5 million in accounts receivables. The increase in deferred rent and tenant allowances, as well as accounts receivables, was primarily due to the number of restaurant openings during the fiscal year 2017. The increase in accounts payable was primarily due to the timing of cash payments and increased activities to support overall business growth.

Net cash provided by operating activities during the fiscal year 2018 was $5.2 million, which resulted from net income of $1.7 million, non-cash charges of $1.7 million for depreciation and amortization, $0.1 million for stock-based compensation, $0.2 million for loss on disposal of property and equipment, and net cash inflows of $1.5 million from changes in operating assets and liabilities. The net cash inflows from changes in operating assets and liabilities were primarily the result of increases of $0.6 million in deferred rent and tenant allowances, $0.3 million in accounts payable and $0.3 million in accrued expenses and other current liabilities. The increase in deferred rent and tenant allowances was primarily due to the number of restaurant openings during the year. The increase in accounts payable and accrued expenses and other current liabilities was primarily due to the timing of cash payments and increased activities to support overall business growth. The increase in salary and wages payable is due to hiring of executives in fiscal year 2018.

Cash Flows Used in Investing Activities

Net cash used in investing activities during the nine months ended May 31, 2018 was $5.9 million, primarily due to purchases of property and equipment of $5.9 million.

Net cash used in investing activities during the nine months ended May 31, 2019 was $7.7 million, primarily due to purchases of property and equipment of $7.7 million. The increase in purchases of property and equipment in the nine months ended May 31, 2019 was primarily related to capital expenditures for current and future restaurant openings, renovations, maintaining our existing restaurants and other projects.

Net cash used in investing activities during the fiscal year 2017 was $6.0 million, primarily due to purchases of property and equipment of $6.0 million.

Net cash used in investing activities during the fiscal year 2018 was $6.6 million, primarily due to purchases of property and equipment of $7.1 million, partially offset by $0.5 million in proceeds from disposal of property and equipment. The increase in purchases of property and equipment in fiscal year 2018 is primarily related to capital expenditures for current and future restaurant openings, renovations, maintaining our existing restaurants and other projects.

Cash Flows Provided by (Used in) Financing Activities

Net cash provided by financing activities during the nine months ended May 31, 2018 was $4.3 million primarily due to $5.0 million cash received for additional capital investment from the Parent, partially offset by $0.7 million repayments of principal balances on capital leases of equipment.

Net cash used in financing activities during the nine months ended May 31, 2019 was $0.2 million primarily due to $2.4 million of deferred offering costs for the Company’s initial public offering, the repayment of $0.9 million in borrowings, and $0.8 million repayments of principal balances on capital leases of equipment, partially offset by $3.9 million in borrowings under our Credit Facility, $2.1 million of which has been converted to be payable on a term loan basis.

Net cash provided by financing activities during the fiscal year 2017 was $4.6 million primarily due to $5.0 million cash received for additional capital investment from the Parent, partially offset by $0.4 million in repayments of principal balances on capital leases of equipment.

Net cash provided by financing activities during the fiscal year 2018 was $4.2 million primarily due to $5.0 million cash received for additional capital investment from the Parent, partially offset by $0.8 million repayments of principal balances on capital leases of equipment.

Contractual Obligations

The following table presents our commitments and contractual obligations as of May 31, 2019, as well as our long-term obligations:

	Payments due by period as of May 31, 2019
	Total	Less than 1 Year	1 – 3 Years	3 – 5 Years	More than 5 years
	(amounts in thousands)
Operating lease payments	$62,822	$827	$7,070	$6,852	$48,073
Capital lease payments	3,934	241	2,199	1,481	13
Debt obligations payments	3,246	253	2,187	806	—

Total contractual obligations	$70,002	$1,321	$11,456	$9,139	$48,086

Off-Balance Sheet Arrangements

As of May 31, 2019, we did not have any material off-balance sheet arrangements, except for restaurant operating leases.

Quantitative and Qualitative Disclosure of Market Risks

Commodity and Food Price Risks

Our profitability is dependent on, among other things, our ability to anticipate and react to changes in the costs of key operating resources, including food and beverage and other commodities. We have been able to partially offset cost increases resulting from a number of factors, including market conditions, shortages or interruptions in supply due to weather or other conditions beyond our control, governmental regulations and inflation, by increasing our menu prices, as well as making other operational adjustments that increase productivity. However, substantial increases in costs and expenses could impact our operating results to the extent that such increases cannot be offset by menu price increases or operational adjustments.

Inflation Risk

The primary inflationary factors affecting our operations are food and beverage costs, labor costs, and energy costs. Our restaurant operations are subject to federal and state minimum wage and other laws governing such matters as working conditions, overtime and tip credits. Significant numbers of our restaurant personnel are paid at rates related to the federal and/or state minimum wage and, accordingly, increases in the minimum wage increase our labor costs. To the extent permitted by competition and the economy, we have mitigated increased costs by increasing menu prices and may continue to do so if deemed necessary in future years. Substantial increases in costs and expenses could impact our operating results to the extent such increases cannot be passed through to our guests. Historically, inflation has not had a material effect on our results of operations. Severe increases in inflation, however, could affect the global and U.S. economies and could have an adverse impact on our business, financial condition or results of operations.

While we have been able to partially offset inflation and other changes in the costs of core operating resources by gradually increasing menu prices, coupled with more efficient purchasing practices, productivity improvements and greater economies of scale, there can be no assurance that we will be able to continue to do so in the future. From time to time, competitive conditions could limit our menu pricing flexibility. In addition, macroeconomic conditions could make additional menu price increases imprudent. There can be no assurance that future cost increases can be offset by increased menu prices or that increased menu prices will be fully absorbed by our guests without any resulting change to their visit frequencies or purchasing patterns. In addition, there can be no assurance that we will generate same sales growth in an amount sufficient to offset inflationary or other cost pressures.

Critical Accounting Policies and Estimates

Our discussion and analysis of operating results and financial condition are based upon our financial statements. The preparation of our financial statements in accordance with GAAP requires us to make estimates and assumptions that affect the reported amounts of assets, liabilities, sales, expenses and related disclosures of contingent assets and liabilities. We base our estimates on past experience and other assumptions that we believe are reasonable under the circumstances, and we evaluate these estimates on an ongoing basis.

Our critical accounting policies are those that materially affect our financial statements and involve subjective or complex judgments by management. Although these estimates are based on management’s best knowledge of current events and actions that may impact us in the future, actual results may be materially different from the estimates. We believe the following critical accounting policies are affected by significant judgments and estimates used in the preparation of our financial statements and that the judgments and estimates are reasonable.

Operating and Capital Leases

We currently lease all of our restaurant locations, corporate offices, and some of the equipment used in our restaurants. At the inception of each lease, we determine the appropriate classification as an operating lease or a capital lease. This lease accounting evaluation may require significant judgment in determining the fair value and useful life of the leased property and appropriate lease term, which typically does not change once determined at the inception of the lease. All of our restaurant and office leases are classified as operating leases and equipment leases are classified as capital leases.

Our office leases provide for fixed minimum rent payments. Most of our restaurants provide for fixed minimum rent payments and some require additional contingent rent payments based upon sales in excess of specified thresholds. When achievement of such sales thresholds is deemed probable, contingent rent is accrued in proportion to the sales recognized in the period. For operating leases that include free-rent periods and rent escalation clauses, we recognize rent expense based on the straight-line method. For the purpose of calculating rent expenses under the straight-line method, the lease term commences on the date we obtain control of the property. The difference between the rent expense and rent payments is recorded as deferred rent in the accompanying balance sheet. Allowance for tenant allowances is included in deferred rent liability and recognized over the lease term as a reduction of rent expenses.

Assets we acquired under capital lease arrangements are recorded at the lower of the present value of future minimum lease payments or fair value of the assets at the inception of the lease. Capital lease assets are amortized over the shorter of the useful life of the assets or the lease term, and the amortization expense is included in the depreciation and amortization financial statement line item on the accompanying financial statements.

Impairment of Long-Lived Assets

Changes in projections or estimates, a deterioration of operating results and the related cash flow effect could decrease the estimated fair value of long-lived assets and result in impairments. We assess potential impairments of our long-lived assets in accordance with the provisions of Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 360—Property, Plant and Equipment. An impairment review is performed whenever events or changes in circumstances indicate that the carrying value of the assets may not be recoverable. Factors considered by us include, but are not limited to: significant underperformance relative to expected historical or projected future operating results; significant changes in the manner of use of the acquired assets or the strategy for the overall business; and significant negative industry or economic trends.

We recognized $0.2 million impairment loss during the fiscal year ended August 31, 2018. No impairment loss was recognized during fiscal year ended August 31, 2017, the nine months ended May 31, 2018 or the nine months ended May 31, 2019.

Common Stock Valuations

In the absence of a public trading market, the fair value of our common stock was determined by our board of directors, with input from management, taking into account the most recent valuations performed by an independent third-party valuation specialist. The valuations of our common stock were determined in accordance with the guidelines outlined in the American Institute of Certified Public Accountants Practice Aid, Valuation of Privately-Held-Company Equity Securities Issued as Compensation. The assumptions we use in the valuation models were highly complex and subjective. These assumptions were based on future expectations combined with management judgment, and considered numerous objective and subjective factors to determine the fair value of our common stock as of the date of each option grant, including the following factors:

•	our operating and financial performance;

•	the prevailing business conditions and projections;

•	the hiring of key personnel;

•	the likelihood of achieving a liquidity event for the shares of common stock underlying these stock options, such as an initial public offering, given prevailing market conditions;

•	any adjustment necessary to recognize a lack of marketability of the common stock underlying the granted options;

•	the market performance of comparable publicly-traded companies; and

•	the U.S. and global capital market conditions.

In valuing our common stock at various dates in fiscal years 2018 and 2019, our board determined the equity value of our business using various valuation methods including combinations of income and market approaches. The income approach estimates value based on the expectation of future cash flows that a company will generate. These future cash flows are discounted to their present values using a discount rate derived from an analysis of the cost of capital of comparable publicly traded companies in our industry or similar lines of business as of each valuation date and is adjusted to reflect the risks inherent in our cash flows. The market approach estimates value considering an analysis of guideline public companies. The guideline public company method estimates value by applying a representative revenue multiple from a peer group of companies in similar lines of business to us to our forecasted sales.

The equity values implied by the income and market approaches reasonably approximated each other as of each valuation date.

For financial reporting purposes, we considered the amount of time between the valuation date and the grant date to determine whether to use the latest common stock valuation. This determination included an evaluation of whether the subsequent valuation indicated that any significant change in valuation had occurred between the previous valuation and the grant date.

Once we are operating as a public company, we will rely on the closing price of our Class A common stock as reported by the Nasdaq Stock Market on the date of grant to determine the fair value of our Class A common stock.

Jumpstart Our Business Startups Act of 2012

On April 5, 2012, the JOBS Act was enacted. Section 107 of the JOBS Act provides that an emerging growth company can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. In other words, an emerging growth company can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have irrevocably elected not to avail ourselves of this extended transition period and, as a result, we will adopt new or revised accounting standards on the relevant dates on which adoption of such standards is required for other non-emerging growth companies.

We are in the process of evaluating the benefits of relying on other exemptions and reduced reporting requirements provided by the JOBS Act. Subject to certain conditions set forth in the JOBS Act, if as an emerging growth company we choose to rely on such exemptions, we may not be required to, among other things, (i) provide an auditor’s attestation report on our systems of internal controls over financial reporting pursuant to Section 404 of the Sarbanes-Oxley Act, (ii) provide all of the compensation disclosure that may be required of non-emerging growth public companies under the Dodd-Frank Act, (iii) comply with any requirement that may be adopted by the Public Company Accounting Oversight Board regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the financial statements (auditor discussion and analysis), and (iv) disclose certain executive compensation-related items such as the correlation between executive compensation and performance and comparisons of the Chief Executive Officer’s compensation to median employee compensation. These exemptions will apply until we no longer meet the requirements of being an emerging growth company. We will remain an emerging growth company until the earliest of (1) the last day of the fiscal year following the fifth anniversary of the completion of our initial public offering, (2) the last day of the fiscal year in which we have total annual gross revenue of at least $1.07 billion, (3) the date on which we are deemed to be a large accelerated filer, which means year-end at which the total market value of our common equity securities held by non-affiliates exceeds $700 million as of the last business day of our most recently completed second fiscal quarter, and (4) the date on which we have issued more than $1.0 billion in non-convertible debt during the prior three-year period.

BUSINESS

Overview of Kura Sushi USA

Kura Revolving Sushi Bar is a fast-growing technology-enabled Japanese restaurant concept. We offer a distinctive dining experience which we refer to as the “Kura Experience.” Kura Sushi USA was established in 2008 as a subsidiary of Kura Japan, a Japan-based revolving sushi chain with over 400 restaurants. Kura Sushi USA opened its first restaurant in Irvine, California in 2009, and we believe we are the largest revolving sushi chain in the United States. We were ranked #15 based on sales growth in Restaurant Business Online’s Future 50 list in 2018.

The Kura Experience is built on the combination of our authentic Japanese cuisine and engaging revolving sushi service model. We offer our guests a small plates menu featuring over 140 freshly prepared items rooted in our philosophy of using old-world techniques and ingredients that are free from artificial seasonings, sweeteners, colorings, and preservatives. We believe our revolving sushi service model delights our guests by creating an exciting atmosphere where guests feel a sense of discovery and by allowing them to control the variety, portioning, check size and pace of their dining experience.

Our guest booths and bar seats share common elements that help deliver the Kura Experience: access to the revolving and express conveyor belts, on-demand ordering screen, plate slot, and the Bikkura-Pon rewards machine. Guests can begin their dining experience as soon as they are seated by selecting plates, which feature a spiral green design, from the revolving conveyor belt. The revolving conveyor belt carries a curated selection of beautifully crafted plates that include sushi rolls, nigiri, and desserts. To deliver a fresh and safe experience for our guests, all of the food on the revolving conveyor belt is protected by the proprietary Mr. Fresh dome, which pops open when a guest lifts the plate. To simplify the guest experience, all plates on the revolving conveyor belt are the same price within a restaurant and are priced below $3.00. Guests can also place orders through the tableside on-demand ordering screen which provides guests access to our full food menu, including items such as gyoza, tempura, soups, ramen, ojyu boxes, and desserts. On-demand orders are delivered directly from our kitchen to the guests’ table via the express belt. Items on the on-demand ordering menu range from $2.25 to $6.90. For every five spiral green plates placed into the plate slot, the tableside touch screen plays a short anime video, and for every 15 plates, our proprietary tableside Bikkura-Pon rewards machine dispenses a toy to reward our guests’ dining achievement. We believe the Kura Experience delivers a highly differentiated dining experience to our guests.

In addition to the guest-facing technology, we employ technology throughout our restaurants to drive efficiencies in operations and costs. Our use of conveyor belts to serve our guests allows us to minimize the number of servers in our restaurants. In our kitchens, we use automated equipment and systems such as sushi robots, RFID readers, robotic arms, and food replenishment algorithms to reduce labor and food costs. The technology in our kitchens has been honed over the course of our parent company’s 35-year history of operating revolving sushi restaurants.

The success of our restaurants demonstrates that the Kura Experience resonates with our guests. Based on our initial success, we have expanded to new markets and, as of July 22, 2019, we operate 22 high-volume restaurants in California, Texas, Georgia, Illinois, and Nevada. Based on a whitespace analysis prepared for us by Buxton, we believe we have a long-term total restaurant potential in the United States for over 290 restaurants, and we aim to achieve a 20% average annual restaurant growth rate over the next five years. See “Business—Our Growth Strategies” and “Business—Site Development and Expansion” for additional information regarding our growth strategies.

Our success has resulted in strong financial results as illustrated by the following:

•

From fiscal year 2017 to fiscal year 2018, our sales grew 38.9% to $51.7 million, operating income grew 81.5% to $1.9 million, and net income grew 146.4% to $1.7 million. Comparing the nine months ended May 31, 2018 to the nine months ended May 31, 2019, our sales grew 22.6% to $45.5 million, operating income decreased 9.1% to $0.7 million, and net income decreased 29.0% to $0.5 million;

•

From fiscal year 2017 to fiscal year 2018, our Restaurant-level Contribution grew 60.4% to $10.4 million and Adjusted EBITDA grew 45.0% to $4.5 million. Comparing the nine months ended May 31, 2018 to the nine months ended May 31, 2019, our Restaurant-level Contribution grew 23.7% to $8.7 million and Adjusted EBITDA grew 31.6% to $3.4 million. For a reconciliation of net income to Adjusted EBITDA and a reconciliation of operating income to Restaurant-level Contribution, see “Summary Historical Financial and Operating Data”;

•

In fiscal year 2018, we generated AUVs of approximately $3.5 million, operating profit margin of 3.6%, and Restaurant-level Contribution margin of 20.1%. For the nine months ended May 31, 2019, we generated operating profit margin of 1.5% and Restaurant-level Contribution margin of 19.2%; and

•	We have achieved positive comparable restaurant sales growth in ten out of the last eleven quarters ending in the third fiscal quarter of 2019.

Our Corporate Mission

Our corporate mission is to encourage healthy lifestyles by serving freshly prepared authentic Japanese cuisine using high-quality ingredients that are free from artificial seasonings, sweeteners, colorings, and preservatives. Our commitment to our mission extends beyond our main ingredients of seafood and vegetables, and includes soy sauce, wasabi, and all other food ingredients. We aim to make quality Japanese cuisine accessible to our guests across the United States through affordable prices and an inviting atmosphere.

Our Strengths

Authentic Japanese Cuisine—A Tribute to Our Roots. We provide our guests with an experience that is uniquely Japanese and is based on the legacy built by our Japanese parent company, Kura Japan. Kura Japan opened its first revolving sushi restaurant in 1984 and was among the pioneers of the revolving sushi restaurant model, transforming what was previously a luxury item into an accessible everyday option. To this day, all plates at Kura Japan’s Japan-based restaurants are priced at ¥100 (approximately $0.90). Kura Japan’s commitment to traditional recipes, high-quality ingredients, consistent innovation, and putting the guest at the core of its mission allowed it to successfully expand to over 400 restaurants.

At Kura Sushi USA, we are proud to continue our parent company’s tradition by bringing the Kura Experience to the United States, which we believe distinguishes us within the marketplace. Our various sushi items are made fresh using high-quality fish and certified 100% organic rice. Our vinegar, made using old-world methods, is sourced from Japan. Our broths are made in-house daily using ingredients that impart complex umami flavors. To complement our sushi selection, we offer a variety of side dishes and desserts including gyoza, tempura, soups, ramen, ojyu boxes, mochi, and cheesecake. In our commitment to our Japanese heritage and traditional cooking methods, we have prepared our food without artificial sweeteners, seasonings, colorings, or preservatives since our formation.

“Revolutionary” and Engaging Dining Experience. The Kura Experience is a multi-sensory experience for our guests. We believe the sight of our beautifully crafted cuisine weaving through our restaurants, the motion of dishes zipping by tables on the express belt, the sound of anime videos playing on tableside touch screens, the thrill of being rewarded for achieving dining milestones, and the flavor of authentic Japanese dishes create a highly entertaining and engaging environment for our guests. Our revolving conveyor belt service model offers a steady stream of dishes and continuous service which we believe builds anticipation and a sense of discovery among our guests. In addition, items ordered on our on-demand screen arrive on the express belt in a theatrical fashion, which we believe our guests find entertaining and also adds to the sense of constant motion in our restaurants. Our menu of small plates allows our guests to sample a variety of dishes, and with over 140 items on our menu, there is always something new to enjoy when our guests return. We also seek to delight and reward our guests for achieving dining milestones with short anime videos and a rotating selection of small toys from our Bikkura-Pon rewards machines. We have signed licensing agreements with VIZ Media, LLC (Naruto Shippuden) and tokidoki to use their popular characters and brands in our Bikkura-Pon rewards machines and will continue to seek licensing agreements with other iconic brands in the future. We believe our Bikkura-Pon rewards machines encourage guests to consume a greater quantity of plates as they work towards achieving the next dining milestone. Our continuous service model creates an atmosphere of active participation where food is at the center of the conversation, and we believe it also creates a memorable and shareable experience for our guests.

Compelling Value Proposition with Broad Appeal. Our service model allows our guests to control their dining experience, from food variety to time spent on a meal, and from portions to check size. With instant access to food on the revolving conveyor belt, our guests can drop in for a quick meal or stay longer for a more relaxed dining experience. Our guests can enjoy over 140 high-quality dishes at affordable prices as a result of our efficient kitchen operations and low front-of-house labor needs. The majority of our menu items is priced below $3.00, which appeals to guests with appetites and budgets both large and small, and our average check was $18.37 in fiscal year 2018 and $19.14 for the nine months ended May 31, 2019. We believe that our authentic approach to a popular cuisine and unique and flexible dining experience appeal to a wide range of demographics. In addition, we believe our commitment to high-quality and non-artificial ingredients in our food is at the forefront of current dining trends as consumers continue to seek healthy and natural food options.

Highly Attractive Restaurant-Level Economics. At Kura Sushi USA, we leverage the disciplined operational expertise honed over the 35-year history of Kura Japan to help us achieve strong restaurant-level economics. We believe our results are driven by our high-volume restaurants, intelligent and efficient operations, and flexible real estate model:

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High-Volume Restaurants: We believe the combination of authentic Japanese cuisine at an accessible price point and a service model that promotes discovery, fun, and optionality for guests creates a highly differentiated dining experience that drives traffic and robust sales in our restaurants;

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Intelligent and Efficient Operations: Our revolving conveyor belt, express belt, and touch screen menu enable self-service dining and reduce our need for service staff. In addition, our use of sushi robots, vinegar mixing machines, and automatic rice washers in our kitchens eliminates the need for highly trained and expensive sushi chefs. The proprietary technology deployed in our kitchens allows us to collect real-time data on food consumption and guest preferences which we analyze to further optimize our restaurants and enhance the dining experience; and

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Flexible Real Estate: We have a flexible restaurant model which has allowed us to open restaurants as small as 1,600 square feet and as large as 5,600 square feet. We believe this allows us to maximize our sales per square foot.

For fiscal year 2018, our operating income was $1.9 million and our net income was $1.7 million. For the nine months ended May 31, 2019, our operating income was $0.7 million and our net income was $0.5 million. In the same period, we had an operating profit margin of 1.5% and Restaurant-level Contribution margin of 19.2% of sales. On average, we estimate that our restaurants require a cash build-out cost of approximately $1.5 million per restaurant.

Experienced Management Team Dedicated to Kura’s Values and Growth. Our team is led by experienced and passionate senior management who are committed to our mission. Our President and Chief Executive Officer and our operational leaders have an average tenure of 18 years in the restaurant industry and with our parent company. We are led by our President and Chief Executive Officer, Hajime “Jimmy” Uba. Mr. Uba joined Kura Japan in 2000 as a store manager candidate. He was promoted to Kura Japan’s corporate headquarters and helped grow the business from approximately 30 restaurants to 180 restaurants in Japan. During his tenure with our parent company, Mr. Uba led various strategic initiatives including concept development, real estate selection, and menu development and pricing. Mr. Uba was selected by Kura Japan to lead the business’ expansion into the United States. Our Chief Operating Officer, Manabu Kamei, has been with the Kura brand for 21 years, including his time at Kura Japan where he is also currently a Board Member. Mr. Kamei played an instrumental role in establishing processes at Kura Japan to accelerate the pace of new restaurant development and streamline restaurant operations. Mssrs. Uba and Kamei lead a team of talented professionals with deep financial, operational, culinary, and real estate experience.

Our Growth Strategies

Pursue New Restaurant Development. We have pursued a disciplined new unit growth strategy during our 11 years of operation in the United States. Having expanded our concept and operating model across varying restaurant sizes and geographies, we plan to leverage our expertise opening new restaurants to fill in existing markets and expand into new geographies with the same careful planning as we have demonstrated in the past. The overall Asian restaurant landscape in the United States is highly fragmented, with the top five concepts estimated to have a market share of approximately 7.0% in 2017 according to Technomic. Based on an analysis by Buxton, we estimate that we have the potential to become a national Japanese restaurant brand, with a long-term total restaurant potential in the United States for over 290 restaurants, and we aim to achieve a 20% average annual restaurant growth rate over the next five years. We opened three new restaurants in fiscal year 2017 and four new restaurants in fiscal year 2018. As of July 22, 2019, we have opened all five planned new restaurants in fiscal year 2019 and plan to open six to seven new restaurants in fiscal year 2020. While we currently aim to achieve a 20% average annual unit growth rate over the next five years, we cannot predict the time period of which we can achieve any level of restaurant growth or whether we will achieve this level of growth at all. Our ability to achieve new restaurant growth is impacted by a number of risks and uncertainties beyond our control, including those described under the caption “Risk Factors.” In particular, see “Risk Factors—Our long-term success is highly dependent on our ability to successfully identify and secure appropriate sites and timely develop and expand our operations in existing and new markets” for specific risks that could impede our ability to achieve new restaurant growth in the future.

Our current real estate strategy focuses on high-traffic retail centers in markets with a diverse population and above-average household income. Our flexible physical footprint, which has allowed us to open restaurants ranging in size from 1,600 to 5,600 square feet, provides us the ability to open in-line and end-cap restaurants at strip malls and shopping centers. We believe there is a significant opportunity to employ this strategy to open additional restaurants in our existing markets and in new markets with similar demographics and retail environments.

Deliver Consistent Comparable Restaurant Sales Growth. We have achieved positive comparable restaurant sales growth in ten out of the last eleven quarters ending in the third fiscal quarter of 2019. We believe we will be able to generate future comparable restaurant sales growth by growing traffic through increased brand awareness, consistent delivery of a unique and engaging dining experience, new menu offerings, and restaurant renovations. We will continue to manage our menu and pricing as part of our overall strategy to drive traffic and increase average check. We are also exploring initiatives to grow sales of alcoholic beverages at our restaurants. Sales of alcoholic beverages accounted for approximately 2.3% of sales in fiscal year 2018 and approximately 2.2% of sales for the nine months ended May 31, 2019. In addition to the strategies stated above, we are currently evaluating additional growth initiatives including increasing off-premises sales, piloting a rewards program, and improving our mobile application. We are piloting a rewards program at selected restaurants that tracks participants’ spending and provides a discount voucher if a spending threshold is achieved. To participate, guests sign up with their email addresses, download a virtual rewards card which is stored on their phones, and display the rewards card in the restaurant when paying the bill. Based on the performance of the pilot program, we may roll out the program across our entire restaurant base.

Increase Profitability. During our U.S. expansion, we have invested in our infrastructure and personnel, which we believe positions us to continue to scale our business operations. As we continue to grow, we expect to drive higher profitability both at a restaurant-level and corporate-level by taking advantage of our increasing buying power with suppliers and leveraging our existing support infrastructure. Additionally, we believe we will be able to optimize labor costs at existing restaurants as our restaurant base matures and AUVs increase. We believe that as our restaurant base grows, our general and administrative costs will increase at a slower rate than our sales.

Heighten Brand Awareness. We intend to continue to pursue targeted local marketing efforts and plan to increase our investment in advertising while managing margins. We intend to continue to promote limited time offerings through our monthly “Japan Fair” to build guest loyalty and brand awareness. See “Business—Marketing and Advertising—Japan Fair” for more information on our Japan Fair.

Properties

As of July 22, 2019, we operate 22 restaurants in five states. We operate a variety of restaurant formats, including in-line and end-cap restaurants located in retail centers of varying sizes. Our restaurants currently average approximately 3,200 square feet. We lease the property for our corporate offices and all of the properties on which we operate our restaurants.

The table below shows the locations of our restaurants as of July 22, 2019:

City	State	Opened
Irvine	California	Sep-2009
Los Angeles (Little Tokyo)	California	Jan-2012
Torrance	California	Apr-2012
Brea	California	May-2012
Rancho Cucamonga	California	Aug-2012
Los Angeles (Sawtelle)	California	Aug-2013
San Diego	California	Mar-2015
Cupertino	California	Feb-2016
Plano	Texas	May-2016
Carrollton	Texas	Jul-2016
Austin	Texas	May-2017

City	State	Opened
Doraville	Georgia	Jul-2017
Houston (Westheimer)	Texas	Aug-2017
Sugar Land	Texas	Jan-2018
Houston (Midtown)	Texas	Mar-2018
Pleasanton	California	Apr-2018
Frisco	Texas	May-2018
Cerritos	California	Oct-2018
Schaumburg	Illinois	Nov-2018
Cypress	California	Jan-2019
Sacramento	California	Mar-2019
Las Vegas	Nevada	Jul-2019

We are obligated under non-cancelable leases for the majority of our restaurants, as well as our corporate offices. The majority of our restaurant leases have lease terms of twenty years, inclusive of customary extensions which are at the option of the Company. Our restaurant leases generally require us to pay a proportionate share of real estate taxes, insurance, common area maintenance charges, and other operating costs. Some restaurant leases provide for contingent rental payments based on sales thresholds, although we generally do not expect to pay significant rent on these properties based on the thresholds in those leases. We do not own any real property.

In fiscal year 2017, we opened three restaurants, and in fiscal year 2018, we opened four restaurants. In fiscal year 2019, we have opened all five planned restaurants. We cannot provide assurance that we will be able to open any specific number of restaurants in any year. See “Risk Factors—Risks Related to Our Business and Industry—Our long-term success is highly dependent on our ability to successfully identify and secure appropriate sites and timely develop and expand our operations in existing and new markets.”

Site Development and Expansion

Site Selection Process

We consider site selection and real estate development to be critical to our success. As part of our strategic site selection process, our primary broker receives potential site locations from networks of local brokers, which are then reviewed by our Store Development Manager. This review includes site visits and analyses of the profitability of proposed properties. The Store Development Manager holds regular meetings for site approval with other members of our senior management team. Our Store Development Manager, as well as other members of our senior management team, also regularly visit potential sites as part of the evaluation process.

Our current real estate strategy focuses on high-traffic retail centers in markets with a diverse population and above-average household income. We believe we are attractive lessees for landlords given our ability to drive strong traffic comprised of above-average household income guests. In site selection, we also consider factors such as residential and commercial population density, restaurant visibility, traffic patterns, accessibility, availability of suitable parking, proximity to highways, universities, shopping areas and office parks, the degree of competition within the market area, and general availability of restaurant-level employees. We also invest in site analytics tools for demographic analysis and data collection for both existing and new market areas, which we believe allows us to further understand the market area and determine whether to open new restaurants in that location.

Our flexible physical footprint, which has allowed us to open restaurants in size ranging from 1,600 to 5,600 square feet, allows us to open in-line and end-cap restaurant formats at strip malls and shopping centers and penetrate markets in both suburban and urban areas. We believe we have the ability to open additional restaurants in our existing metropolitan areas. We also believe there is significant opportunity to employ this strategy in new markets with similar demographics and retail environments.

Expansion Strategy

We plan to pursue a two-pronged expansion strategy by opening new restaurants in both new and existing markets. We believe this expansion will be crucial to executing our growth strategy and building awareness of Kura Sushi as a national Japanese casual dining brand. Expansion into new markets occurs in parallel with ongoing evaluation of existing markets, with the goal of maintaining a pipeline of top-tier development opportunities. As described under Site Selection Process, we use a systematic approach to identify and review existing and new markets.

Upon selecting a new market, we typically build one restaurant to prove concept viability in that market. We have developed a remote management system whereby our senior operations team is able to monitor restaurants in real-time from our headquarters using approximately 20 to 30 cameras installed in each restaurant. We utilize this remote management system to maintain operational quality while minimizing inefficiencies caused by a lack of economies of scale in new markets.

Based on an analysis by Buxton, we estimate that we have the potential to become a national Japanese restaurant brand, with a long-term total restaurant potential in the United States for over 290 restaurants, and we aim to achieve a 20% average annual restaurant growth rate over the next five years. We have opened all five planned new restaurants in fiscal year 2019 and plan to open six to seven new restaurants in fiscal year 2020.

Due to our relatively small restaurant count, new restaurants have an outsized impact on our financial performance. In order to mitigate risk, we look to expand simultaneously in new and existing markets. We base our site selection on our most successful existing restaurants and frequently reevaluate our strategy, pacing and markets. We believe we are in the early stages of our growth story and that our restaurant model is designed to generate strong cash flow, attractive restaurant-level financial results and high returns on invested capital, which we believe provides us with a strong foundation for expansion.

Restaurant Design

Restaurant design is handled by our in-house real estate team in conjunction with outsourced vendor relationships. Our restaurant size currently averages approximately 3,200 square feet. Seating in our restaurant is comprised of a combination of booths and bar seats with an average seating capacity of 110 guests.

We have two principal restaurant layouts. Our first 20 locations were developed in the original Kura format, characterized by sets of wooden booths and matching wood paneling to house the revolving conveyor belt and the Bikkura-Pon rewards machine, metal hanging light fixtures above each table, and white or light-colored walls. Beginning with our Sacramento location that opened in March 2019, new restaurants will be built using our new layout and design which we believe evokes a modern and on-trend Japanese dining atmosphere. We believe the new layout achieves this atmosphere through the use of dark wooden booths, light wood paneling to house the revolving conveyor belt and the Bikkura-Pon rewards machine, Japanese-style light wood slatted fixtures hanging from the ceiling and wood pendant light fixtures. We believe our exhibition-style kitchens amplify the lively bustle provided by the revolving conveyor belt and serve to highlight a human element among our automation innovations. We may consider opportunistically remodeling and updating our existing restaurants to conform to the new layout.

Construction

Construction of a new restaurant takes approximately 12 to 26 weeks. Our Construction Manager oversees and coordinates engagement with our preferred general contractors for the restaurant construction process. On average, we estimate that our restaurants require a cash build-out cost of approximately $1.5 million per restaurant, net of tenant allowances and pre-opening costs, but this figure could be materially higher or lower depending on the market, restaurant size, and condition of the premises upon landlord delivery. We generally construct restaurants in in-line or end-cap leased retail space, and we expect to continue this practice in the future.

Our Dining Experience

We refer to our dining model as the Kura Experience, which is built on the combination of our authentic Japanese cuisine and engaging revolving sushi service model. Our service model allows our guests to control their dining experience, from food variety to time spent on a meal, and from portions to check size. Our model allows our guests to drop in for quick meals or stay longer for a more relaxed dining experience.

The Kura Experience is powered by our revolving and express conveyor belts, on-demand ordering screen, plate slot and the Bikkura-Pon rewards machine. Guests can begin their dining experience as soon as they are seated by selecting plates, which feature a spiral green design, from the revolving conveyor belt. The revolving conveyor belt carries a curated selection of beautifully crafted plates that include sushi rolls, nigiri, and desserts. To deliver a fresh and safe experience for our guests, all of the food on the revolving conveyor belt is protected by the proprietary Mr. Fresh dome, which pops open when a guest lifts the plate. To simplify the guest experience, all plates on the revolving conveyor belt are the same price within a restaurant and are priced below $3.00.

Guests can also place orders through the tableside on-demand ordering screen which provides guests access to our full food menu, including items such as gyoza, tempura, soups, ramen, ojyu boxes and desserts. On-demand orders are delivered directly from our kitchen to the guests’ table via the express belt. Items on the on-demand ordering menu range from $2.25 to $6.90.

For every five spiral green plates placed into the plate slot, the tableside touch screen plays a short anime video, and for every 15 plates, the proprietary tableside Bikkura-Pon rewards machine dispenses a toy to reward our guests’ dining achievement.

As food delivery is handled by our conveyor belts, our servers are free to focus on hospitality. Servers visit each table to check on guests, take and deliver beverage orders, clear empty bowls and boxes, and bring the final bill. In addition, guests can summon a server by selecting the “Help” button on the tableside touch screen.

Illustrative Kura Revolving Sushi Bar Layout

Check in using our mobile app or in-restaurant touch screen at the restaurant entrance	Grab plates from the revolving conveyor belt and begin dining immediately

Place on-demand orders from the tableside touch screen	On-demand orders are delivered directly to the table on the express belt

Clear plates without a server—insert plates into a slot at the booth	The Bikkura-Pon rewards machine dispenses rewards for every 15 plates inserted into the slot

Technology in the kitchen helps determine the type and amount of food to be prepared for the revolving conveyor belt	Sushi robots prepare rice balls and sheets for sushi assembly

An RFID tag monitoring system on Mr. Fresh tracks each dish on the revolving conveyor belt	A robotic arm automatically removes plates circulating for two hours

Restaurant Management and Operations

Restaurant Management and Employees

Our restaurants typically employ one restaurant manager, two to four assistant managers, and approximately 30 to 70 additional team members. Managers, assistant managers and management trainees are cross-trained throughout the restaurant in order to create competency across critical restaurant functions, both in the dining area and in the kitchen.

In addition, our senior operations team monitors restaurants in real-time from our headquarters using our remote management system of approximately 20 to 30 cameras installed in each restaurant. These team members are responsible for different components of the restaurant: cleanliness, service, and food quality. We believe that establishing the senior operations team has enabled our restaurant managers to focus on guest service and efficient operations in our restaurants, and has eliminated the need for a regional management structure.

Training and Employee Programs

We devote significant resources to identifying, selecting, and training restaurant-level employees. Our training covers leadership, team building, food safety certification, alcohol safety programs, sexual harassment training, and other topics. Management trainees undergo training for approximately 16 to 24 weeks in order to develop a deep understanding of our operations. Training culminates with an in-restaurant management test to assess a management trainee’s operational and people management abilities. In addition, we have extensive training manuals that cover all aspects of restaurant-level operations.

Our traveling “opening team” provides training to team members in advance of opening a new restaurant. We believe the opening team facilitates a smooth opening process and efficient restaurant operations from the first day a restaurant opens to the public. The opening team is typically on-site at new restaurants from two weeks before opening to four weeks after opening.

Food Preparation, Quality and Safety

We are committed to consistently providing our guests high quality, freshly prepared food. For some items, such as sushi rice, we believe high-quality consistent preparation is achieved through the use of automated systems like our sushi robots. For other items we believe hand preparation achieves the best quality. Hand preparation of menu items includes, but is not limited to, frying tempura, slicing fish and making dashi broth. We believe guests can taste the difference in freshly prepared food and that adhering to these standards is a competitive advantage for our brand.

Food safety is essential to our success and we have established procedures to help ensure that our guests enjoy safe, quality food. We require each employee to complete food handler safety certification upon hiring. We have taken various additional steps to mitigate food quality and safety risks, including the following:

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HACCP. To minimize the risk of food-borne illness, we have implemented a Hazard Analysis and Critical Control Points (“HACCP”) system for managing food safety and quality for sushi rice and other foods which require time and temperature control for safety;

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Mr. Fresh. We use the proprietary Mr. Fresh dome, developed by our parent company, to protect each plate on the revolving conveyor belt. The Mr. Fresh dome is a plastic cover that opens when a guest selects the plate beneath the dome;

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Revolving Conveyor Belt Time Limit. We limit the amount of time that our dishes remain on the revolving conveyor belt to two hours, which is shorter than the time required by local health authorities where we operate our restaurants. Once the RFID tag on Mr. Fresh registers over two hours, a robotic arm in our kitchen automatically removes the plate from the revolving conveyor belt; and

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Suppliers and Third-Party Reviews. Our restaurants undergo internal safety audits and routine health inspections. We also consider food safety and quality assurance when selecting our distributors and suppliers.

Marketing and Advertising

We use a variety of marketing and advertising channels to build brand awareness, attract new guests, increase dining frequency, support new restaurant openings, and promote Kura as an authentic Japanese restaurant with high-quality cuisine and a distinctive dining experience. Our primary advertising channels include digital, social, and print. Our Bikkura-Pon rewards machine prizes are an additional form of marketing that we believe differentiates the Kura brand. In addition, our new restaurants have been featured on local television programs.

Social Media

We maintain a presence on several social media platforms including Facebook, Twitter, and Instagram, allowing us to regularly communicate with guests, alert guests of new offerings, and conduct promotions. Our dining experience is built to provide our guests social media shareable moments, which we believe extends our advertising reach.

New Menu Introductions

We focus advertising efforts on new menu offerings to broaden our appeal to guests and drive traffic. Our menu changes twice per year to introduce new items and remove underperforming items. We promote these new menu additions through various social media platforms, our website and in-restaurant signage.

Japan Fair

Each month, we offer guests our “Japan Fair” promotion during which our restaurants feature premium, seasonal, and limited-availability ingredients from Japan. Special items available during our Japan Fair promotion may include Bluefin tuna, wagyu beef, and Japanese craft beers among other limited time offers. Most premium items are priced the same as standard menu items, thereby offering significant value to our guests. The Japan Fair typically starts on the third Friday of the month and lasts for 10 days.

Suppliers

We carefully select suppliers based on product quality and authenticity and their understanding of our brand, and we seek to develop long-term relationships with them. All supply arrangements are negotiated and managed at the Kura Sushi USA corporate-level.

Our senior buyer identifies and procures high-quality ingredients at competitive prices. We make a portion of our purchases annually in bulk at fixed prices, and we do not engage in any hedging agreements to manage our exposure to fluctuations in the price of seafood or other food commodities. We source key items from multiple vendors to ensure consistent delivery and competitive pricing.

We source through the following two major Japanese-related distributors: JFC, a subsidiary of Kikkoman Corporation, and Wismettac, a subsidiary of Nishimoto Co., Ltd. Our spend with JFC accounted for approximately 29.0% and 47.4% of our total food and beverage costs in fiscal years 2017 and 2018, respectively, and approximately 54.5% of our total food and beverage costs for the nine months ended May 31, 2019. Our spend with Wismettac was approximately 15.1% and 28.0% of our total food and beverage costs in fiscal years 2017 and 2018, respectively, and approximately 27.9% of our total food and beverage costs for the nine months ended May 31, 2019. Our relationships with both Wismettac and JFC have been in place since 2009. We also source from other distributors. Our suppliers deliver to our restaurants approximately three times per week. If we are no longer able to source through any of our suppliers, we intend to replace the supplier with a different source, but there can be no assurance that any such replacement will provide goods at the prices and level of quality of our current suppliers.

Management Information Systems

All of our restaurants use computerized management information systems, which we believe are scalable to support our future growth plans. We use proprietary technology developed by our parent Kura Japan to record a table’s food consumption. Our point of sales system was developed specifically for us by Acropoint Inc., and is used to record beverage orders placed with a server, tally food consumption, produce the final bill, and process credit cards. Transaction data is aggregated in real-time and is used to generate customizable reports that our restaurant managers, operations team, and senior management use to analyze sales, product mix, and average check. All products available for sale and their respective prices are programmed into restaurant systems from our corporate headquarters.

We use a proprietary kitchen and in-restaurant back office computer system designed to assist in the management of our restaurants and provide labor and food cost management tools. We use software specifically designed for Kura Sushi USA by Calsoft Inc. and proprietary software created by Kura Japan for our back office systems. Our systems analyze customer traffic, order demand, timestamps on Mr. Fresh RFID tags for plates on the revolving conveyor belt, and plate classification and quantities on the revolving conveyor belt in real-time. We use this restaurant-level data to ensure optimum real-time restaurant performance and guest satisfaction as well as to consider future improvements. Our systems communicate restaurant-level data to our corporate headquarters to track and manage inventory and labor at the restaurant-level, and generate reports for our management team to track performance.

Restaurant Industry Overview

According to the National Restaurant Association (the “NRA”), U.S. restaurant industry sales in calendar year 2016 were $766.0 billion and grew at a compound annual growth rate of 4.3% to $833.1 billion in calendar year 2018, versus U.S. gross domestic product growth of 2.9% in calendar year 2018. Restaurant industry sales in the states in which we operate—California, Texas, Georgia, Illinois, and Nevada—had an average restaurant sales compound annual growth rate of 12.0% between calendar years 2016 and 2018.

The restaurant industry is divided into several primary segments, including limited-service and full-service restaurants, which are generally categorized by price, quality of food, service, and location. The highly unique Kura model sits at the intersection of these two segments offering the experience and food quality of a full-service restaurant and the speed of service of a limited-service restaurant. We primarily compete with other full-service restaurants, which, according to Technomic, had approximately $267 billion of sales in calendar year 2018, and grew 3.3% from calendar year 2017 to calendar year 2018. The limited-service segment generated $290 billion in calendar year 2018 and grew 3.9% over the same period.

According to Technomic, the Asian food component of the full-service restaurant segment is a highly fragmented sector, with the top five restaurants based on sales representing only approximately 6% of calendar year 2018 sales. Growth in full-service Asian concepts outpaced the broader full-service segment in calendar year 2018, growing at 4.8% in calendar year 2018 versus 3.3% over the same period.

We believe that increased multiculturalism in the United States, driven in part by growth in the Asian demographic, contributes to a favorable macro environment for Kura’s future growth. According to the U.S. Census Bureau, the Asian population is projected to be one of the fastest growing demographics in the United States, more than doubling in size from 18.3 million people in calendar year 2016 to 36.8 million people by calendar year 2060. During this time, the Asian population’s share of the nation’s total population is projected to nearly double, from approximately 5.7% to 9.1%.

Additionally, we believe that Kura is well-positioned to grow our share of the restaurant market as consumers seek quality, value, healthier options, and authentic global and regional cuisine in their dining choices. According to the National Restaurant Association 2019 State of the Industry report, more than 60% of customers cite the availability of healthy menu options as a key factor in restaurant choice when eating out. In addition, as referenced in the same report, ethnic spices, ethnic condiments and Asian soups were among the projected top 25 food trends for limited-service restaurants in calendar year 2019.

We cannot provide assurance that we will benefit from these long-term demographic trends, although we believe the projected growth in the Asian population and the Asian influence on dining trends will result in an increase in demand for Japanese and Asian foods.

Competition

We face significant competition from a variety of locally owned restaurants and national chain restaurants offering both Asian and non-Asian cuisine, as well as takeaway options from grocery stores. We believe that we compete primarily based on product quality, dining experience, ambience, location, convenience, value perception, and price. Our competition continues to intensify as competitors increase the breadth and depth of their product offerings and open new restaurants.

Seasonality

Seasonal factors and the timing of holidays cause our sales to fluctuate from quarter to quarter. As we expand by opening more restaurants in cold weather climates, the seasonality impact may be amplified. Adverse weather conditions may also affect guest traffic. As a result of these factors, our financial results for any single quarter or for periods less than a year are not necessarily indicative of the results that may be achieved for a full fiscal year.

Employees

As of March 20, 2019, we had approximately 1,203 employees, of whom 59 were exempt employees and the remainder were non-exempt employees. None of our employees are unionized or covered by collective bargaining agreements, and we consider our current employee relations to be good.

Government Regulation and Environmental Matters

We are subject to extensive and varied federal, state and local government regulation, including regulations relating, among others, to public and occupational health and safety, nutritional menu labeling, healthcare, the environment, sanitation and fire prevention. We operate each of our restaurants in accordance with standards and procedures designed to comply with applicable codes and regulations. However, an inability to obtain or retain health department or other licenses would adversely affect our operations. Although we have not experienced, and do not anticipate, any significant difficulties, delays or failures in obtaining required licenses, permits or approvals, any such problem could delay or prevent the opening of, or adversely impact the viability of, a particular restaurant or group of restaurants. Additionally, difficulties, delays or failure to retain or renew licenses, permits or approvals, or increased compliance costs due to changed regulations, could adversely affect operations at existing restaurants.

In addition, in order to develop and construct restaurants, we must comply with applicable zoning, land use and environmental regulations. Federal and state environmental regulations have not had a material effect on our operations to date, but more stringent and varied requirements of local governmental bodies with respect to zoning, land use and environmental factors could delay or even prevent construction and increase development costs for new restaurants. We are also required to comply with the accessibility standards mandated by the U.S. Americans with Disabilities Act, which generally prohibits discrimination in accommodation or employment based on disability. We may in the future have to modify restaurants, for example, by adding access ramps or redesigning certain architectural fixtures, to provide service to or make reasonable accommodations for disabled persons. While these expenses could be material, our current expectation is that any such actions will not require us to expend substantial funds.

A small amount of our sales is attributable to the sale of alcoholic beverages. Alcoholic beverage control regulations require each of our restaurants to apply to a state authority and, in certain locations, county or municipal authorities for a license that must be renewed annually and may be revoked or suspended for cause at any time. Alcoholic beverage control regulations relate to numerous aspects of daily operations of our restaurants, including minimum age of patrons and employees, hours of operation, advertising, trade practices, wholesale purchasing, other relationships with alcohol manufacturers, wholesalers and distributors, inventory control and handling, storage and dispensing of alcoholic beverages. We are also subject in certain states to “dram shop” statutes, which generally provide a person injured by an intoxicated person the right to recover damages from an establishment that wrongfully served alcoholic beverages to the intoxicated person. We carry liquor liability coverage as part of our existing comprehensive general liability insurance. Currently, one of our restaurants does not have a liquor license. We may decide not to obtain liquor licenses in certain jurisdictions due to the high costs associated with obtaining liquor licenses in such jurisdictions.

Further, we are subject to the U.S. Fair Labor Standards Act, the U.S. Immigration Reform and Control Act of 1986, the Occupational Safety and Health Act and various other federal and state laws governing similar matters including minimum wages, overtime, workplace safety and other working conditions. Significant numbers of our food service and preparation personnel are paid at rates related to the applicable minimum wage, and further increases in the minimum wage or other changes in these laws could increase our labor costs. Our ability to respond to minimum wage increases by increasing menu prices will depend on the responses of our competitors and guests. Our distributors and suppliers also may be affected by higher minimum wage and benefit standards, which could result in higher costs of goods and services supplied by us. We may also be subject to lawsuits from our employees, the U.S. Equal Employment Opportunity Commission or others alleging violations of federal and state laws regarding workplace and employment matters, discrimination and similar matters.

There has been increased regulation of certain food establishments in the United States, such as the requirements to maintain a HACCP system. HACCP refers to a management system in which food safety is addressed through the analysis and control of potential hazards from production, procurement and handling, to manufacturing, distribution and consumption of the finished product. Many states have required restaurants to develop and implement HACCP systems and the U.S. government continues to expand the sectors of the food industry that must adopt and implement HACCP programs. Although we have implemented a HACCP system for managing food safety and quality at our restaurants for sushi rice and other foods which require time and temperature control for safety, we cannot assure you that we will not have to expend additional time and resources to comply with new food safety requirements either required by current or future federal food safety regulation or legislation. Additionally, our suppliers may initiate or otherwise be subject to food recalls that may impact the availability of certain products, result in adverse publicity or require us to take actions that could be costly for us or otherwise harm our business.

A number of states, counties and cities have enacted menu labeling laws requiring multi-unit restaurant operators to disclose to consumers certain nutritional information, or have enacted legislation restricting the use of certain types of ingredients in restaurants. Many of these requirements are inconsistent or interpreted differently from one jurisdiction to another. These requirements may be different or inconsistent with requirements that we are subject to under the ACA, which establishes a uniform, federal requirement for certain restaurants to post nutritional information on their menus. Specifically, the ACA requires chain restaurants with 20 or more locations in the United States operating under the same name and offering substantially the same menus to publish the total number of calories of standard menu items on menus and menu boards, along with a statement that puts this calorie information in the context of a total daily calorie intake. The ACA also requires covered restaurants to provide to consumers, upon request, a written summary of detailed nutritional information for each standard menu item, and to provide a statement on menus and menu boards about the availability of this information upon request. While our ability to adapt to consumer preferences is a strength of our concepts, the effect of such labeling requirements on consumer choices, if any, is unclear at this time.

We are subject to federal, state and local environmental laws and regulations concerning waste disposal, pollution, protection of the environment, and the presence, discharge, storage, handling, release and disposal of, or exposure to, hazardous or toxic substances (“environmental laws”). These environmental laws can provide for significant fines and penalties for non-compliance and liabilities for remediation, sometimes without regard to whether the owner or operator of the property knew of, or was responsible for, the release or presence of the hazardous or toxic substances. Third parties may also make claims against owners or operators of properties for personal injuries and property damage associated with releases of, or actual or alleged exposure to, such substances. We are not aware of any environmental laws that will materially affect our earnings or competitive position, or result in material capital expenditures relating to our restaurants. However, we cannot predict what environmental laws will be enacted in the future, how existing or future environmental laws will be administered, interpreted or enforced, or the amount of future expenditures that we may need to make to comply with, or to satisfy claims relating to, environmental laws. It is possible that we will become subject to environmental liabilities at our properties, and any such liabilities could materially affect our business, financial condition or results of operations.

We are also subject to laws and regulations relating to information security, privacy, cashless payments, gift cards and consumer credit, protection and fraud, and any failure or perceived failure to comply with these laws could harm our reputation or lead to litigation, which could adversely affect our business, financial condition or results of operations.

Furthermore, we are subject to import laws and tariffs which could impact our ability to source and secure food products, other supplies and equipment necessary to operate our restaurants.

For a discussion of the various risks we face from regulation and compliance matters, see “Risk Factors.”

Intellectual Property and Trademarks

Our parent company Kura Japan owns a number of patents, trademarks and service marks registered or pending with the U.S. Patent and Trademark Office (“PTO”). Kura Japan has registered the following patents and marks with the PTO: Food Management System (Patent No.: US 9,193,535 B2), Food Plate Carrier (Patent No.: US 8,550,229 B2) which is known to us as Mr. Fresh, “Kura Sushi” (Trademark Reg. No 5,460,596) and “Kura Revolving Sushi Bar” (Trademark Reg. No. 5,557,000). The first of these patents is set to expire on approximately August 2032. In addition, we have registered the Internet domain name www.kurausa.com. The information on, or that can be accessed through, our website is not part of this prospectus.

We license certain intellectual property critical to our business from Kura Japan, including, but not limited to, the trademarks “Kura Sushi” and “Kura Revolving Sushi Bar,” and patents for a food management system and Mr. Fresh dome. Any termination or limitation of, or loss of exclusivity under, our exclusive license agreement would have a material adverse effect on us and could adversely affect our business, financial condition or results of operations. In connection with this offering, we intend to enter into an amended and restated exclusive license agreement with regard to the intellectual property we license from Kura Japan. See “Certain Relationships and Related Party Transactions—Relationship with Kura Japan” for additional information.

We believe that the trademarks, service marks and other intellectual property rights that we license from Kura Japan have significant value and are important to the marketing and reputation of our brand. It is our policy to pursue registration of our intellectual property whenever possible and to oppose vigorously any infringement thereof. However, we cannot predict whether steps taken to protect such rights will be adequate or whether Kura Japan will take steps to enforce such rights with regard to any intellectual property that we license from them. See “Risk Factors—Risks Related to Our Business and Industry—We may become involved in lawsuits involving Kura Japan as the owner of intellectual property, or us as a licensee of intellectual property from Kura Japan, to protect or enforce our intellectual property rights, which could be expensive, time consuming, and unsuccessful.” We are aware of third-party restaurants with names similar to our restaurant name in certain limited geographical areas such as in California. However, we believe such uses will not adversely affect us.

Legal Proceedings

We are currently involved in various claims, investigations and legal actions that arise in the ordinary course of our business, including claims and investigations resulting from employment-related matters. On May 31, 2019, a putative class action complaint was filed by Brandy Gomes in Los Angeles County Superior Court, alleging violations of California wage and hour laws. The Company was served with this complaint on June 28, 2019. The Company disputes any allegations of wrongdoing and intends to defend itself vigorously in this matter. The Company is currently unable to estimate the range of possible losses associated with this proceeding.

In the opinion of management, none of these matters, including the putative class action matter referenced above, has had a material effect on us, and as of the date of this prospectus, we are not party to any material pending legal proceedings and are not aware of any claims that could have a material adverse effect on our business, financial condition, results of operations or cash flows. However, a significant increase in the number of these claims or an increase in amounts owing under successful claims, including the putative class action referenced above, could materially and adversely affect our business, financial condition, results of operations or cash flows.

MANAGEMENT

The following table sets forth certain information regarding our executive officers, directors and director nominees as of July 22, 2019.

Name	Age	Position
Hajime Uba	42	President, Chief Executive Officer, Director and Chairman of the Board
Koji Shinohara	55	Chief Financial Officer, Treasurer and Secretary
Manabu Kamei	44	Chief Operating Officer and Director
Hideto Sugimoto	38	Director of Operations
Seitaro Ishii	72	Director
Shintaro Asako	45	Director Nominee

Background of Executive Officers, Directors and Director Nominees

Hajime “Jimmy” Uba has served as President and Chief Executive Officer of Kura Sushi USA since 2008 and became a member of our board of directors in October 2017. He joined the Company’s parent, Kura Japan, in 2000 and in 2008 was selected to establish and grow the Company. From 2004 to 2008, Mr. Uba headed operations for Kura Japan, where he oversaw operations for Eastern and Western Japan. During this time, Mr. Uba was responsible for the expansion of the Kura brand into Eastern Japan and managed over 100 restaurants. From 2000 to 2004, Mr. Uba spent three years as a restaurant manager and one year as a regional manager. During his tenure, Kura Japan grew from approximately 30 to 180 restaurant locations. He holds a Bachelor of Arts degree from Kansai University in Japan. Mr. Uba possesses extensive knowledge of all facets of our business and operations, as well as a deep understanding of our history and culture, making him qualified to serve as a member of our board of directors.

Koji Shinohara has served as Chief Financial Officer, Treasurer and Secretary of Kura Sushi USA since October 2017. From April 2005 through August 2017, Mr. Shinohara was with HOYA Holdings, Inc., an organization which at the time had approximately over 2,000 employees and U.S. gross sales of approximately $600 million, where he served as Executive Vice President and Chief Financial Officer since April 2006. Mr. Shinohara’s responsibilities included the preparation of HOYA Holdings, Inc.’s financial statements. From November 2015 to July 2017, he also held concurrent roles as Chief Financial Officer of HOYA Corporation USA and head of HOYA Corporation’s Global Financial Headquarters. From April 2004 to April 2005, Mr. Shinohara was a Senior Manager for KPMG US LLP and from January 2002 to March 2004 he served as Chief Financial Officer and Treasurer of Hankyu International Transport (USA), Inc. Earlier in his career, Mr. Shinohara spent five years with Arthur Andersen LLP, where he served as a Manager specializing in tax matters. Mr. Shinohara is a certified public accountant and holds a Master of Business Administration from Oklahoma City University.

Manabu Kamei has served as Chief Operating Officer of Kura Sushi USA and a member of our board of directors since October 2017. He joined the Company’s parent, Kura Japan, in 1998 and held roles of increasing responsibility in operations, including directing of new restaurant openings and most recently, Director of Overseas Operations since 2012. Mr. Kamei is also currently a member of the board of directors of Kura Japan. Mr. Kamei has played an instrumental role at Kura Japan in leading new restaurant growth, streamlining operations and driving efficiency, including the creation of proprietary technology used in all Kura Sushi USA and Kura Japan kitchens. Mr. Kamei holds a Bachelor of Arts from Ritsumeikan University. Mr. Kamei possesses extensive knowledge of the operational aspects of our business, making him qualified to serve as a member of our board of directors.

Hideto Sugimoto has served as our Director of Operations since October 1, 2018. He joined the Company’s parent, Kura Japan, in 2004 and held roles of increasing responsibility in operations, including new restaurant openings in Eastern Japan, until being selected as an opening team member for Kura Japan in 2008. From 2016 to 2018, Mr. Sugimoto spent two years as Operations Controller of the Company, and was responsible for streamlining our operations and establishing a customer service department and data analytics division. From 2011 to 2016, Mr. Sugimoto oversaw the opening of 11 new restaurants in California and Texas. He is a graduate of Kunitachi Music Academy in Japan.

Seitaro Ishii has served as a member of our board of directors since October 1, 2018. He is the founder and Chief Executive Officer of IIOSS K.K., a Japanese professional consulting services firm specializing in organizational development and financial management (“IIOSS”), where he has served in such capacity since 2008. From 1980 to 2005, he served in various management capacities with Applied Materials, Inc., a semiconductor equipment company, including as Regional Chief Financial Officer in Japan as well as positions within global human resources and global operations. Prior to his service with Applied Materials, Inc., Mr. Ishii served as an internal audit manager for Gulf & Western, Inc. and prior to that as a staff accountant with Peat Marwick & Mitchell, predecessor to KPMG LLP. Mr. Ishii holds a Bachelor of Business Administration from Pace University. Mr. Ishii possesses extensive expertise in organizational development and financial management, making him qualified to serve as a member of our board of directors.

Shintaro Asako will become a director upon the completion of this offering. He is currently the Executive Officer of DeNa Co., Ltd., a developer of mobile and online services and has also served in various other management capacities since 2017, including as Chief Financial Officer. Prior to his roles with DeNa Co., Ltd., he served from 2011 to 2017 in various capacities with ngmoco, LLC, a subsidiary of DeNa Co., Ltd, including as Chief Financial Officer from 2011 to 2013 and as Chief Executive Officer from 2013 to 2017. From 2006 through 2011, Mr. Asako served as the Chief Financial Officer at MediciNova, Inc. Prior to his services with MediciNova, Inc., Mr. Asako held various positions at KPMG LLP and Arthur Andersen LLP, providing a variety of audit, tax, and business consulting services to multinational clients. Mr. Asako currently serves on various public and private company boards of directors, including Kubota Pharmaceutical Holdings Co., Ltd. and Showroom, Inc. Mr. Asako holds a Bachelor of Science from the University of Southern California Leventhal School of Accounting and is a certified public accountant from the state of California. Mr. Asako possesses strong knowledge and experience in financial management, strategic planning as well as background in regulations for publicly listed companies both in the United States and Japan, making him qualified to serve as a member of our board of directors.

There are no family relationships among our board of directors and executive officers.

Controlled Company

Upon completion of this offering, Kura Japan will continue to control a majority of the combined voting power of our outstanding equity interests. As a result, we will be a “controlled company” within the meaning of the corporate governance rules of the Nasdaq Stock Market. As a controlled company, exemptions under the standards will free us from the obligation to comply with certain corporate governance requirements, including the requirements:

•	that a majority of our board of directors consists of “independent directors,” as defined under the rules of the Nasdaq Stock Market;

•

that we have, to the extent applicable, a Nominating and Corporate Governance Committee that is composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities;

•	that we have a Compensation Committee composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities; and

•	for an annual performance evaluation of the Nominating and Corporate Governance Committee and Compensation Committee.

Since we intend to avail ourselves of the “controlled company” exception under the Nasdaq Stock Market rules, we will not have a Nominating and Corporate Governance Committee. These exemptions do not modify the independence requirements for our Audit Committee, and we intend to comply with the requirements of Rule 10A-3 of the Exchange Act and the rules of the Nasdaq Stock Market within the applicable time frame. These rules require that our Audit Committee be composed of at least three members, a majority of whom will be independent within 90 days of the date of this prospectus, and all of whom will be independent within one year of the date of this prospectus.

Based on the Nasdaq Stock Market corporate governance rules and the independence requirements of Rule 10A-3 of the Exchange Act, our board of directors has determined that Mr. Ishii is an independent director and upon his appointment Mr. Asako will be an independent director. We intend that a majority of our directors will be independent within 12 months after listing on the Nasdaq Global Market, as required by the Nasdaq Stock Market rules.

Corporate Governance and Board Structure

Our board of directors currently consists of three members, and upon the closing of this offering, will consist of four members. Our amended and restated certificate of incorporation that will be effective upon the completion of this offering provides that our board of directors shall consist of at least three directors but not more than 11 directors and the authorized number of directors may be fixed from time to time by resolution of our board of directors. Based on the corporate governance rules of the Nasdaq Stock Market, Mr. Ishii is an independent director and upon his appointment Mr. Asako will be an independent director.

At each annual meeting of stockholders, the successors to directors whose terms then expire will be elected to serve from the time of election and qualification until the first annual meeting following election. The authorized number of directors may be changed by resolution of the board of directors. Vacancies on the board of directors can be filled by resolution of the board of directors. Hajime Uba serves as the Chairman of our board of directors. See “Risk Factors—Risks Related to Our Organizational Structure—We are controlled by Kura Japan, whose interests may differ from those of our other stockholders.”

In evaluating a director candidate’s qualifications, we will assess whether a candidate possesses the integrity, judgment, knowledge, experience, skills and expertise that are likely to enhance our ability, as well as the ability of our board’s committees, to manage and direct our affairs and business. In addition, our corporate governance guidelines, which will become effective prior to the completion of this offering, requires our board of directors to consider diversity in identifying potential director nominees with a diverse mix of experience, qualifications, attributes or skills, including, but not limited to, work experiences, military service, geography, age, gender, race, ethnicity, disability, sexual orientation and other distinctions between directors. In addition, any search firm engaged to assist our board of directors or a committee of our board of directors to identify candidates for nomination to the board of directors will be specifically directed to include diverse candidates generally, and multiple women candidates in particular. Annually, the board of directors or a committee of our board of directors will review and assess the effectiveness of its diversity initiative. Our directors hold office until the earlier of their death, resignation, retirement, qualification or removal or until their successors have been duly elected and qualified.

We expect that our board of directors will fully implement our corporate governance initiatives at or prior to the closing of this offering. We believe these initiatives comply with the Sarbanes-Oxley Act and the rules and regulations of the SEC adopted thereunder. In addition, we believe our corporate governance initiatives comply with the rules of the Nasdaq Stock Market. After this offering, our board of directors will continue to evaluate, and improve upon as appropriate, our corporate governance principles and policies.

We expect our board of directors to adopt a code of business conduct, effective upon the closing of the offering, that applies to each of our directors, officers and employees. The code addresses various topics, including:

•	compliance with laws, rules and regulations;

•	conflicts of interest;

•	insider trading;

•	corporate opportunities;

•	competition and fair dealing;

•	fair employment practices;

•	recordkeeping;

•	confidentiality;

•	protection and proper use of company assets; and

•	payments to government personnel.

Board Committees

Upon completion of this offering, our board of directors will have two standing committees: an Audit Committee and a Compensation Committee. Each of the committees will report to the board of directors as they deem appropriate, and as the board of directors may request. In the future, our board of directors may establish other committees, as it deems appropriate, to assist it with its responsibilities. We intend to comply with the requirements of the Nasdaq Stock Market with respect to committee composition of independent directors as they become applicable to us. Each committee has the composition, duties and responsibilities described below.

Audit Committee

The Audit Committee provides assistance to the board of directors in fulfilling its oversight responsibilities regarding the integrity of financial statements, our compliance with applicable legal and regulatory requirements, the integrity of our financial reporting processes including its systems of internal accounting and financial controls, the performance of our internal audit function and independent auditor and our financial policy matters by approving the services performed by our independent accountants and reviewing their reports regarding our accounting practices and systems of internal accounting controls. The Audit Committee also oversees the audit efforts of our independent accountants and takes action as it deems necessary to satisfy itself that the accountants are independent of management.

Upon completion of this offering, our Audit Committee will consist of Mr. Ishii and Mr. Asako. We intend to bring on a third member of the Audit Committee within one calendar year of the completion of this offering. The SEC rules and the Nasdaq Stock Market rules require us to have one independent Audit Committee member upon the listing of our Class A common stock on the Nasdaq Global Market, a majority of independent directors on the Audit Committee within 90 days of the date of the completion of this offering and all independent Audit Committee members within one year of the date of the completion of this offering. Our board of directors has affirmatively determined that Mr. Ishii and Mr. Asako meet the definition of “independent directors” for the purposes of serving on an Audit Committee under applicable SEC and Nasdaq Stock Market rules, and we intend to comply with these independence requirements within the time periods specified. In addition, Mr. Asako will qualify as our “audit committee financial expert,” as such term is defined in Item 407 of Regulation S-K.

Our board of directors will adopt a new written charter for the Audit Committee, which will be available on our corporate website at www.kurausa.com upon the completion of this offering, which will be consistent with the rules of the SEC and applicable stock exchange or market standards, including the Sarbanes-Oxley Act. Our website is not part of this prospectus.

Compensation Committee

The Compensation Committee oversees our overall compensation structure, policies and programs, and assesses whether our compensation structure establishes appropriate incentives for officers and employees. The Compensation Committee reviews and approves corporate goals and objectives relevant to compensation of our chief executive officer and other executive officers, evaluates the performance of these officers in light of those goals and objectives, sets the compensation of these officers based on such evaluations and reviews and recommends to the board of directors any employment-related agreements, any proposed severance arrangements or change in control or similar agreements with these officers. The Compensation Committee also grants stock options and other awards under our stock plans. The Compensation Committee will review and evaluate, at least annually, the performance of the Compensation Committee and its members and the adequacy of the charter of the Compensation Committee. Mr. Ishii provided certain management consulting services to us through IIOSS, a company controlled by Mr. Ishii, which included, among other things, assisting the Company in matters related to executive officer compensation.

Upon completion of this offering, our Compensation Committee will consist of Messrs. Ishii and Asako.

Our board of directors will adopt a new written charter for the Compensation Committee, which will be available on our corporate website at www.kurausa.com upon the completion of this offering. The information contained on our website does not constitute a part of this prospectus. As a controlled company, we may rely upon the exemption from the requirement that we have a Compensation Committee composed entirely of independent directors, although immediately following the completion of this offering our Compensation Committee will consist entirely of independent directors.

Compensation Committee Interlocks

We anticipate that none of our employees will serve on the Compensation Committee. None of the members of our Compensation Committee has ever been an officer or employee of us. Except for Manabu Kamei, who is our Chief Operating Officer and a member of our board of directors, none of our executive officers currently serves or in fiscal year 2018 has served as a member of the board of directors or Compensation Committee of any entity that has one or more executive officers serving on our board of directors or Compensation Committee. Mr. Kamei currently serves as a member of the board of directors of Kura Japan, but does not currently serve, nor in fiscal year 2018 has served, on the Compensation Committee (or other board committee performing equivalent functions) of Kura Japan.

Director Compensation

Our employee directors, Mr. Uba and Mr. Kamei, have not received any compensation for serving as a member of our board of directors for fiscal year 2018. After completion of this offering, our directors who are also employees will continue to not receive compensation for their services as directors. Our non-employee director, Mr. Ishii, was appointed to our board of directors in October 2018 and did not receive any director fees as a director during fiscal year 2018, although commencing with his appointment receives monthly director fees of $18,334. During fiscal year 2018 and prior to his appointment to our board of directors, Mr. Ishii provided certain management consulting services to us through IIOSS. For such consulting services, Kura Japan paid IIOSS monthly service fees of $2,702 for such consulting services. Upon completion of this offering, we plan to implement a compensation plan for our non-employee directors, such that non-employee directors will receive an annual cash retainer and/or an annual grant of stock options. Our committee chairpersons will receive certain additional retainer fees.

Directors have been and will continue to be reimbursed for travel, food, lodging and other expenses directly related to their activities as directors, including expenses incurred in attending board meetings. Directors are also entitled to the protection provided by their indemnification agreements and the indemnification provisions in our current certificate of incorporation and bylaws, as well as the amended and restated certificate of incorporation and amended and restated bylaws that will become effective prior to the completion of this offering.

Corporate Governance Guidelines

Prior to the completion of this offering, our board of directors will adopt corporate governance guidelines in accordance with the corporate governance rules of the Nasdaq Stock Market.

Risk Oversight

Our board of directors is currently responsible for overseeing our risk management process. The board of directors focuses on our general risk management strategy and the most significant risks facing us and ensures that appropriate risk mitigation strategies are implemented by management. The board of directors is also apprised of particular risk management matters in connection with its general oversight and approval of corporate matters and significant transactions.

Upon completion of this offering, our board of directors will not have a standing risk management committee, but rather will administer this oversight function directly through our board of directors as a whole, as well as through various standing committees of our board of directors that address risks inherent in their respective areas of oversight. In particular, our board of directors will be responsible for monitoring and assessing strategic risk exposure, our Audit Committee will be responsible for overseeing our major financial risk exposures and the steps our management has taken to monitor and control these exposures and our Compensation Committee will assess and monitor whether any of our compensation policies and programs has the potential to encourage unnecessary risk-taking. In addition, upon completion of this offering, our Audit Committee will oversee the performance of our internal audit function and consider and approve or disapprove any related-party transactions.

Our management is responsible for day-to-day risk management. This oversight includes identifying, evaluating, and addressing potential risks that may exist at the enterprise, strategic, financial, operational, compliance and reporting levels.

Risk and Compensation Policies

Prior to the completion of this offering, we intend to analyze our compensation programs and policies to determine whether those programs and policies are reasonably likely to have a material adverse effect on us.

Leadership Structure of the Board of Directors

The positions of Chairman of the Board and Chief Executive Officer are presently the same person and we do not have a lead independent director. As our amended and restated bylaws, which will become effective prior to the completion of this offering, and corporate governance guidelines do not require that our Chairman and Chief Executive Officer positions be separate, our board of directors believes that having positions be held by the same person is the appropriate leadership structure for us at this time. As of the date of this prospectus, we have determined that the leadership structure of our board of directors has permitted our board of directors to fulfill its duties effectively and efficiently and is appropriate given the size and scope of our company and its financial condition.

EXECUTIVE COMPENSATION

Compensation Philosophy

Our compensation philosophy includes:

•	pay for performance;

•	fair compensation that is competitive with market standards;

•	compensation mix according to growth stage of our company as well as job level; and

•	incentivizing employees to work for long-term sustainable and profitable growth of our company.

Objective	of Executive Compensation Program

The objective of our compensation program is to provide a fair and competitive compensation package in the industry to each named executive officer (“NEO”) that will enable us to:

•	attract and hire outstanding individuals to achieve our mid-term and long-term visions;

•	motivate, develop and retain employees; and

•

align the financial interests of each named executive officer with the interests of our stakeholders including stockholders and encourage each named executive officer to contribute to enhance value of the Company.

Our named executive officers for fiscal year 2018, which consist of our principal executive officer and the next two most highly compensated executives, are:

•	Hajime Uba, our Chairman of the Board, President and Chief Executive Officer;

•	Koji Shinohara, our Chief Financial Officer, Treasurer and Secretary; and

•	Manabu Kamei, our Chief Operating Officer.

Administration

Following the consummation of this offering, our Compensation Committee, which includes two independent directors, will oversee our executive compensation program and will be responsible for approving the nature and amount of the compensation paid to our NEOs. The committee will also administer our equity compensation plan and awards.

Elements of Compensation

Our compensation program for NEOs consists of the following elements of compensation, each described in greater depth below:

•	base salaries;

•	performance-based bonuses;

•	equity-based incentive compensation; and

•	general benefits.

Base Salary

Base salaries are an annual fixed level of cash compensation to reflect each NEO’s performance, role and responsibilities, and retention considerations.

Performance-Based Bonus

To incentivize management to drive strong operating performance and reward achievement of our company’s business goals, our executive compensation program includes performance-based bonuses for NEOs. Following consummation of this offering, our Compensation Committee will establish annual target performance-based bonuses for each NEO during the first quarter of the fiscal year.

Equity Compensation

We pay equity-based compensation to our NEOs in order to link our long-term results achieved for our stockholders and the rewards provided to NEOs, thereby ensuring that such NEOs have a continuing stake in our long-term success.

Following consummation of this offering, we may, from time to time, make grants of equity awards to the current NEOs under the 2018 Incentive Compensation Plan (the “Stock Incentive Plan”), which reserves for issuance 700,000 shares of our Class A Common Stock.

General Benefits

Our NEOs are provided with other fringe benefits that we believe are commonly provided to similarly situated executives. The fringe benefits provided to our NEOs who are expatriates include use of a company car, a monthly housing allowance, and fully-paid premiums for medical, dental, vision and other insurance plans. The fringe benefits provided to our NEOs who are not expatriates include subsidized medical, dental, vision and other insurance plans and, for certain of our NEOs, use of a company car.

Summary Compensation Table

The following table summarizes the compensation awarded to, earned by or paid to our NEOs for fiscal year 2018:

Name and Principal Position	Year	Salary ($)		Bonus ($)(1)		Option Awards ($)(2)	All Other Compensation ($)		Total ($)
Hajime Uba Chairman of the Board, President and Chief Executive Officer	2018	$117,486	(3)	$39,107	(5)	$359,929	$25,487	(6)	$542,009

Koji Shinohara Chief Financial Officer, Treasurer and Secretary	2018	$170,000		$15,000		$121,682	$—		$306,682

Manabu Kamei Chief Operating Officer	2018	$105,667	(4)	$—		$157,470	$33,082	(7)	$296,219

(1)	The amounts reported represent annual discretionary bonuses earned by our NEOs for the fiscal year 2018, based on the achievement of Company and individual performance objectives.
(2)

The amounts reported represent the aggregate grant date fair value of the stock options awarded to the NEOs during the fiscal year 2018, calculated in accordance with FASB ASC Topic 718. Such grant date fair values do not take into account any estimated forfeitures. The assumptions used in calculating the grant date fair value of the stock options reported in this column are set forth in Note 6 to our audited financial statements included in this prospectus. The amounts reported in this column reflect the accounting cost for these stock options and do not correspond to the actual economic value that may be received by the NEOs upon the exercise of the stock options or any sale of the underlying shares of common stock.

(3)	The amounts reported include $5,457 paid to Mr. Uba by Kura Japan.
(4)	The amounts reported include $8,247 paid to Mr. Kamei by Kura Japan.

(5)

Mr. Uba’s bonus was paid in Japanese Yen, and the U.S. dollar amounts shown in the “Bonus” column for Mr. Uba has been converted from yen to U.S. dollars using the currency conversion rate of 112 yen per U.S. dollar, which was the central rate as reported by the Bank of Japan on November 30, 2017 when Mr. Uba’s bonus was paid. All other compensation paid to Mr. Uba is paid in U.S. dollars and therefore no foreign currency conversion is needed.

(6)

For 2018, all other compensation for Mr. Uba includes $5,670 in medical insurance premiums; $613 in dental insurance premiums; $103 in vision insurance premiums; and $10 in life, accidental death and dismemberment insurance premiums. The aforementioned amounts represent insurance premiums paid on behalf of Mr. Uba that exceed the percentage the Company pays for all employees on a non-discriminatory basis. In addition, all other compensation for Mr. Uba includes $12,000 in housing allowances and company car use equaling $7,091. During fiscal year 2018, Mr. Uba was an expatriate but starting in fiscal year 2019, Mr. Uba is no longer an expatriate and will not receive a housing allowance, although Mr. Uba will receive the benefits of company car use and subsidized medical, dental, vision and other insurance plans.

(7)

For 2018, all other compensation for Mr. Kamei includes $1,588 in medical insurance premiums; $139 in dental insurance premiums; $27 in vision insurance premiums; and $10 in life, accidental death and dismemberment insurance. The aforementioned amounts represent insurance premiums paid on behalf of Mr. Kamei that exceed the percentage the Company pays for all employees on a non-discriminatory basis. In addition, all other compensation for Mr. Kamei includes $26,400 in housing allowances and company car use equaling $4,918. During fiscal year 2018 and fiscal year 2019, Mr. Kamei is an expatriate.

Narrative to Summary Compensation Table

Employment Agreements

We do not currently have employment agreements with any of our NEOs. However, in connection with this offering, we intend to enter into employment agreements with Messrs. Uba, Shinohara and Kamei to be effective as of the date of the consummation of this offering. The material terms of such agreements are summarized below.

Employment Term and Position. The term of employment of each of Messrs. Uba and Shinohara will be three years from the date of the consummation of this offering, subject to automatic one-year extensions provided that neither party provides written notice of non-extension at least one hundred twenty (120) days prior to the expiration of the then-current term. The term of employment for Mr. Kamei will commence the date of the consummation of this offering and shall continue until Kura Japan ends Mr. Kamei’s temporary assignment to us. During their respective terms of employment, Mr. Uba will serve as Chairman of the Board, President and Chief Executive Officer of the Company, Mr. Shinohara will serve as Chief Financial Officer, Treasurer and Secretary of the Company and Mr. Kamei will serve as Chief Operating Officer of the Company and as a member of our board of directors.

Base Salary, Annual Bonus and Equity Compensation. Pursuant to their employment agreements, Messrs. Uba, Shinohara and Kamei will be entitled to initial base salaries of $340,000, $240,000, and $220,000, respectively. In addition, Messrs. Uba, Shinohara and Kamei will be eligible to receive annual performance-based cash bonuses, the amount and terms of which shall be in the discretion of the Compensation Committee. Messrs. Uba, Shinohara and Kamei will also be eligible to receive equity awards, the form and terms of which will be determined by our board of directors or the Compensation Committee in their discretion.

Severance. Mr. Kamei’s employment agreement will not provide for payment of severance upon the end of his temporary assignment to us. The employment agreements for Messrs. Uba and Shinohara, on the other hand, will provide for severance upon a termination by us without cause, on the account of our failure to renew the employment agreement, or by Messrs. Uba or Shinohara for good reason, in each case, subject to the execution of an effective release of claims in favor of the Company, its affiliates and their respective officers and directors by Messrs. Uba or Shinohara, as applicable. Upon a termination of employment by us without cause, on the account of our failure to renew the employment agreement, or by Messrs. Uba or Shinohara for good reason,

Messrs. Uba or Shinohara, as applicable, will be entitled to severance consisting of (a) a lump sum payment equal to base salary for the year in which the termination occurs, (b) reimbursement for payments such person makes for COBRA coverage for a period of twelve (12) months, or until such person has secured other employment, whichever occurs first, and (c) accelerated vesting of the applicable portion of such person’s equity awards that would have vested on August 31 of that same fiscal year, absent such termination.

For purposes of the employment agreements, the Company will have “cause” to terminate Messrs. Uba or Shinohara’s employment upon (a) his willful failure to perform his duties (other than any such failure resulting from incapacity due to physical or mental illness); (b) his willful failure to comply with any valid and legal directive of our board of directors; (c) his willful engagement in dishonesty, illegal conduct, or misconduct, which is, in each case, injurious to the Company or its affiliates; (d) his embezzlement, misappropriation, or fraud, whether or not related to his employment with the Company; (e) his conviction of or plea of guilty or nolo contendere to a crime that constitutes a felony (or state law equivalent) or a crime that constitutes a misdemeanor involving moral turpitude; (f) his violation of a material policy of the Company; (g) his willful unauthorized disclosure of confidential information (as defined in his employment agreement); (h) his material breach of any material obligation under his employment agreement or any other written agreement between him and the Company; or (i) any material failure by him to comply with the Company’s written policies or rules, as they may be in effect from time to time during the employment term. Under the employment agreements, no act or failure to act shall be considered “willful” unless it is done, or omitted to be done, by such person in bad faith or without reasonable belief such person’s action or omission was in the best interests of the Company and any act, or failure to act, based upon authority given pursuant to a resolution duly adopted by our board of directors or upon the advice of counsel for the Company shall be conclusively presumed to be done, or omitted to be done, by such person in good faith and in the best interests of the Company.

Pursuant to their employment agreements, each of Messrs. Uba and Shinohara will have “good reason” to terminate his employment after occurrence, without his consent of (a) a material reduction in the base salary other than a general reduction in base salary that affects all similarly situated executives in substantially the same proportions; (b) any material breach by the Company of any material provision of this Agreement; (c) a material, adverse change in his authority, duties, or responsibilities (other than temporarily while he is physically or mentally incapacitated or as required by applicable law) taking into account the Company’s size, status as a public company, and capitalization as of the effective date of the employment agreements; (d) a material adverse change in the reporting structure applicable to the him; or (e) the Company’s current principal executive office is moved by 50 miles or more. However, no termination for “good reason” will be effective unless (i) Messrs. Uba or Shinohara, as applicable, provides the Company with notice of the grounds for termination of good reason within thirty (30) days of the initial existence of such grounds and (ii) the Company has at least thirty (30) days from the date on which such notice is given to cure such circumstances. If Messrs. Uba or Shinohara, as applicable, does not terminate his employment for good reason within thirty (30) days after the expiration of the Company’s cure period, then such person will be deemed to have waived his right to terminate for good reason with respect to such grounds.

Restrictive Covenants. Pursuant to their respective employment agreements, Messrs. Uba and Shinohara will be subject to certain non-solicitation restrictions for a twelve-month period after termination of employment. Mr. Kamei’s employment agreement will not subject him to a non-solicitation restriction following the end of his temporary assignment to us.

2018 Salaries

The NEOs receive a base salary to compensate them for services rendered to our company. The base salary payable to each NEO is intended to provide a fixed component of compensation reflecting such NEO’s skillset, experience, role and responsibilities.

2018 Bonuses

In fiscal year 2018, our NEOs were eligible to participate in the Company’s short-term incentive program, pursuant to which each was eligible to earn an annual discretionary bonus based on (i) the achievement of the Company’s profit target, (ii) such NEO’s direct contribution to achievement of the Company’s profit target and (iii) the achievement of individual objectives set according to such NEO’s title and function. The amounts earned under this program with respect to the fiscal year ended August 31, 2018 are reported under the “Bonus” column in the Summary Compensation Table above.

Outstanding Equity Awards at Fiscal Year End

The following table sets forth information regarding outstanding equity awards at the end of fiscal year 2018 for each of the NEOs:

	Option Awards(1)
Name	Number of securities underlying unexercised options exercisable	Number of securities underlying unexercised options unexercisable		Option exercise price	Option expiration date
Hajime Uba	—	77,571	(2)	$4.26	6/16/2028
Koji Shinohara	—	26,225	(3)	$4.26	6/16/2028
Manabu Kamei	—	33,938	(2)	$4.26	6/16/2028

(1)	Each equity award is subject to the terms of our Stock Incentive Plan.
(2)

The shares subject to the equity award vest in equal quarterly installments on the last day of each calendar quarter over approximately forty-five (45) months after June 16, 2018, generally subject to the NEO’s continuous service relationship with the Company through each applicable vesting date.

(3)	100% of shares subject to the equity award vest 12 months after June 16, 2018, generally subject to the NEO’s continuous service relationship with the Company through each applicable vesting date.

Payments Upon Termination or Change in Control

None of our NEOs are entitled to receive payments or other benefits upon termination of employment or a change in control, except as provided in the employment agreements described above and the equity acceleration pursuant to the Stock Incentive Plan described below.

Retirement Plans

We do not maintain any deferred compensation, retirement, pension or profit-sharing plans. We have adopted an incentive plan, the material terms of which are described below.

Employee Benefits

All of our full-time employees, including our NEOs, are eligible to participate in health and welfare plans maintained by the Company, including:

•	medical, dental and vision benefits; and

•	basic life and accidental death & dismemberment insurance.

Our NEOs participate in these plans on the same basis as other eligible employees. We do not maintain any supplemental health and welfare plans for our NEOs.

Stock Incentive Plan

The following is a summary of the material terms of our Stock Incentive Plan, which was initially adopted in June 2018. This summary is qualified in its entirety by reference to the actual text of the plan, which is filed as an exhibit to the registration statement of which this prospectus is a part.

General. The Stock Incentive Plan authorizes the grant of stock options, stock appreciation rights (“SARs”), restricted stock, restricted stock units (“RSUs”), dividend equivalents, and other stock-based awards and performance awards to employees, officers, directors, consultants and advisors. The number of shares of common stock available for issuance under the Stock Incentive Plan shall not exceed 700,000. The number of shares issued or reserved pursuant to the Stock Incentive Plan (or pursuant to outstanding awards) is subject to adjustment as a result of mergers, consolidations, reorganizations, stock splits, stock dividends and other changes in our common stock. Shares subject to awards that have been terminated, expired unexercised, forfeited or settled in cash shall, to the extent of such termination, expiration, forfeiture or cash settlement, again be available for delivery under the Stock Incentive Plan. Shares that have been delivered to us in payment or satisfaction of the exercise price or tax withholding obligation of an award will not be available for awards under the Stock Incentive Plan.

Administration. The Stock Incentive Plan is administered by the Compensation Committee, or in the absence of any such committee, the board of directors itself. The administrator of the plan has the discretion to determine the individuals to whom awards may be granted under the Stock Incentive Plan, the manner in which such awards will vest and the other conditions applicable to awards in accordance with the terms in the Stock Incentive Plan. Options, SARs, restricted stock, RSUs, dividend equivalents, other stock-based awards and performance awards may be granted to participants in such numbers and at such times during the term of the Stock Incentive Plan as the administrator of the plan shall determine. The administrator is authorized to interpret the Stock Incentive Plan, correct defects, supply omissions or reconcile inconsistencies therein, and make any other determinations that it deems necessary or advisable for the administration of the Stock Incentive Plan. All decisions by the administrator of the plan are final and binding on all participants, beneficiaries, heirs, assigns or other persons holding or claiming rights under the Stock Incentive Plan or any award.

Options. The administrator will determine the exercise price and other terms for each option and whether the options are nonqualified stock options or incentive stock options. Incentive stock options may be granted only to employees and are subject to certain other restrictions provided that such exercise price shall not be less than the fair market value of the underlying stock on the date of the grant. To the extent an option intended to be an incentive stock option does not so qualify, it will be treated as a nonqualified option. The administrator shall determine the time or times at which or the circumstances under which an option may be exercised, the method by which notice of exercise is to be given and the form of exercise notice to be used, the form of such payment, and the methods by or forms in which shares of common stock will be delivered to participants.

Stock Appreciation Rights. The administrator may grant SARs independent of or in connection with an option. Generally, each SAR will entitle a participant upon exercise to an amount equal to: the excess of the fair market value on the exercise date of one share of common stock over the grant price of the SAR as determined by the administrator, times the number of shares of common stock covered by the SAR. The administrator shall determine the method of exercise, method of settlement, form of consideration payable in settlement, method by or forms in which shares of common stock will be delivered or deemed to be delivered to participants.

Restricted Stock and Restricted Stock Units. The administrator may award restricted common stock and RSUs. Restricted stock awards consist of shares of stock that are transferred to the participant subject to restrictions that may result in forfeiture if specified conditions are not satisfied. RSUs result in the transfer of shares of common stock or cash to the participant only after specified conditions are satisfied. The administrator will determine the restrictions and conditions applicable to each award of restricted stock or RSUs, which may include performance vesting conditions.

Bonus Stock and Awards in Lieu of Obligations. Bonus stock and awards in lieu of obligations are grants of fully vested shares of our Class A common stock or other awards that may be made in lieu of obligations to pay cash or deliver other property under the Stock Incentive Plan or under other plans or compensatory arrangements.

Dividend Equivalents. Dividend equivalents represent the right to receive the equivalent value of dividends paid on shares of our Class A common stock and may be granted alone or in tandem with awards. The administrator may provide that dividend equivalents shall be paid or distributed when accrued or at some later date, or whether such dividend equivalents shall be deemed to have been reinvested in additional shares, awards, or other investment vehicles, and subject to restrictions on transferability and risks of forfeiture as the administrator may specify. Dividend equivalents may not be paid on awards granted under the Stock Incentive Plan subject to performance-based vesting unless and until such awards have vested.

Performance Awards. Performance awards will be granted by the administrator in its discretion on an individual or group basis. Generally, these awards will be based upon specific performance targets and will be paid in cash or in Class A common stock or in a combination of both. The performance targets to be achieved and the period in which the plan participant must achieve said performance targets shall be determined by the administrator upon the grant of each performance award.

Other Stock-Based Awards. The administrator is authorized, subject to limitations under applicable law, to grant to any plan participants such other awards that may be denominated or payable in Class A common Stock, as deemed by the administrator to be consistent with the purposes of the Stock Incentive Plan.

Performance Criteria. Vesting of awards granted under the Stock Incentive Plan may be subject to the satisfaction of performance criteria achieved during the performance periods established by the administrator. The performance criteria and performance periods may vary from participant to participant, group to group and period to period.

Adjustments. In the event of any extraordinary dividend or other distribution, recapitalization, forward or reverse split, reorganization, merger, consolidation, spin-off, combination, repurchase, share exchange, liquidation, dissolution or other similar corporate transaction or event affects the common stock, the administrator will appropriately adjust the number of shares available under and subject to outstanding awards under the Stock Incentive Plan.

Transferability. Unless otherwise determined by the Compensation Committee, awards granted under the Stock Incentive Plan generally are not transferable other than by will or by the laws of descent and distribution.

Treatment of Awards upon a Change in Control. If and only if (i) provided in any employment agreement, award agreement or other agreement between the Company and a plan participant, or (ii) the administrator of the Stock Incentive Plan makes a determination, then upon the occurrence of a change in control of our company, (a) all outstanding options, SARs and other awards in the nature of rights that may be exercised will become fully exercisable, (b) all time-based vesting restrictions on outstanding awards will lapse; and (c) the payout opportunities attainable under all outstanding performance-based awards will vest based on target performance and the awards will pay out either in full or on a pro rata basis, based on the time elapsed prior to the change in control.

Nonqualified Deferred Compensation

Our NEOs did not earn any nonqualified deferred compensation benefits from us during fiscal year 2018.

Director Compensation

Our employee directors, Mr. Uba and Mr. Kamei, have not received any compensation for serving as a member of our board of directors for fiscal year 2018 and after completion of this offering our directors who are also employees will continue to not receive compensation for their services as directors. Upon completion of this offering, we plan to implement a compensation plan for our non-employee directors, such that non-employee directors will receive an annual cash retainer and/or an annual grant of stock options. Our committee chairpersons will receive certain additional retainer fees.

Directors have been and will continue to be reimbursed for travel, food, lodging and other expenses directly related to their activities as directors, including expenses incurred in attending board meetings. Directors are also entitled to the protection provided by their indemnification agreements and the indemnification provisions in our current certificate of incorporation and bylaws, as well as the amended and restated certificate of incorporation and amended and restated bylaws that will become effective prior to the completion of this offering.

PRINCIPAL STOCKHOLDERS

The following table presents information regarding beneficial ownership of our equity interests as of July 22, 2019, and as adjusted to reflect our sale of Class A common stock in this offering, by:

•	each stockholder or group of stockholders known by us to be the beneficial owner of more than 5% of our outstanding equity interests, which includes Kura Japan;

•	each of our directors;

•	each of our named executive officers; and

•	all of our directors and executive officers as a group.

Beneficial ownership is determined in accordance with the rules of the SEC, and thus represents voting or investment power with respect to our securities. Unless otherwise indicated below, to our knowledge, the persons and entities named in the table have sole voting and sole investment power with respect to all equity interests beneficially owned, subject to community property laws where applicable.

Percentage ownership of our equity interests before this offering is based on 4,000,000 shares of our Class A common stock and 1,000,050 shares of our Class B common stock outstanding as of July 22, 2019, giving effect to the reverse stock split contemplated to be completed in connection with this offering. Kura Japan is the sole holder of all outstanding Class A common stock and Class B common stock as of July 22, 2019.

Percentage ownership of our equity interests after this offering assumes the sale by us of 2,900,000 shares of our Class A common stock in this offering.

On all matters to be voted on by stockholders, holders of our Class A common stock are entitled to one vote per share while holders of our Class B common stock are entitled to 10 votes per share. Upon completion of this offering and the adoption of our amended and restated certificate of incorporation, the Class B common stock will be convertible as follows: (i) at such time as any shares of Class B common stock cease to be beneficially owned by Kura Japan; such shares of Class B common stock will be automatically converted into shares of Class A common stock on a one-for-one basis, (ii) all of the Class B common stock will automatically convert into Class A common stock on a one-for-one basis on such date when the number of shares of Class A and Class B common stock beneficially owned by Kura Japan represents less than 20.0% of the total number of shares of Class A and Class B common stock outstanding, and (iii) at the election of the holder of Class B common stock, any share of Class B common stock may be converted into one share of Class A common stock. With the exception of voting rights and conversion rights, holders of Class A and Class B common stock will have identical rights.

Shares of our common stock subject to options that are currently exercisable or exercisable within 60 days of July 22, 2019 are deemed to be outstanding and to be beneficially owned by the person holding the options for the purpose of computing the percentage ownership of that person, but are not treated as outstanding for the purpose of computing the percentage ownership of any other person.

Unless otherwise indicated, the address of each individual listed in this table is c/o Kura Sushi, 17932 Sky Park Circle, Suite H, Irvine, California 92614.

Name	Prior to this offering							After this offering
	Shares of Class A Common Stock Beneficially Owned			Shares of Class B Common Stock Beneficially Owned		Total Voting Power Beneficially Owned		Shares of Class A Common Stock Beneficially Owned			Shares of Class B Common Stock Beneficially Owned		Total Voting Power Beneficially Owned
	Number	Percentage		Number	Percentage			Number	Percentage		Number	Percentage
Principal Stockholder:
Kura Japan(1)	4,000,000	100%		1,000,050	100%	100%		4,000,000	58.0%		1,000,050	100%	82.8%
Named Executive Officers and Directors:
Hajime Uba(2)	24,240		*	—	—		*	24,240		*	—	—		*
Koji Shinohara(3)	26,225		*	—	—		*	26,225		*	—	—		*
Manabu Kamei(4)	10,605		*	—	—		*	10,605		*	—	—		*
Seitaro Ishii	—	—		—	—	—		—	—		—	—	—
Shintaro Asako	—	—		—	—	—		—	—		—	—	—
Executive Officers and Directors as a Group (5 individuals)(5)	61,070	1.5%		—	—		*	61,070		*	—	—		*

*	Indicates ownership of less than one percent.
(1)

The principal business address of Kura Japan is 1035-2 Fukasaka, Naka-ku, Sakai-shi, Osaka 599-8253, Japan. Kunihiko Tanaka is the President of Kura Japan, and in such capacity has voting and investment control over the equity interests held by Kura Japan. Mr. Tanaka disclaims beneficial ownership of the equity interests held by Kura Japan.

(2)	Includes options to purchase 24,240 shares of Class A common stock exercisable within 60 days.
(3)	Includes options to purchase 26,225 shares of Class A common stock exercisable within 60 days.
(4)	Includes options to purchase 10,605 shares of Class A common stock exercisable within 60 days.
(5)	Includes options to purchase 61,070 shares of Class A common stock exercisable within 60 days.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Relationship with Kura Japan

Prior to the completion of this offering, we were a wholly owned subsidiary of Kura Japan. As of August 31, 2018, Kura Japan owned 100% of our outstanding Class A common stock and Class B common stock. As discussed below in “Description of Capital Stock” and elsewhere in this prospectus, our Class B common stock has 10 votes per share, while our Class A common stock, which is the class of stock we are selling in this offering and which will be the only class of stock that is publicly traded, has one vote per share.

After the offering, 100% of our Class B common stock will be controlled by Kura Japan. As a result, Kura Japan will be able to control all matters submitted to our stockholders for approval even if it owns significantly less than 50% of the number of shares of our outstanding equity interests. This concentrated control could discourage others from initiating any potential merger, takeover or other change of control transaction that other stockholders may view as beneficial. In addition, we expect that, following this offering, Kura Japan will continue to consolidate our financial results in its financial statements.

As a majority-owned subsidiary of Kura Japan, we believe we benefit from our relationship with Kura Japan when we buy supplies or other services. If Kura Japan’s ownership interest declines significantly, we may lose a significant amount of the benefits of our relationship with Kura Japan, many of which will not be covered by the Shared Services Agreement described below. For example, we believe we currently obtain beneficial pricing and/or service levels from certain suppliers. These benefits are not contractually tied to Kura Japan’s ownership amount, and the relevant suppliers and service providers could decide to stop giving us beneficial pricing and/or service levels even if Kura Japan still owns a substantial equity stake in us.

In connection with this offering, we and Kura Japan will enter into an amended and restated exclusive license agreement with respect to our use of certain intellectual property owned by Kura Japan and a shared services agreement to provide a framework for our continuing relationship. Such agreements will be filed as exhibits to the registration statement of which this prospectus is a part, and the summaries of these agreements below set forth the terms of the agreements that we believe are material. These summaries are qualified in their entirety by reference to the full text of such agreements.

Amended and Restated Exclusive License Agreement. Under the Amended and Restated Exclusive License Agreement, which will be effective as of the date of the consummation of this offering, (the “Amended and Restated Exclusive License Agreement”), Kura Japan and we have agreed to amend and replace that certain License Agreement, dated March 14, 2018. Under such agreement, Kura Japan has agreed to grant an exclusive, royalty-bearing license for us to use its intellectual property rights, including, but not limited to, Kura Japan’s trademarks “Kura Sushi” and “Kura Revolving Sushi Bar,” and patents for a food management system and Mr. Fresh, among other intellectual property rights necessary to continue operation of our restaurants in the United States in the same manner as previously operated. Kura Japan and we have agreed that the royalty rate that we would pay Kura Japan for use of such intellectual property is 0.5% of the Company’s net sales.

Shared Services Agreement. Under the Shared Services Agreement, which will be effective as of the date of the consummation of this offering, (the “Shared Services Agreement”), Kura Japan and we have agreed that Kura Japan will continue to provide the Company with certain strategic, operational and other support services following the initial public offering, including assigning certain employees to work for the Company as expatriates to provide support to the Company’s operations, sending its employees to the Company on a short-term basis to provide support for the opening of new restaurants or renovation of existing restaurants, and providing the Company with certain supplies, parts and equipment for use in the Company’s restaurants. In addition, we have agreed to continue to provide Kura Japan with certain translational support services and market research analyses following the initial public offering. In exchange for receipt of such services, supplies, parts and equipment, the Shared Services Agreement contemplates that the parties will pay fees to each other as more specifically set forth thereunder.

Procedures for Approval of Related Party Transactions

We do not currently have a formal, written policy or procedure for the review and approval of related party transactions. However, all related party transactions are currently reviewed and approved by our NEOs.

Our board of directors will adopt a written related person transaction policy, effective upon the closing of this offering, which sets forth the policies and procedures for the review and approval or ratification of related party transactions. This policy will be administrated by our Audit Committee. These policies will provide that, in determining whether or not to recommend the initial approval or ratification of a related party transaction, the relevant facts and circumstances available shall be considered, including, among other factors it deems appropriate, whether the interested transaction is on terms no less favorable than terms generally available to an unaffiliated third party under the same or similar circumstances and the extent of the related party’s interest in the transaction.

DESCRIPTION OF CAPITAL STOCK

General

The following is a summary of our capital stock and provisions of our amended and restated certificate of incorporation and our amended and restated bylaws, each of which will be in effect prior to the closing of this offering, and certain provisions of Delaware law. This summary does not purport to be complete and is qualified in its entirety by the provisions of our amended and restated certificate of incorporation and amended and restated bylaws, copies of which will be filed with the SEC as exhibits to the registration statement, of which this prospectus forms a part.

Following the closing of this offering, we expect that our authorized capital stock will consist of 50,000,000 shares of Class A common stock, $0.001 par value per share, 10,000,100 shares of Class B common stock, $0.001 par value per share, and 1,000,000 shares of preferred stock, $0.001 par value per share. We sometimes refer to our Class A common stock and Class B common stock as “equity interests” when described on an aggregate basis.

Class A Common Stock

As of May 31, 2019, after giving effect to the reverse stock split contemplated to be completed in connection with this offering, there were 4,000,000 shares of Class A common stock outstanding held by one stockholder of record.

Following the closing of this offering, there will be 6,900,000 shares of our Class A common stock outstanding, which assumes the underwriters do not exercise their option to purchase additional shares of our Class A common stock. Pursuant to our amended and restated certificate of incorporation, holders of our common stock will be entitled to one vote on all matters submitted to a vote of stockholders, and holders of our common stock will not be entitled to cumulative voting in the election of directors. This means that the holders of a majority of the combined voting power of our outstanding equity interests will be able to elect all of the directors then standing for election. Subject to the rights, if any, of the holders of any outstanding series of preferred stock, holders of our Class A common stock shall be entitled to receive dividends out of any of our funds legally available when, as and if declared by the board of directors. Upon the dissolution, liquidation or winding up of the Company, subject to the rights, if any, of the holders of our preferred stock, the holders of our equity interests shall be entitled to receive the assets of the Company available for distribution to its stockholders ratably in proportion to the number of shares held by them. Holders of Class A common stock will not have preemptive or conversion rights or other subscription rights. There are no redemption or sinking fund provisions applicable to our common stock. All outstanding shares of Class A common stock are, and the shares of Class A common stock offered in this prospectus will be when issued, fully paid and nonassessable.

Class B Common Stock

As of May 31, 2019, after giving effect to the reverse stock split contemplated to be completed in connection with this offering, there were 1,000,050 shares of Class B common stock outstanding held by one stockholder of record.

Following the closing of this offering, there will be 1,000,050 shares of our Class B common stock outstanding. Pursuant to our amended and restated certificate of incorporation, our Class B common stock has the same rights as our Class A common stock except for (i) certain conversion rights as described below under “—Conversion Rights,” and (ii) on all matters to be voted on by stockholders, holders of our Class A common stock are entitled to one vote per share while holders of our Class B common stock are entitled to 10 votes per share. Subject to the rights, if any, of the holders of any outstanding series of preferred stock, holders of our Class B common stock shall be entitled to receive dividends out of any of our funds legally available when, as and if declared by our board of directors. Upon our dissolution, liquidation or winding up, subject to the rights, if any, of the holders of our preferred stock, the holders of shares of our equity interests shall be entitled to receive the assets of the Company available for distribution to its stockholders ratably in proportion to the number of shares held by them. Holders of Class B common stock will not have preemptive or other subscription rights. There are no redemption or sinking fund provisions applicable to our Class B common stock. All outstanding shares of Class B common stock are fully paid and nonassessable.

Kura Japan will be the only holder of shares of Class B common stock.

Conversion Rights

Shares of Class A Common Stock have no conversion rights. Each share of our Class B common stock is automatically convertible into one share of Class A common stock upon the earliest of the date such share ceases to be beneficially owned, as such term is defined under Section 13(d) of the Securities Exchange Act of 1934, as amended, by Kura Japan, or the date that Kura Japan ceases to beneficially own at least 20.0% of the total number of shares of Class A and Class B common stock outstanding. In addition, each share of Class B common stock may be converted at any time into one share of Class A common stock at the option of the holder. The one-to-one conversion ratio will be equitably preserved in the event of any stock dividend, stock split or combination or merger, consolidation or other reorganization by us with another entity. Except for the foregoing conversion rights of the Class B common stock and provisions applicable equally to both Class A common stock and Class B common stock, including, but not limited to, the repurchase of such shares by the Company, there are no provisions which otherwise limit the lifespan of the Class B common stock or would require conversion to Class A common stock.

Preferred Stock

As of May 31, 2019, there were no shares of preferred stock outstanding. Following the closing of this offering there will be 1,000,000 shares of preferred stock authorized for issuance.

Voting Rights

Except as required by Delaware law or except as otherwise provided in our amended and restated certificate of incorporation, Class A common stock and Class B common stock will vote together as a single class on all matters presented to a vote of stockholders, including the election of directors. Each holder of Class A common stock is entitled to one vote for each share held of record on the applicable record date for all of these matters, while each holder of Class B common stock is entitled to 10 votes for each share held of record on the applicable record date for all of these matters.

Holders of Class A common stock have no cumulative voting rights or preemptive rights to purchase or subscribe for any stock or other securities, and there are no conversion rights or redemption or sinking fund provisions with respect to Class A common stock. Class B common stock is identical in all respects to Class A common stock, except with respect to voting and conversion rights. Kura Japan will be the only holder of shares of Class B common stock.

Anti-Takeover Effects of Delaware Law, Our Amended and Restated Certificate of Incorporation and Our Amended and Restated Bylaws

Certain provisions of Delaware law and our amended and restated certificate of incorporation and amended and restated bylaws that will be effective prior to the closing of the offering could make the acquisition of the Company more difficult. These provisions of the Delaware General Corporation Law could prohibit or delay mergers or other takeover or change in control attempts and, accordingly, may discourage attempts to acquire us. These provisions, summarized below, are expected to discourage certain types of coercive takeover practices and inadequate takeover bids and are designed to encourage persons seeking to acquire control of us to negotiate with our board of directors.

Stockholder meetings. Under our amended and restated certificate of incorporation and amended and restated bylaws, only the board of directors, or the chairman of the board of directors or the Chief Executive Officer with the concurrence of a majority of the board of directors, may call special meetings of stockholders.

Requirements for advance notification of stockholder nominations and proposals. Our amended and restated bylaws establish advance notice procedures with respect to stockholder proposals and the nomination of candidates for election as directors.

Stockholder action by written consent permitted only if our parent company and its affiliates own a majority of the voting power of the equity interests. Our amended and restated certificate of incorporation authorizes the right of stockholders to act by written consent without a meeting only for such period as Kura Japan and its affiliates collectively own a majority of the combined voting power of our outstanding equity interests. This provision will, in certain situations, make it more difficult for stockholders, who are not our parent company or its affiliates, to take action opposed by the board of directors.

Undesignated preferred stock. The authorization of undesignated preferred stock makes it possible for the board of directors, without stockholder approval, to issue preferred stock with voting or other rights or preferences that could impede the success of any attempt to obtain control of us. These and other provisions may have the effect of deterring hostile takeovers or delaying changes in control or management of the Company.

Amendment of provisions in the certificate of incorporation. Our amended and restated certificate of incorporation will require the affirmative vote of the holders of at least two-thirds of the combined voting power of our outstanding equity interests in order to amend any provision of our certificate of incorporation.

Amendment of provisions in the bylaws. Our amended and restated bylaws will require the affirmative vote of the holders of at least two-thirds of the combined voting power of our outstanding equity interests in order to amend any provision of our bylaws.

Controlled company. As discussed above, our Class B common stock has 10 votes per share, while Class A common stock, which is the class of stock we are selling in this offering and which will be the only class of stock that is publicly traded, has one vote per share. After the offering, 100% of our Class B common stock will be held by Kura Japan. Until our dual class structure terminates, Kura Japan will be able to control all matters submitted to our stockholders for approval even if it owns significantly less than 50% of the number of shares of our outstanding equity interests. This concentrated control could discourage others from initiating any potential merger, takeover or other change of control transaction that other stockholders may view as beneficial.

We anticipate that we will not be governed by Section 203 of the Delaware General Corporation Law.

Exclusive Forum

Our amended and restated certificate of incorporation and amended and restated bylaws, each to be effective in connection with the completion of this offering, will each contain an exclusive forum provision providing that the Court of Chancery of the State of Delaware will be the sole and exclusive forum for: (1) any derivative action or proceeding brought on our behalf, (2) any action asserting a claim of breach of a fiduciary duty owed by, or other wrongdoing by, any of our directors, officers, employees, agents or stockholders, (3) any action asserting a claim arising pursuant to any provision of the Delaware General Corporation Law, our amended and restated certificate of incorporation or our amended and restated bylaws, or (4) any action asserting a claim that is governed by the internal affairs doctrine. However, Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder. As a result, the exclusive forum provision will not apply to suits brought to enforce any duty or liability created by the Exchange Act or any other claim for which the federal courts have exclusive jurisdiction.

In addition, Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. As a result, the exclusive forum provisions will not apply to suits brought to enforce any duty or liability created by the Securities Act or any other claim for which the federal and state courts have concurrent jurisdiction, and our stockholders will not be deemed to have waived our compliance with the federal securities laws and the rules and regulations thereunder.

Any person purchasing or otherwise acquiring any interest in any shares of our capital stock shall be deemed to have notice of and to have consented to this provision included in our amended and restated certificate of incorporation and our amended and restated bylaws which we will adopt prior to the completion of this offering. The exclusive forum provisions, if enforced, may limit a stockholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with us or our directors, officers or other employees, which may discourage such lawsuits. Alternatively, if a court were to find the exclusive forum provisions to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving such action in other jurisdictions, which could have a material adverse effect on our business, financial condition, results of operations and growth prospects. For example, the Court of Chancery of the State of Delaware recently determined that a provision stating that U.S. federal district courts are the exclusive forum for resolving any complaint asserting a cause of action arising under the Securities Act is not enforceable.

Transfer Agent and Registrar

Computershare Trust Company, N.A. is the transfer agent and registrar for our common stock.

Listing

Our Class A common stock has been approved for listing on the Nasdaq Global Market under the symbol “KRUS.”

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there has not been a public market of our Class A common stock or any of our equity securities. Future sales of our Class A common stock, including shares issued upon the exercise of outstanding options or warrants, in the public market after this offering, or the perception that those sales may occur, could cause the prevailing market price for our Class A common stock to fall or impair our ability to raise equity capital in the future. As described below, only a limited number of shares of our Class A common stock will be available for sale in the public market for a period of several months after consummation of this offering due to contractual and legal restrictions on resale described below. Future sales of our Class A common stock in the public market either before (to the extent permitted) or after restrictions lapse, or the perception that those sales may occur, could adversely affect the prevailing market price of our Class A common stock at such time and our ability to raise equity capital at a time and price we deem appropriate. Furthermore, although we have applied to have our Class A common stock listed on the Nasdaq Global Market, we cannot assure you that there will be an active public trading market for our Class A common stock.

Sale of Restricted Shares

Based on the number of shares of our equity interests outstanding immediately prior to this offering, upon the closing of this offering and assuming (i) no exercise of the underwriters’ option to purchase additional shares of Class A common stock to cover over-allotments and (ii) no exercise of outstanding options or warrants, we will have outstanding an aggregate of approximately 7,900,050 shares of equity interests. Of these shares, all of the 2,900,000 shares of Class A common stock to be sold in this offering, and any shares sold upon exercise of the underwriters’ option to purchase additional shares to cover over-allotments, will be freely tradable in the public market without restriction or further registration under the Securities Act, unless the shares are held by any of our “affiliates” as such term is defined in Rule 144 of the Securities Act. In general, affiliates include our executive officers, directors, and 10% shareholders. All remaining shares of equity securities held by existing stockholders immediately prior to the closing of this offering will be “restricted securities” as such term is defined in Rule 144. These restricted securities were issued and sold by us, or will be issued and sold by us, in private transactions and are eligible for public sale only if registered under the Securities Act or if they qualify for an exemption from registration under the Securities Act, including the exemptions provided by Rule 144 or Rule 701, which rules are summarized below.

Lock-Up Agreements

In connection with this offering, we, our directors, our executive officers and holders of substantially all of our options and equity interests, including Kura Japan, have agreed, subject to certain exceptions, not to dispose of or hedge any shares of our equity interests or securities convertible into or exchangeable for our equity interests during the period from the date of the lock-up agreement continuing through the date 180 days after the date of the final prospectus, except with the prior written consent of the representatives of the underwriters. These lock-up agreements are subject to certain limited exceptions. For additional information, see “Underwriting.”

Following the lock-up period set forth in the agreements described above, and assuming that the representatives of the underwriters does not release any parties from these agreements, all of the equity interests that are restricted securities or are held by our affiliates as of the date of this prospectus will be eligible for sale in the public market in compliance with Rule 144 under the Securities Act.

Rule 144

Non-affiliate resales of restricted securities

In general, under Rule 144, as currently in effect, once we have been subject to the public company reporting requirements of the Exchange Act for at least 90 days, a person (or persons whose shares are required to be aggregated) who is not deemed to have been one of our “affiliates” for purposes of Rule 144 at any time during the three months preceding a sale, and who has beneficially owned restricted securities within the meaning of Rule 144 for at least six months, including the holding period of any prior owner other than one of our “affiliates,” is entitled to sell those shares in the public market (subject to the lock-up agreements referred to above, if applicable) without complying with the manner of sale, volume limitations or notice provisions of Rule 144, but subject to compliance with the public information requirements of Rule 144. If such a person has beneficially owned the shares proposed to be sold for at least one year, including the holding period of any prior owner other than “affiliates,” then such person is entitled to sell such shares in the public market without complying with any of the requirements of Rule 144 (subject to the lock-up agreements referred to above, if applicable).

Affiliate resales of restricted securities

In general, under Rule 144, as currently in effect, once we have been subject to the public company reporting requirements of the Exchange Act for at least 90 days, our “affiliates,” as defined in Rule 144, who have beneficially owned the shares proposed to be sold for at least six months are entitled to sell in the public market, upon expiration of any applicable lock-up agreements and within any three-month period, a number of those shares of our equity interests that does not exceed the greater of:

•

1% of the number of equity interests then outstanding, which will equal approximately 79,000 shares of equity interests immediately after this offering (calculated on the basis of the assumptions described above and assuming no exercise of the underwriter’s option to purchase additional shares and no exercise of outstanding options or warrants); or

•	the average weekly trading volume of our Class A common stock on the Nasdaq Global Market during the four calendar weeks preceding the filing of a notice on Form 144 with respect to such sale.

Such sales under Rule 144 by our “affiliates” or persons selling shares on behalf of our “affiliates” are also subject to certain manner of sale provisions, notice requirements and to the availability of current public information about us. Notwithstanding the availability of Rule 144, the holders of substantially all of our restricted securities have entered into lock-up agreements as referenced above and their restricted securities will become eligible for sale (subject to the above limitations under Rule 144) upon the expiration of the restrictions set forth in those agreements.

Rule 701

In general, under Rule 701 as currently in effect, any of our employees, directors, officers, consultants or advisors who acquired equity interests from us in connection with a written compensatory stock or option plan or other written agreement in compliance with Rule 701 under the Securities Act before the effective date of the registration statement of which this prospectus is a part (to the extent such equity interests are not subject to a lock-up agreement) is entitled to rely on Rule 701 to resell such equity interests beginning 90 days after we become subject to the public company reporting requirements of the Exchange Act in reliance on Rule 144, but without compliance with the holding period requirements contained in Rule 144. Accordingly, subject to any applicable lock-up agreements, beginning 90 days after we become subject to the public company reporting requirements of the Exchange Act, under Rule 701 persons who are not our “affiliates,” as defined in Rule 144, may resell those shares without complying with the minimum holding period or public information requirements of Rule 144, and persons who are our “affiliates” may resell those shares without compliance with Rule 144’s minimum holding period requirements (subject to the terms of the lock-up agreements referred to below, if applicable).

Form S-8

Following the completion of this offering, we intend to file a registration statement on Form S-8 under the Securities Act to register shares of Class A common stock issued or issuable under our stock option plan. The registration statement on Form S-8 is expected to become effective automatically upon filing. As of May 31, 2019, 409,278 shares of our Class A common stock were issuable upon the exercise of outstanding stock options, of which 97,403 options to purchase shares had vested and had not been exercised. Class A common stock issued upon exercise of a stock option and registered under the Form S-8 registration statement will, subject to vesting provisions and Rule 144 volume limitations applicable to our “affiliates,” be available for sale in the public market, immediately following the expiration of or release from the lock-up agreements.

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES

The following discussion describes certain material U.S. federal income tax consequences associated with the purchase, ownership and disposition of shares of our Class A common stock, which we refer to in this prospectus as our “common stock.” This discussion deals only with beneficial owners of shares of our common stock that purchase the shares in this offering and will hold shares as capital assets within the meaning of Section 1221 of the Code (generally, property held for investment). Because this section is a general summary, it does not address all aspects of taxation that may be relevant to particular stockholders in light of their personal investment or tax circumstances, or to certain types of stockholders that are subject to special treatment under the U.S. federal income tax laws, including, but not limited to, brokers or dealers in securities, banks or other financial institutions, regulated investment companies, real estate investment trusts, insurance companies, tax-exempt entities, persons holding common stock as a part of a hedging, integrated, conversion or constructive sale transaction or a straddle, persons subject to special tax accounting rules under Section 451(b) of the Code, traders in securities that elect to use a mark-to-market method of accounting for their securities holdings, persons liable for alternative minimum tax, U.S. Holders (as defined below) whose “functional currency” is not the U.S. dollar, entities or arrangements treated as partnerships for U.S. federal income tax purposes or investors in such entities, persons who acquired our common stock through the exercise of employee stock options or otherwise as compensation for services, certain U.S. expatriates, “controlled foreign corporations,” “passive foreign investment companies,” and persons deemed to sell our common stock under the constructive sale provisions of the Code.

This discussion is based upon the provisions of the Code, the existing and proposed U.S. Treasury regulations promulgated thereunder and administrative and judicial interpretations thereof, all as of the date hereof, and such authorities may be repealed, revoked, modified or subject to differing interpretations, possibly with retroactive effect, so as to result in U.S. federal income tax consequences different from those discussed below. This discussion does not address any state, local or foreign tax consequences, or any U.S. federal tax consequences other than U.S. federal income tax consequences.

If a partnership or other entity or arrangement treated as a partnership for U.S. federal income tax purposes holds our common stock, the tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership. Partners in a partnership purchasing our common stock are encouraged to consult their own tax advisors.

THIS SUMMARY IS NOT INTENDED TO CONSTITUTE A COMPLETE DESCRIPTION OF ALL TAX CONSEQUENCES RELATING TO THE PURCHASE, OWNERSHIP AND DISPOSITION OF OUR COMMON STOCK. PROSPECTIVE HOLDERS OF OUR COMMON STOCK ARE ENCOURAGED TO CONSULT WITH THEIR OWN TAX ADVISORS REGARDING THE TAX CONSEQUENCES TO THEM (INCLUDING THE APPLICATION AND EFFECT OF ANY STATE, LOCAL AND FOREIGN INCOME AND OTHER TAX LAWS) OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF OUR COMMON STOCK.

Consequences to U.S. Holders

The following is a summary of the U.S. federal income tax consequences that will apply to a U.S. Holder of shares of our common stock. A “U.S. Holder” of shares of our common stock means a beneficial owner of shares of common stock that is for U.S. federal income tax purposes:

•	an individual citizen or resident of the United States;

•	a corporation (or other entity taxable as a corporation) created or organized in the United States or under the laws of the United States or any state thereof or the District of Columbia;

•	an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

•

a trust if it is subject to the primary supervision of a court within the United States and one or more U.S. persons have the authority to control all substantial decisions of the trust or has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

Dividends. If a U.S. Holder receives a distribution in respect of shares of our common stock, it generally will be treated as a dividend for U.S. federal income tax purposes to the extent that it is paid from current or accumulated earnings and profits as determined under U.S. federal income tax principles. A distribution that exceeds current and accumulated earnings and profits will be treated as a nontaxable return of capital reducing a U.S. Holder’s tax basis in the common stock and any remaining excess will be treated as capital gain from the sale or exchange of such common stock. See “—Sale, Exchange, or Other Disposition of Common Stock” below.

Under current law, dividend income may be taxed to an individual U.S. Holder at rates applicable to long term capital gains, provided that a minimum holding period and other limitations and requirements are satisfied. Any dividends that we pay to a U.S. Holder that is a U.S. corporation will qualify for a deduction allowed to U.S. corporations in respect of dividends received from other U.S. corporations equal to a portion of any dividends received, subject to generally applicable limitations on that deduction. In general, a dividend distribution to a corporate U.S. Holder may qualify for the 50% dividends received deduction in cases where the U.S. Holder owns less than 20% of the voting power and value of our stock, or a higher dividends received deduction in certain other cases. U.S. Holders are encouraged to consult their own tax advisors regarding the holding period and other requirements that must be satisfied in order to qualify for the reduced tax rate on dividends and the dividends-received deduction.

Sale, Exchange, or Other Disposition of Common Stock. A U.S. Holder will generally recognize capital gain or loss on the sale, exchange or other disposition of our common stock. The amount of gain or loss will equal the difference between the amount realized on the sale and the tax basis of such U.S. Holder in the disposed common stock. The amount realized will include the amount of any cash and the fair market value of any other property received in exchange for the stock. The gain or loss recognized on a sale will be long-term capital gain or loss if the common stock had been held for more than one year. Long-term capital gains of non-corporate U.S. Holders are generally taxed at lower rates than those applicable to ordinary income. The deductibility of capital losses is subject to certain limitations.

Medicare Contribution Tax. U.S. Holders who are individuals, estates or certain trusts are required to pay a 3.8% tax on the lesser of (i) the U.S. person’s “net investment income” in the case of an individual, or undistributed “net investment income” in the case of an estate or trust, in each case for the relevant taxable year and (ii) the excess of the U.S. person’s modified adjusted gross income in the case of an individual, or adjusted gross income in the case of an estate or trust, in each case for the taxable year over a certain threshold (which in the case of individuals will be between $125,000 and $250,000 depending on the individual’s circumstances). Net investment income generally includes, among other things, dividends and capital gains from the sale or other disposition of stock, unless such dividend income or gains are derived in the ordinary course of the conduct of a trade or business (other than a trade or business that consists of certain passive or trading activities). A U.S. Holder that is an individual, estate or trust is encouraged to consult its tax advisor regarding the applicability of the Medicare tax to its income and gains in respect of its investment in our common stock.

Information Reporting and Backup Withholding. U.S. Treasury regulations require information reporting and backup withholding on certain payments on common stock or on the sale thereof. When required, we will report to the Internal Revenue Service (the “IRS”) and to each U.S. Holder the amounts paid on or with respect to our common stock and the U.S. federal withholding tax, if any, withheld from such payments. A U.S. Holder will be subject to backup withholding on the dividends paid on the common stock and proceeds from the sale of the common stock at the applicable rate if the U.S. Holder (i) fails to provide us or our paying agent with a correct taxpayer identification number or certification of exempt status (such as a certification of corporate status), (ii) has been notified by the IRS that it is subject to backup withholding as a result of the failure to properly report payments of interest or dividends, or (iii) in certain circumstances, has failed to certify under penalty of perjury that it is not subject to backup withholding. A U.S. Holder may be eligible for an exemption from backup withholding by providing a properly completed IRS Form W-9 to us or our paying agent.

Backup withholding does not represent an additional U.S. federal income tax. Any amounts withheld from a payment to a U.S. Holder under the backup withholding rules will be allowed as a credit against such holder’s U.S. federal income tax liability and may entitle the holder to a refund, provided that the required information or returns are timely furnished by the holder to the IRS.

Consequences to Non-U.S. Holders

The following is a summary of the U.S. federal income tax consequences that will apply to a Non-U.S. Holder of shares of our common stock. A “Non-U.S. Holder” is a beneficial owner of common stock (other than an entity or arrangement treated as a partnership for U.S. federal income tax purposes) that is not a U.S. Holder.

Dividends. Except as otherwise described below, dividends paid to a Non-U.S. Holder, if any, generally will be subject to withholding of U.S. federal income tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty. A Non-U.S. Holder wishing to claim the benefits of an applicable income tax treaty for dividends will be required to complete IRS Form W-8BEN or IRS Form W-8BEN-E (or other applicable or successor form) and certify under penalties of perjury that such Non-U.S. Holder is not a U.S. person and is entitled to the benefits of the applicable income tax treaty.

Dividends paid to a Non-U.S. Holder that are effectively connected with such Non-U.S. Holder’s conduct of a trade or business within the United States or, if certain treaties apply, are attributable to a U.S. permanent establishment, are not subject to the withholding tax but instead are subject to regular graduated U.S. federal income tax rates in the same manner as a U.S. Holder. Special certification and disclosure requirements, including the completion of IRS Form W-8ECI (or any successor form), must be satisfied for effectively connected dividends to be exempt from withholding. In addition, a non-U.S. Holder that is a foreign corporation may be subject to an additional branch profits tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty on any effectively connected dividends received by such non-U.S. Holder. In order to claim the benefit of an applicable income tax treaty, special certifications and other requirements may apply to certain Non-U.S. Holders that are entities rather than individuals.

If a Non-U.S. Holder is eligible for a reduced rate of U.S. withholding tax pursuant to an income tax treaty, such Non-U.S. Holder may obtain a refund of any excess amounts withheld by filing an appropriate claim for refund with the IRS.

Sale, Exchange or Other Disposition of Common Stock. Except as otherwise described below, a Non-U.S. Holder generally will not be subject to U.S. federal income tax with respect to gain recognized on a sale, exchange or other disposition of shares of our common stock unless:

•

the Non-U.S. Holder is an individual who is present in the United States for a period or periods aggregating 183 days or more in the taxable year in which the sale, exchange or other disposition occurs and certain other conditions are met;

•

the gain is effectively connected with such Non-U.S. Holder’s conduct of a trade or business in the United States, or, if certain income tax treaties apply, is attributable to a U.S. permanent establishment; or

•

our common stock constitutes a U.S. real property interest by reason of our status as a “U.S. real property holding corporation” (a “USRPHC”) for U.S. federal income tax purposes at any time within the shorter of the five-year period preceding the disposition or such Non-U.S. Holder’s holding period of our common stock.

A Non-U.S. Holder described in the first bullet point above will be subject to U.S. federal income tax at a rate of 30% (or such lower rate as specified by an applicable income tax treaty) on the amount of such gain, which generally may be offset by U.S. source capital losses.

An individual Non-U.S. Holder described in the second bullet above, or, subject to the exception described in the next paragraph, the third bullet above, generally will be subject to tax on the net gain derived from the sale under regular graduated U.S. federal income tax rates in the same manner as if such Non-U.S. Holder were a U.S. Holder unless an applicable income tax treaty provides otherwise. If the Non-U.S. Holder is a foreign corporation for U.S. federal income tax purposes whose gain is described in the second bullet above, then such gain will be subject to tax on the net gain under regular graduated U.S. federal income tax rates in the same manner as a U.S. Holder and, in addition, may be subject to the branch profits tax at a rate of 30% or at such lower rate as may be specified by an applicable income tax treaty.

With respect to the third bullet above, generally, a corporation is a USRPHC if the fair market value of its United States real property interests equals or exceeds 50% of the sum of the fair market value of its worldwide real property interests and its other assets used or held for use in business. We believe that we are not currently and will not become a USRPHC. However, because the determination of whether we are a USRPHC depends on the fair market value of our U.S. real property assets relative to the fair market value of our other business assets, there can be no assurance that we will not become a USRPHC in the future. Even if we become a USRPHC, however, as long as our common stock is regularly traded on an established securities market, such common stock will be treated as an interest in a U.S. real property holding corporation only if a Non-U.S. Holder actually or constructively holds more than 5% of our regularly traded common stock at any time during the applicable period as specified in the Code.

Information Reporting and Backup Withholding. In general, we must report annually to the IRS and to each Non-U.S. Holder the amount of dividends paid to such holder and the U.S. federal withholding tax withheld with respect to those dividends, regardless of whether withholding is reduced or eliminated by an applicable income tax treaty. Copies of this information reporting may also be made available under the provisions of a specific tax treaty or agreement with the tax authorities in the country in which the Non-U.S. Holder resides or is established.

U.S. backup withholding tax is imposed on certain dividend payments to Non-U.S. Holders that fail to furnish the information required under the U.S. information reporting requirements. Dividends on common stock paid to a Non-U.S. Holder will generally be exempt from backup withholding, provided the Non-U.S. Holder meets applicable certification requirements, including providing a correct and properly executed IRS Form W-8BEN or IRS Form W-8BEN-E (or other applicable or successor form), or otherwise establishes an exemption.

Information reporting and, depending on the circumstances, backup withholding will apply to the proceeds of a sale of our common stock within the United States or conducted through certain United States-related financial intermediaries, unless the beneficial owner certifies under penalty of perjury that it is a Non-U.S. Holder (and the payor does not have actual knowledge or reason to know that the beneficial owner is a United States person as defined under the Code), or such owner otherwise establishes an exemption.

Backup withholding does not represent an additional U.S. federal income tax. Any amounts withheld from a payment to a Non-U.S. Holder under the backup withholding rules will be allowed as a credit against such holder’s U.S. federal income tax liability and may entitle the holder to a refund, provided that the required information or returns are timely furnished by the holder to the IRS.

Foreign Account Legislation

Certain provisions of the Code and the U.S. Treasury regulations and administrative guidance issued thereunder (“FATCA”) generally imposes a withholding tax of 30% on any dividends on our common stock paid to certain foreign financial institutions, unless such institution enters into an agreement with the U.S. government to, among other things, collect and provide to the U.S. tax authorities substantial information regarding U.S. account holders of such institution (which includes certain equity and debt holders of such institution, as well as certain account holders that are foreign entities with U.S. owners) or another exception applies. The legislation also generally imposes a withholding tax of 30% on any dividends on our common stock paid to a non-financial foreign entity unless such entity provides the withholding agent with either certification that such entity does not have any substantial U.S. owners or identification of the direct and indirect substantial U.S. owners of the entity. While withholding under FATCA would also have applied to payments of gross proceeds from the sale or other disposition of the notes on or after January 1, 2019, recently proposed U.S. Treasury regulations eliminate FATCA withholding on payments of gross proceeds entirely. Although these recent Treasury regulations are not final, holders generally may rely on them, they can be relied upon until final U.S. Treasury regulations are issued. Under certain circumstances, a Non-U.S. Holder of our common stock may be eligible for refunds or credits of such taxes. Investors are encouraged to consult with their tax advisors regarding the possible implications of this legislation on their investment in our common stock.

UNDERWRITING

We and Kura Japan, on the one hand, and BMO Capital Markets Corp. and Stephens Inc., as representatives of the underwriters named below, on the other hand, have entered into an underwriting agreement, dated July 31, 2019, with respect to the shares of Class A common stock being offered. Subject to certain conditions, each underwriter has agreed, severally and not jointly, to purchase from us the respective number of shares of Class A common stock shown opposite its name in the following table.

Name	Number of Shares of Class A Common Stock
BMO Capital Markets Corp.	1,305,000
Stephens Inc.	725,000
BTIG, LLC	435,000
Roth Capital Partners, LLC	290,000
Maxim Group LLC	145,000

Total	2,900,000

The underwriters are committed to take and pay for all of the shares of Class A common stock being offered, if any are taken, other than the shares of Class A common stock covered by the option described below unless and until that option is exercised. If an underwriter fails or refuses to purchase any of its committed shares of Class A common stock, the purchase commitments of the non-defaulting underwriters may be increased or the offering may be terminated.

The underwriters have an option to buy up to an additional 435,000 shares of Class A common stock from us to cover sales by the underwriters of a greater number of shares than the total number set forth in the table above. They may exercise this option for 30 days. If any shares are purchased pursuant to this option, the underwriters will purchase, severally and not jointly, shares of Class A common stock in approximately the same proportion as set forth in the table above, and the underwriters will offer the additional shares of Class A common stock on the same terms as those on which the shares of Class A common stock are being offered.

The underwriters propose to offer the shares of our Class A common stock directly to the public at the initial public offering price set forth on the cover of this prospectus and to certain dealers at such offering price less a concession not in excess of $0.59 per share. After the initial public offering of the shares of Class A common stock, the offering price and the selling concession may be changed by the underwriters.

The following table shows the per share and total initial public offering price, underwriting discounts and commissions to be paid by us to the underwriters and proceeds before expenses to us. The information assumes both no exercise and full exercise of the underwriters’ option to purchase additional shares of Class A common stock.

	Per Share	Total
		No Exercise	Full Exercise
Initial public offering price	$14.00	$40,600,000	$46,690,000
Underwriting discounts and commissions	$0.98	$2,842,000	$3,268,300
Proceeds, before expenses, to us	$13.02	$37,758,000	$43,421,700

We estimate that the total expenses of the offering, including registration, filing and listing fees, printing fees and legal and accounting expenses, but excluding underwriting discounts and commissions, will be approximately $4.2 million, all of which will be paid by us. We have agreed to reimburse the underwriters up to $15,000 for certain of their expenses incurred in connection with the clearance of this offering with the Financial Industry Regulatory Authority, Inc.

We and our officers and directors and the holders of substantially all of our options and equity interests, including Kura Japan, have agreed with the underwriters that, for a period of 180 days after the date of the final prospectus, subject to certain exceptions, we and they will not (i) offer, sell, pledge, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of (or enter into any transaction which is designed to, or might reasonably be expected to, result in the disposition), directly or indirectly, including the filing (or participation in the filing) with the SEC of a registration statement under the Securities Act to register, any shares of our Class A common stock or Class B common stock or any securities convertible into or exercisable or exchangeable for our Class A common stock or Class B common stock or warrants or other rights to acquire shares of our Class A common stock or Class B common stock of which such officer, director or holder is now, or may in the future become, the beneficial owner (within the meaning of Rule 13d-3 under the Exchange Act), (ii) enter into any swap or other derivatives transaction that transfers to another, in whole or in part, directly or indirectly, any of the economic benefits or risks of ownership of such Class A common stock, Class B common stock, securities, warrants or other rights to acquire Class A common stock or Class B common stock, whether any such transaction described in clause (i) or (ii) above is to be settled by delivery of Class A common stock, Class B common stock or other securities, in cash or otherwise, or (iii) publicly disclose the intention to enter into any transaction described in clause (i) or (ii) above, except, if the holder is an officer or director of the Company, with the prior written consent of the representatives; provided that the representatives, on behalf of the underwriters, has agreed to notify us at least three business days before the effective date of any release or waiver granted to one of our officers or directors, and we have agreed to announce the impending release or waiver by issuing a press release through a major news service at least two business days before the effective date of the release or waiver.

The restrictions above do not apply to the following, subject to certain limitations set forth in the lock-up agreements:

•	transfers of securities as a bona fide gift;

•	transfers or dispositions of securities to any trust for the direct or indirect benefit of the lock-up signatory or any member of the immediate family of the lock-up signatory;

•	transfers of securities to affiliates, limited partners, general partners, limited liability company members or stockholders;

•	transfers of securities by will, other testamentary document or intestate succession to the legal representative, heir, beneficiary or a member of the immediate family of the lock-up signatory;

•

transfers to the Company in connection with the “net” or “cashless” exercise of options or other rights to purchase common stock that would otherwise expire and were granted pursuant to an equity incentive plan, stock purchase plan or other arrangement described in this prospectus in satisfaction of any tax withholding obligations through cashless surrender or otherwise, other than a “broker-assisted” exercise;

•

transfers or dispositions of shares of our common stock or securities convertible or exchangeable into shares of our common stock acquired in open market purchases after the completion of this offering; or

•	entry into any trading plan established pursuant to Rule 10b5-1 under the Exchange Act.

See “Shares Eligible for Future Sale” for a discussion of certain transfer restrictions.

Prior to the offering, there has been no public market for our Class A common stock. The initial public offering price will be negotiated among us, Kura Japan and the representatives of the underwriters. Among the factors to be considered in determining the initial public offering price of the shares, in addition to prevailing market conditions, will be our historical performance, estimates of our business potential and earnings prospects, an assessment of our management and the consideration of the above factors in relation to market valuation of companies in related businesses.

Our Class A common stock has been approved for listing on the Nasdaq Global Market under the symbol “KRUS.” In connection with the offering, the underwriters may purchase and sell shares of our Class A common stock in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering, and a short position represents the amount of such sales that have not been covered by subsequent purchases. A “covered short position” is a short position that is not greater than the amount of additional shares of Class A common stock for which the underwriters’ option described above may be exercised. The underwriters may cover any covered short position by either exercising their option to purchase additional shares of Class A common stock or purchasing shares of Class A common stock in the open market. In determining the source of shares of Class A common stock to cover the covered short position, the underwriters will consider, among other things, the price of shares of Class A common stock available for purchase in the open market as compared to the price at which they may purchase additional shares of Class A common stock pursuant to the option described above. “Naked” short sales are any short sales that create a short position greater than the amount of additional shares of Class A common stock for which the option described above may be exercised. The underwriters must cover any such naked short position by purchasing shares of Class A common stock in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the Class A common stock in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchases of Class A common stock made by the underwriters in the open market prior to the completion of the offering.

The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representative has repurchased shares sold by or for the account of such underwriter in stabilizing or short covering transactions.

Purchases to cover a short position and stabilizing transactions, as well as other purchases by the underwriters for their own accounts, may have the effect of preventing or retarding a decline in the market price of the Class A common stock, and together with the imposition of the penalty bid, may stabilize, maintain or otherwise affect the market price of the Class A common stock. As a result, the price of our Class A common stock may be higher than the price that otherwise might exist in the open market. The underwriters are not required to engage in these activities and may end any of these activities at any time. These transactions may be effected on the Nasdaq Stock Market, in the over-the-counter market or otherwise.

In connection with this offering, the underwriters may engage in passive market making transactions in the Class A common stock on the Nasdaq Stock Market in accordance with Rule 103 of Regulation M under the Exchange Act during a period before the commencement of offers or sales of common stock and extending through the completion of distribution. A passive market maker must display its bid at a price not in excess of the highest independent bid of that security. However, if all independent bids are lowered below the passive market maker’s bid, that bid must then be lowered when specified purchase limits are exceeded. Passive market making may cause the price of our Class A common stock to be higher than the price that otherwise would exist in the open market in the absence of those transactions. The underwriters are not required to engage in passive market making and may end passive market making activities at any time.

The underwriters do not expect sales to discretionary accounts to exceed five percent of the total number of shares of Class A common stock offered.

We and Kura Japan have agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act and to contribute to payments that the underwriters may be required to make for these liabilities.

A prospectus in electronic format may be made available on websites maintained by one or more underwriters, or selling group members, if any, participating in this offering. The representative may agree to allocate a number of shares of our common stock to underwriters for sale to their online brokerage account holders. Internet distributions will be allocated by the representative to underwriters that may make internet distributions on the same basis as other allocations.

The underwriters and their respective affiliates are full-service financial institutions engaged in various activities, which may include sales and trading, commercial and investment banking, advisory, investment management, investment research, principal investment, hedging, market making, brokerage and other financial and non-financial activities and services. Certain of the underwriters and their respective affiliates have provided, and may in the future provide, a variety of these services to us and to persons and entities with relationships with us, for which they received or will receive customary fees and expenses.

In the ordinary course of their various business activities, the underwriters and their respective affiliates, officers, directors and employees may purchase, sell or hold a broad array of investments and actively trade securities, derivatives, loans, commodities, currencies, credit default swaps and other financial instruments for their own account and for the accounts of their customers, and such investment and trading activities may involve or relate to our assets, securities and/or instruments (directly, as collateral securing other obligations or otherwise) and/or persons and entities with relationships with us. The underwriters and their respective affiliates may also communicate independent investment recommendations, market color or trading ideas and/or publish or express independent research views in respect of such assets, securities or instruments and may at any time hold, or recommend to clients that they should acquire, long and/or short positions in such assets, securities and instruments.

Offer Restrictions Outside the United States

Other than in the United States, no action has been taken by us or the underwriters that would permit a public offering of the securities offered by this prospectus in any jurisdiction where action for that purpose is required. The securities offered by this prospectus may not be offered or sold, directly or indirectly, nor may this prospectus or any other offering material or advertisements in connection with the offer and sale of any such securities be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of that jurisdiction. Persons into whose possession this prospectus comes are advised to inform themselves about and to observe any restrictions relating to the offering and the distribution of this prospectus. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities offered by this prospectus in any jurisdiction in which such an offer or a solicitation is unlawful.

Canada

The Class A common stock may be sold in Canada only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations. Any resale of the Class A common stock must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws.

Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for particulars of these rights or consult with a legal advisor.

Pursuant to section 3A.3 (or, in the case of securities issued or guaranteed by the government of a non-Canadian jurisdiction, section 3A.4) of National Instrument 33-105 Underwriting Conflicts (“NI 33-105”),

the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.

European Economic Area

In relation to each member state of the European Economic Area that has implemented the Prospectus Directive (each, a “relevant member state”), with effect from and including the date on which the Prospectus Directive is implemented in that relevant member state (the “relevant implementation date”), an offer of securities described in this document may not be made to the public in that relevant member state, except that an offer of securities may be made at any time under the following exemptions under the Prospectus Directive if they have been implemented in that relevant member state:

•	to any legal entity which is a qualified investor as defined in the Prospectus Directive;

•

to fewer than 100 or, if the relevant member state has implemented the relevant provision of the 2010 PD Amending Directive, 150 natural or legal persons (other than qualified investors as defined in the Prospectus Directive), as permitted under the Prospectus Directive, subject to obtaining the prior consent of the relevant Dealer or Dealers nominated by us for any such offer; or

•	in any other circumstances falling within Article 3(2) of the Prospectus Directive,

provided that no such offer of securities shall result in a requirement for us or any underwriter to produce a prospectus pursuant to Article 3 of the Prospectus Directive or a supplemental prospectus pursuant to Article 16 of the Prospectus Directive and each person who initially acquires any securities or to whom any offer is made will be deemed to have represented, warranted and agreed to and with each of the sellers of the securities and us that it is a qualified investor within the meaning of the law in that relevant member state implementing Article 2(1)(3) of the Prospectus Directive.

For purposes of this provision, the expression an “offer of securities to the public” in any relevant member state means the communication in any form and by any means of sufficient information on the terms of the offer and the securities to be offered so as to enable an investor to decide to purchase or subscribe for the securities, as the expression may be varied in that member state by any measure implementing the Prospectus Directive in that member state, and the expression “Prospectus Directive” means Directive 2003/71/EC (and amendments thereto, including the 2010 PD Amending Directive, to the extent implemented in the relevant member state) and includes any relevant implementing measure in the relevant member state. The expression 2010 PD Amending Directive means Directive 2010/73/EU.

Neither we nor the sellers of the securities have authorized, nor do we or they authorize, the making of any offer of securities through any financial intermediary on our or their behalf, other than offers made by the underwriters with a view to the final placement of the securities as contemplated in this document. Accordingly, no purchaser of the securities, other than the underwriters, is authorized to make any further offer of the securities on behalf of us, the sellers or the underwriters.

Hong Kong

The securities may not be offered or sold in Hong Kong by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap. 32, Laws of Hong Kong), or (ii) to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a “prospectus” within the meaning of the Companies Ordinance (Cap. 32, Laws of Hong Kong) and no advertisement, invitation or document relating to the securities may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to the securities which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder.

Singapore

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the securities may not be circulated or distributed, nor may the securities be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”), (ii) to a relevant person pursuant to Section 275(1), or any person pursuant to Section 275(1A), and in accordance with the conditions specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA, in each case subject to compliance with conditions set forth in the SFA.

Where the securities are subscribed or purchased under Section 275 of the SFA by a relevant party which is:

•

a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

•	a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor,

•

securities of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the securities pursuant to an offer made under Section 275 of the SFA except:

•

to an institutional investor (for corporations, under Section 274 of the SFA) or to a relevant person defined in Section 275(2) of the SFA, or to any person pursuant to an offer that is made on terms that such securities of that corporation or such rights and interest in that trust are acquired at a consideration of not less than $200,000 (or its equivalent in a foreign currency) for each transaction, whether such amount is to be paid for in cash or by exchange of securities or other assets, and further for corporations, in accordance with the conditions specified in Section 275 of the SFA;

•	where no consideration is or will be given for the transfer; or

•	where the transfer is by operation of law.

United Kingdom

This document is not a prospectus for the purposes of the Financial Services and Markets Act 2000, as amended (the “FSMA”). Accordingly, the common stock may not be sold or offered in the UK by means of this document except in circumstances which are exempt from the prospectus requirements of FSMA.

Neither the information in this document nor any other document relating to the offer has been delivered for approval to the Financial Conduct Authority in the United Kingdom and no prospectus (within the meaning of Section 85 of the Financial Services and Markets Act 2000, as amended (the “FSMA”)) has been published or is intended to be published in respect of the common stock. This document is issued on a confidential basis to “qualified investors” (within the meaning of Section 86(7) of FSMA) in the United Kingdom, and the common stock may not be offered or sold in the United Kingdom by means of this document, any accompanying letter or any other document, except in circumstances that do not require the publication of a prospectus pursuant to Section 86(1) FSMA. This document should not be distributed, published or reproduced, in whole or in part, nor may its contents be disclosed by recipients to any other person in the United Kingdom.

Any invitation or inducement to engage in investment activity (within the meaning of Section 21 of FSMA) received in connection with the issue or sale of the common stock has only been communicated or caused to be communicated and will only be communicated or caused to be communicated in the United Kingdom in circumstances in which Section 21(1) of FSMA does not apply to us.

In the United Kingdom, this document is being distributed only to, and is only directed at, persons (i) who have professional experience in matters relating to investments falling within Article 19(5) (investment professionals) of the Financial Services and Markets Act 2000 (Financial Promotions) Order 2005 (the “FPO”), (ii) who fall within the categories of persons referred to in Article 49(2)(a) to (d) (high net worth companies, unincorporated associations, etc.) of the FPO or (iii) to whom it may otherwise be lawfully communicated (together “relevant persons”). The investments to which this document relates are available only to, and any invitation, offer or agreement to purchase, subscribe for or otherwise acquire such investments will be engaged in only with, relevant persons. Any person in the United Kingdom that is not a relevant person should not act or rely on this document or any of its contents.

LEGAL MATTERS

The validity of the shares of common stock offered by this prospectus will be passed upon for us by Squire Patton Boggs (US) LLP, Los Angeles, California. Certain legal matters in connection with this offering will be passed upon for the underwriters by Mayer Brown LLP, New York, New York.

EXPERTS

The financial statements as of August 31, 2018 and August 31, 2017, and for each of the two years in the period ended August 31, 2018, included in this prospectus have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report appearing herein. Such financial statements have been so included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

Independence Assessment of Independent Registered Public Accounting Firm

Deloitte & Touche LLP (“Deloitte US”) advised the board of directors of the Company that in 2016 and 2018 a different member firm of Deloitte Touche Tohmatsu Limited (“Deloitte Taiwan”) had performed certain non-audit services for Kura Sushi Taiwan Co. Ltd, a sister affiliate of the Company. These non-audit services, which had been provided prior to the Company decision to register securities with the SEC, were deemed to be prohibited management functions under the SEC’s auditor independence rules.

Deloitte US informed the board of directors that Deloitte US maintained objectivity and impartiality on all issues encompassed within its audits of the Company’s financial statements for the fiscal years ended August 31, 2017 and 2018 because:

•	The impermissible non-audit services had no impact on the Company’s financial statements and were not subject to Deloitte US’s audits;

•	Deloitte US’s audit team for the Company had not been previously aware of the impermissible non-audit services and was not involved in the provision of such services;

•	The impermissible non-audit services were performed for a short period of time (approximately two months) and have been terminated; and

•	Kura Sushi Taiwan Co. Ltd is immaterial to the Company’s parent and the impermissible non-audit services provided were inconsequential to it.

After considering the facts and circumstances, the board of directors concurred in Deloitte US’s conclusion that, for the reasons described, the impermissible services did not impair Deloitte US’s objectivity and impartiality with respect to the planning and execution of the audits of the Company’s financial statements for the fiscal years ended August 31, 2017 and 2018.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the common stock. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement, some items of which are contained in exhibits to the registration statement as permitted by the rules and regulations of the SEC. For further information with respect to us and our common stock, we refer you to the registration statement, including the exhibits and the financial statements and notes filed as a part of the registration statement. Statements contained in this prospectus concerning the contents of any contract or any other document are not necessarily complete. If a contract or document has been filed as an exhibit to the registration statement, please see the copy of the contract or document that has been filed. Each statement in this prospectus relating to a contract or document filed as an exhibit is qualified in all respects by the filed exhibit. The exhibits to the registration statement should be reviewed for the complete contents of these contracts and documents.

Upon completion of this offering, we will become subject to the information and periodic and current reporting requirements of the Exchange Act, and in accordance therewith, will file periodic and current reports, proxy statements and other information with the SEC. The registration statement, such periodic and current reports and other information can be inspected and copied at the Public Reference Room of the SEC located at 100 F Street, N.E., Washington, D.C. 20549. Copies of such materials, including copies of all or any portion of the registration statement, can be obtained from the Public Reference Room of the SEC at prescribed rates. You can call the SEC at 1-800-SEC-0330 to obtain information on the operation of the Public Reference Room. Such materials may also be accessed electronically by means of the SEC’s website at www.sec.gov.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the stockholder and the Board of Directors of Kura Sushi USA, Inc.

Opinion on the Financial Statements

We have audited the accompanying balance sheets of Kura Sushi USA, Inc. (the “Company”) as of August 31, 2018 and 2017, the related statements of income, stockholder’s equity, and cash flows, for each of the two years in the period ended August 31, 2018, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of August 31, 2018 and 2017, and the results of its operations and its cash flows for each of the two years in the period ended August 31, 2018, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Deloitte & Touche LLP

Los Angeles, California

April 5, 2019 (July 3, 2019, as to the effects of the restatement discussed in Note 9, and July 30, 2019, as to the effects of the reverse stock split described in Note 1)

We have served as the Company’s auditor since 2017.

Kura Sushi USA, Inc.

Balance Sheets

(amounts in thousands, except share and per share data)

	As of August 31,
	2017	2018
	(amounts in thousands)
Assets
Current assets:
Cash and cash equivalents	$2,882	$5,711
Accounts receivable	691	521
Inventories	269	384
Due from Parent and affiliates	7	4
Prepaid expenses and other current assets	740	662

Total current assets	4,589	7,282
Non-current assets:
Property and equipment—net	17,000	23,195
Deposits and other assets	559	520
Deferred tax assets	1,012	1,072

Total non-current assets	18,571	24,787

Total assets	$23,160	$32,069

Liabilities and stockholder’s equity
Current liabilities:
Accounts payable	$1,796	$1,959
Accrued expenses and other current liabilities	196	507
Salaries and wages payable	693	817
Capital leases	666	1,010
Due to Parent and affiliates	211	114
Sales tax payable	335	395

Total current liabilities	3,897	4,802
Non-current liabilities:
Capital leases—non-current	2,878	3,443
Deferred rent	1,009	1,371
Tenant allowances	553	787
Other liabilities	165	161

Total non-current liabilities	4,605	5,762

Total liabilities	8,502	10,564

Commitments and contingencies (Note 4)
Stockholder’s equity:
Class A common stock, $0.001 par value; 20,000,000 authorized, 4,000,000 issued and outstanding as of August 31, 2017 and August 31, 2018, respectively	4	4
Class B common stock, $0.001 par value; 10,000,100 authorized, 1,000,000 and 1,000,050 issued and outstanding as of August 31, 2017 and August 31, 2018, respectively	1	1
Additional paid-in capital	15,120	20,225
Retained earnings (Accumulated deficit)	(467)	1,275

Total stockholder’s equity	14,658	21,505

Total liabilities and stockholder’s equity	$23,160	$32,069

See accompanying notes to financial statements

Kura Sushi USA, Inc.

Statements of Income

(amounts in thousands, except share and per share data)

	Fiscal Years Ended August 31,
	2017	2018
Sales	$37,251	$51,744
Restaurant operating costs:
Food and beverage costs	13,389	17,594
Labor and related costs	12,117	15,994
Occupancy and related expenses	2,077	3,013
Depreciation and amortization expenses	1,345	1,624
Other costs	3,907	5,404

Total restaurant operating costs	32,835	43,629

General and administrative expenses	3,364	5,965
Depreciation and amortization expenses	25	51
Impairment of long-lived asset	—	236

Total operating expenses	36,224	49,881

Operating income	1,027	1,863

Other expense (income):
Interest expense	85	128
Interest income	(5)	(12)

Income before income taxes	947	1,747

Income tax expense	240	5

Net income	$707	$1,742

Net income attributable to Class A and Class B stockholder
- basic and diluted	$707	$1,742

Net income per Class A and Class B share attributable to stockholder
Basic	$0.14	$0.35

Diluted	$0.14	$0.34

Weighted average shares used to compute net income per share attributable to Class A and Class B stockholder
Basic	5,000,000	5,000,046

Diluted	5,000,000	5,050,288

See accompanying notes to financial statements

Kura Sushi USA, Inc.

Statements of Stockholder’s Equity

(amounts in thousands, except share and per share data)

	Common Stock				Additional Paid-in Capital	Retained Earnings (Accumulated Deficit)	Total Stockholder’s Equity
	Class A		Class B
	Shares	Amount	Shares	Amount
Balances as of September 1, 2016	4,000,000	$4	1,000,000	$1	$10,120	$(1,174)	$8,951
Additional capital investment from Parent					5,000		5,000
Net income						707	707

Balances as of August 31, 2017	4,000,000	4	1,000,000	1	15,120	(467)	14,658
Issuance of common stock			50	—	—		—
Stock-based compensation					105		105
Additional capital investment from Parent					5,000		5,000
Net income						1,742	1,742

Balances as of August 31, 2018	4,000,000	$4	1,000,050	$1	$20,225	$1,275	$21,505

See accompanying notes to financial statements

Kura Sushi USA, Inc.

Statements of Cash Flows

(amounts in thousands)

	Fiscal Years Ended August 31,
	2017	2018
Cash Flows From Operating Activities
Net Income	$707	$1,742
Adjustments to reconcile net income to net cash provided by operating activities
Depreciation and amortization	1,370	1,675
Stock-based compensation	—	105
Loss on disposal of property and equipment	10	234
Deferred income taxes	173	(60)
Changes in operating assets and liabilities:
Accounts receivable	(480)	170
Inventories	(41)	(115)
Due from Parent and affiliates	(6)	3
Prepaid expenses and other current assets	(102)	66
Deposits and other assets	(100)	53
Accounts payable	523	250
Accrued expenses and other current liabilities	52	311
Sales tax payable	79	60
Salary and wages payable	202	124
Due to Parent and affiliates	19	28
Deferred rent and tenant allowances	530	597

Net cash provided by operating activities	2,936	5,243

Cash Flows From Investing Activities
Payments for short-term investment	(12)	—
Redemption of short-term investment	12	12
Payments for property and equipment	(6,028)	(7,089)
Proceeds from disposal of property and equipment	7	502
Payment for purchase of liquor license	(21)	(15)

Net cash used in investing activities	(6,042)	(6,590)

Cash Flows From Financing Activities
Cash received for additional capital investment from Parent	5,000	5,000
Repayment of principal on capital lease	(405)	(824)

Net cash provided by financing activities	4,595	4,176

Increase in cash and cash equivalents	1,489	2,829
Cash and cash equivalents, beginning of year	1,393	2,882

Cash and cash equivalents, end of year	$2,882	$5,711

Supplemental disclosures of cash flow information
Cash paid for interest	$80	$116

Cash paid for income taxes (net of refunds)	$137	$4

Noncash investing and financing activities
Acquisition of capital leases	$1,927	$1,733

Amounts included in accounts payable for purchases of property and equipment	$270	$57

See accompanying notes to financial statements

Note 1—Organization and Description of Business

Kura Sushi USA, Inc. (the “Company” or “Kura Sushi”) operates revolving sushi bar restaurants, which offer a combination of Japanese cuisine and a revolving sushi service model. As of April 1, 2019, the Company operates 21 restaurants in California, Texas, Georgia and Illinois.

In November 2008, Kura Sushi, Inc. (the “Parent” or “Kura Japan”) formed its wholly-owned subsidiary, Kula West Irvine, Inc., a California corporation (“Kula West”), as a wholly-owned subsidiary of Kura Japan, through which Kura Japan conducted its U.S. operations. Kura Japan owned all 10,000 shares of Kula West common stock. In June 2011, Kula West changed its name to Kula Sushi USA, Inc. (“Kula Sushi”). On October 4, 2017, Kura Japan formed another wholly-owned subsidiary, Kura Sushi USA, Inc., as a corporation in the State of Delaware, prior to and in connection with a merger of Kula Sushi into Kura Sushi USA, Inc., common control entities, for the primary purposes of changing the state of incorporation from California to Delaware, as well as modifying the name of the Company. At the time of formation of Kura Sushi, Kura Sushi issued 100 shares of Class B common stock to Kura Japan.

On October 10, 2017, Kula Sushi merged into Kura Sushi, with Kura Sushi remaining as the surviving corporation. By virtue of the merger, and without action on the part of Kura Japan as holder thereof, each of the 10,000 shares of common stock of Kula Sushi held by Kura Japan was automatically cancelled and converted into 1,000 shares of Class B common stock of Kura Sushi. On all matters to be voted on by stockholders, holders of our Class A common stock are entitled to one vote per share while holders of our Class B common stock are entitled to 10 votes per share. Each share of Class B common stock is convertible into one share of Class A common stock at the option of the holder, upon transfer or in certain specified circumstances. With the exception of voting rights and conversion rights, holders of Class A and Class B common stock will have identical rights.

On January 25, 2019, the Company entered into a Share Exchange Agreement (the “Share Exchange Agreement”) with Kura Japan to exchange 4,000,000 shares of the Company’s Class B common stock for 4,000,000 shares of the Company’s Class A common stock on a post-split basis.

On July 18, 2019 the Company’s board of directors approved a 1-for-2 reverse split of shares of our Class A common stock and Class B common stock. The reverse stock split will occur upon the effectiveness of our amended and restated certification of incorporation, which will be effective in connection with the completion of this offering. The par values and the authorized shares of the common stock will not be adjusted as a result of the reverse stock split. All issued and outstanding common stock and related per share amounts contained in the financial statements have been retroactively adjusted to reflect this reverse stock split for all periods presented. The accompanying financial statements and notes to the financial statements give retroactive effect to the merger, the share exchange provided for in the Share Exchange Agreement and the reverse stock split. As such, the financial statements show Kura Japan as having held 4,000,000 shares of Class A common stock and 1,000,000 shares of Class B common stock as of September 1, 2016 in the statement of stockholder’s equity, notwithstanding that as of August 31, 2018, Kura Japan held no shares of Class A common stock and 10,000,100 shares of Class B common stock of the Company.

Note 2—Basis of Presentation and Summary of Significant Accounting Policies

Basis of Presentation

The accompanying financial statements have been prepared in accordance with generally accepted accounting principles in the United States (“GAAP”). The Company’s fiscal year begins on September 1 and ends on August 31 and references made to “fiscal year 2017” and “fiscal year 2018” refer to the Company’s fiscal years ended August 31, 2017 and August 31, 2018, respectively.

Reclassification

Certain reclassifications have been made to prior period balances in order to conform to the current period’s presentation. The reclassifications had no impact on total sales, expenses, assets, liabilities, stockholder’s equity, cash flows from operating activities, cash flows from investing activities, or cash flows from financing activities for all periods presented.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods presented.

Significant items subject to such estimates include asset retirement obligations, stock-based compensation, the useful lives of assets, the assessment of the recoverability of long-lived assets, and income taxes. The Company evaluates its estimates and assumptions on an ongoing basis using historical experience and other factors, and adjusts those estimates and assumptions when facts and circumstances dictate. Actual results could differ materially from those estimates and assumptions.

Concentration of Credit Risk

Financial instruments that potentially subject the Company to concentration of credit risk consist principally of cash and cash equivalents. The Company maintains its cash and cash equivalents with financial institutions and, at times, the balance may exceed the Federal Deposit Insurance Corporation federally insured limits. The Company has never experienced any losses related to these balances.

Concentration of Significant Suppliers

The Company relies on third parties for specified food products and supplies. In instances where these parties fail to perform their obligations, the Company may be unable to find alternative suppliers. The Company is subject to supplier concentration risk as JFC International Inc., a subsidiary of Kikkoman Corporation and the Company’s largest supplier, accounted for approximately 29.0% and 47.4% of total food and beverage costs for fiscal years 2017 and 2018, respectively. The Company also relies on Wismettac Asian Foods, Inc. (formerly Nishimoto Trading Co., Ltd.), a subsidiary of Nishimoto Co., Ltd., which provided food products and supplies equaling approximately 15.1% and 28.0% of total food and beverage costs for fiscal years 2017 and 2018, respectively. Additionally, the Company relied on True World Foods LLC, which accounted for approximately 14.8% of total food and beverage costs in fiscal year 2017. The Company’s spend with True World Foods LLC was immaterial for fiscal year 2018.

Segment Information

Management has determined that the Company has one operating segment and therefore one reportable segment. The Company’s chief operating decision maker, who is its Chief Executive Officer, reviews financial performance and allocates resources. All of the Company’s sales are derived in the United States of America.

Cash and Cash Equivalents

Cash and cash equivalents consist of primarily cash on hand, deposits with banks, and term deposits with maturities of three months or less. As of August 31, 2017 and August 31, 2018, cash equivalents consist of money market funds of approximately $0.4 million and $1.8 million, respectively. Due to the short-term maturities and their relatively low interest rates, the carrying value of the money market accounts approximates their fair value hierarchy. Cash and cash equivalents are maintained at financial institutions with strong credit ratings. The Company considers all highly liquid investments with an original maturity at the date of purchase of three months or less to be cash equivalents.

Accounts Receivable

Accounts receivable consist primarily of receivables from landlords for tenant allowances and credit card receivables. The Company does not extend credit to guests and thus does not have credit risk from guests.

Accounts receivable balances are stated at the amounts management expects to collect from balances outstanding at fiscal year-end, accordingly no allowance for doubtful accounts is recorded as of August 31, 2017 and August 31, 2018.

	As of August 31,
	2017	2018
	(amounts in thousands)
Tenants allowance receivable	$454	$223
Credit card receivable	237	298

	$691	$521

Inventories

Inventories consist of food, beverage and other goods, and are stated at the lower of cost or market with cost determined on a first-in, first-out basis.

Property and Equipment

Property and equipment consists of computer equipment, vehicles, software, furniture and fixtures, leasehold improvements and leased assets. Property and equipment are carried at cost, less accumulated depreciation and amortization. Depreciation and amortization on property and equipment is calculated using the straight-line method over the estimated useful lives of the respective assets, ranging from three to 20 years. Leasehold improvements are amortized on a straight-line basis over the shorter of the remaining lease term or estimated life of the improvements. The following table represents the various types of property and equipment and their respective useful lives:

Property and Equipment	Useful Life
Computer equipment	3 – 10 years
Vehicles	5 years
Software	5 years
Furniture and fixtures	10 years
Leasehold improvements	Shorter of useful life or remaining lease term
Lease assets	Fixed lease term

Long-lived assets to be held and used are reviewed for impairment whenever events or changes in circumstances indicate that the related carrying amount may be impaired. If an impairment loss has occurred, a charge is recorded to reduce the carrying amount of the asset to its estimated fair value.

Liquor Licenses

Liquor licenses are deemed to have indefinite useful lives and are subject to annual impairment testing. Liquor licenses are included in deposits and other assets in the accompanying balance sheets.

Asset Retirement Obligations

Asset retirement obligations (“ARO”) represents the estimated present value of future expenses the Company expects to incur at the end of a lease to restore the location to its original condition. The ARO is recorded as a liability at its estimated present value at inception with an offsetting increase in the carrying amount of the related property and equipment in the accompanying balance sheet. Periodic accretion of the discount of the estimated liability is recorded as an interest expense in the accompanying statements of income. Asset retirement obligations are amortized on a straight-line basis over the shorter of the remaining lease term or estimated life of the leasehold improvements. The Company’s ARO liability is approximately $0.2 million and $0.2 million as of August 31, 2017 and August 31, 2018, respectively, and is included in other liabilities in the accompanying balance sheets.

Impairment of Long-lived Assets

The Company evaluates the recoverability of long-lived assets for potential impairment whenever events or changes in circumstances indicate that the carrying value of such assets may not be recoverable. The Company records an impairment loss if (i) the undiscounted future cash flows are found to be less than the carrying amount of the asset or asset group, and (ii) the carrying amount of the asset or asset group exceeds fair value.

During the fiscal year ended August 31, 2018, one of the Company’s restaurants exited a lease prior to the end of the lease term. As a result, the property and equipment held at that location were deemed to be not recoverable, which was determined by comparing the net carrying value of the assets to the undiscounted net cash flows from the eventual disposition of the assets. Given the property and equipment at the restaurant will no longer be in use, the net carrying value of the assets were deemed to have zero value. This impairment was offset by a reimbursement from the landlord of $0.5 million for the termination of the lease, hence resulting in a net impairment charge of $0.2 million, which is included in operating income. During the fiscal year ended August 31, 2017, there were no impairment charges recognized.

Income Taxes

The provision for income taxes, income taxes payable, and deferred income taxes are determined using the asset and liability method. Deferred income tax assets and liabilities are determined based on temporary differences between the financial carrying amounts and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future. Such deferred income tax asset and liability computations are based on enacted tax laws and rates applicable to periods in which the differences are expected to reverse. The Company establishes a valuation allowance to the extent that it is more likely than not that deferred tax assets will not be recoverable against future taxable income. Income tax expense or benefit is the income tax payable or refundable for the period, plus or minus the change during the period to deferred income tax assets and liabilities.

The Company regularly evaluates the likelihood of realizing the benefit for income tax positions it has taken in federal and state filings by considering all facts, circumstances, and information available. For those benefits that the Company believes it is more likely than not will be sustained, it recognizes the largest amount it believes is cumulatively greater than 50% likely to be realized.

Revenue Recognition

Revenue from sales is recognized when food and beverages are sold to customers. Sales are presented net of discounts and sales taxes collected from customers.

Sales Taxes

Sales taxes are imposed by state, county, and city governmental authorities, collected from customers and remitted to the appropriate governmental agency. The Company’s policy is to record the sales taxes collected as a liability on the books and then remove the liability when the sales tax is remitted. There is no impact on the statements of operations income as restaurant sales are recorded net of sales tax.

Operating and Capital Leases

The Company leases all of its restaurant locations, its corporate offices, and some of the equipment used in its restaurants. At the inception of each lease, the Company determines its classification as an operating lease or a capital lease. All of the Company’s restaurant and office leases are classified as operating leases and equipment leases are classified as capital leases. The restaurant leases generally contain renewal options and the Company anticipates that most of these leases will be renewed.

Most of the restaurant and office leases provide for fixed minimum rent payments and/or contingent rent payments based upon sales in excess of specified thresholds. When achievement of such sales thresholds is deemed probable, contingent rent is accrued in proportion to the sales recognized in the period. For operating leases that include free-rent periods and rent escalation clauses, the Company recognizes rent expenses based on the straight-line method. For the purpose of calculating rent expenses under the straight-line method, the lease term commences on the date the Company obtains control of the property. The difference between the rent expenses and payments is recorded as deferred rent in the accompanying balance sheets. Tenant allowance and deferred rent liability are amortized over the lease term including renewal options as a reduction of rent expenses.

Assets acquired under capital lease arrangements are recorded at the lower of the present value of future minimum lease payments or fair value of the assets at the inception of the lease. Capital lease assets are amortized over the shorter of the useful life of the assets or the lease term, and the amortization expense is included in the depreciation and amortization financial statement line item under restaurant operating costs on the accompanying statements of income.

Other Costs

Other costs in restaurant operating costs in the accompanying statements of income include utilities, repairs and maintenance, credit card fees, royalty payments, stock-based compensation for restaurant-level employees, and other restaurant-level expenses. The Company incurred approximately $3.9 million and $5.4 million in other costs for the fiscal years ended August 31, 2017 and August 31, 2018, respectively.

Advertising Costs

Advertising costs are expensed as incurred on the restaurant-level, and are included in other costs in the accompanying statements of income. The Company incurred approximately $0.2 million and $0.3 million in advertising expenses for the fiscal years ended August 31, 2017 and August 31, 2018, respectively.

Fair Value Measurements

The Company defines fair value as the exchange price that would be received from the sale of an asset or paid to transfer a liability in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Valuation techniques used to measure fair value must maximize the use of observable inputs and minimize the use of unobservable inputs. The fair value measurement accounting guidance creates a fair value hierarchy to prioritize the inputs used to measure fair value into three categories. A financial instrument’s level within the fair value hierarchy is based on the lowest level of input significant to the fair value measurement, where Level 1 is the highest and Level 3 is the lowest. The three levels are defined as follows:

Level 1 – Observable inputs that reflect unadjusted quoted prices for identical assets or liabilities in active markets. Active markets are those in which transactions for the asset or liability occur with sufficient frequency and volume to provide pricing information on an ongoing basis.

Level 2 – Observable inputs other than Level 1 prices, such as unadjusted quoted prices for similar assets or liabilities in active markets, unadjusted quoted prices for identical or similar assets or liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities; and

Level 3 – Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities. These inputs are based on the Company’s own assumptions used to measure assets and liabilities at fair value and require significant management judgment or estimation.

The Company’s financial statements include cash and cash equivalents, accounts receivable, accounts payable, accrued expenses and other current liabilities, and salaries and wages payable for which the carrying amounts approximate fair value due to their short-term maturity. The fair value of all of the Company’s assets and liabilities are determined using Level 1 inputs. The fair value of payments due to or from the Parent is not determinable due to its related-party nature.

Stock-based Compensation

Stock-based compensation consists of stock options issued to employees and non-employees. The Company measures and recognizes stock-based compensation for the estimated fair value of stock options based on the grant date fair value of the award. The fair value of stock options is estimated using the Black-Scholes option-pricing model and is impacted by the fair value of the Company’s common stock, as well as changes in assumptions regarding a number of highly complex and subjective variables. These variables include, but are not limited to, the expected common stock price volatility over the term of the stock option awards, the expected term of the awards, risk-free interest rates and the expected dividend yield.

The Company granted 419,091 stock options for the fiscal year ended August 31, 2018. No stock options were granted for the fiscal year ended August 31, 2017. For stock options that are based on a service requirement, the cost is recognized on a straight-line basis over the requisite service period, which is typically the vesting period. The majority of the stock options granted in fiscal year 2018 have a vesting period of approximately 45 months. The Company adopted the Accounting Standards Update (“ASU”) No. 2016-09, Compensation—Stock Compensation (Topic 718): Improvements to Employee Share-Based Payment Accounting in fiscal year 2018 and accounts for forfeitures as they occur.

Comprehensive Income

Comprehensive income is defined as the change in equity of a business enterprise during a period from transactions and other events and circumstances from non-owner sources. Comprehensive income is the same as net income for all periods presented. Therefore, a separate statement of comprehensive income is not included in the accompanying financial statements.

Earnings Per Share

Earnings per share is calculated by dividing net income by the weighted average shares outstanding during the period, without consideration of common stock equivalents. Diluted earnings per share assumes the conversion, exercise or issuance of all potential dilutive common stock equivalents outstanding for the period. For the purposes of this calculation, options are considered to be common stock equivalents and are only included in the calculation of diluted earnings per share when their effect is dilutive. Diluted earnings per share is calculated by adjusting weighted average shares outstanding for the dilutive effect of common stock equivalents outstanding for the period, determined using the treasury-stock method.

Recently Adopted Accounting Pronouncements

In March 2016, the Financial Accounting Standards Board (“FASB”) issued ASU No. 2016-09, Compensation—Stock Compensation (Topic 718): Improvements to Employee Share-Based Payment Accounting. The Company adopted this standard during fiscal year 2018 when it started granting stock options. ASU No. 2016-09 eliminates the requirement to delay the recognition of excess tax benefits until they reduce current taxes payable. Under this standard, previously unrecognized excess tax benefits shall be recognized on a modified retrospective basis. ASU No. 2016-09 also requires excess tax benefits and deficiencies to be recognized prospectively in the Company’s provision for income taxes rather than additional paid-in capital. Additionally, the Company elected to account for forfeitures as they occur rather than estimate expected forfeitures using a modified retrospective transition method. In addition, ASU No. 2016-09 requires excess tax benefits to be presented as a component of operating cash flows rather than financing cash flows. The Company elected to adopt this requirement prospectively and accordingly, prior periods have not been adjusted. The adoption of this new guidance was immaterial to the financial statements as of and for the fiscal year ended August 31, 2018.

Recently Issued Accounting Pronouncements

In June 2018, the FASB issued ASU No. 2018-07, Compensation – Stock Compensation (Topic 718): Improvements to Nonemployee Share-Based Payment Accounting. ASU No. 2018-07 expands the scope of Topic 718 to include share-based payment transactions for acquiring goods and services from non-employees. ASU No. 2018-07 also clarifies that Topic 718 does not apply to share-based payments used to effectively provide (1) financing to the issuer or (2) awards granted in conjunction with selling goods or services to customers as part of a contract accounted for under Revenue from Contracts with Customers (Topic 606). ASU No. 2018-07 is effective for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years. Early adoption is permitted. We expect to early adopt the provisions of ASU No. 2018-07 in the quarter beginning September 1, 2018. We do not expect the adoption to have a material impact on the financial statements of the Company.

In February 2016, the FASB issued ASU No. 2016-02, Leases (Topic 842), which requires lessees to recognize assets and liabilities on the balance sheet for leases with lease terms of more than 12 months. The recognition, measurement, and presentation of expenses and cash flows arising from a lease by a lessee primarily will depend on its classification as a capital or operating lease. ASU No. 2016-02 is effective for reporting periods beginning after December 15, 2018, and early adoption is permitted. In July, 2018, the FASB issued ASU 2018-11, Leases (Topic 842): Targeted Improvements, which provides entities the option to use the effective date as the date of initial application on transition to the new guidance. The Company plans to elect this transition method, and as a result, the Company will not adjust comparative information for prior periods. ASU No. 2016-02 is to be applied at the beginning of the earliest period presented in the financial statements using the optional transition method permitted under ASU 2018-11, which includes a number of practical expedients that an entity may elect to apply, for leases existing at, or entered into after, the beginning of the earliest comparative period presented in the financial statements. The Company has begun evaluating the impact the adoption of the new guidance will have on its financial statements and expects that the adoption of the new guidance will have a material impact on the financial statements of the Company.

In May 2014, the FASB issued ASU No. 2014-09, Revenue from Contracts with Customers (Topic 606), which was issued to replace the current revenue recognition guidance, and requires the recognition of revenue when promised goods or services are transferred to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods and services. ASC 606 also includes Subtopic 340-40, Other Assets and Deferred Costs—Contracts with Customers, which requires the deferral of incremental costs of obtaining a contract with a customer. In August 2015, the FASB deferred the effective date and this pronouncement is now effective for annual reporting periods beginning after December 15, 2017. The Company expects to adopt the new standard using the modified retrospective approach for the fiscal year and quarter beginning September 1, 2018. The Company does not expect the adoption to have a material impact on its financial statements.

Note 3—Balance Sheet Components

Inventories

Inventories as of August 31, 2017 and August 31, 2018 consists of the following:

	As of August 31,
	2017	2018
	(amounts in thousands)
Food	$244	$349
Liquor and beverages	25	35

	$269	$384

Prepaid expenses and other current assets

Prepaid expenses and other current assets as of August 31, 2017 and August 31, 2018 consists of the following:

	As of August 31,
	2017	2018
	(amounts in thousands)
Prepaid expenses	$612	$538
Other current assets	128	124

	$740	$662

Property and Equipment, net

Property and equipment, net as of August 31, 2017 and August 31, 2018 consists of the following:

	As of August 31,
	2017	2018
	(amounts in thousands)
Leasehold improvements	$13,532	$17,720
Lease assets	4,253	6,037
Furniture and fixtures	1,900	2,493
Computer equipment	201	248
Vehicles	78	43
Software	121	214
Construction in progress	679	1,155

Property and equipment, gross	20,764	27,910
Less: accumulated depreciation and amortization	(3,764)	(4,715)

Total property and equipment, net	$17,000	$23,195

Depreciation and amortization expense for property and equipment was approximately $1.4 million and $1.7 million for the fiscal years ended August 31, 2017 and August 31, 2018, respectively. Amortization expense related to leased assets for the fiscal years ended August 31, 2017 and August 31, 2018 was immaterial.

Note 4—Commitments and Contingencies

Leases—The Company leases its corporate offices and all of its restaurant locations under non-cancelable operating leases. The majority of these leases have initial lease terms between five and 10 years. Certain leases are extendable by an exercise of a renewal option, which provides the Company with the option to extend the lease term in five-year increments at its discretion if exercised before the expiration date.

Certain lease agreements have contingent rental payments based on sales thresholds in the agreement. Accrued liabilities for contingent rent was approximately $0.1 million and $0.1 million as of August 31, 2017 and August 31, 2018, respectively, which is included in the accrued expenses and other current liabilities on the accompanying balance sheets.

Lease expense was approximately $2.1 million and $3.0 million, including contingent rent expenses of approximately $0.2 million and $0.2 million, for the fiscal years ended August 31, 2017 and August 31, 2018, respectively.

The Company leases some of its equipment used in restaurant operations under capital leases that expire at various dates through November 2023. The future minimum lease payments under non-cancelable leases as of August 31, 2018, are as follows:

Fiscal Years Ending August 31,	Operating Lease Payments	Capital Lease Payments
	(amounts in thousands)
2019	$2,902	$1,136
2020	2,999	1,124
2021	3,028	1,075
2022	3,073	972
2023	3,114	509
Thereafter	40,149	13

Total	$55,265	$4,829

Less interest		(376)

Total capital lease obligation		4,453
Less current portion of capital lease obligation		(1,010)

Non-current portion of capital lease obligation		$3,443

Contingencies—The Company is party to various legal proceedings arising in the normal course of business. While it is not possible to predict the outcome of the litigation, the Company does not expect that the ultimate resolution for such matters, considering insurance coverage available, will have a material adverse effect on its financial statements.

Note 5—Related Party Transactions

The Company is a wholly-owned subsidiary of Kura Japan, which is incorporated and headquartered in Japan. Kura Japan is also the sole stockholder of the Company. The Parent contributed $5.0 million to the Company in both fiscal years 2017 and 2018. No additional shares were issued in exchange for the capital contribution. In March 2018, the Company entered into a 20-year license agreement with Kura Japan, whereby the Company was granted the license to use the parent company’s trademarks and technology for the Company to open and operate restaurants in the United States of America. Every month, the Company will pay the Parent the amount equivalent to 0.5% of net sales as royalties for the license. Royalty payments to the Parent are included in other costs at the restaurant-level in the accompanying statements of income. In addition, the Company reimburses the Parent for certain travel and other administrative expenses, supplies and expatriate salaries expense. These expenses are included in general and administrative expenses in the accompanying statements of income.

Balances and transactions with the Parent as of August 31, 2017 and August 31, 2018 are as follows:

	Fiscal Years Ended August 31,
	2017	2018
	(amounts in thousands)
Due from the Parent	$7	$4
Due to the Parent	211	114
Related party expenses:
Purchases of administrative supplies from the Parent	54	59
Expatriate salaries expense incurred from the Parent	74	95
Royalty payments	—	279
Travel and other administrative expenses	89	78
Purchases of equipment from the Parent	949	650

Total related party expenses	$1,166	$1,161

Additional investment received	$5,000	$5,000

Note 6—Incentive Compensation Plan

The Company adopted the 2018 Incentive Compensation Plan (the “Stock Incentive Plan”) in January 2018. Under the Stock Incentive Plan, the Company may grant stock options, stock appreciation rights, restricted stock, restricted stock units, as well as performance awards in the form of shares and cash. Stock options granted under the Stock Incentive Plan include both incentive stock options and non-qualified stock options. This plan authorizes 700,000 awards to be granted.

Activity under the Stock Incentive Plan is as follows:

	Options Outstanding
	Number of shares underlying outstanding options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term (Years)	Aggregate Intrinsic Value
				(amounts in thousands)
Outstanding—August 31, 2017	—	$—	—	—
Options granted	419,091	4.26
Options exercised	—
Options canceled/forfeited	(1,819)	4.26
Options expired	—

Outstanding—August 31, 2018	417,272	$4.26	9.79	$1,665

Options exercisable	26,147	$4.26	9.79	$98

Stock-based compensation related to the stock options issued under the Stock Incentive Plan was zero and approximately $0.1 million for the fiscal years ended August 31, 2017 and August 31, 2018, respectively, and is included in restaurant operating costs and in general and administrative expenses on the accompanying statements of income. Stock options granted to non-employees, and the related stock-based compensation expense, were immaterial to the financial statements for fiscal year 2018. Aggregate intrinsic value represents the difference between the exercise price of the stock options and the estimated fair value of the Company’s common stock as determined by the board of directors. There were no stock options outstanding for the fiscal year ended August 31, 2017.

The weighted average grant date fair value of options granted was $4.05 for the fiscal year ended August 31, 2018. The total fair value of options vested was approximately $0.1 million for the fiscal year ended August 31,

2018. Of the 419,091 options granted in fiscal year 2018, 391,125 options remain unvested as of August 31, 2018. As of August 31, 2018, unrecognized stock-based compensation of $2.0 million related to unvested stock options is expected to be recognized on a straight-line basis over a weighted average period of 3.43 years.

Stock-based Compensation

Stock-based compensation for restaurant-level employees is included in other costs and stock-based compensation for corporate-level employees is included in general and administrative expenses in the statements of income. The total stock-based compensation recognized for stock options granted under the Stock Incentive Plan in the statements of income is as follows:

Fiscal Year Ended August 31, 2018
(amounts in thousands)
Restaurant-level stock-based compensation included in other costs	$14
Corporate-level stock-based compensation included in General and administrative expenses	91

Total stock-based compensation	$105

Determination of Fair Value

Fiscal Year Ended August 31, 2018
Expected term (in years)	5.50 - 5.96
Expected volatility	64%
Risk-free interest rate	2.83% - 2.85%
Dividend rate	0%
Fair value of common stock	$6.70

The fair value of each grant of stock options was determined by the Company and its board of directors using the Black-Scholes option-pricing model and assumptions discussed below. Each of these inputs is subjective and generally requires significant judgment to determine.

Expected Term - The expected term represents the period that the Company’s stock-based awards are expected to be outstanding. For option grants that are considered to be “plain vanilla,” the Company determines the expected term using the simplified method. The simplified method deems the term to be the average of the time-to-vesting and the contractual life of the options.

Expected Volatility - Since the Company does not have a trading history of its common stock, the expected volatility is derived from the average historical stock volatilities of several unrelated public companies within the Company’s industry that the Company considers to be comparable to its business over a period equivalent to the expected term of the stock option grants.

Risk-Free Interest Rate - The risk-free interest rate is based on the U.S. Treasury yield curve in effect at the time of grant for zero-coupon U.S. Treasury notes with maturities approximately equal to the option’s expected term.

Dividend Rate - The expected dividend is assumed to be zero as the Company has never paid dividends and has no current plans to do so.

Fair Value of Common Stock - Given the absence of a public trading market, the Company’s board of directors considers numerous objective and subjective factors to determine the fair value of its common stock at each grant date. These factors include, but are not limited to (i) independent contemporaneous third-party valuations of common stock; (ii) the lack of marketability of its common stock; and (iii) the likelihood of achieving a liquidity event, such as an initial public offering of the Company, given prevailing market conditions.

Note 7—Earnings Per Share

The net income per share attributable to common stockholder is allocated based on the contractual participation rights of the Class A common stock and Class B common stock as if the income for the year has been distributed. As the liquidation and dividend rights for Class A and Class B common stock are identical, the net income attributable to common stockholder is allocated on a proportionate basis.

The following table sets forth the computation of the Company’s basic and diluted net income per share:

	Fiscal Years Ended August 31,
	2017		2018
	Class A	Class B	Class A	Class B
Net income per share attributable to common stockholder—basic:
Numerator:
Net income attributable to common stockholder—basic (in thousands)	$566	$141	$1,394	$348

Denominator:
Weighted average shares outstanding—basic	4,000,000	1,000,000	4,000,000	1,000,046

Net income per share attributable to common stockholder—basic	$0.14	$0.14	$0.35	$0.35

Net income per share attributable to common stockholder—diluted:
Numerator:
Net income attributable to common stockholder—diluted (in thousands)	$566	$141	$1,394	$348

Denominator:
Weighted average shares outstanding—basic	4,000,000	1,000,000	4,000,000	1,000,046
Options to purchase common stock	—	—	50,242	—

Weighted average shares outstanding—diluted	4,000,000	1,000,000	4,050,242	1,000,046

Net income per share attributable to common stockholder—diluted	$0.14	$0.14	$0.34	$0.35

Note 8—Income Taxes

On December 22, 2017, the Tax Cuts and Jobs Act (the “Act”) was signed into law. The Act, among other changes, reduces the U.S. federal corporate tax rate from 35% to 21% as of January 1, 2018 (25.3% applicable for fiscal year 2018 or 21% applicable for fiscal year 2019 and after), limits the deductibility of interest, changes the rules on utilization and carryover of net operating losses, limits the deductibility of officers’ compensation, allows for expensing of certain qualified fixed assets, and implements a modified territorial tax system that includes other U.S. international tax provisions.

We have re-measured the U.S. deferred tax assets and liabilities based on the enacted tax rates which will be in effect when these differences reverse, which is estimated to be either the blended tax rate of 25.3% for fiscal year 2018 or 21% for after fiscal year 2019 or after. The Company has completed their assessment and reflected the income tax effects of the Act on the Company’s financial statements.

The components of the provision for income taxes are as follows:

	Fiscal Years Ended August 31,
	2017	2018
	(amounts in thousands)
Current:
Federal	$(7)	$—
State	74	65

Total current	67	65
Deferred:
Federal	141	(146)
State	32	86

Total deferred	173	(60)

Total	$240	$5

The Company had an effective tax rate of 14.2% and 0.3% for the fiscal years ended August 31, 2017 and 2018, respectively. The reconciliation of the statutory federal income tax rate to the Company’s effective tax rate was as follows:

	Fiscal Years Ended August 31,
	2017	2018
Tax at federal statutory rate	34.0%	25.3%
Employer tip credit	(19.6)%	(23.5)%
Other items	1.0%	(7.8)%
State tax, net of federal benefit	(1.2)%	6.3%

Effective tax rate	14.2%	0.3%

The Company recorded an income tax provision of approximately $0.2 million for the fiscal year ended August 31, 2017. The income tax provision was immaterial for the fiscal year ended August 31, 2018. The primary difference between the effective tax rate and the federal statutory tax rate relates to federal and state losses for which the Company does not recognize a benefit, with other offsets for certain differences related to the employer tip credit.

The deferred income taxes reflect the tax effects of the temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and amounts used for income tax purposes.

The tax effects of temporary differences that give rise to significant portions of deferred tax assets and liabilities are as follows:

	As of August 31,
	2017	2018
	(amounts in thousands)
Deferred tax assets:
General business credit	$794	$1,355
NOL carryover	1,514	854
Deferred rent	423	370
Tenant allowance	250	230
State tax deduction	26	21
Other	20	32

Gross deferred tax assets	3,027	2,862
Deferred tax liabilities:
Basis difference on fixed assets	(1,966)	(1,777)
State	(49)	(13)

Net deferred tax	$1,012	$1,072

As of August 31, 2018, the Company has U.S. federal net operating loss (“NOL”) carryover of approximately $4.1 million and federal tax credit carryover of approximately $1.4 million. Utilization of the Company’s NOL and federal tax credit carryover may be subject to a substantial annual limitation due to ownership change limitations that may have occurred or that could occur in the future, as required by Sections 382 and 383 of the Internal Revenue Code of 1986, as amended.

The Company has not recorded any unrecognized tax benefits as of August 31, 2018. Tax benefits of uncertain tax positions are recognized only if it is more likely than not that the Company will be able to sustain a position taken on an income tax return. The Company has no liability for uncertain positions. Interest and penalties, if any, related to unrecognized tax benefits would be recognized as income tax expense.

Note 9—Immaterial Correction of Previously Reported Expenses

Subsequent to the third fiscal quarter ended May 31, 2019, the Company identified an immaterial error related to the classification of labor and related costs, occupancy and related expenses, other costs, and general and administrative expenses that impacted the Company’s previously issued financial statements for the fiscal year ended August 31, 2017. The immaterial error relates to the improper classification of employee-related expenses for employees that are identified as company-level management which were incorrectly included in the total restaurant operating costs. Accordingly, the correction in classification has been made in the accompanying fiscal year 2017 statement of income by decreasing labor and related costs, occupancy and related expense, and other costs in the amounts of $489 thousand, $1 thousand, and $239 thousand, respectively, from amounts previously reported of $12,606 thousand, $2,078 thousand, and $4,146 thousand, respectively, to amounts as restated of $12,117 thousand, $2,077 thousand and $3,907 thousand, respectively, and by increasing general and administrative expenses in the amount of $729 thousand from the amount previously reported of $2,635 thousand to the amount as restated of $3,364 thousand for fiscal year 2017. This also resulted in a decrease in total restaurant operating costs in the amount of $729 thousand from the amount previously reported of $33,564 thousand to the amount as restated of $32,835 thousand for fiscal year 2017. There was no impact to operating income, cash flows or the balance sheet as a result of the error.

Note 10—Subsequent Events

The Company evaluated subsequent events through April 5, 2019, the date on which its financial statements were issued, through July 3, 2019 with respect to the restatement discussed in Note 9, and through July 30, 2019 with respect to the reverse stock split discussed in Note 1.

In December 2018, the Company’s board of directors granted 22,000 options to purchase shares of common stock to employees at an exercise price of $8.76.

In January 2019, the Company entered into an agreement for a non-cancelable operating lease for a new restaurant space through 2029, with the option to extend the term for a period of five years. The total minimum lease payments under the lease agreement for the non-cancelable period are $2.9 million, with lease payments of $0.3 million per year from 2019 to 2029. Total minimum lease payments under the extension period are $1.8 million from 2030 to 2035.

On January 25, 2019, the Company entered into an agreement with Kura Japan to exchange 4,000,000 shares of the Company’s Class B common stock for 4,000,000 shares of the Company’s Class A common stock on a post-split basis. The accompanying financial statements and notes to the financial statements give retroactive effect to the agreement, as discussed in Note 1.

On January 31, 2019, the Company secured a non-revolving line of credit in the amount of up to $5 million (the “Credit Facility”) that matures on July 31, 2020. All borrowings under the Credit Facility will bear interest at the Company’s option at either (a) the prime lending rate of the lender less one-half of one percent (0.5%), or (b) one-month LIBOR plus one and one-half percent (1.5%). The Credit Facility also requires the Company to comply with certain financial covenants regarding the Company’s liquidity, fixed charge coverage ratio and tangible net worth ratio. Changes in the Company’s financial condition that cause a breach of any of these financial covenants could result in a default and an acceleration of our obligations under the Credit Facility, which could have an adverse effect on the Company’s liquidity, capital resources and results of operations. No amounts have been drawn on the Credit Facility.

Kura Sushi USA, Inc.

Condensed Balance Sheets (Unaudited)

(amounts in thousands, except share and per share data)

	August 31,	May 31,
	2018	2019
Assets
Current assets:
Cash and cash equivalents	$5,711	$1,265
Accounts receivable	521	622
Inventories	384	468
Due from Parent and affiliates	4	9
Prepaid expenses and other current assets	662	1,020

Total current assets	7,282	3,384
Non-current assets:
Property and equipment—net	23,195	29,706
Deposits and other assets	520	807
Deferred tax assets	1,072	1,095
Deferred offering costs	—	2,646

Total non-current assets	24,787	34,254

Total assets	$32,069	$37,638

Liabilities and stockholder’s equity
Current liabilities:
Accounts payable	$1,959	$2,785
Accrued expenses and other current liabilities	507	544
Salaries and wages payable	817	1,197
Capital leases	1,010	1,000
Due to Parent and affiliates	114	11
Sales tax payable	395	513
Current portion of long-term debt	—	682

Total current liabilities	4,802	6,732
Non-current liabilities:
Long-term debt	—	2,373
Capital leases—non-current	3,443	2,668
Deferred rent	1,371	2,002
Tenant allowances	787	1,115
Other liabilities	161	227

Total non-current liabilities	5,762	8,385

Total liabilities	10,564	15,117

Commitments and contingencies
Stockholder’s equity:
Class A common stock, $0.001 par value; 20,000,000 shares authorized, 4,000,000 shares issued and outstanding as of August 31, 2018 and May 31, 2019	4	4
Class B common stock, $0.001 par value; 10,000,100 shares authorized, 1,000,050 shares issued and outstanding as of August 31, 2018 and May 31, 2019	1	1
Additional paid-in capital	20,225	20,701
Retained earnings	1,275	1,815

Total stockholder’s equity	21,505	22,521

Total liabilities and stockholder’s equity	$32,069	$37,638

See accompanying notes to these condensed financial statements

Kura Sushi USA, Inc.

Condensed Statements of Income (Unaudited)

(amounts in thousands, except share and per share data)

	Nine Months Ended May 31,
	2018	2019
Sales	$37,099	$45,492
Restaurant operating costs:
Food and beverage costs	12,772	14,880
Labor and related costs	11,711	14,286
Occupancy and related expenses	2,330	3,292
Depreciation and amortization expenses	1,133	1,457
Other costs	3,911	5,102

Total restaurant operating costs	31,857	39,017

General and administrative expenses	4,437	5,699
Depreciation and amortization expenses	38	80

Total operating expenses	36,332	44,796

Operating income	767	696

Other expense (income):
Interest expense	97	126
Interest income	(6)	(11)

Income before income taxes	676	581

Income tax (benefit) expense	(86)	41

Net income	$762	$540

Net income attributable to Class A and Class B common stockholder
- basic and diluted	$762	$540

Net income per share attributable to Class A and Class B common stockholder
Basic	$0.15	$0.11

Diluted	$0.15	$0.10

Weighted-average shares used to compute net income per share attributable to Class A and Class B common stockholder
Basic	5,000,044	5,000,050

Diluted	5,000,044	5,151,164

See accompanying notes to these condensed financial statements

Kura Sushi USA, Inc.

Condensed Statements of Stockholder’s Equity (Unaudited)

(amounts in thousands, except share and per share data)

	Common Stock				Additional Paid-in Capital	Retained Earnings	Total Stockholder’s Equity
	Class A		Class B
	Shares	Amount	Shares	Amount
Balances as of September 1, 2017	4,000,000	$4	1,000,000	$1	$15,120	$(467)	$14,658
Issuance of common stock			50	—	—		—
Additional capital investment from parent					5,000		5,000
Net income						762	762

Balances as of May 31, 2018	4,000,000	$4	1,000,050	$1	$20,120	$295	$20,420

	Common Stock				Additional Paid-in Capital	Retained Earnings	Total Stockholder’s Equity
	Class A		Class B
	Shares	Amount	Shares	Amount
Balances as of September 1, 2018	4,000,000	$4	1,000,050	$1	$20,225	$1,275	$21,505
Stock-based compensation					476		476
Net income						540	540

Balances as of May 31, 2019	4,000,000	$4	1,000,050	$1	$20,701	$1,815	$22,521

See accompanying notes to these condensed financial statements

Kura Sushi USA, Inc.

Condensed Statements of Cash Flows (Unaudited)

(amounts in thousands)

	Nine Months Ended May 31,
	2018	2019
Cash Flows From Operating Activities
Net Income	$762	$540
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	1,171	1,537
Stock-based compensation	—	476
Gain on disposal of property and equipment	(2)	—
Deferred income taxes	—	(24)
Changes in operating assets and liabilities:
Accounts receivable	(268)	(101)
Inventories	(43)	(84)
Due from parent and affiliates	5	(5)
Prepaid expenses and other current assets	(162)	(358)
Deposits and other assets	(25)	(181)
Accounts payable	608	190
Accrued expenses and other current liabilities	158	37
Sales tax payable	63	117
Salary and wages payable	178	380
Due to parent and affiliates	5	(46)
Deferred rent and tenant allowances	636	960

Net cash provided by operating activities	3,086	3,438

Cash Flows From Investing Activities
Payments for property and equipment	(5,883)	(7,688)
Proceeds from disposal of property and equipment	2	—
Payment for purchase of liquor license	(33)	(20)

Net cash used in investing activities	(5,914)	(7,708)

Cash Flows From Financing Activities
Proceeds from borrowings of debt	—	3,921
Cash received for additional capital investment from Parent	5,000	—
Repayment to principal on capital lease	(716)	(785)
Repayment on debt	—	(866)
Payment for deferred offering costs	—	(2,446)

Net cash provided by (used in) financing activities	4,284	(176)

Net increase (decrease) in cash and cash equivalents	1,456	(4,446)

Cash and cash equivalents—Beginning of period	2,882	5,711

Cash and cash equivalents—End of period	$4,338	$1,265

Noncash investing and financing activities
Acquisition of capital leases	$1,733	$—

Changes in accounts payable for purchase of property and equipment	$(230)	$378

Unpaid deferred offering costs	$—	$200

Amounts included in accounts payable for purchases of property and equipment	$39	$434

See accompanying notes to these condensed financial statements

Note 1—Organization and Description of Business

Kura Sushi USA, Inc. (the “Company” or “Kura Sushi”) operates revolving sushi bar restaurants, which offer a combination of Japanese cuisine and a revolving sushi service model. As of May 31, 2019, the Company operates 21 restaurants in California, Texas, Georgia and Illinois.

In November 2008, Kura Sushi, Inc. (the “Parent” or “Kura Japan”) formed its wholly-owned subsidiary, Kula West Irvine, Inc., a California corporation (“Kula West”), as a wholly-owned subsidiary of Kura Japan, through which Kura Japan conducted its U.S. operations. Kura Japan owned all 10,000 shares of Kula West common stock. In June 2011, Kula West changed its name to Kula Sushi USA, Inc. (“Kula Sushi”). On October 4, 2017, Kura Japan formed another wholly-owned subsidiary, Kura Sushi USA, Inc., as a corporation in the State of Delaware, prior to and in connection with a merger of Kula Sushi into Kura Sushi USA, Inc., common control entities, for the primary purposes of changing the state of incorporation from California to Delaware, as well as modifying the name of the Company. At the time of formation of Kura Sushi, Kura Sushi issued 100 shares of Class B common stock to Kura Japan.

On October 10, 2017, Kula Sushi merged into Kura Sushi, with Kura Sushi remaining as the surviving corporation. By virtue of the merger, and without action on the part of Kura Japan as holder thereof, each of the 10,000 shares of common stock of Kula Sushi held by Kura Japan was automatically cancelled and converted into 1,000 shares of Class B common stock of Kura Sushi. On all matters to be voted on by stockholders, holders of our Class A common stock are entitled to one vote per share while holders of our Class B common stock are entitled to 10 votes per share. Each share of Class B common stock is convertible into one share of Class A common stock at the option of the holder, upon transfer or in certain specified circumstances. With the exception of voting rights and conversion rights, holders of Class A and Class B common stock will have identical rights.

On January 25, 2019, the Company entered into a Share Exchange Agreement (the “Share Exchange Agreement”) with Kura Japan to exchange 4,000,000 shares of the Company’s Class B common stock for 4,000,000 shares of the Company’s Class A common stock on a post-split basis.

On July 18, 2019 the Company’s board of directors approved a 1-for-2 reverse split of shares of our Class A common stock and Class B common stock. The reverse stock split will occur upon the effectiveness of our amended and restated certification of incorporation, which will be effective in connection with the completion of this offering. The par values and the authorized shares of the common stock will not be adjusted as a result of the reverse stock split. All issued and outstanding common stock and related per share amounts contained in the financial statements have been retroactively adjusted to reflect this reverse stock split for all periods presented. The accompanying financial statements and notes to the financial statements give retroactive effect to the merger, the share exchange provided for in the Share Exchange Agreement and the reverse stock split. As such, the financial statements show Kura Japan as having held 4,000,000 shares of Class A common stock and 1,000,000 shares of Class B common stock as of September 1, 2016 in the statement of stockholder’s equity, notwithstanding that as of August 31, 2018, Kura Japan held no shares of Class A common stock and 10,000,100 shares of Class B common stock of the Company.

Note 2—Basis of Presentation and Summary of Significant Accounting Policies

Basis of Presentation

The accompanying condensed financial statements have been prepared in accordance with generally accepted accounting principles in the United States (“GAAP”).

Unaudited Interim Financial Statements

The accompanying unaudited interim condensed financial statements have been prepared by the Company pursuant to the rules and regulations of the Securities and Exchange Commission (the “SEC”). Accordingly, they do not include all the information and footnotes required by generally accepted accounting principles in the United States (“U.S. GAAP”) for complete financial statements. In the opinion of the Company, all adjustments considered necessary for the fair presentation of the Company’s results of operations, financial position and cash flows for the periods presented have been included and are of a normal, recurring nature. The results of operations for interim periods are not necessarily indicative of the results to be expected for the year ending August 31, 2019 or for any other future annual or interim period. These financial statements should be read in conjunction with the Company’s audited financial statements in this prospectus.

Fair Value of Financial Instruments

The Company’s financial instruments consist of cash and cash equivalents, tenants allowance receivable, accounts payable, accrued expenses and other current liabilities, salaries and wages payable, and debt. The Company believes that the carrying values of the financial instruments approximate their fair values. The Company’s debt was determined to be Level II in the fair value hierarchy.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods presented. Significant items subject to such estimates include asset retirement obligations, stock-based compensation, the useful lives of assets, the assessment of the recoverability of long-lived assets, and income taxes. The Company evaluates its estimates and assumptions on an ongoing basis using historical experience and other factors, and adjusts those estimates and assumptions when facts and circumstances dictate. Actual results could differ materially from those estimates and assumptions.

Segment Information

Management has determined that the Company has one operating segment, and therefore one reportable segment. The Company’s chief operating decision maker, who is its Chief Executive Officer, reviews financial performance and allocates resources. All of the Company’s sales are derived in the United States of America.

Deferred Offering Costs

The Company capitalizes certain legal, professional accounting and other third-party fees that are directly associated with the Company’s initial public offering as deferred offering costs until such offering is consummated. After consummation of the initial public offering, these costs are recorded in stockholders’ equity as a reduction of additional paid-in capital generated as a result of the offering. Should the in-process initial public offering be abandoned, the deferred offering costs will be expensed immediately as a charge to general and administrative expenses in the condensed statements of income. As of May 31, 2019, $2.6 million of deferred offering costs are capitalized on the balance sheet.

Operating and Capital Leases

The Company leases all of its restaurant locations, its corporate offices, and equipment used in its restaurants. At the inception of each lease, the Company determines its classification as an operating lease or a capital lease. All of the Company’s restaurant and office leases are classified as operating leases and equipment leases are classified as capital leases.

Most of the restaurant and office leases provide for fixed minimum rent payments and/or contingent rent payments based upon sales in excess of specified threshold. When achievement of such sales thresholds is deemed probable, contingent rent is accrued in proportion to the sales recognized in the period. For operating leases that include free-rent periods and rent escalation clauses, the Company recognizes rent expenses based on the straight-line method. For the purpose of calculating rent expenses under the straight-line method, the lease term commences on the date the Company obtains control of the property. The difference between the rent expenses and payments is recorded as deferred rent in the accompanying balance sheets. Allowance for tenant allowances is included in deferred rent liability and recognized over the lease term as a reduction of rent expenses.

Assets the Company acquired under capital lease arrangements are recorded at the lower of the present value of future minimum lease payments or fair value of the assets at the inception of the lease. Capital lease assets are amortized over the shorter of the useful life of the assets or the lease term, and the amortization expense is included in the depreciation and amortization financial statement line item on the accompanying condensed statements of income.

Fair Value Measurements

The Company defines fair value as the exchange price that would be received from the sale of an asset or paid to transfer a liability in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Valuation techniques used to measure fair value must maximize the use of observable inputs and minimize the use of unobservable inputs. The fair value measurement accounting guidance creates a fair value hierarchy to prioritize the inputs used to measure fair value into three categories. A financial instrument’s level within the fair value hierarchy is based on the lowest level of input significant to the fair value measurement, where Level 1 Is the highest and Level 3 is the lowest. The three levels are defined as follows:

Level 1 – Observable inputs that reflect unadjusted quoted prices for identical assets or liabilities in active markets. Active markets are those in which transactions for the asset or liability occur with sufficient frequency and volume to provide pricing information on an ongoing basis.

Level 2 – Observable inputs other than Level 1 prices, such as unadjusted quoted prices for similar assets or liabilities in active markets, unadjusted quoted prices for identical or similar assets or liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities; and

Level 3 – Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities. These inputs are based on the Company’s own assumptions used to measure assets and liabilities at fair value and require significant management judgment or estimation.

The Company’s financial statements include cash and cash equivalents, tenants allowance receivable, accounts payable, accrued expenses and other current liabilities, salaries and wages payable, and debt for which the carrying amounts approximate fair value. The fair value of the Company’s debt was determined using Level II inputs. The fair value of all of the Company’s remaining assets and liabilities are determined using Level 1 inputs. The fair value of payments due to or from the Parent is not determinable due to its related-party nature.

Stock-based Compensation

Stock-based compensation consists of stock options issued to employees and non-employees. The Company measures and recognizes stock-based compensation for the estimated fair value of stock options based on the grant date fair value of the award. The fair value of stock options is estimated using the Black-Scholes option-pricing model and is impacted by the fair value of the Company’s common stock, as well as changes in assumptions regarding a number of highly complex and subjective variables. These variables include, but are not limited to, the expected common stock price volatility over the term of the stock option awards, the expected term of the awards, risk-free interest rates and the expected dividend yield.

The Company granted 22,000 stock options for the nine months ended May 31, 2019. For stock options that are based on a service requirement, the cost is recognized on a straight-line basis over the requisite service period, which is typically the vesting period. The stock options granted by the Company have a vesting period of approximately 45-months.

Stock-based compensation expense was zero and $0.5 million for the nine months ended May 31, 2018 and 2019, respectively.

Comprehensive Income

Comprehensive income is defined as the change in equity of a business enterprise during a period from transactions and other events and circumstances from non-owner sources. Comprehensive income is the same as net income for all periods presented. Therefore, a separate statement of comprehensive income is not included in the accompanying financial statements.

Earnings Per Share

Earnings per share is calculated by dividing net income by the weighted average shares outstanding during the period, without consideration of common stock equivalents. Diluted earnings per share assumes the conversion, exercise or issuance of all potential dilutive common stock equivalents outstanding for the period. For the purposes of this calculation, options are considered to be common stock equivalents and are only included in the calculation of diluted earnings per share when their effect is dilutive. Diluted earnings per share is calculated by adjusting weighted average shares outstanding for the dilutive effect of common stock equivalents outstanding for the period, determined using the treasury-stock method.

Recently Adopted Accounting Pronouncements

In May 2014, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2014-09, Revenue from Contracts with Customers (Topic 606), which was issued to replace the current revenue recognition guidance, and requires the recognition of revenue when promised goods or services are transferred to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods and services. ASC 606 also includes Subtopic 340-40, Other Assets and Deferred Costs—Contracts with Customers, which requires the deferral of incremental costs of obtaining a contract with a customer. In August 2015, the FASB deferred the effective date for annual reporting periods beginning after December 15, 2017. The Company adopted the new standard for the fiscal year and quarter beginning on September 1, 2018, using the modified retrospective method. The Company’s revenue is derived from sales of food and beverages which are recognized at the point of sale, therefore, the new revenue guidance does not have an impact on the Company’s timing of revenue recognition and the cumulative effect of adopting this new standard had no impact on the Company’s retained earnings. Results for reporting periods beginning on or after September 1, 2018 are presented in accordance with ASC 606. Prior period amounts were not revised and continue to be reported in accordance with ASC 605, the accounting standard then in effect.

In June 2018, the FASB issued ASU No. 2018-07, Compensation—Stock Compensation (Topic 718): Improvements to Nonemployee Share-Based Payment Accounting (“ASU 2018-07”), to align the accounting for share-based payment awards issued to employees and nonemployees, particularly with regard to the measurement date and the impact of performance conditions. The new guidance requires equity-classified share-based payment awards issued to nonemployees to be measured on the grant date, instead of being re-measured through the performance completion date under the current guidance. For public entities, ASU 2018-07 is effective for fiscal years beginning after December 15, 2018, and early adoption is permitted. The Company chose to early adopt ASU 2018-07 effective for its financial statements starting September 1, 2018 and the cumulative adjustment upon adoption was immaterial.

Recently Issued Accounting Pronouncements

In February 2016, the FASB issued ASU No. 2016-02, Leases (Topic 842), which requires lessees to recognize assets and liabilities on the balance sheet for leases with lease terms of more than 12 months. The recognition, measurement, and presentation of expenses and cash flows arising from a lease by a lessee primarily will depend on its classification as a capital or operating lease. ASU No. 2016-02 is effective for reporting periods beginning after December 15, 2018, and early adoption is permitted. In March 2019, the FASB issued ASU 2019-01, Codification Improvements, which clarifies certain aspects of the new lease standard. In July 2018, the FASB issued ASU 2018-11, Leases (Topic 842): Targeted Improvements, which provides entities the option to use the effective date as the date of initial application on transition to the new guidance. The Company plans to elect this transition method, and as a result, the Company will not adjust comparative information for prior periods. ASU No. 2016-02 is to be applied at the beginning of the earliest period presented in the financial statements using the optional transition method permitted under ASU 2018-11, which includes a number of practical expedients that an entity may elect to apply, for leases existing at, or entered into after, the beginning of the earliest comparative period presented in the financial statements. The Company has begun evaluating the impact the adoption of the new guidance will have on its financial statements and expects that the adoption of the new guidance will have a material impact on the financial statements of the Company.

Note 3—Property and Equipment, net

Property and equipment, net as of August 31, 2018 and May 31, 2019 consists of the following:

	August 31, 2018	May 31, 2019
	(amounts in thousands)
Leasehold improvements	$17,720	$21,993
Lease assets	6,037	6,037
Furniture and fixtures	2,493	4,373
Computer equipment	248	426
Vehicles	43	75
Software	214	384
Construction in progress	1,155	2,668

Property and equipment, gross	27,910	35,956
Less: accumulated depreciation and amortization	(4,715)	(6,250)

Total property and equipment, net	$23,195	29,706

Depreciation expense for property and equipment was $1.2 million and $1.5 million for the nine months ended May 31, 2018 and May 31, 2019, respectively. Amortization expense related to leased assets for the nine months ended May 31, 2018 and May 31, 2019 were immaterial.

Note 4—Related Party Transactions

The Company is a wholly-owned subsidiary of Kura Japan, headquartered in Japan. Kura Japan is also the sole stockholder of the Company. In March 2018, the Company entered into a 20-year license agreement with Kura Japan, whereby the Company was granted the license to use the Parent company’s trademarks and technology for the Company to open and operate restaurants in the United States of America. Every month, the Company will pay the Parent the amount equivalent to 0.5% of net sales as royalties for the license. Royalty payments to the Parent are included in other costs at the restaurant-level in the accompanying condensed statements of income. In addition, the Company reimburses the Parent travel and other administrative expenses, supplies and expatriate salaries expense. These expenses are included in general and administrative expenses in the accompanying condensed statements of income.

Balances and transactions with the Parent for the nine months ended May 31, 2018 and May 31, 2019, are as follows:

	Nine Months Ended May 31,
	2018	2019
	(amounts in thousands)
Due from the Parent	$2	$9
Due to the Parent	57	11
Related party expenses:
Purchases of administrative supplies from the Parent	5	10
Expatriate salaries expense incurred from the Parent	49	84
Royalty payments	135	227
Travel and other administrative expenses	44	67
Purchases of equipment from the Parent	421	549

Total related party expenses	$654	$937

Additional investment received from Parent	$5,000	$—

Note 5—Stock-based Compensation

The following table summarizes the stock option activity under the Company’s 2018 Incentive Compensation Plan (the “Stock Incentive Plan”) for the period from August 31, 2018 through May 31, 2019:

	Shares Subject to Outstanding Stock Options	Weighted Average Exercise Price Per Share
Outstanding—August 31, 2018	417,272	$4.26
Options granted	22,000	$8.76
Options exercised	—	$—
Options canceled/forfeited	(29,994)	$4.70
Options expired	—	$—

Outstanding—May 31, 2019	409,278	$4.47

Stock-based compensation related to the stock options issued under the Stock Incentive Plan was zero and $0.5 million for the nine months ended May 31, 2018 and May 31, 2019, respectively. Stock-based compensation for restaurant-level employees is included in other costs and stock-based compensation for corporate-level employees is included in general and administrative expenses in the statements of income.

The total stock-based compensation expense recognized under the Stock Incentive Plan in the statements of income is as follows:

Nine Months Ended May 31, 2019
(amounts in thousands)
Restaurant-level stock-based compensation included in Other costs	$62
Corporate-level stock-based compensation included in General and administrative expenses	414

Total stock-based compensation	$476

Note 6—Debt

On January 31, 2019, the Company secured a non-revolving line of credit in the amount of up to $5 million (the “Credit Facility”) that matures on July 31, 2020. All borrowings under the Credit Facility will bear interest at the Company’s option at either (a) the prime lending rate of the lender less one-half of one percent (0.5%), or (b) one-month LIBOR plus one and one-half percent (1.5%). At any time the Company has an aggregate principal balance of at least $300,000 outstanding, that had not previously been converted to a term loan, the aggregate principal balance outstanding shall be converted to be payable on a term loan basis. The Company also has the option to convert the principal balance outstanding to a term loan by providing written notice to the creditor at least 30 days prior to the maturity date. Each term loan will have a maturity of not more than 36 months. The Credit Facility also requires the Company to comply with certain financial covenants regarding the Company’s liquidity, fixed charge coverage ratio and tangible net worth ratio. Changes in the Company’s financial condition that cause a breach of any of these financial covenants could result in a default and an acceleration of our obligations under the Credit Facility, which could have an adverse effect on the Company’s liquidity, capital resources and results of operations. The Company was in compliance with all financial-related covenants under the Credit Facility as of May 31, 2019.

As of May 31, 2019, the Company had borrowings in aggregate of $3.1 million, of which $1.0 million was under the line of credit under the Credit Facility and $2.1 million was in connection with term loans each to be repaid over a 36-month period, maturing in May 2022. The term loans accrue interest at a variable interest rate based on one-month LIBOR plus one and one-half percent (1.5%) and the Company is obligated to make fully-amortized monthly principal payments over the 36-month period. The Company elected to accrue and pay monthly interest on the borrowings pursuant to the non-revolving line of credit at the prime lending rate of the lender less one-half of one percent (0.5%). The obligations of the Company under the Credit Facility are collateralized by substantially all assets of the Company.

In June 2019, the Company converted the remaining $1.0 million in borrowings under the non-revolving line of credit of the Credit Facility to be repaid on a term loan basis over a 36-month period.

Note 7—Earnings Per Share

The net income per share attributable to common stockholder is allocated based on the contractual participation rights of the Class A common stock and Class B common stock as if the income for the year has been distributed. As the liquidation and dividend rights for Class A and Class B common stock are identical, the net income attributable to common stockholder is allocated on a proportionate basis.

The following table sets forth the computation of the Company’s basic and diluted net income per share (amounts in thousands, except for share or per share amounts):

	Nine Months Ended May 31,
	2018		2019
	Class A	Class B	Class A	Class B
Net income per share attributable to common stockholder—Basic:
Numerator:
Net income attributable to common stockholder—basic (in thousands)	$610	$152	$432	$108

Denominator:
Weighted average common shares outstanding—basic	4,000,000	1,000,044	4,000,000	1,000,050

Net income per share attributable to common stockholder—basic	$0.15	$0.15	$0.11	$0.11

Net income per share attributable to common stockholder—diluted:
Numerator:
Net Income attributable to common stockholder—diluted	$610	$152	$432	$108

Denominator:
Weighted average shares outstanding—basic	4,000,000	1,000,044	4,000,000	1,000,050
Options to purchase common stock	—	—	151,114	—

Weighted average shares outstanding—diluted	4,000,000	1,000,044	4,151,114	1,000,050

Net income per share attributable to common stockholder—diluted	$0.15	$0.15	$0.10	$0.11

Note 8—Income Taxes

The Company recorded an income tax benefit of $86 thousand for the nine months ended May 31, 2018 and an income tax expense of $41 thousand for the nine months ended May 31, 2019, respectively. The difference between the effective rate and the federal statutory tax rate is primarily due to state tax expense offset by tax benefits derived from the credit for certain employee tips. The increase in the income tax expense for the nine months ended May 31, 2019 compared with the nine months ended May 31, 2018 is primarily attributable to certain discrete tax benefits recorded for the nine months ended May 31, 2018 related to the changes enacted by the Tax Cuts and Jobs Act.

Note 9—Subsequent Events

The Company evaluated subsequent events through July 3, 2019, the date on which its financial statements were issued, and through July 30, 2019 with respect to the reverse stock split discussed in Note 1. There were no subsequent events that required recognition or disclosure.

2,900,000 Shares

KURA SUSHI USA, INC.

CLASS A COMMON STOCK

PROSPECTUS

BMO Capital Markets

Stephens Inc.

BTIG

Roth Capital Partners

Maxim Group LLC

July 31, 2019

Through and including August 25, 2019 (the 25th day after the date of the prospectus), all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as an underwriter and with respect to their unsold allotments or subscriptions.